    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 6, 2000


                                                      REGISTRATION NO. 333-43668
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 2


                                       TO

                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------

                            SHAMROCK LOGISTICS, L.P.
             (Exact name of registrant as specified in its charter)

           DELAWARE                          4610                         74-2958817
(State or other jurisdiction of  (Primary Standard Industrial          (I.R.S. Employer
incorporation or organization)    Classification Code Number)         Identification No.)

                           6000 NORTH LOOP 1604 WEST
                         SAN ANTONIO, TEXAS 78249-1112
                                 (210) 592-2000
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             ---------------------
                              CURTIS V. ANASTASIO
                                   PRESIDENT
                           6000 NORTH LOOP 1604 WEST
                            SAN ANTONIO, TEXAS 78249
                                 (210) 592-2000
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:

            ANDREWS & KURTH L.L.P.                           BAKER BOTTS L.L.P.
            600 TRAVIS, SUITE 4200                     ONE SHELL PLAZA, 910 LOUISIANA
             HOUSTON, TEXAS 77002                           HOUSTON, TEXAS 77002
                (713) 220-4200                                 (713) 229-1234
           ATTN: GISLAR DONNENBERG                         ATTN: JOSHUA DAVIDSON

                             ---------------------
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                             ---------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

   The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.


                 Subject to Completion. Dated November 6, 2000.

                             4,000,000 Common Units

                            SHAMROCK LOGISTICS, L.P.
                     REPRESENTING LIMITED PARTNER INTERESTS
                             ----------------------

       This is an initial public offering by Shamrock Logistics, L.P. of common units representing limited partner interests. Shamrock Logistics intends to distribute to each common unit the minimum quarterly distribution of $0.60 per quarter or $2.40 per year, to the extent it has sufficient cash from operations after payment of fees and expenses to its general partner. During the subordination period, which will generally not end before December 31, 2005, the common units must receive the full minimum quarterly distribution for all quarters before the subordinated units, which are held by an affiliate of the general partner, are entitled to receive any distributions.


     Prior to this offering, there has been no public market for the common units. We currently estimate that the initial public offering price per common unit will be between $19.00 and $21.00. Shamrock Logistics intends to list the common units on the New York Stock Exchange under the symbol "UDL".

     Our general partner and its affiliates will receive substantially all of the proceeds of the offering.

     See "Risk Factors" on page 14 to read about important risks that you should consider before buying common units.

     These risks include the following:

     - We may not generate sufficient cash from operations to pay the minimum quarterly distribution on the common units every quarter.
     - The success of our operations depends upon the continued use of our pipelines, terminals, and storage facilities by Ultramar Diamond Shamrock.
     - A material decline in production by Ultramar Diamond Shamrock's refineries would materially reduce the volumes of crude oil or refined product transported in our pipelines.
     - A reduced demand for refined products could decrease the volumes transported in our pipelines.
     - Conflicts of interest may arise between the general partner and its affiliates, on the one hand, and Shamrock Logistics and the unitholders, on the other hand. The legal duties of our general partner and its affiliates to unitholders are limited.
     - Our general partner manages our business. You will have limited voting rights and limited ability to remove our general partner.
     - Purchasers of common units will experience immediate and substantial dilution.
     - You may be required to pay taxes on income from us even if you receive no cash distributions.
                             ----------------------
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             ----------------------

                                                                    Per
                                                                Common Unit               Total
                                                                -----------               -----
Initial public offering price.............................           $                      $
Underwriting discount.....................................           $                      $
Proceeds, before expenses, to Shamrock Logistics..........           $                      $

     To the extent that the underwriters sell more than 4,000,000 common units, the underwriters have the option to purchase up to an additional 600,000 common units from Shamrock Logistics at the initial public offering price less the underwriting discount.
                             ----------------------
     The underwriters expect to deliver the common units against payment in New
York, New York on             , 2000.

GOLDMAN, SACHS & CO.
             DAIN RAUSCHER WESSELS
                          A.G. EDWARDS & SONS, INC.
                                       LEHMAN BROTHERS
                                                PAINEWEBBER INCORPORATED
                             ----------------------
                       Prospectus dated           , 2000.

                                     [MAP]

     Map showing the locations of the following pipelines, Terminals and
Refineries:

CRUDE OIL PIPELINES
Corpus Christi to Three Rivers, Texas
Ringgold to Wasson to Ardmore, Oklahoma
Dixon to McKee, Texas
Cheyenne Wells, Colorado to McKee, Texas
Hooker, Oklahoma to Clawson to McKee, Texas
Healdton to Ringling, Oklahoma

REFINED PRODUCT PIPELINES
McKee, Texas to Colorado Springs to Denver, Colorado
McKee to El Paso, Texas
Amarillo, Texas to Albuquerque, New Mexico
Ardmore to Wynnewood, Oklahoma
Three Rivers to Laredo, Texas
Three Rivers to San Antonio, Texas
McKee to Amarillo to Abernathy, Texas
McKee, Texas to Denver, Colorado

                        TERMINALS                                 LOCATION
                        ---------                                 --------
Denver Terminal                                                      CO
Colorado Springs Terminal                                            CO
Albuquerque Terminal                                                 NM
El Paso Terminal                                                     TX
Amarillo Terminal                                                    TX
Abernathy Terminal                                                   TX
San Antonio Terminal                                                 TX
Laredo Terminal                                                      TX
Corpus Christi Marine Terminal                                       TX
Harlingen Marine Terminal                                            TX

                        REFINERIES                                LOCATION
                        ----------                                --------
McKee Refinery                                                       TX
Ardmore Refinery                                                     OK
Three Rivers Refinery                                                TX

                               TABLE OF CONTENTS


PROSPECTUS SUMMARY..........................................    1
  Shamrock Logistics........................................    1
  Expansion Projects........................................    1
  Business Strategies.......................................    2
  Competitive Strengths.....................................    2
  Our Relationship with Ultramar Diamond Shamrock...........    3
SUMMARY OF RISK FACTORS.....................................    4
  Risks Inherent in Our Business............................    4
  Risks Inherent in an Investment in Shamrock Logistics.....    5
  Tax Risks.................................................    5
SHAMROCK LOGISTICS STRUCTURE AND MANAGEMENT.................    6
OWNERSHIP CHART.............................................    7
THE OFFERING................................................    8
SUMMARY HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING
  DATA......................................................   10
SUMMARY OF CONFLICTS OF INTEREST AND FIDUCIARY
  RESPONSIBILITIES..........................................   13
RISK FACTORS................................................   14
  Risks Inherent in Our Business............................   14
  Risks Inherent in an Investment in Shamrock Logistics.....   23
  Tax Risks.................................................   25
USE OF PROCEEDS.............................................   28
CAPITALIZATION..............................................   29
DILUTION....................................................   30
CASH DISTRIBUTION POLICY....................................   31
  Quarterly Distributions of Available Cash.................   31
  Operating Surplus and Capital Surplus.....................   31
  Incentive Distribution Rights.............................   32
  Subordination Period......................................   32
  Distributions of Available Cash from Operating Surplus
     During the Subordination Period........................   33
  Distributions of Available Cash from Operating Surplus
     After the Subordination Period.........................   33
  Tabular Illustration of Distributions of Available Cash
     from Operating Surplus.................................   34
  Distributions from Capital Surplus........................   34
  Adjustment of Minimum Quarterly Distribution and Target
     Distribution Levels....................................   35
  Distributions of Cash upon Liquidation....................   35
CASH AVAILABLE FOR DISTRIBUTION.............................   38
SELECTED HISTORICAL AND OPERATING DATA OF THE ULTRAMAR
  DIAMOND SHAMROCK LOGISTICS BUSINESS AND PRO FORMA
  FINANCIAL AND OPERATING DATA OF SHAMROCK LOGISTICS........   40
  Impact of Tariff Rate and Terminalling Revenue Changes....   44
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................   47
  Introduction..............................................   47
  Overview..................................................   47
  Results of Operations -- Six Months ended June 30, 1999
     Compared to Six Months Ended June 30, 2000.............   49
  Results of Operations -- Year Ended December 31, 1998
     Compared to Year Ended December 31, 1999...............   52
  Results of Operations -- Year Ended December 31, 1997
     Compared to Year Ended December 31, 1998...............   54
  Liquidity and Capital Resources...........................   56
  Environmental.............................................   60
  Impact of Inflation.......................................   61
  New Accounting Pronouncements.............................   61

  Quantitative and Qualitative Disclosures About Market
     Risk...................................................   62
BUSINESS....................................................   63
  Our Relationship with Ultramar Diamond Shamrock...........   65
  Business Strategies.......................................   66
  Competitive Strengths.....................................   67
  Pipeline Operations.......................................   69
  Crude Oil Pipelines.......................................   70
  Refined Product Pipelines.................................   72
  Recently Completed and Planned Expansion Projects.........   77
  Recently Completed Expansion Projects.....................   77
  Planned Expansion Projects................................   77
  Terminalling and Storage Operations.......................   78
  Crude Oil Storage Facilities..............................   78
  Refined Product Terminals.................................   79
  Pipeline, Storage Facility, and Terminal Control
     Operations.............................................   80
  Safety and Maintenance....................................   81
  Competition...............................................   81
  Ultramar Diamond Shamrock's Refining and Marketing
     Operations.............................................   82
  Refineries................................................   83
  Marketing.................................................   84
  Assets Retained by Ultramar Diamond Shamrock..............   85
  Regulation................................................   86
  Environmental Regulation..................................   91
  Environmental Remediation.................................   95
  Title to Properties.......................................   96
  Employees.................................................   97
  Legal Proceedings.........................................   97
MANAGEMENT..................................................   98
  Management of Shamrock Logistics..........................   98
  Directors and Executive Officers of Shamrock Logistics GP,
     LLC....................................................   99
  Administrative Fee and Reimbursement of Expenses..........  100
  Executive Compensation....................................  100
  Compensation of Directors.................................  100
  Employment Agreement......................................  101
  Intermediate-Term Incentive Plan..........................  101
  Long-Term Incentive Plan..................................  102
  Short-Term Incentive Plan.................................  103
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
  MANAGEMENT................................................  103
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS..............  104
  Distributions and Payments to the General Partner and its
     Affiliates.............................................  104
  Agreements Governing the Transactions.....................  105
  Omnibus Agreement.........................................  105
CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITIES........  107
  Conflicts of Interest.....................................  107
  Fiduciary Duties Owed to Unitholders by the General
     Partner are Prescribed by Law and the Partnership
     Agreement..............................................  110
DESCRIPTION OF THE COMMON UNITS.............................  112
  The Units.................................................  112
  Transfer Agent and Registrar..............................  112
  Transfer of Common Units..................................  112

DESCRIPTION OF THE SUBORDINATED UNITS.......................  115
  Conversion of Subordinated Units..........................  115
  Limited Voting Rights.....................................  115
  Distributions upon Liquidation............................  116
THE PARTNERSHIP AGREEMENT...................................  116
  Organization and Duration.................................  116
  Purpose...................................................  116
  Power of Attorney.........................................  116
  Capital Contributions.....................................  117
  Limited Liability.........................................  117
  Issuance of Additional Securities.........................  118
  Amendment of the Partnership Agreement....................  119
  Merger, Sale or Other Disposition of Assets...............  122
  Termination and Dissolution...............................  122
  Liquidation and Distribution of Proceeds..................  123
  Withdrawal or Removal of the General Partner..............  123
  Transfer of General Partner Interests and Incentive
     Distribution Rights....................................  124
  Change of Management Provisions...........................  125
  Limited Call Right........................................  125
  Meetings; Voting..........................................  126
  Status as Limited Partner or Assignee.....................  126
  Non-Citizen Assignees; Redemption.........................  127
  Indemnification...........................................  127
  Books and Reports.........................................  128
  Right to Inspect Shamrock Logistics' Books and Records....  128
  Registration Rights.......................................  128
UNITS ELIGIBLE FOR FUTURE SALE..............................  129
TAX CONSIDERATIONS..........................................  131
  Partnership Status........................................  131
  Tax Treatment of Unitholders..............................  133
  Tax Treatment of Operations...............................  137
  Disposition of Common Units...............................  139
  Tax-Exempt Organizations and Other Investors..............  142
  Administrative Matters....................................  143
  State, Local and Other Tax Considerations.................  145
INVESTMENT IN SHAMROCK LOGISTICS BY EMPLOYEE BENEFIT
  PLANS.....................................................  147
UNDERWRITING................................................  149
VALIDITY OF THE COMMON UNITS................................  151
EXPERTS.....................................................  151
WHERE YOU CAN FIND MORE INFORMATION.........................  152
FORWARD-LOOKING STATEMENTS..................................  152


INDEX TO FINANCIAL STATEMENTS...............................  F-1
Appendix A -- Form of Second Amended and Restated Agreement
  of Limited Partnership....................................  A-1
Appendix B -- Form of Application for Transfer of Common
  Units.....................................................  B-1
Appendix C -- Glossary of Terms.............................  C-1
Appendix D -- Pro Forma Available Cash from Operating
  Surplus...................................................  D-1

                               PROSPECTUS SUMMARY

     The summary highlights information contained elsewhere in this prospectus. It does not contain all of the information that you should consider before investing in the common units. You should read the entire prospectus carefully, including the historical and pro forma financial statements and notes to those financial statements. We refer to the assets and related operations that have been transferred to Shamrock Logistics Operations, L.P. effective as of July 1, 2000, as the "Ultramar Diamond Shamrock logistics business." The information presented in this prospectus assumes that the underwriters' over-allotment option is not exercised. Please read "Summary of Risk Factors" on page 4 and "Risk Factors" on page 14 for more information about important factors that you should consider before buying common units. A glossary of some of the terms used in this prospectus is included as Appendix C.

                               SHAMROCK LOGISTICS


     We own and operate most of the crude oil and refined product pipeline, terminalling, and storage assets that support Ultramar Diamond Shamrock Corporation's refining and marketing operations located in Texas, Oklahoma, Colorado, New Mexico, and Arizona. Effective July 1, 2000, Ultramar Diamond Shamrock transferred assets to us representing 72% of the book value of its pipeline, terminalling, and storage assets supporting those refining and marketing operations. Our pipeline, terminalling, and storage assets consist of:


     - approximately 510 miles of crude oil pipelines, including approximately 31 miles jointly owned with third parties, and three major crude oil storage facilities with a total storage capacity of approximately 2.1 million barrels; and

     - approximately 2,820 miles of refined product pipelines, including approximately 1,970 miles jointly owned with third parties, and ten refined product terminals, one of which is jointly owned, with a total storage capacity of approximately 2.5 million barrels.

     We generate revenues by charging tariffs for transporting crude oil and refined products through our pipelines and by charging a fee for use of our terminals. We do not own any of the crude oil or refined products transported through our pipelines, and we do not engage in the trading of crude oil or refined products. As a result, we will not be directly exposed to any risks associated with fluctuating commodities prices, although these risks indirectly influence our activities and results of operations.

     In the first six months of 2000, we transported an average of 299,525 barrels per day through our crude oil pipelines, and an average of 317,752 barrels per day through our refined product pipelines and handled an average of 168,433 barrels per day through our refined product terminals. Assuming our current tariff rates had been in effect on January 1, 1999, our revenues for the year ended December 31, 1999, and the six-month period ended June 30, 2000 would have been approximately $87.9 million and $44.5 million, respectively. Effective January 1, 2000, we filed revised tariff rates on many of our pipelines to reflect the total cost of the pipelines, the current capacity and utilization of the pipelines and other market conditions, which resulted in a $21.9 million or 20% reduction in revenues for the year ended December 31, 1999.

EXPANSION PROJECTS

     Since 1995, we have expanded the total capacity of our refined product pipelines by 46,250 barrels per day by adding pumping stations to increase horsepower and replacing existing pipe with larger-diameter pipe. By the end of the first quarter of 2002, we expect to exercise options to purchase the following assets from Ultramar Diamond Shamrock:

     - For $64 million, the 271.7-mile crude oil pipeline from Wichita Falls, Texas to Ultramar Diamond Shamrock's McKee Refinery, along with related crude oil storage facilities, once

       Ultramar Diamond Shamrock has completed increasing the capacity on this pipeline from 85,000 to 110,000 barrels per day.

     - For $6.5 million, crude oil storage facilities with a capacity of 600,000 barrels being constructed at Ringgold, Texas.

     - For $5.7 million, a 19-mile refined product pipeline with a capacity of 12,000 barrels per day that Ultramar Diamond Shamrock plans to construct from our Laredo, Texas refined product terminal to the refined product terminal operated by Petroleos Mexicanos, or Pemex, in Nuevo Laredo, Mexico.

BUSINESS STRATEGIES

     The primary objective of our business strategies is to increase distributable cash flow per unit by:

     - Sustaining high levels of volumes transported in our pipelines and cash flow;

     - Increasing volumes transported in our existing pipelines and shifting volumes to higher tariff pipelines;

     - Increasing our pipeline capacity through expansions and new construction;

     - Pursuing selective strategic and accretive acquisitions that complement our existing asset base; and

     - Continuing to improve our operating efficiency.

COMPETITIVE STRENGTHS

     We believe we are well positioned to successfully execute our business strategies due to the following competitive strengths:

     - Our pipelines provide the principal access to and from Ultramar Diamond Shamrock's McKee, Three Rivers and Ardmore refineries located near Amarillo, Texas, Corpus Christi, Texas and Ardmore, Oklahoma. As a result, we transport approximately 75% of the crude oil and other raw material supplied to, and approximately 75% of the refined products produced by, these refineries.

     - Our refined product pipelines serve Ultramar Diamond Shamrock's marketing operations in the southwestern and Rocky Mountain regions of the United States. These operations are concentrated in metropolitan areas in the states of Texas, Colorado, New Mexico, and Arizona that are expected to exceed the national average of projected cumulative population growth for the next 10 years.

     - We believe our pipeline, terminalling, and storage assets are modern, efficient, and well maintained, with 50% of our ownership mileage having been built since 1990.

     - Our pipelines have available capacity that provides us the opportunity to increase the volumes transported in our pipelines and distributable cash flow from existing assets.

     - Our $125 million revolving credit facility, coupled with our ability to issue new partnership units, provides us with financial flexibility to pursue expansion and acquisition opportunities.

     You should be aware that our business is subject to a number of risks. Please read "Risk Factors" for a description of the risk factors that you should consider before electing to purchase our common units.

OUR RELATIONSHIP WITH ULTRAMAR DIAMOND SHAMROCK

     Description of Ultramar Diamond Shamrock's Business. Ultramar Diamond Shamrock is an independent refiner and marketer of high-quality refined products and convenience store merchandise in the central, southwest, and northeast regions of the United States, and eastern Canada. Its operations consist of refineries, convenience stores, pipelines and terminals, a home heating oil business, and related petrochemical and natural gas liquids operations.

     We transport crude oil to and refined products from three of Ultramar Diamond Shamrock's seven refineries through our pipelines. These three refineries have the capacity to process a total of approximately 353,000 barrels of crude oil and other raw materials per day.

     Our operations are strategically located within Ultramar Diamond Shamrock's refining and marketing supply chain in the southwestern and Rocky Mountain regions of the United States, but we do not own or operate any refining or marketing operations. Ultramar Diamond Shamrock is dependent upon us to provide transportation services that support its refining and marketing operations in these markets. Ultramar Diamond Shamrock and its affiliates accounted for 99% of our pro forma revenues in 1999 and in the first six months of 2000. Ultramar Diamond Shamrock has advised us that it currently does not intend to close any of the McKee, Three Rivers, or Ardmore refineries or to cause any changes that would have a materially adverse effect on these refineries' operations.


     Our Pipelines and Terminals Usage Agreement with Ultramar Diamond
Shamrock. Ultramar Diamond Shamrock has generally agreed to transport at least 75% of the aggregate volumes of crude oil shipped to and at least 75% of the aggregate volumes of refined products shipped from the McKee, Three Rivers, and Ardmore refineries in our crude oil pipelines and refined product pipelines, respectively, and to use our refined product terminals for terminalling services for at least 57% of the refined products shipped from these refineries. These percentages reflect the recent historical volumes shipped to and from these refineries and terminalled at these terminals.



     Ultramar Diamond Shamrock's obligation to use our pipelines and terminals will be suspended if material changes in market conditions occur that have a material adverse effect on Ultramar Diamond Shamrock or if we are unable to handle the volumes due to operational difficulties with the pipelines or terminals. For a more detailed description of this agreement, please read "Business -- Our Relationship with Ultramar Diamond Shamrock."


     In addition, Ultramar Diamond Shamrock has agreed, for a period of seven years, to remain the shipper for its crude oil or refined products transported in our pipelines, and not to challenge our tariff rates for the transportation of crude oil, refined products, or petrochemical products.

     Ultramar Diamond Shamrock Owns Our General Partner. Ultramar Diamond Shamrock owns and controls our general partner, Riverwalk Logistics, L.P. and will indirectly own an aggregate 75.5% limited partner interest in Shamrock Logistics and Shamrock Logistics Operations.

     Risks Associated with Our Relationship with Ultramar Diamond Shamrock. We are dependent on the continued use of our pipelines, terminals, and storage facilities by Ultramar Diamond Shamrock and the ability of Ultramar Diamond Shamrock's refineries to maintain their production of refined products. Conflicts of interest are inherent in our relationship with Ultramar Diamond Shamrock. We have entered into an omnibus agreement with Ultramar Diamond Shamrock which governs potential competition between us and Ultramar Diamond Shamrock. For a more detailed description of this agreement, please read "Certain Relationships and Related Transactions -- Omnibus Agreement."

                            SUMMARY OF RISK FACTORS

RISKS INHERENT IN OUR BUSINESS

     - We may not be able to generate sufficient cash from operations to enable us to pay the minimum quarterly distribution on the common units every quarter.


     - You may receive less than the minimum quarterly distribution because fees and cost reimbursements due to Ultramar Diamond Shamrock and its affiliates may be substantial and will reduce our cash available for distribution.


     - We depend upon Ultramar Diamond Shamrock for the crude oil and refined products transported in our pipelines and handled at our terminals and storage facilities, and any reduction in those quantities could reduce our ability to make distributions to our unitholders.

     - Distributions to unitholders could be adversely affected by a significant decrease in demand for refined products in the markets served by our pipelines.

     - Our ability to make distributions to unitholders could be reduced by a material decline in production by any of Ultramar Diamond Shamrock's McKee, Three Rivers, or Ardmore refineries.


     - Ultramar Diamond Shamrock's seven-year agreement to use our pipelines and terminals will be suspended if material changes in market conditions occur that have a material adverse effect on Ultramar Diamond Shamrock, which could adversely affect our ability to make distributions to our unitholders.



     - Any loss by Ultramar Diamond Shamrock of customers in the markets served by our refined product pipelines may adversely affect our ability to make distributions to unitholders.


     - If our assumptions concerning population growth are inaccurate or Ultramar Diamond Shamrock's growth strategy is not successful, our ability to make or increase distributions to unitholders may be adversely affected.

     - New competing refined product pipelines could cause downward pressure on market prices, as a result of which Ultramar Diamond Shamrock might decrease the volumes transported in our pipelines.

     - If one or more of our tariff rates is reduced, if future increases in our tariff rates do not allow us to recover future increases in our costs, or if ratemaking methodologies are altered, our ability to make distributions to unitholders may be adversely affected.

     - A material decrease in the supply, or a material increase in the price, of crude oil available for transport through our pipelines to Ultramar Diamond Shamrock's refineries, could materially reduce our ability to make distributions to unitholders.

     - If we are not able to successfully acquire, expand, and build pipelines and other logistics assets or attract shippers in addition to Ultramar Diamond Shamrock, the growth of our business will be limited.

     - Any reduction in the capability of or the allocations to our shippers on interconnecting third party pipelines could cause a reduction of volumes transported in our pipelines and could negatively affect our ability to distribute cash to unitholders.

     - Ultramar Diamond Shamrock and its affiliates have conflicts of interest and limited fiduciary responsibilities, which may permit them to favor their own interests to the detriment of unitholders.

     - Our indebtedness may limit our ability to borrow additional funds, make distributions to unitholders, or capitalize on business opportunities.

     - The transportation and storage of crude oil and refined products is subject to federal and state laws relating to environmental protection and operational safety and results in a risk that crude oil and other hydrocarbons may be released into the environment, potentially causing substantial expenditures that could limit our ability to make distributions to unitholders.

RISKS INHERENT IN AN INVESTMENT IN SHAMROCK LOGISTICS


     - Even if the unitholders are dissatisfied, they cannot remove our general partner without its consent.


     - Purchasers of common units will experience immediate and substantial dilution of $7.14 per common unit.

     - We may issue additional common units without your approval, which may dilute existing unitholders' interests.

     - Our general partner has a limited call right that may require you to sell your common units at an undesirable time or price.

     - You may not have limited liability if a State or court finds that we are not in compliance with the applicable statutes or that unitholder action constitutes control of our business.

TAX RISKS

     - The IRS could treat us as a corporation, which would substantially reduce the cash available for distribution to unitholders.

     - A successful IRS contest of the federal income tax positions we take may adversely impact the market for common units and the costs of any contest will be borne by some or all of the unitholders.

     - You may be required to pay taxes on income from us even if you do not receive any cash distributions.

     - Tax gain or loss on the disposition of common units could be different than expected.

     - Investors, other than individuals who are U.S. residents, may have adverse tax consequences from owning common units.

     - Our general partner has applied to register us as a "tax shelter" with the Secretary of the Treasury. This may increase the risk of an IRS audit of us or a unitholder.

     - We treat a purchaser of common units as having the same tax benefits as the seller. A successful IRS challenge could adversely affect the value of the common units.

     - You will likely be subject to state and local taxes and return filing requirements as a result of an investment in common units.

                  SHAMROCK LOGISTICS STRUCTURE AND MANAGEMENT

     Our subsidiary, Shamrock Logistics Operations, L.P., owns our operating assets and conducts our operations. Upon consummation of the offering of the common units:

     - Shamrock Logistics will own a 98.9899% limited partner interest in Shamrock Logistics Operations;

     - Riverwalk Logistics, L.P., our general partner, will own a 1% general partner interest in Shamrock Logistics, a 1.0101% general partner interest in Shamrock Logistics Operations, and all of the incentive distribution rights; and

     - UDS Logistics LLC, the limited partner of our general partner, will own a combined 75.5% limited partner interest in us and Shamrock Logistics Operations.

     Our general partner, therefore, will own a 2% general partner interest in us and Shamrock Logistics Operations on a combined basis. In this prospectus, we refer to this interest owned by the general partner as its combined 2% general partner interest.

     Our general partner will have sole responsibility for the management and operation of our business. The senior management and employees of Ultramar Diamond Shamrock and its affiliates who currently manage and operate our business will continue to do so. Ultramar Diamond Shamrock and its affiliates will receive an annual administrative fee, initially in the amount of $5.2 million, in connection with its management of our business.

     Our principal executive offices are located at 6000 North Loop 1604 West, San Antonio, Texas 78249-1112, and our phone number is (210) 592-2000.

     The chart on the following page depicts the organization and ownership of Shamrock Logistics and Shamrock Logistics Operations after giving effect to the offering of the common units and the related transactions. The percentages reflected in the organization chart represent the approximate ownership interest in Shamrock Logistics and Shamrock Logistics Operations individually and not on a combined basis, unlike the other presentations in this prospectus.

                                    [CHART]
           EFFECTIVE AGGREGATE OWNERSHIP OF SHAMROCK LOGISTICS, L.P.
                    AND SHAMROCK LOGISTICS OPERATIONS, L.P.
Organizational chart depicting the following organizational and ownership information.
  OWNERSHIP OF UDS LOGISTICS, LLC (THE LIMITED PARTNER OF THE GENERAL PARTNER)

             Percentage Interest                                   Interest Held By
            ----------------------                                ------------------
                     100%                                     Ultramar Diamond Shamrock
                                                          and its wholly owned subsidiaries



  OWNERSHIP OF SHAMROCK LOGISTICS GP, LLC (THE GENERAL PARTNERS OF THE GENERAL
                                    PARTNER)

             Percentage Interest                                   Interest Held By
            ----------------------                                ------------------
                     100%                                     Ultramar Diamond Shamrock
                                                          and its wholly owned subsidiaries



          OWNERSHIP OF RIVERWALK LOGISTICS, L.P. (THE GENERAL PARTNER)

       Percentage/Type of Interest Held                            Interest Held By
   ---------------------------------------                        ------------------
             0.1% general partner                             Shamrock Logistics GP, LLC
            99.9% limited partner                                 UDS Logistics, LLC



            OWNERSHIP OF SHAMROCK LOGISTICS, L.P. (THE PARTNERSHIP)


  Percentage/Type of Interest     Number/Type of Unit Rights           Interest Held By
             Held               -------------------------------       ------------------
-------------------------------
     1.0% general partner        Incentive Distribution Rights     Riverwalk Logistics, L.P.
     76.2% limited partner       8,999,322 subordinated units         UDS Logistics, LLC
                                              and
                                    4,399,322 common units
     22.8% limited partner          4,000,000 common units            public unitholders



                OWNERSHIP OF SHAMROCK LOGISTICS OPERATIONS, L.P.
                          (THE OPERATING PARTNERSHIP)

       Percentage/Type of Interest Held                            Interest Held By
   ---------------------------------------                        ------------------
           1.0101% general partner                            Riverwalk Logistics, L.P.
           98.9899% limited partner                            Shamrock Logistics, L.P.



              OWNERSHIP OF SKELLY-BELVIEU PIPELINE COMPANY, L.L.C.

             Percentage Interest                                   Interest Held By
            ----------------------                                ------------------
                     50%                                 Shamrock Logistics Operations, L.P.
                     50%                                      Phillips Petroleum Company

                                  THE OFFERING

Common units offered.......  4,000,000 common units.

                             4,600,000 common units if the underwriters exercise their over-allotment option in full.

Units outstanding after
this offering..............  8,399,322 common units and 8,999,322 subordinated units, representing 47.3% and 50.7% limited partner interests in Shamrock Logistics.

                             If the underwriters exercise their over-allotment option in full, 8,999,322 common units and 8,999,322 subordinated units, representing 49.0% and 49.0% limited partner interests in Shamrock Logistics, will be outstanding.

Cash distributions.........  We are required to distribute all of our cash on hand at the end of each quarter, less reserves established by our general partner in its discretion. We refer to this cash as "available cash" and its meaning is defined in our partnership agreement. We have also included this definition in our glossary in Appendix C. The amount of this cash may be greater than or less than the minimum quarterly distribution.

                             Prior to making quarterly distributions, our general partner may establish reserves for our operations. Our general partner has broad discretion in establishing reserves.

                             In general, we intend to pay cash distributions each quarter in the following manner:

                             - first, 98% to the common units and 2% to the
                               general partner, until each common unit has received a minimum quarterly distribution of $0.60 plus any arrearages in the payment of the minimum quarterly distribution from prior quarters; and

                             - second, 98% to the subordinated units and 2% to
                               the general partner, until each subordinated unit has received a minimum quarterly distribution of $0.60.

                             If cash distributions exceed $0.60 per unit in a quarter, our general partner will receive a higher percentage of the cash distributed. If cash distributions exceed still higher target levels, our general partner will receive increasingly higher percentages of the cash distributed, up to 50%. We refer to these distributions as incentive distributions.

                             We intend to make cash distributions generally within 45 days after the end of each quarter. We will make the first distribution to unitholders within 45 days after the quarter ending December 31, 2000. We will adjust the minimum quarterly distribution downward for the period from the closing of the offering through December 31, 2000 based on the actual length of the period.

                             Based on the assumptions listed on page 38 of the prospectus, we believe that we will have sufficient cash from operations to enable us to make the minimum quarterly distribution of $0.60 on the common units and the subordinated units for each quarter through December 31, 2001. The amount of pro forma cash available for distribution generated during the year ended December 31, 1999 and the six and twelve months ended June 30, 2000, as adjusted to reflect the revised tariff rates, would have been sufficient to allow us to pay the full minimum quarterly distribution on the common units and the subordinated units during these periods. Please read "Cash Available for Distribution."

Subordination period.......  The subordination period will end once we meet the financial tests in the partnership agreement, but it generally cannot end before December 31, 2005.

                             When the subordination period ends, all
                             subordinated units will convert into common units on a one-for-one basis, and the common units will no longer be entitled to arrearages.

Issuance of additional
units......................  In general, during the subordination period we can issue up to 4,199,661 additional common units without obtaining unitholder approval. We can also issue an unlimited number of common units for acquisitions that increase cash flow from operations per unit on a pro forma basis.

Voting rights..............  Our general partner will manage and operate
                             Shamrock Logistics. Unlike the holders of common stock in a corporation, you will have only limited voting rights on matters affecting our business. You will have no right to elect our general partner or its directors on an annual or other continuing basis. The general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding units, including any units owned by our general partner and its affiliates.

Limited call right.........  If at any time not more than 20% of the outstanding common units are held by persons other than our general partner and its affiliates, our general partner has the right, but not the obligation, to purchase all of the remaining common units at a price not less than the then current market price of the common units.

Estimated ratio of taxable
  income to
  distributions............  We estimate that if you hold the common units you purchase in this offering through December 31, 2003, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period
                             that will be approximately      % of the cash
                             distributed to you with respect to that period. Please read "Tax Considerations -- Tax Treatment of Unitholders -- Ratio of Taxable Income to Distributions" for the basis of this estimate.

NYSE symbol................  "UDL"

         SUMMARY HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA

     The following tables set forth summary historical financial and operating data of the Ultramar Diamond Shamrock logistics business and pro forma financial and operating data of Shamrock Logistics, in each case for the periods and as of the dates indicated. "Ultramar Diamond Shamrock logistics business" refers to the assets and liabilities and related operations transferred to us effective July 1, 2000. The assets and liabilities of the Ultramar Diamond Shamrock logistics business have been transferred at historical cost to Shamrock Logistics Operations. These tables are derived from, should be read together with, and are qualified in their entirety by reference to the historical and pro forma financial statements and accompanying notes included elsewhere in this prospectus.

     The pro forma financial information adjusts the historical financial information to give effect to the formation of Shamrock Logistics and the completion of this offering and related transactions. The historical and pro forma financial statements included in this prospectus reflect the actual pipeline tariff rates in effect during the periods presented. The tariff rates on many of the pipelines were revised effective as of January 1, 2000 to reflect the total cost of the pipeline, the current capacity and utilization of the pipelines, and other market conditions. For comparative purposes, we have included a pro forma, as adjusted column for the year ended December 31, 1999 and an as adjusted column for the six months ended June 30, 1999, to give effect to the revised tariff rates. In addition, beginning January 1, 1999, the Ultramar Diamond Shamrock logistics business began charging a separate terminalling fee at its refined product terminals.

     We define Adjusted EBITDA as operating income, less gain on sale of property, plant and equipment, plus depreciation and amortization, plus distributions from Skelly-Belvieu Pipeline Company, of which we own 50%, and excluding the impact of volumetric expansions, contractions, and measurement discrepancies in our pipelines. Any future impact of these exclusions will be borne by the shippers in our pipelines and will therefore not be reflected in operating income. Adjusted EBITDA provides additional information for evaluating our ability to make the minimum quarterly distribution and is presented solely as a supplemental measure. You should not consider Adjusted EBITDA as an alternative to net income, income before income taxes, cash flows from operations, or any other measure of financial performance presented in accordance with generally accepted accounting principles. Our Adjusted EBITDA may not be comparable to EBITDA or similarly titled measures of other entities as other entities may not calculate EBITDA in the same manner as we do. Excluded from Adjusted EBITDA is the impact of volumetric expansions, contractions, and measurement discrepancies in our pipelines of a $1,647,000 loss for 1997, a $555,000 loss for 1998, and a $378,000 loss for 1999.

     Maintenance capital expenditures represent capital expenditures to replace partially or fully depreciated assets to maintain the existing operating capacity of existing assets and extend their useful lives. Expansion capital expenditures represent capital expenditures to expand our operating capacity of existing assets, whether through construction or acquisition. Repair and maintenance expenses associated with existing assets that are minor in nature and do not extend the useful life of existing assets are charged to operating expenses as incurred. The capital expenditure amounts in the following table exclude the capital expenditures relating to our interest in the Skelly-Belvieu Pipeline Company.


     Use of the term throughput in this prospectus generally refers to the crude oil or refined product barrels, as applicable, that pass through each pipeline, even if those barrels also are transported in another of our pipelines for which we received a separate tariff. In the case of four of our pipelines, the pipelines transport barrels relating to two tariff rates, one of which begins at this pipeline's origin and ends at this pipeline's destination, and one of which is a longer tariff route with an origin or destination in another pipeline of ours which connects to this pipeline. Throughput for those pipelines reflect only the barrels subject to the tariff route beginning at the pipeline's origin and ending at the pipeline's destination. To accurately determine the actual capacity utilization of those pipelines, as well as aggregate capacity utilization, all barrels passing through the pipelines have been taken into account for purposes of calculating capacity utilization.

     The pro forma financial information adjusts the historical financial information to give effect to the formation of Shamrock Logistics and the completion of this offering and related transactions. The pro forma as adjusted financial information further adjusts the pro forma financial information to give effect to the revised tariff rates. The amounts in the table below, except for the operating data and per unit data, are in thousands.

                                                                                            YEAR ENDED
                                                                                         DECEMBER 31, 1999
                                                        YEAR ENDED DECEMBER 31,       -----------------------
                                                     ------------------------------                PRO FORMA
                                                     1997(1)      1998       1999     PRO FORMA   AS ADJUSTED
                                                     -------      ----       ----     ---------   -----------
                                                                                            (unaudited)
STATEMENT OF INCOME DATA:
Revenues...........................................  $84,881    $ 97,883   $109,773   $109,773     $ 87,881
Operating costs and expenses:
  Operating expenses...............................   24,042      28,027     24,248     24,248       24,248
  General and administrative expenses..............    4,761       4,552      4,698      4,698        4,698
  Depreciation and amortization....................   11,328      12,451     12,318     12,318       12,318
  Taxes other than income taxes....................    4,235       4,152      4,765      4,765        4,765
                                                     --------   --------   --------   --------     --------
        Total operating costs and expenses.........   44,366      49,182     46,029     46,029       46,029
Gain on sale of property, plant and equipment(2)...       --       7,005      2,478      2,478        2,478
                                                     --------   --------   --------   --------     --------
Operating income...................................   40,515      55,706     66,222     66,222       44,330
Interest expense...................................     (158)       (796)      (777)    (5,939)      (5,939)
Equity income from Skelly-Belvieu..................    3,025       3,896      3,874      3,874        3,874
                                                     --------   --------   --------   --------     --------
Income before income taxes.........................   43,382      58,806     69,319     64,157       42,265
  Provision for income taxes.......................  (16,559)    (22,517)   (26,521)        --           --
                                                     --------   --------   --------   --------     --------
Net income.........................................  $26,823    $ 36,289   $ 42,798   $ 64,157     $ 42,265
                                                     ========   ========   ========   ========     ========
Pro forma net income per unit......................                                   $   3.61     $   2.38
                                                                                      ========     ========
Pro forma weighted average limited partners' units
  outstanding......................................                                     17,399       17,399
                                                                                      ========     ========
OTHER FINANCIAL DATA:
Adjusted EBITDA....................................  $57,499    $ 65,399   $ 80,678   $ 80,678     $ 58,786
Distributions from Skelly-Belvieu..................    4,009       3,692      4,238      4,238        4,238
Net cash provided by operating activities..........   44,731      44,950     49,977
Net cash provided by (used in) investing
  activities.......................................  (52,141)     18,395      6,865
Net cash provided by (used in) financing
  activities.......................................    7,410     (63,345)   (56,842)
Maintenance capital expenditures...................      633       2,345      2,060      2,060        2,060
Expansion capital expenditures.....................   12,359       9,952      7,313      7,313        7,313
        Total capital expenditures.................   12,992      12,297      9,373      9,373        9,373
OPERATING DATA:
Crude oil pipeline throughput (barrels/day)........  296,599     279,140    288,053    288,053      288,053
Refined product pipeline throughput
  (barrels/day)....................................  263,210     274,409    302,390    302,390      302,390
Refined product terminal throughput
  (barrels/day)....................................  136,454     144,093    161,340    161,340      161,340
BALANCE SHEET DATA:
Net property, plant and equipment..................  $319,169   $297,121   $284,954
Total assets.......................................  346,082     321,002    308,213
Long-term debt, including current portion..........   11,738      11,455     11,102
Net parent investment/partners' equity.............  295,403     268,497    254,806

---------------

(1) On September 25, 1997, Ultramar Diamond Shamrock acquired Total Petroleum (North America) Ltd. in a purchase business combination. The purchase price was allocated to the various assets (including three refineries, 550 convenience stores and various crude oil and refined product pipeline and storage assets) and liabilities acquired based on their fair value. The acquired assets included in the Ultramar Diamond Shamrock logistics business consist of pipelines and a crude oil storage facility serving the Ardmore refinery, which were allocated $43,158,000 of the purchase price, including $5,994,000 of goodwill. The results of operations of the crude oil and refined product pipelines and the crude oil storage facility serving the Ardmore refinery have been included from the date of acquisition.

(2) In March 1998, the Ultramar Diamond Shamrock logistics business recognized a gain on the sale of a 25% interest in the McKee to El Paso refined product pipeline and the El Paso refined product terminal to Phillips Petroleum Company. In August 1999, the Ultramar Diamond Shamrock logistics business recognized a gain on the sale of an additional 8.33% interest in the McKee to El Paso refined product pipeline and terminal to Phillips Petroleum Company.

     Excluded from Adjusted EBITDA is the impact of volumetric expansions, contractions and measuring discrepancies in our pipelines of a $359,000 gain in the first six months of 1999 and a $916,000 loss in the first six months of 2000. The as adjusted financial information adjusts the historical financial information to give effect to the revised tariff rates. The amounts in the table below, except for the operating data and per unit data, are in thousands and are unaudited.

                                                                                       SIX MONTHS ENDED
                                                                  SIX MONTHS               JUNE 30,
                                                                ENDED JUNE 30,      -----------------------
                                                              -------------------      1999         2000
                                                                1999       2000     AS ADJUSTED   PRO FORMA
                                                                ----       ----     -----------   ---------
STATEMENT OF INCOME DATA:
Revenues....................................................  $ 52,487   $ 44,503    $ 42,790     $ 44,503
Operating costs and expenses:
  Operating expenses........................................    11,209     15,458      11,209       15,458
  General and administrative expenses.......................     2,349      2,590       2,349        2,590
  Depreciation and amortization.............................     6,398      6,336       6,398        6,336
  Taxes other than income taxes.............................     2,469      2,454       2,469        2,454
                                                              --------   --------    --------     --------
        Total operating costs and expenses..................    22,425     26,838      22,425       26,838
                                                              --------   --------    --------     --------
Operating income............................................    30,062     17,665      20,365       17,665
Interest expense............................................      (446)      (433)       (446)      (3,014)
Equity income from Skelly-Belvieu...........................     1,666      1,926       1,666        1,926
                                                              --------   --------    --------     --------
Income before income taxes..................................    31,282     19,158      21,585       16,577
  Provision for income taxes................................   (12,033)    (7,405)     (8,303)          --
                                                              --------   --------    --------     --------
Net income..................................................  $ 19,249   $ 11,753    $ 13,282     $ 16,577
                                                              ========   ========    ========     ========
Pro forma net income per unit...............................                                      $   0.93
                                                                                                  ========
Pro forma weighted average limited partners' units
  outstanding...............................................                                        17,399
                                                                                                  ========
OTHER FINANCIAL DATA:
Adjusted EBITDA.............................................  $ 37,810   $ 27,223    $ 28,113     $ 27,223
Distributions from Skelly-Belvieu...........................     1,709      2,306       1,709        2,306
Net cash provided by operating activities...................    25,811     18,321
Net cash used in investing activities.......................    (3,095)    (2,579)
Net cash used in financing activities.......................   (22,716)   (15,742)
Maintenance capital expenditures............................     1,521      1,699       1,521        1,699
Expansion capital expenditures..............................     3,283      3,186       3,283        3,186
        Total capital expenditures..........................     4,804      4,885       4,804        4,885
OPERATING DATA:
Crude oil pipeline throughput (barrels/day).................   290,470    299,525     290,470      299,525
Refined product pipeline throughput (barrels/day)...........   297,131    317,752     297,131      317,752
Refined product terminal throughput (barrels/day)...........   156,256    168,433     156,256      168,433
BALANCE SHEET DATA:
Net property, plant and equipment...........................  $295,676   $283,652                 $283,652
Total assets................................................   319,463    306,119                  311,544
Long-term debt, including current portion...................    11,149    118,494                   74,536
Net parent investment/partners' equity......................   265,336    143,425                  233,532

        SUMMARY OF CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITIES

     Riverwalk Logistics, L.P., our general partner, has a legal duty to manage us in a manner beneficial to our unitholders. This legal duty originates in statutes and judicial decisions and is commonly referred to as a "fiduciary" duty. However, because Riverwalk Logistics is indirectly owned by Ultramar Diamond Shamrock the officers and directors of Shamrock Logistics GP, LLC, who manage and operate our general partner, have fiduciary duties to manage the business of our general partner in a manner beneficial to Ultramar Diamond Shamrock and its affiliates. As a result of this relationship, conflicts of interest may arise in the future between Shamrock Logistics and our unitholders, on the one hand, and our general partner and its affiliates, on the other hand. For a more detailed description of the conflicts of interest and fiduciary responsibilities of our general partner, including issues related to setting tariff rates, please read "Conflicts of Interest and Fiduciary Responsibilities."

     Our partnership agreement limits the liability and reduces the fiduciary duties of our general partner to the unitholders. Our partnership agreement also restricts the remedies available to unitholders for actions that might otherwise constitute breaches of our general partner's fiduciary duty. By purchasing a common unit, you are treated as having consented to various actions contemplated in the partnership agreement and conflicts of interest that might otherwise be considered a breach of fiduciary or other duties under applicable state law.

     Ultramar Diamond Shamrock and its controlled affiliates have generally agreed not to engage in the business of transporting crude oil or refined petroleum products or operating crude oil storage or refined petroleum products terminalling assets in the southwestern and Rocky Mountain regions of the United States, although there are exceptions to this agreement. For a more detailed discussion of this noncompete agreement, please read "Certain Relationships and Related Transactions -- Omnibus Agreement."

                                  RISK FACTORS

     Limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. You should carefully consider the following risk factors together with all of the other information included in this prospectus in evaluating an investment in the common units.

     If any of the following risks were actually to occur, our business, financial condition, or results of operations could be materially adversely affected. In that case, the trading price of our common units could decline and you could lose all or part of your investment.

RISKS INHERENT IN OUR BUSINESS

  WE MAY NOT BE ABLE TO GENERATE SUFFICIENT CASH FROM OPERATIONS TO ENABLE US TO PAY THE MINIMUM QUARTERLY DISTRIBUTION ON THE COMMON UNITS EVERY QUARTER.

     Because the amount of cash we are able to distribute on the common units is principally dependent on the amount of cash we are able to generate from operations, which will fluctuate from quarter to quarter based on our performance, we may not be able to pay the minimum quarterly distribution on the common units for each quarter. The amount of cash flow we generate from operations is in turn principally dependent on the average daily volumes of crude oil and refined products transported through our pipelines, the tariff rates and terminalling fees we charge, and our level of operating costs.

     In determining the number of units we would have outstanding after the offering and the minimum quarterly distribution, and therefore our expected cash available for distribution, we necessarily made some assumptions about throughput, tariffs and fees and operating costs. Whether these assumptions are realized is not within our control or the control of our general partner and if they are not realized, we may not generate sufficient cash to pay the full minimum quarterly distribution on the common units.

     Other factors affecting the actual amount of cash that we will have available to distribute to unitholders include the following:

     - required principal and interest payments on our debt;

     - the costs of acquisitions;

     - restrictions contained in our debt instruments;

     - issuances of debt and equity securities;

     - fluctuations in working capital;

     - capital expenditures; and

     - adjustments in reserves made by the general partner in its discretion.

     Cash distributions are dependent primarily on cash flow, including cash flow from financial reserves and working capital borrowings, and not solely on profitability, which is affected by non-cash items. Therefore, we may make cash distributions during periods when we record losses and may not make cash distributions during periods when we record net income.


  YOU MAY RECEIVE LESS THAN THE MINIMUM QUARTERLY DISTRIBUTION BECAUSE FEES AND COST REIMBURSEMENTS DUE TO ULTRAMAR DIAMOND SHAMROCK AND ITS AFFILIATES MAY BE SUBSTANTIAL AND WILL REDUCE OUR CASH AVAILABLE FOR DISTRIBUTION.



     Prior to making any distribution on the common units, we will pay Ultramar Diamond Shamrock and its affiliates an annual administrative fee that will initially equal $5.2 million as a reimbursement of the overhead and administrative expenses incurred by them on our behalf. Our general partner, with approval and consent of the conflicts committee of its general partner, will have the right to increase the annual administrative fee by up to 1.5% each year, as further adjusted for inflation, during the seven-year term of the administrative services agreement between us and the general partner and may agree to further increases in connection with expansions of our operations through the acquisition or construction of new logistics assets that require additional management personnel. Additionally, we will reimburse Ultramar Diamond Shamrock and its affiliates for direct expenses it incurs on our behalf (for example, salaries). On a pro forma basis for 1999, we estimate that the direct expenses to be reimbursed to Ultramar Diamond Shamrock and its affiliates would have been $7.8 million. The payment of the annual administrative fee and the reimbursement of expenses could adversely affect our ability to make cash distributions to our unitholders.


  WE DEPEND UPON ULTRAMAR DIAMOND SHAMROCK FOR THE CRUDE OIL AND REFINED PRODUCTS TRANSPORTED IN OUR PIPELINES AND HANDLED AT OUR TERMINALS AND STORAGE FACILITIES, AND ANY REDUCTION IN THOSE QUANTITIES COULD REDUCE OUR ABILITY TO MAKE DISTRIBUTIONS TO OUR UNITHOLDERS.

     Because of the geographic location of our pipelines, terminals, and storage facilities, we depend almost exclusively upon Ultramar Diamond Shamrock to provide throughput for our pipelines and terminals. If Ultramar Diamond Shamrock were to decrease the throughput of crude oil and/or refined products transported in our pipelines for any reason, we would experience great difficulty in replacing those lost barrels. Because our operating costs are primarily fixed, a reduction in throughput would result in not only a reduction of revenues but a decline in net income and cash flow of similar or greater magnitude, which would reduce our ability to make distributions to our unitholders.

     Ultramar Diamond Shamrock may reduce throughput in our pipelines either because of market conditions that affect refiners generally or because of factors that specifically affect Ultramar Diamond Shamrock. These conditions and factors include the following:

     - a decrease in demand for refined products in the markets served by our pipelines;

     - a temporary or permanent decline in the ability of the McKee, Three Rivers, or Ardmore refineries to produce refined products;

     - a decision by Ultramar Diamond Shamrock to redirect refined products transported in our pipelines to markets not served by our pipelines or to transport crude oil other than in our pipelines;

     - a loss of customers by Ultramar Diamond Shamrock in the markets served by our pipelines or a failure to gain additional customers in growing markets; and

     - the completion of competing refined product pipelines in the western, southwestern, and Rocky Mountain market regions.

  DISTRIBUTIONS TO UNITHOLDERS COULD BE ADVERSELY AFFECTED BY A SIGNIFICANT DECREASE IN DEMAND FOR REFINED PRODUCTS IN THE MARKETS SERVED BY OUR PIPELINES.

     Any sustained decrease in demand for refined products in the markets served by our pipelines could result in a significant reduction in throughput in our crude oil and refined product pipelines and therefore in our cash flow, reducing our ability to make distributions to unitholders. Factors that could lead to a decrease in market demand include:

     - a recession or other adverse economic condition that results in lower spending by consumers on gasoline, diesel, and travel;

     - higher fuel taxes or other governmental or regulatory actions that increase, directly or indirectly, the cost of gasoline;

     - an increase in fuel economy, whether as a result of a shift by consumers to more fuel-efficient vehicles or technological advances by manufacturers. There is also pending legislation in the U.S. Congress proposing to mandate higher fuel economy;

     - an increase in the market price of crude oil that leads to higher refined product prices, which may reduce demand for gasoline. Market prices for crude oil and refined products are subject to wide fluctuation in response to changes in global and regional supply over which neither we nor Ultramar Diamond Shamrock have any control, and recent significant increases in the price of crude oil may result in a lower demand for refined products; and

     - the increased use of alternative fuel sources, such as battery-powered engines. Several state and federal initiatives mandate this increased use. For example, under the Energy Policy Act of 1992, 75% of new vehicles purchased by state governments must use some type of alternative fuels by 2002, and California has enacted a law requiring that by the year 2003, 10% of all fleets delivered to California be zero-emissions vehicles.

  OUR ABILITY TO MAKE DISTRIBUTIONS TO UNITHOLDERS COULD BE REDUCED BY A MATERIAL DECLINE IN PRODUCTION BY ANY OF ULTRAMAR DIAMOND SHAMROCK'S MCKEE, THREE RIVERS, OR ARDMORE REFINERIES.

     Any significant curtailing of production at the McKee, Three Rivers, or Ardmore refineries could, by reducing throughput in our pipelines, result in our realizing materially lower levels of revenues and cash flow for the duration of the shutdown. Operations at a refinery could be partially or completely shut down, temporarily or permanently, as the result of a number of circumstances, none of which are within our control, such as:

     - unscheduled turnarounds or catastrophic events at the refinery, such as the power failure and resulting fire at the Ardmore refinery which caused a 50% decrease in production for two months in the summer of 1998;

     - labor difficulties that result in a work stoppage or slowdown at a refinery;

     - environmental proceedings or other litigation that compel the cessation of all or a portion of the operations at a refinery;

     - increasingly stringent environmental regulations. The Clean Gasoline Act of 1999, currently pending before both the Senate and House of Representatives, would amend the Clean Air Act of 1990 to limit the concentration of sulfur in motor gasoline and diesel fuel;

     - a disruption in the supply of crude oil to a refinery; and

     - a governmental ban or other limitation on the use of an important product of the refinery.

     The magnitude of the effect on us of any shutdown will depend on the length of the shutdown and the extent of the refinery operations affected by the shutdown. Furthermore, we have no control over the factors that may lead to a shutdown or the measures Ultramar Diamond Shamrock may take in response to a shutdown. Ultramar Diamond Shamrock will make all decisions at the refineries concerning levels of production, regulatory compliance, refinery turnarounds, labor relations, environmental remediation, and capital expenditures.

  ULTRAMAR DIAMOND SHAMROCK'S SEVEN-YEAR AGREEMENT TO USE OUR PIPELINES AND TERMINALS WILL BE SUSPENDED IF MATERIAL CHANGES IN MARKET CONDITIONS OCCUR THAT HAVE A MATERIAL ADVERSE EFFECT ON ULTRAMAR DIAMOND SHAMROCK, WHICH COULD ADVERSELY AFFECT OUR ABILITY TO MAKE DISTRIBUTIONS TO OUR UNITHOLDERS.



     If market conditions with respect to the transportation of crude oil or refined products or with respect to the end markets in which Ultramar Diamond Shamrock sells refined products change in a material manner such that Ultramar Diamond Shamrock would suffer a material adverse effect if it were to continue to use our pipelines and terminals at the required levels, Ultramar Diamond Shamrock's obligation to us will be suspended during the period of the change in market conditions to the extent required to avoid the material adverse effect. Any suspension of Ultramar Diamond Shamrock's obligation could adversely affect throughput in our pipelines and terminals and therefore our ability to make distributions to our unitholders.



     The concepts of a material change in market conditions and material adverse effect on Ultramar Diamond Shamrock are not defined in the agreement. However, situations that might constitute a material change in market conditions having a material adverse effect on Ultramar Diamond Shamrock include the cost of transporting crude oil or refined products by our pipelines becoming materially more expensive than transporting crude oil or refined products by other means or a material change in refinery profit that makes it materially more advantageous for Ultramar Diamond Shamrock to shift large volumes of refined products from markets served by our pipelines to pipelines retained by Ultramar Diamond Shamrock or owned by third parties. Ultramar Diamond Shamrock may suspend obligations by presenting a certificate of its chief financial officer that there has been a material change in market conditions having a material adverse effect on Ultramar Diamond Shamrock. If we disagree with Ultramar Diamond Shamrock, we have the right to refer the matter to an independent accounting firm for resolution.


  ANY LOSS BY ULTRAMAR DIAMOND SHAMROCK OF CUSTOMERS IN THE MARKETS SERVED BY OUR REFINED PRODUCT PIPELINES MAY ADVERSELY AFFECT OUR ABILITY TO MAKE DISTRIBUTIONS TO UNITHOLDERS.

     Should Ultramar Diamond Shamrock's retail marketing efforts become unsuccessful and result in declining or stagnant sales of its refined products, Ultramar Diamond Shamrock would have to find other end-users for its refined products. It may not choose or be able to replace lost branded retail sales through wholesale, spot, and exchange sales. Any failure by Ultramar Diamond Shamrock to replace lost branded retail sales could adversely affect throughput in our pipelines and, therefore, our cash flow and ability to make distributions to unitholders.

  IF OUR ASSUMPTIONS CONCERNING POPULATION GROWTH ARE INACCURATE OR ULTRAMAR DIAMOND SHAMROCK'S GROWTH STRATEGY IS NOT SUCCESSFUL, OUR ABILITY TO MAKE OR INCREASE DISTRIBUTIONS TO UNITHOLDERS MAY BE ADVERSELY AFFECTED.

     Our growth strategy is dependent upon:

     - the accuracy of our assumption that many of the markets that we serve in the southwestern and Rocky Mountain regions of the United States will experience population growth that is higher than the national average; and

     - upon the willingness and ability of Ultramar Diamond Shamrock to capture a share of this additional demand in its existing markets and to identify and penetrate new markets in the southwestern and Rocky Mountain regions of the United States.

     If our assumption about growth in market demand proves incorrect, Ultramar Diamond Shamrock may not have any incentive to increase refinery capacity and production, shift additional throughput to our pipelines, or shift barrels from our lower tariff pipelines to our higher tariff pipelines, which would adversely affect our growth strategy. Furthermore, Ultramar Diamond Shamrock is under no obligation to pursue a growth strategy with respect to its business that favors us. If Ultramar Diamond Shamrock chooses not, or is unable, to gain additional customers in new or existing markets in the western, southwestern, and Rocky Mountain regions of the United States, our growth strategy would be adversely affected.

  NEW COMPETING REFINED PRODUCT PIPELINES COULD CAUSE DOWNWARD PRESSURE ON MARKET PRICES, AS A RESULT OF WHICH ULTRAMAR DIAMOND SHAMROCK MIGHT DECREASE THE VOLUMES TRANSPORTED IN OUR PIPELINES.

     We are aware of a number of proposals or industry discussions regarding refined product pipeline projects that, if or when undertaken and completed, could adversely impact some of the most significant markets we serve. One of these projects, the Longhorn Pipeline, will transport refined products from the Texas Gulf Coast to El Paso. Most of the pipeline has been constructed but is awaiting regulatory approval to commence operations. It is uncertain if and when this pipeline will commence operations. Another of these announced projects, the southern section of the Aspen Pipeline, which will transport refined products from western Texas to New Mexico could begin its services as early as 2001. The completion of the Longhorn Pipeline and the southern section of the Aspen Pipeline Project will increase the amount of refined products available in the El Paso, New Mexico, and Arizona markets, which could put downward pressure on refined product prices in those markets. As a result, Ultramar Diamond Shamrock might not find it economically attractive to maintain its current market share in those markets and might decrease the throughput in our pipelines to those markets.

  IF ONE OR MORE OF OUR TARIFF RATES IS REDUCED, IF FUTURE INCREASES IN OUR TARIFF RATES DO NOT ALLOW US TO RECOVER FUTURE INCREASES IN OUR COSTS, OR IF RATEMAKING METHODOLOGIES ARE ALTERED, OUR ABILITY TO MAKE DISTRIBUTIONS TO UNITHOLDERS MAY BE ADVERSELY AFFECTED.

     Our interstate pipelines are subject to extensive regulation by the Federal Energy Regulatory Commission under the Interstate Commerce Act. This Act allows the FERC, shippers, and potential shippers to challenge our current rates that are already effective and any proposed changes to those rates, as well as our terms and conditions of service. The FERC may subject any proposed changes to investigation and possible refund or reduce our current rates and order that we pay reparations for overcharges caused by these rates during the two years prior to the beginning of the FERC's investigation. In addition, a state commission could also investigate our intrastate rates or our terms and conditions of service on its own initiative or at the urging of a shipper or other interested parties.

     Ultramar Diamond Shamrock has agreed not to challenge, or cause others to challenge, our tariff rates for seven years. This agreement does not prevent other shippers or future shippers from challenging our tariff rates. At the end of the seven years, Ultramar Diamond Shamrock will be free to challenge, or cause other parties to challenge, our tariff rates. If Ultramar Diamond Shamrock or any third party is successful in challenging our tariff rates, we may not be able to sustain our rates, which may adversely affect our revenues. Cash available for distribution to you could be materially reduced by a successful challenge to our rates.

     Despite Ultramar Diamond Shamrock's agreement not to challenge rates, adverse market conditions could nevertheless cause us to lower our tariff rates. Ultramar Diamond Shamrock may find it economically advantageous to reduce the feedstock consumption or the production of refined products at the McKee, Three Rivers, or Ardmore refineries or to transport refined products to markets other than those we serve, any of which would have the effect of reducing throughput in our pipelines. If a material change in market conditions occurs, the pipelines and terminals usage agreement allows Ultramar Diamond Shamrock to reduce throughput in our pipelines. Accordingly, we could be forced to lower our tariff rates in an effort to make transportation through our pipelines economically attractive to Ultramar Diamond Shamrock in order to maintain throughput volumes. However, even a significant reduction of our tariffs may not provide enough economic incentive to Ultramar Diamond Shamrock to maintain historical throughput levels.

     Under the FERC's current ratemaking methodology, the maximum rate we may charge with respect to interstate pipelines is adjusted up or down each year by the percentage change in the producer price index for finished goods minus 1%. The FERC's current methodology also allows us, in some circumstances, to change rates based either on our cost of service, or market-based rates, or on a settlement or agreement with all of our shippers, instead of the index-based rate change. Under any of these methodologies, our ability to set rates based on our true costs may be limited or delayed. If for any reason future increases in our tariff rates are not sufficient to allow us to recover increases in our costs, our ability to make distributions to unitholders may be adversely affected.


     Potential changes to current ratemaking methods and procedures of the FERC and state regulatory commissions may impact the federal and state regulations under which we will operate in the future. In addition, if the FERC's petroleum pipeline ratemaking methodology were reviewed by a federal appeals court and changed, this change could reduce our revenues and reduce cash available for distribution to our unitholders. Please read "Business -- Regulation -- Rate Regulation" for more information on our tariff rates.


  A MATERIAL DECREASE IN THE SUPPLY, OR A MATERIAL INCREASE IN THE PRICE, OF CRUDE OIL AVAILABLE FOR TRANSPORT THROUGH OUR PIPELINES TO ULTRAMAR DIAMOND SHAMROCK'S REFINERIES, COULD MATERIALLY REDUCE OUR ABILITY TO MAKE DISTRIBUTIONS TO UNITHOLDERS.


     The barrels of crude oil we ship in our crude oil pipelines depends on the availability of attractively-priced crude oil produced in the areas accessible to our crude oil pipelines, imported to our Corpus Christi storage facilities, and received from common carrier pipelines outside of our areas of operations. If Ultramar Diamond Shamrock does not replace barrels lost due to a material temporary or permanent decrease in supply from any of these sources with barrels transported in one of our other crude oil pipelines, we would experience an overall decline in volumes of crude oil transported through our pipelines and therefore a corresponding reduction in cash flow. Similarly, if there were a material increase in the price of crude oil supplied from any of these sources, either temporary or permanent, which caused Ultramar Diamond Shamrock to reduce its shipments in the related crude oil pipelines, we could experience a decline in volumes of crude oil transported in our pipelines and therefore a corresponding reduction in cash flow. Furthermore, a reduction of supply from our pipelines, either because of the unavailability or high price of crude oil, would likely result in reduced production of refined product at the McKee, Three Rivers, and Ardmore refineries, causing a reduction in the volumes of refined products we transport and our cash flow. Some of the local gathering systems that supply crude oil transported to McKee and Ardmore refineries are experiencing a decline in production. Furthermore, international political and economic uncertainties over which neither we nor Ultramar Diamond Shamrock have any control may affect imports of crude oil.


  IF WE ARE NOT ABLE TO SUCCESSFULLY ACQUIRE, EXPAND, AND BUILD PIPELINES AND OTHER LOGISTICS ASSETS OR ATTRACT SHIPPERS IN ADDITION TO ULTRAMAR DIAMOND SHAMROCK, THE GROWTH OF OUR BUSINESS WILL BE LIMITED.

     We intend to grow our business in part through selective acquisitions, expansions of pipelines, and construction of new pipelines, as well as by attracting shippers in addition to Ultramar Diamond Shamrock. Each of these components has uncertainties and risks associated with it, and none of these approaches may be successful.

     We may be unable to consummate any acquisitions or identify attractive acquisition candidates in the future, to acquire assets or businesses on economically acceptable terms, or to obtain financing for any acquisition on satisfactory terms or at all. Ultramar Diamond Shamrock may not make any acquisitions that would provide acquisition opportunities to us or, if these opportunities arose, they may not be on terms attractive to us. Moreover, Ultramar Diamond Shamrock is not obligated in all instances to offer to us logistics assets acquired as part of an acquisition by it. Ultramar Diamond Shamrock is also under no obligation to sell to us any pipeline assets being retained by it, except the Nuevo Laredo pipeline, the Wichita Falls crude oil pipeline and storage facility and the Ringgold, Texas crude storage facility which we may acquire under options.

     Acquisitions involve numerous risks, including difficulties in the assimilation of the operations, technologies, and services of the acquired companies or business segments, the diversion of management's attention from other business concerns, and the potential loss of key employees of the acquired businesses. As a result, our business could be adversely affected by an acquisition.

     The construction of a new pipeline or the expansion of an existing pipeline, by adding additional horsepower or pump stations or by adding a second pipeline along an existing pipeline, involves numerous regulatory, environmental, political, and legal uncertainties beyond our control. These projects may not be completed on schedule or at all or at the budgeted cost. Moreover, our revenues may not increase immediately upon the expenditure of funds on a particular project. For instance, if we build a new pipeline, the construction will occur over an extended period of time and we will not receive any material increases in revenues until after completion of the project. This could have an adverse affect on our ability to distribute cash to unitholders.

     Once we increase our capacity through acquisitions, construction of new pipelines, or expansion of existing pipelines, we may not be able to obtain or sustain throughput to utilize the new available capacity. The underutilization of a recently acquired, constructed, or expanded pipeline could adversely affect our ability to distribute cash to unitholders.


     We may not be able to obtain financing of any acquisitions, expansions, and new construction on satisfactory terms or at all. Furthermore, any debt we incur may adversely affect our ability to make distributions to the unitholders, or any future acquisitions, expansions or new construction may dilute net income per unit and distributions to the unitholders.


     We also plan to seek volumes of crude oil or refined products to transport on behalf of shippers other than Ultramar Diamond Shamrock. However, volumes transported by us for third parties have been very limited historically and because of our lack of geographic relationship or inter-connections with other refineries, we may not be able to obtain material third party volumes.

  ANY REDUCTION IN THE CAPABILITY OF OR THE ALLOCATIONS TO OUR SHIPPERS ON INTERCONNECTING THIRD PARTY PIPELINES COULD CAUSE A REDUCTION OF VOLUMES TRANSPORTED IN OUR PIPELINES AND COULD NEGATIVELY AFFECT OUR ABILITY TO DISTRIBUTE CASH TO UNITHOLDERS.

     Ultramar Diamond Shamrock and the other shippers in our pipelines are dependent upon connections to third party pipelines both to receive crude oil from the Texas Gulf Coast, the Permian Basin, and other areas and to deliver refined products to outlying market areas in Arizona, the midwestern United States, and the Rocky Mountain region of the United States. Any reduction of capabilities in these interconnecting pipelines due to testing, line repair, reduced operating pressures, or other causes could result in reduced volumes transported in our pipelines. Similarly, any reduction in the allocations to our shippers on these interconnecting pipelines because additional shippers begin transporting volumes over the pipelines could also result in reduced volumes transported in our pipelines. Any reduction in volumes transported in our pipelines could adversely affect our profitability.

  ULTRAMAR DIAMOND SHAMROCK AND ITS AFFILIATES HAVE CONFLICTS OF INTEREST AND LIMITED FIDUCIARY RESPONSIBILITIES, WHICH MAY PERMIT THEM TO FAVOR THEIR OWN INTERESTS TO THE DETRIMENT OF UNITHOLDERS.

     Following the offering, Ultramar Diamond Shamrock and its affiliates will have an aggregate 75.5% limited partner interest in us and Shamrock Logistics Operations and will own and control our general partner. Conflicts of interest may arise between Ultramar Diamond Shamrock and its affiliates, including the general partner, on the one hand, and us, on the other hand. As a result of these conflicts, the general partner may favor its own interests and the interests of its affiliates over the interests of the unitholders. These conflicts include, among others, the following situations:

     - Ultramar Diamond Shamrock, as the primary shipper in our pipelines, has an economic incentive to seek lower tariff rates for our pipelines and lower terminalling fees.

     - Some officers of Ultramar Diamond Shamrock, who will provide services to us, will also devote significant time to the businesses of Ultramar Diamond Shamrock and will be compensated by Ultramar Diamond Shamrock for the services rendered to them.

     - Neither the partnership agreement nor any other agreement requires Ultramar Diamond Shamrock to pursue a business strategy that favors us or utilizes our assets, including whether to increase or decrease refinery production or what markets to pursue or grow. Ultramar Diamond Shamrock's directors and officers have a fiduciary duty to make these decisions in the best interests of the stockholders of Ultramar Diamond Shamrock.

     - Ultramar Diamond Shamrock and its affiliates may engage in limited competition with us.


     - Ultramar Diamond Shamrock may use other transportation methods or providers for up to 25% of its crude oil and refined products and is not required to use our pipelines and terminals to the extent that there is a material change in the market conditions for the transportation of crude oil and refined products, or in the markets for refined products served by these refineries that has a material adverse effect on Ultramar Diamond Shamrock.


     - Our general partner is allowed to take into account the interests of parties other than us, such as Ultramar Diamond Shamrock, in resolving conflicts of interest, limiting its fiduciary duty to the unitholders.

     - Our general partner may limit its liability and reduce its fiduciary duties, while also restricting the remedies available to unitholders for actions that might, without the limitations, constitute breaches of fiduciary duty. As a result of purchasing units, holders consent to some actions and conflicts of interest that might otherwise constitute a breach of fiduciary or other duties under applicable state law.

     - Our general partner determines the amount and timing of asset purchases and sales, capital expenditures, borrowings, issuance of additional limited partner interests and reserves, each of which can affect the amount of cash that is distributed to unitholders.

     - Our general partner determines which costs incurred by Ultramar Diamond Shamrock and its affiliates are reimbursable by us.

     - The partnership agreement does not restrict our general partner from causing us to pay the general partner or its affiliates for any services rendered on terms that are fair and reasonable to us or entering into additional contractual arrangements with any of these entities on our behalf.

     - Our general partner controls the enforcement of obligations owed to us by our general partner and its affiliates, including the pipelines and terminals usage agreement with Ultramar Diamond Shamrock.

     - Our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

     - In some instances, our general partner may cause us to borrow funds in order to permit the payment of distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units or to make incentive distributions or to hasten the expiration of the subordination period.

     The partnership agreement gives our general partner broad discretion in establishing financial reserves for the proper conduct of our business. These reserves also will affect the amount of cash available for distribution. Our general partner may establish reserves for distributions on the subordinated units, but only if those reserves will not prevent us from distributing the full minimum quarterly distribution, plus any arrearages, on the common units for the following four quarters.

  OUR INDEBTEDNESS MAY LIMIT OUR ABILITY TO BORROW ADDITIONAL FUNDS, MAKE DISTRIBUTIONS TO UNITHOLDERS, OR CAPITALIZE ON BUSINESS OPPORTUNITIES.

     Upon completion of the transactions contemplated in this prospectus, we expect our total indebtedness to be $74.5 million, consisting of approximately $63.7 million outstanding under our revolving credit facility and $10.8 million of other partnership debt. Our leverage may:

     - adversely affect our ability to finance future operations and capital needs;

     - limit our ability to pursue acquisitions and other business opportunities; and

     - make our results of operations more susceptible to adverse economic or operating conditions.


     Assuming the underwriters do not exercise their over-allotment option, we expect to make interest payments of approximately $5.9 million per year on the amount of debt expected to be outstanding immediately after the offering of which approximately $5.2 million will be interest payments under our revolving credit facility and the remainder will be interest payments on the debt assumed July 1, 2000.


     In addition, we will have approximately $61.3 million of aggregate unused borrowing capacity under our revolving credit facility at the closing of this offering. Future borrowings, under our revolving credit facility or otherwise, could result in a significant increase in our leverage.

     The payment of principal and interest on our indebtedness will reduce the cash available for distribution on the units. We will not be able to make any distributions to our unitholders if there is or will be an event of default under our debt agreements. Our ability to make principal and interest payments depends on our future performance, which is subject to many factors, several of which are outside our control.

     The revolving credit facility will contain restrictive covenants that limit our ability to incur additional debt and to engage in some types of transactions. These limitations could reduce our ability to capitalize on business opportunities that arise. Any subsequent refinancing of our current indebtedness or any new indebtedness could have similar or greater restrictions.

     The revolving credit facility will contain provisions relating to changes in ownership. If these provisions are triggered, the outstanding debt may become due. If that happens, we cannot guarantee that we would be able to pay the debt. The general partner and its direct and indirect owners are not prohibited by the partnership agreement from entering into a transaction that would trigger these change-in-ownership provisions.

  THE TRANSPORTATION AND STORAGE OF CRUDE OIL AND REFINED PRODUCTS IS SUBJECT TO FEDERAL AND STATE LAWS RELATING TO ENVIRONMENTAL PROTECTION AND OPERATIONAL SAFETY AND RESULTS IN A RISK THAT CRUDE OIL AND OTHER HYDROCARBONS MAY BE RELEASED INTO THE ENVIRONMENT, POTENTIALLY CAUSING SUBSTANTIAL EXPENDITURES THAT COULD LIMIT OUR ABILITY TO MAKE DISTRIBUTIONS TO UNITHOLDERS.

     Our operations are subject to federal and state laws and regulations relating to environmental protection and operational safety. Risks of substantial costs and liabilities are inherent in pipeline, gathering, storage, and terminalling facilities operations, and we may incur these costs and liabilities in the future.

     Moreover, it is possible that other developments, such as increasingly strict environmental and safety laws, regulations and enforcement policies of those laws, and claims for damages to property or persons resulting from our operations, could result in substantial costs and liabilities to us. If we were not able to recover these resulting costs through insurance or increased revenues, cash distributions to unitholders could be adversely affected. The transportation and storage of crude oil and refined products results in a risk of a sudden or gradual release of crude oil or refined products into the environment, potentially causing substantial expenditures for a response action, significant government penalties, liability for natural resources damages to government agencies, personal injury, or property damages to private parties and significant business interruption.

RISKS INHERENT IN AN INVESTMENT IN SHAMROCK LOGISTICS


  EVEN IF THE UNITHOLDERS ARE DISSATISFIED, THEY CANNOT REMOVE OUR GENERAL PARTNER WITHOUT ITS CONSENT.



     The general partner will manage and operate Shamrock Logistics. Unlike the holders of common stock in a corporation, you will have only limited voting rights on matters affecting our business. You will have no right to elect the general partner or the directors of its general partner on an annual or other continuing basis. Furthermore, our general partner and its affiliates will own sufficient units upon completion of the offering to be able to prevent its removal as general partner.


     In addition, the effect of the following provisions of the partnership agreement may be to discourage a person or group from attempting to remove our general partner or otherwise change the management of Shamrock Logistics:


     - if the holders of at least 66 2/3% of the units remove the general partner without cause, all remaining subordinated units will automatically convert into common units and will share distributions with the existing common units pro rata, existing arrearages on the common units will be extinguished and the common units will no longer be entitled to arrearages if we fail to pay the minimum quarterly distribution in any quarter. Cause is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding the general partner liable for actual fraud, gross negligence, or willful or wanton misconduct in its capacity as our general partner;


     - any units held by a person that owns 20% or more of any class of units then outstanding, other than the general partner and its affiliates, cannot be voted on any matter; and

     - the partnership agreement contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders' ability to influence the manner or direction of management.

     As a result of these provisions, the price at which the common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

  PURCHASERS OF COMMON UNITS WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION OF $7.14 PER COMMON UNIT.

     The assumed initial public offering price of $20.00 per unit exceeds pro forma tangible book value of $12.86 per unit. Based on the assumed price, you will incur immediate and substantial dilution of $7.14 per common unit. Please read "Dilution."

  WE MAY ISSUE ADDITIONAL COMMON UNITS WITHOUT YOUR APPROVAL, WHICH MAY DILUTE EXISTING UNITHOLDERS' INTERESTS.

     During the subordination period, our general partner, without the approval of the unitholders, may cause us to issue common units in a number of circumstances such as:

     - the exercise of the underwriters' over-allotment option;


     - the conversion of the general partner interest and the incentive distribution rights as a result of the withdrawal of our general partner; or


     - other future issuances of common units.

     The issuance of additional common units or other equity securities of equal or senior rank will have the following effects:

     - your proportionate ownership interest in Shamrock Logistics will decrease;

     - the amount of cash available for distribution on each unit may decrease;

     - since a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by the common unitholders will increase;

     - the relative voting strength of each previously outstanding unit may be diminished; and

     - the market price of the common units may decline.

     After the end of the subordination period, we may issue an unlimited number of limited partner interests of any type without the approval of the unitholders. Our partnership agreement does not give the unitholders the right to approve our issuance of equity securities ranking junior to the common units at any time.

  OUR GENERAL PARTNER HAS A LIMITED CALL RIGHT THAT MAY REQUIRE YOU TO SELL YOUR COMMON UNITS AT AN UNDESIRABLE TIME OR PRICE.

     If at any time our general partner and its affiliates own 80% or more of the common units, our general partner will have the right, but not the obligation, which it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the remaining common units held by unaffiliated persons at a price not less than their then-current market price. As a result, you may be required to sell your common units at an undesirable time or price and may therefore not receive any return on your investment. You may also incur a tax liability upon a sale of your units. For additional information about the call right, please read "The Partnership Agreement -- Limited Call Right."

  YOU MAY NOT HAVE LIMITED LIABILITY IF A STATE OR COURT FINDS THAT WE ARE NOT IN COMPLIANCE WITH THE APPLICABLE STATUTES OR THAT UNITHOLDER ACTION CONSTITUTES CONTROL OF OUR BUSINESS.

     The limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some states. You could be held liable in some circumstances for Shamrock Logistics' obligations to the same extent as a general partner if a state or a court determined that:

     - Shamrock Logistics had been conducting business in any state without compliance with the applicable limited partnership statute; or

     - the right or the exercise of the right by the unitholders as a group to remove or replace our general partner, to approve some amendments to the partnership agreement, or to take other action under the partnership agreement constituted participation in the "control" of Shamrock Logistics' business.

     The general partner, under applicable state law, has unlimited liability for the obligations of the partnership, for example its debts and environmental liabilities, if any, except for those contractual obligations of the partnership that are expressly made without recourse to the general partner.

     In addition, under some circumstances a unitholder may be liable to Shamrock Logistics for the amount of a distribution for a period of three years from the date of the distribution. Please read "The Partnership
Agreement -- Limited Liability" for a discussion of the implications of the limitations on liability to a unitholder.

TAX RISKS

     For a discussion of all of the expected material federal income tax consequences of owning and disposing of common units, please read "Tax Considerations."

  THE IRS COULD TREAT US AS A CORPORATION, WHICH WOULD SUBSTANTIALLY REDUCE THE CASH AVAILABLE FOR DISTRIBUTION TO UNITHOLDERS.

     The federal income tax benefit of an investment in us depends largely on our classification as a partnership for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the IRS on this or any other matter affecting us. We have, however, received an opinion of counsel that, based on current law, we will be a partnership for federal income tax purposes. Opinions of counsel are based on specified factual assumptions and are not binding on the IRS or any court.

     If we were classified as a corporation for federal income tax purposes, we would pay tax on our income at corporate rates, currently 35%, distributions would generally be taxed again to you as corporate distributions, and no income, gains, losses, or deductions would flow through to you. Because a tax would be imposed upon us as an entity, the cash available for distribution to you would be substantially reduced. Treatment of us as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to you and thus would likely result in a substantial reduction in the value of the common units.

     Current law may change so as to cause us to be taxable as a corporation for federal income tax purposes or otherwise to be subject to entity-level taxation. The partnership agreement provides that, if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state or local income tax purposes, then distributions will be decreased to reflect the impact of that law on us.

  A SUCCESSFUL IRS CONTEST OF THE FEDERAL INCOME TAX POSITIONS WE TAKE MAY ADVERSELY IMPACT THE MARKET FOR COMMON UNITS AND THE COSTS OF ANY CONTEST WILL BE BORNE BY SOME OR ALL OF THE UNITHOLDERS.

     We have not requested any ruling from the IRS with respect to our classification as a partnership for federal income tax purposes or any other matter affecting us. The IRS may adopt positions that differ from counsel's conclusions expressed in this prospectus. It may be necessary to resort to administrative or court proceedings in an effort to sustain some or all of counsel's conclusions or positions we take. A court may not concur with some or all of our conclusions. Any contest with the IRS may materially and adversely impact the market for the common units and the prices at which common units trade. In addition, the costs of any contest with the IRS will be borne directly or indirectly by some or all of the unitholders and the general partner.

  YOU MAY BE REQUIRED TO PAY TAXES ON INCOME FROM US EVEN IF YOU DO NOT RECEIVE ANY CASH DISTRIBUTIONS.

     You will be required to pay federal income taxes and, in some cases, state and local income taxes on your share of our taxable income, whether or not you receive cash distributions from us. You may not receive cash distributions equal to your allocable share of our taxable income or even the tax liability that results from that income. Further, you may incur a tax liability, in excess of the amount of cash you receive, upon the sale of your common units.

  TAX GAIN OR LOSS ON THE DISPOSITION OF COMMON UNITS COULD BE DIFFERENT THAN EXPECTED.

     Upon a sale of common units, you will recognize gain or loss equal to the difference between the amount realized and your adjusted tax basis in those common units. Prior distributions from us in excess of the total net taxable income you were allocated for a common unit which decreased your tax basis in the common unit will, in effect, become taxable income if the common unit is sold at a price greater than your tax basis in the common unit, even if the price is less than your original cost. A portion of the amount realized whether or not representing gain, will likely be ordinary income. Furthermore, should the IRS successfully contest some conventions we use, you could realize more gain on the sale of common units than would be the case under those conventions without the benefit of decreased income in prior years.

  INVESTORS, OTHER THAN INDIVIDUALS WHO ARE U.S. RESIDENTS, MAY HAVE ADVERSE TAX CONSEQUENCES FROM OWNING COMMON UNITS.

     Investment in common units by some tax-exempt entities, regulated investment companies (mutual funds) and foreign persons raises issues unique to these persons. For example, virtually all of the taxable income derived by most organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, from the ownership of a common unit will be unrelated business income and thus will be taxable to the unitholder. Very little of our income will be qualifying income to a regulated investment company. Distributions to foreign persons will be reduced by withholding taxes. Foreign persons will be required to file federal income tax returns and pay tax on their share of our taxable income.

  OUR GENERAL PARTNER HAS APPLIED TO REGISTER US AS A "TAX SHELTER" WITH THE SECRETARY OF THE TREASURY. THIS MAY INCREASE THE RISK OF AN IRS AUDIT OF US OR A UNITHOLDER.

     Our general partner has applied to register us as a "tax shelter" with the Secretary of the Treasury. As a result, we may be audited by the IRS and tax adjustments could be made. The rights of a unitholder owning less than a 1% interest in us to participate in the income tax audit process are very limited. Further, any adjustments in our tax returns will lead to adjustments in your tax returns and may lead to audits of your tax returns and adjustments of items unrelated to us. You would bear the cost of any expenses incurred in connection with an examination of your personal tax return.

  WE TREAT A PURCHASER OF COMMON UNITS AS HAVING THE SAME TAX BENEFITS AS THE SELLER. A SUCCESSFUL IRS CHALLENGE COULD ADVERSELY AFFECT THE VALUE OF THE COMMON UNITS.

     Because we cannot match transferors and transferees of common units and because of other reasons, we will adopt depreciation conventions that do not conform with all aspects of final Treasury regulations. A successful IRS challenge to those conventions could adversely affect the amount of tax benefits available to you or could affect the timing of these tax benefits or the amount of gain from the sale of common units and could have a negative impact on the value of the common units or result in audit adjustments to your tax returns.

  YOU WILL LIKELY BE SUBJECT TO STATE AND LOCAL TAXES AND RETURN FILING REQUIREMENTS AS A RESULT OF AN INVESTMENT IN COMMON UNITS.

     In addition to federal income taxes, unitholders will likely be subject to other taxes, such as state and local taxes, unincorporated business taxes and estate, inheritance, or intangible taxes that are imposed by the various jurisdictions in which we do business or own property. You will likely be required to file state and local income tax returns and pay state and local income taxes in some or all of the various jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. We will initially own property and conduct business in Texas, Colorado, New Mexico, Kansas, and Oklahoma. Of these states, Colorado, New Mexico, Kansas, and Oklahoma currently impose a personal income tax. It is the responsibility of each unitholder to file all federal, state and, local tax returns that may be required of the unitholder. Our counsel has not rendered an opinion on the state or local tax consequences of an investment in us.

                                USE OF PROCEEDS

     We estimate that the net proceeds we will receive from this offering of common units will be approximately $74.4 million, assuming an initial public offering price of $20.00 per unit after deducting the underwriting discount, but before paying other offering expenses. We anticipate using the net proceeds of this offering and $63.7 million of borrowings under a new $125 million revolving credit facility to:

     - repay all of the $107.7 million in indebtedness due to Ultramar Diamond Shamrock and its affiliates that we assumed in connection with the transfer of the assets to us effective July 1, 2000. This indebtedness bears interest at an annual rate of 8% and matures June 30, 2005;

     - make a distribution of approximately $20.5 million to affiliates of Ultramar Diamond Shamrock for reimbursement of capital expenditures, incurred with respect to the assets transferred to us, including capital expenditures to expand the McKee to Colorado Springs and the McKee to El Paso refined product pipelines;

     - pay $4.9 million in fees and expenses incurred in connection with this offering and the related transactions; and

     - have approximately $5.0 million available for working capital and other general corporate purposes.


     We will use the proceeds from any exercise of the underwriters' over-allotment option to repay a portion of the indebtedness incurred under the revolving credit facility at closing.

                                 CAPITALIZATION

     The following table shows:

     - our historical capitalization as of June 30, 2000; and

     - our pro forma capitalization as of June 30, 2000, adjusted to reflect the offering of the common units, the borrowings under the revolving credit facility, and the application of the net proceeds we receive in the offering and these financings in the manner described under "Use of Proceeds."

This table is derived from, should be read together with and is qualified in its entirety by reference to our historical and pro forma financial statements and the accompanying notes included elsewhere in this prospectus.

                                                              AS OF JUNE 30, 2000
                                                              --------------------
                                                               ACTUAL    PRO FORMA
                                                               ------    ---------
                                                                 (in thousands)
Long-term debt, including current portion...................  $ 10,818   $ 74,536
Debt due to parent..........................................   107,676         --
Equity:
  Net parent investment.....................................   143,425         --
  Common unitholders........................................        --    122,552
  Subordinated unitholders..................................        --    107,707
  General partner...........................................        --      3,273
                                                              --------   --------
          Total equity......................................   143,425    233,532
                                                              --------   --------
          Total capitalization..............................  $261,919   $308,068
                                                              ========   ========

                                    DILUTION

     On a pro forma basis as of June 30, 2000 after giving effect to the offering of common units and the related transactions, our net tangible book value was $228.4 million, or $12.86 per common unit. Purchasers of common units in this offering will experience substantial and immediate dilution in net tangible book value per common unit for financial accounting purposes, as illustrated in the following table.

Assumed initial public offering price per common unit.......           $20.00
Pro forma net tangible book value per common unit before the
  offering(1)...............................................   11.52
Increase in net tangible book value per common unit
  attributable to new investors.............................    1.34
                                                              ------
Less: Pro forma net tangible book value per common unit
      after the offering(2).................................            12.86
                                                                       ------
Immediate dilution in net tangible book value per common
  unit to new investors.....................................           $ 7.14
                                                                       ======

---------------

(1) Determined by dividing the number of units (4,399,322 common units, 8,999,322 subordinated units and the combined 2% general partner interest, which has a dilutive effect equivalent to 355,074 units) to be issued to affiliates of the general partner for their contribution of assets and liabilities to Shamrock Logistics into the net tangible book value of the contributed assets and liabilities.

(2) Determined by dividing the total number of units (8,399,322 common units, 8,999,322 subordinated units and the combined 2% general partner interest, which has a dilutive effect equivalent to 355,074 units) to be outstanding after the offering into the pro forma net tangible book value of Shamrock Logistics, after giving effect to the application of the net proceeds of the offering.

     The following table sets forth the number of units that we will issue and the total consideration contributed to Shamrock Logistics by the general partner and its affiliates in respect of their units and by the purchasers of common units in this offering upon consummation of the transactions contemplated by this prospectus.

                                                                       TOTAL CONSIDERATION
                                                 UNITS ACQUIRED      ------------------------
                                              --------------------       AMOUNT
                                                NUMBER     PERCENT   (IN THOUSANDS)   PERCENT
                                                ------     -------   --------------   -------
General partner and affiliate(1)(2).........  13,753,718     77.5%      $163,632        67.2%
New investors...............................   4,000,000     22.5         80,000        32.8
                                              ----------    -----       --------       -----
          Total.............................  17,753,718    100.0%      $243,632       100.0%
                                              ==========    =====       ========       =====

---------------

(1) Upon the consummation of the transactions contemplated by this prospectus, a subsidiary of Ultramar Diamond Shamrock will own an aggregate of 4,399,322 common units and 8,999,322 subordinated units and our general partner will own a 2% general partner interest in Shamrock Logistics having a dilutive effect equivalent to 355,074 units.

(2) The assets contributed by the general partner and its affiliates were recorded at historical cost in accordance with generally accepted accounting principles. Book value of the consideration provided by the general partner and its affiliates, as of June 30, 2000, after giving effect to the application of the net proceeds of the offering, is as follows:

                                                              (in thousands)
                                                              --------------
Book value of net assets contributed........................     $143,425
Add: Environmental liabilities retained by Ultramar Diamond
  Shamrock..................................................        2,507
      Income taxes retained by Ultramar Diamond Shamrock....       38,217
Less: Reimbursement of capital expenditures to affiliates of
  Ultramar Diamond Shamrock incurred with respect to
  transferred assets........................................      (20,517)
                                                                 --------
          Total consideration...............................     $163,632
                                                                 ========

                            CASH DISTRIBUTION POLICY


QUARTERLY DISTRIBUTIONS OF AVAILABLE CASH



     General. Within approximately 45 days after the end of each quarter, beginning with the quarter ending December 31, 2000, we will distribute all of our available cash to unitholders of record on the applicable record date and to our general partner



     Definition of Available Cash. Available cash is defined in the glossary and generally means, for each fiscal quarter, all cash on hand at the end of the quarter.



     - less the amount of cash reserves that is necessary or appropriate in the reasonable discretion of our general partner to:



          - provide for the proper conduct of our business;



          - comply with applicable law or any of our debt instruments or other agreements; or



          - provide funds for distributions to unitholders and the general partner for any one or more of the next four quarters;



     - plus all cash on hand from working capital borrowings after the end of the quarter.



     Available Cash is net of all our expenses, including the annual administrative fee we will pay to Ultramar Diamond Shamrock, the additional administrative fee as a result of us being a public entity and the cost reimbursements to our general partner. For a more detailed description, please read "Management -- Administrative Fee and Reimbursement of Expenses." Available Cash is also net of our interest expenses.



     Intent to Distribute the Minimum Quarterly Distribution. We intend, to the extent we have sufficient available cash from operating surplus, as defined below, to distribute to each common unit and subordinated unit at least the minimum quarterly distribution of $0.60 per quarter or $2.40 per year. We will adjust the minimum quarterly distribution and the target distribution levels for the period from the closing of the offering through December 31, 2000 based on the actual length of this period. However, there is no guarantee that we will pay the minimum quarterly distribution on the common units in any quarter and we will be prohibited from making any distributions to unitholders if it would cause an event of default under our revolving credit facility.



     Distribution of Available Cash During Subordination Period. During the subordination period, which will generally not end prior to December 31, 2005, to the extent we generate sufficient available cash, the holders of the common units will have the right to receive the minimum quarterly distribution of $0.60 per unit, plus the amount of any arrearages in payments of minimum quarterly distributions on the common units from prior quarters, prior to any distribution of available cash to the holders of subordinated units.



     Arrearages. If we distribute less than $0.60 per common unit for any quarter during the subordination period, holders of common units will be entitled to arrearages. After the subordination period, the common units will no longer be entitled to arrearages.



     Conversion of Subordinated Units. At the end of the subordination period, the subordinated units will convert into common units on a one-for-one basis. The converted subordinated units will then participate pro rata with the other common units in distributions of available cash.



  Event of Default under the Credit Facility



     The revolving credit facility we will enter into simultaneously with the closing of this offering will contain a prohibition on distributions by Shamrock Logistics Operations to us if any event of default under the revolving credit facility is continuing or would result from the distribution. As a result, we would not be able to make distributions to our unitholders.

OPERATING SURPLUS AND CAPITAL SURPLUS

     General. All cash distributed to unitholders will be characterized either as "operating surplus" or "capital surplus." Available cash from operating surplus is distributed differently from available cash from capital surplus.

     Definition of Operating Surplus. Operating surplus for any period is defined in the glossary and generally means:

     - our cash balance date on the closing date of this offering, plus

     - $10 million, plus

     - all of our cash receipts since the closing of this offering, excluding cash from borrowings that are not working capital borrowings, sales of equity and debt securities and sales of assets outside the ordinary course of business, plus

     - working capital borrowings made after the end of a quarter but before the date of determination of operating surplus for the quarter, less

     - all of our operating expenditures since the closing of this offering, including the repayment of working capital borrowings, but not the repayment of other borrowings, and including maintenance capital expenditures.

     Definition of Capital Surplus. Capital surplus is also defined in the glossary and will generally be generated only by:

     - borrowings other than working capital borrowings,

     - sales of debt and equity securities, and

     - sales or other dispositions of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or as part of normal retirements or replacements of assets.

     Characterization of Cash Distributions. We will treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since we began operations equals the operating surplus as of the most recent date of determination of available cash. We will treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. We do not anticipate that we will make significant distributions from capital surplus.

INCENTIVE DISTRIBUTION RIGHTS

     We issued incentive distribution rights to our general partner as partial consideration for the transfer to us of the Ultramar Diamond Shamrock logistics business. These rights entitle the general partner to receive increasingly higher percentages of quarterly distributions, or incentive distributions, as the amount of cash from operating surplus distributed exceeds the minimum quarterly distributions and specified target distribution levels. The general partner may transfer the incentive distribution rights separately from its general partner interest, subject to restrictions contained in the partnership agreement.

SUBORDINATION PERIOD

     General. During the subordination period, which is defined below, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.60 per quarter, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be cash available to be distributed on the common units.

     Definition of Subordination Period. The subordination period is defined in the glossary and will extend until the first day of any quarter beginning after December 31, 2005 that each of the following tests are met:

     - distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

     - the "adjusted operating surplus" generated during each of the three immediately preceding non-overlapping four-quarter periods equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units during those periods on a fully diluted basis and the related distribution on the 2% general partner interest during those periods; and

     - there are no arrearages in payment of the minimum quarterly distribution on the common units.

     If the unitholders remove the general partner without cause, the subordination period may end before December 31, 2005.

     Definition of Adjusted Operating Surplus. "Adjusted operating surplus" for any period generally means:

     - operating surplus generated during that period, less

     - any net increase in working capital borrowings during that period, less

     - any net reduction in cash reserves for operating expenditures during that period not relating to an operating expenditure made during that period, plus

     - any net decrease in working capital borrowings during that period, plus

     - any net increase in cash reserves for operating expenditures during that period required by any debt instrument for the repayment of principal, interest or premium.

     Generally speaking, adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net increases in working capital borrowings and net drawdowns of reserves of cash generated in prior periods.

     Effect of Expiration of the Subordination Period. Upon expiration of the subordination period, each outstanding subordinated unit will convert into one common unit and will then participate pro rata with the other common units in distributions of available cash. In addition, if the unitholders remove our general partner other than for cause, the subordination period will end, any then-existing arrearages on the common units will terminate, and each subordinated unit will immediately convert into one common unit.

DISTRIBUTIONS OF AVAILABLE CASH FROM OPERATING SURPLUS DURING THE SUBORDINATION PERIOD

     We will make distributions of available cash from operating surplus for any quarter during the subordination period as follows:

     - First, 98% to the common unitholders, pro rata, and 2% to the general partner, until we have distributed for each outstanding common unit an amount equal to the minimum quarterly distribution of $0.60 for that quarter;

     - Second, 98% to the common unitholders, pro rata, and 2% to the general partner, until we have distributed for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

     - Third, 98% to the subordinated unitholders, pro rata, and 2% to the general partner, until we have distributed for each outstanding subordinated unit an amount equal to the minimum quarterly distribution of $0.60 for that quarter;

     - Fourth, 90% to all unitholders, pro rata, 8% to the holders of the incentive distribution rights, and 2% to the general partner, until we have distributed for each unit a total amount of $0.66 (the "first target distribution") for that quarter;

     - Fifth, 75% to all unitholders, pro rata, 23% to the holders of the incentive distribution rights, and 2% to the general partner, until we have distributed for each unit a total amount of $0.90 (the "second target distribution") for that quarter; and

     - Thereafter, 50% to all unitholders, pro rata, 48% to the holders of the incentive distribution rights, and 2% to the general partner.

     In each case, the amount of the target distribution set forth above excludes any distributions to common unitholders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution on the common units.

DISTRIBUTIONS OF AVAILABLE CASH FROM OPERATING SURPLUS AFTER THE SUBORDINATION PERIOD

     We will make distributions of available cash from operating surplus for any quarter after the subordination period as follows:

     - First, 98% to the unitholders, pro rata, and 2% to the general partner, until we have distributed for each outstanding unit an amount equal to the minimum quarterly distribution of $0.60 for that quarter;

     - Second, 90% to all unitholders, pro rata, 8% to the holders of the incentive distribution rights, and 2% to the general partner, until we have distributed for each outstanding unit a total amount of $0.66 for that quarter;

     - Third, 75% to all unitholders, pro rata, 23% to the holders of the incentive distribution rights, and 2% to the general partner, until we have distributed for each outstanding unit a total amount of $0.90 for that quarter; and

     - Thereafter, 50% to all unitholders, pro rata, 48% to the holders of the incentive distribution rights, and 2% to the general partner.

TABULAR ILLUSTRATION OF DISTRIBUTIONS OF AVAILABLE CASH FROM OPERATING SURPLUS

     The following table illustrates the amount of available cash from operating surplus that would be distributed on a yearly basis to the unitholders and the general partner at each of the target distribution levels. This table is based on the 8,399,322 common units and the 8,999,322 subordinated units to be outstanding immediately after the offering and assumes that there are no arrearages in payment of the minimum quarterly distribution on the common units. The "Marginal Percentage" columns under "Yearly Distributions" in the table below show the percentage interest of the unitholders and the general partner in available cash from operating surplus that would be distributed on a yearly basis between the indicated target distribution levels. The "Amount" columns under "Yearly Distributions" in the table below show the cumulative amount that would be distributed on a yearly basis to the unitholders and the general partner if available cash from operating surplus equaled the indicated target distribution level.

                                                           YEARLY DISTRIBUTIONS
                                            ---------------------------------------------------
                                                  UNITHOLDERS              GENERAL PARTNER
                               QUARTERLY    ------------------------   ------------------------
                               AMOUNT PER     AMOUNT       MARGINAL      AMOUNT       MARGINAL
TARGET DISTRIBUTION               UNIT      (THOUSANDS)   PERCENTAGE   (THOUSANDS)   PERCENTAGE
-------------------            ----------   -----------   ----------   -----------   ----------
Minimum Quarterly
  Distribution...............  $    0.60     $ 41,757         98%       $    852          2%
First Target Distribution....       0.66       45,932         90%          1,316         10%
Second Target Distribution...       0.90       62,635         75%          6,884         25%
Thereafter...................  above 0.90          --         50%             --         50%

     The amounts and percentages shown under "Yearly Distributions -- General Partner" include its combined 2% general partner interest and the general partner's incentive distribution rights. The amounts and percentages shown under "Yearly Distributions -- Unitholders" include amounts distributable on both the common units and the subordinated units.

DISTRIBUTIONS FROM CAPITAL SURPLUS

     How Distributions from Capital Surplus Will Be Made. We will make distributions of available cash from capital surplus in the following manner:

     - First, 98% to all unitholders, pro rata, and 2% to the general partner, until we have distributed for each common unit that was issued in this offering, an amount of available cash from capital surplus equal to the initial public offering price;

     - Second, 98% to the common unitholders, pro rata, and 2% to the general partner, until we have distributed for each common unit that was issued in the offering, an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

     - Thereafter, all distributions of available cash from capital surplus will be distributed as if they were from operating surplus.

     Effect of a Distribution from Capital Surplus. The partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the "unrecovered initial unit price." Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the minimum quarterly distribution, after any such distributions have been made it may be easier for the general partner to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the unrecovered initial unit price is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

     Once we have distributed capital surplus on a unit issued in this offering in an amount equal to the initial unit price, the minimum quarterly distribution and the target distribution levels will be reduced to zero and all future distributions will be made from operating surplus, with 50% being paid to the holders of units, 48% to the holders of the incentive distribution rights and 2% to the general partner.

ADJUSTMENT OF THE MINIMUM QUARTERLY DISTRIBUTION AND TARGET DISTRIBUTION LEVELS

     In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, we will proportionately adjust the minimum quarterly distribution, target distribution levels, unrecovered initial unit price, the number of common units issuable during the subordination period without a unitholder vote and the number of common units into which a subordinated unit is convertible if we combine our units into fewer units or subdivide our units into a greater number of units. In addition, if legislation is enacted or if existing law is modified or interpreted in a manner that causes us to become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, we will reduce the minimum quarterly distribution and the target distribution levels by multiplying the same by one minus the sum of the highest marginal federal corporate income tax rate that could apply and any increase in the effective overall state and local income tax rates. For example, if we became subject to a maximum marginal federal, and effective state and local, income tax rate of 38%, then the minimum quarterly distribution and the target distributions levels would each be reduced to 62% of their previous levels.


DISTRIBUTIONS OF CASH UPON LIQUIDATION

     If we dissolve in accordance with the partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and the general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

     The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of outstanding common units to a preference over the holders of outstanding subordinated units upon the liquidation of Shamrock Logistics, to the extent required to permit common unitholders to receive their unrecovered initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distribution on the common units. However, there may not be sufficient gain upon liquidation of Shamrock Logistics to enable the holder of common units to fully recover all of these amounts, even though there may be cash available for distribution to the holders of subordinated units. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights of the general partner.

     Manner of Adjustments for Gain. The manner of the adjustment is as provided in the partnership agreement. If our liquidation occurs before the end of the subordination period, we will allocate any gain, or unrealized gain attributable to assets distributed in kind, to the partners in the following manner:

     - First, to the general partner and the holders of units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;

     - Second, 98% to the common unitholders, pro rata, and 2% to the general partner, until the capital account for each common unit is equal to the sum of:

      (1) the unrecovered initial unit price for that common unit; plus

      (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs; plus

      (3) any unpaid arrearages in payment of the minimum quarterly distribution on that common unit;

     - Third, 98% to the subordinated unitholders, pro rata, and 2% to the general partner, until the capital account for each subordinated unit is equal to the sum of:

      (1) the unrecovered initial unit price on that subordinated unit; and

      (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

     - Fourth, 90% to all unitholders, pro rata, 8% to the holders of the incentive distribution rights, and 2% to the general partner, until there has been allocated under this paragraph an amount per unit equal to:

      (1) the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less

      (2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the first target distribution per unit that was distributed 90% to the units, pro rata, and 10% to the general partner for each quarter of our existence;

     - Fifth, 75% to all unitholders, pro rata, 23% to the holders of the incentive distribution rights, and 2% to the general partner, until there has been allocated under this paragraph an amount per unit equal to:

      (1) the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less

      (2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the second target distribution per unit that was distributed 75% to the units, pro rata, 23% to the holders of the incentive distribution rights, and 2% to the general partner for each quarter of our existence; and

     - Thereafter, 50% to all unitholders, pro rata, 48% to the holders of the incentive distribution rights and 2% to the general partner.

     If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that clause (3) of the second bullet point above and all of the third bullet point above will no longer be applicable.

     Manner of Adjustments for Losses. Upon our liquidation, we will generally allocate any loss to the general partner and the unitholders in the following manner:

     - First, 98% to holders of subordinated units in proportion to the positive balances in their capital accounts and 2% to the general partner, until the capital accounts of the holders of the subordinated units have been reduced to zero;

     - Second, 98% to the holders of common units in proportion to the positive balances in their capital accounts and 2% to the general partner, until the capital accounts of the common unitholders have been reduced to zero; and

     - Thereafter, 100% to the general partner.

     If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that all of the first bullet point above will no longer be applicable.

     Interim Adjustments to Capital Accounts. We will make interim adjustments to capital accounts at the time we issue additional interests in Shamrock Logistics or make distributions of property. These adjustments will be based on the fair market value of the interests or the property distributed. We will allocate any gain or loss resulting from the adjustments to the unitholders and the general partner in the same manner as gain or loss is allocated upon liquidation. If positive interim adjustments are made to the capital accounts, we will allocate any later negative adjustments to the capital accounts resulting from the issuance of additional Shamrock Logistics' interests, our distributions of property or upon our liquidation, in a manner which results, to the extent possible, in the capital account balances of the general partner equaling the amount that would have been the general partner's capital account balances if earlier positive adjustments to the capital accounts had not been made.

                        CASH AVAILABLE FOR DISTRIBUTION


     We believe that based on the amount of working capital that we expect to have at the time we commence operations and our ability to borrow working capital funds under the revolving credit facility, we will have sufficient available cash from operating surplus to allow us to make the full minimum quarterly distribution on all the outstanding units for each quarter through December 31, 2001.


     Assumptions. Our belief is based on the following assumptions:


     - The tariff rates we charge will not decline from the tariff rates in effect on January 1, 2000.



     - The average daily throughput in our pipelines and terminals will increase at least 1% annually based on increasing consumer demand for refined products. In addition, we expect to transport, on behalf of Ultramar Diamond Shamrock, a higher percentage of refined products over longer, higher tariff pipelines as a result of expected increasing demand for refined products in growing market areas such as Denver, Colorado, Laredo, Texas, and Tucson and Phoenix, Arizona (through the McKee to El Paso refined product pipeline).



     - General and administrative expenses, which include the annual administrative fee of $5.2 million to be paid to Ultramar Diamond Shamrock and its affiliates for reimbursement of the overhead and administrative expenses incurred by them on our behalf, will increase by approximately 1.5% annually. In addition, we will incur additional general and administrative expenses of approximately $1.5 million annually as a result of being a publicly held company. These additional expenses include the cost of tax return preparation, annual and quarterly reports to unitholders, audit fees, investor relations and registrar and transfer agent fees.



     - We will incur additional interest expenses of approximately $5.2 million annually as a result of our borrowings under the revolving credit facility at closing, assuming that the underwriters' over-allotment option is not exercised. This interest expense will be in addition to the interest expense of approximately $700,000 incurred on the $10.8 million indebtedness owed to the Port of Corpus Christi Authority.



     - Operating expenses, such as payroll, utilities, maintenance and insurance, including the direct expenses to be reimbursed to Ultramar Diamond Shamrock and its affiliates which totaled $7.8 million in 1999 on a pro forma basis, will increase in the aggregate by approximately 3% annually.



     - Ad valorem taxes and depreciation and amortization expense will not change significantly from the annualized levels incurred in the first six months of 2000.



     - No material accidents or other events will occur that disrupt our pipelines, terminalling, or storage facilities or pipelines with which they have significant interconnections.



     - Market, regulatory, and overall economic conditions will not change substantially. Although we are not directly exposed to any risks associated with fluctuating commodities prices, these risks will indirectly influence our results of operations.



Our assumptions above do not include the exercise of the options to purchase the Wichita Falls to McKee crude oil pipeline and storage facility, the Ringgold crude oil storage facility or the Laredo to Nuevo Laredo refined products pipeline, which we do not intend to exercise until late 2001 and early 2002. Furthermore, incremental cash flow from these expansion projects is expected to increase our ability to make the minimum quarterly distributions, even after consideration of additional debt service costs.

     Although we believe our assumptions are within a range of reasonableness, whether the assumptions are realized is not within our control or the control of our general partner and cannot be predicted with any degree of certainty. If our assumptions are not realized, the actual available cash from operating surplus that we generate could be substantially less than that currently expected and could, therefore, be insufficient to permit us to make cash distributions at the levels described above. Accordingly, we may not be able to make distributions of the minimum quarterly distribution or any other amounts.

     Shamrock Logistics' Pro Forma Available Cash. The amount of available cash from operating surplus we need to pay the minimum quarterly distribution for one quarter and for four quarters on the common units, the subordinated units, and the general partner interest to be outstanding immediately after the transactions is approximately:

                                                                ONE       FOUR
                                                              QUARTER   QUARTERS
                                                              -------   --------
                                                                (in thousands)
Common Units................................................  $ 5,039   $20,158
  Related General Partner Distributions.....................      103       412

Subordinated Units..........................................    5,400    21,598
  Related General Partner Distributions.....................      110       441
                                                              -------   -------
          Total.............................................  $10,652   $42,609
                                                              =======   =======

     The amount of available cash needed to pay the minimum quarterly distribution for four quarters on the common units, the subordinated units, and the general partner interests to be outstanding immediately after the offering is approximately $42.6 million. If we had completed the transactions contemplated in this prospectus on January 1, 1999, pro forma available cash from operating surplus generated during 1999, as adjusted to reflect our current tariff rates, would have been approximately $50.8 million, as shown on Appendix
D. If we had completed the transactions on July 1, 1999, the amount of pro forma available cash from operating surplus generated for the twelve months ended June 30, 2000, as adjusted to reflect our current tariff rates, would have been $49.7 million. If we had completed the transactions on January 1, 2000, the amount of pro forma available cash from operating surplus generated for the six months ended June 30, 2000, as adjusted to reflect our current tariff rates, would have been $22.5 million. These amounts would have been sufficient in each case to allow us to pay the full minimum quarterly distribution on the common units, the subordinated units, and the related distribution on the general partner interest during all these periods. These amounts do not include approximately $1.5 million of incremental general and administrative expenses that we expect to incur annually as a result of being a public entity.

     We derived the amounts of pro forma available cash from operating surplus shown above from our pro forma financial statements in the manner described in Appendix D. The pro forma adjustments are based upon currently available information and specific estimates and assumptions. The pro forma financial statements do not purport to present our results of operations had the transactions contemplated in this prospectus actually been completed as of the dates indicated. Furthermore, available cash from operating surplus as defined in the partnership agreement is a cash accounting concept, while our pro forma financial statements have been prepared on an accrual basis. As a result, the amount of pro forma available cash from operating surplus should only be viewed as a general indication of the amount of available cash from operating surplus that we might have generated had Shamrock Logistics been formed in earlier periods. For definitions of available cash and operating surplus, please read the glossary.

                 SELECTED HISTORICAL AND OPERATING DATA OF THE
           ULTRAMAR DIAMOND SHAMROCK LOGISTICS BUSINESS AND PRO FORMA
               FINANCIAL AND OPERATING DATA OF SHAMROCK LOGISTICS

     The following tables set forth selected historical financial and operating data of the Ultramar Diamond Shamrock logistics business and pro forma financial and operating data of Shamrock Logistics, in each case for the periods and as of the dates indicated. The selected historical financial data set forth below for the Ultramar Diamond Shamrock logistics business as of and for the years ended December 31, 1996, 1997, 1998, and 1999 is derived from the audited financial statements of the Ultramar Diamond Shamrock logistics business. The selected historical financial data below as of and for the year ended December 31, 1995 and as of and for the six months ended June 30, 1999 and 2000 is derived from the unaudited financial statements of the Ultramar Diamond Shamrock logistics business.

     The pro forma financial statements of Shamrock Logistics give pro forma effect to the transfer of the Ultramar Diamond Shamrock logistics business described in this prospectus to Shamrock Logistics Operations and the related transactions as described more fully in the notes to the pro forma financial statements. The summary pro forma financial and operating data presented below as of and for the year ended December 31, 1999 and as of and for the six months ended June 30, 2000 is derived from the unaudited pro forma financial statements. The pro forma balance sheet data assumes that the offering and the related transactions occurred as of June 30, 2000 and the pro forma statement of income data assumes the offering and the related transactions occurred on January 1, 1999 and 2000, respectively.

     The historical and pro forma financial statements, prior to 2000, included in the prospectus have been prepared utilizing the historical pipeline tariff rates and terminalling fees in effect during the periods presented. The historical tariff rates were based on initial pipeline cost and were not revised upon subsequent expansions or increases or decreases in throughput levels. As a result, the Ultramar Diamond Shamrock logistics business filed revised tariff rates on many of its crude oil and refined product pipelines to reflect the total cost of the pipeline, the current throughput capacity, the current throughput utilization, and other market conditions. The revised tariff rates were implemented effective January 1, 2000 and resulted in lower revenues. Prior to 1999, the Ultramar Diamond Shamrock logistics business did not charge a separate terminalling fee for terminalling services at its refined product terminals. Terminalling revenues were recognized based on total costs incurred at the terminals. These costs were charged back to the related refinery. Beginning January 1, 1999, the Ultramar Diamond Shamrock logistics business began to charge a separate terminalling fee at its refined product terminals.

     The historical and pro forma financial statements included in this prospectus for periods prior to January 1, 2000 do not reflect the revised tariff rates, and the historical financial statements for periods prior to January 1, 1999 do not reflect the establishment of terminalling fees effective January 1, 1999. However, in the tables below we have included a pro forma as adjusted column presenting information for the year ended December 31, 1999 giving effect to the formation of Shamrock Logistics and the consummation of this offering and related transactions, adjusted to reflect the revised tariff rates, and an as adjusted column for the six months ended June 30, 1999 to give effect to the revised tariff rates.

     We define Adjusted EBITDA as operating income, less gain on sale of property, plant, and equipment, plus depreciation and amortization, plus distributions from Skelly-Belvieu Pipeline Company, of which we own 50%, and excluding the impact of volumetric expansions, contractions, and measurement discrepancies in our pipelines. Any future impact of these exclusions will be borne by the shippers in our pipelines and will therefore not be reflected in operating income. Adjusted EBITDA provides additional information for evaluating our ability to make the minimum quarterly distribution and is presented solely as a supplemental measure. You should not consider Adjusted EBITDA as an alternative to net income, income before income taxes, cash flows from operations, or any other measure of financial performance presented in accordance with generally accepted accounting principles. Our Adjusted EBITDA may not be comparable to EBITDA or similarly titled measures of other entities as other entities may not calculate EBITDA in the same manner as we do. Excluded from Adjusted EBITDA is the impact of volumetric expansions, contractions, measurement discrepancies in our pipelines of a $250,000 loss in 1995, a $838,000 loss in 1996, a $1,647,000 loss in 1997, a $555,000 loss in
1998, a $378,000 loss in 1999, a $359,000 gain in the first six months of 1999 and a $916,000 loss in the first six months of 2000.

     Maintenance capital expenditures represent capital expenditures to replace partially or fully depreciated assets to maintain the existing operating capacity of existing assets and extend their useful lives. Expansion capital expenditures represent capital expenditures to expand our operating capacity of existing assets, whether through construction or acquisition. Repair and maintenance expenses associated with existing assets that are minor in nature and do not extend the useful life of existing assets are charged to operating expenses as incurred. The capital expenditure amounts in the following table exclude the capital expenditures relating to our interest in the Skelly-Belvieu Pipeline Company, which have totaled approximately $275,000 for the past five years.


     Use of the term throughput in this prospectus generally refers to the crude oil or refined product barrels, as applicable, that pass through each pipeline, even if those barrels also are transported in another of our pipelines for which we received a separate tariff. In the case of four pipelines, the pipeline transports barrels relating to two tariff rates, one of which begins at this pipeline's origin and ends at this pipeline's destination, and one of which is a longer tariff route with an origin or destination in another pipeline of ours which connects to this pipeline. Throughput for those pipelines reflect only the barrels subject to the tariff route beginning at the pipeline's origin and ending at the pipeline's destination. To accurately determine the actual capacity utilization of those pipelines, as well as aggregate capacity utilization, all barrels passing through the pipelines have been taken into account for purposes of calculating capacity utilization.


     The pro forma financial information adjusts the historical financial information to give effect to the formation of Shamrock Logistics and the completion of this offering and related transactions. The pro forma as adjusted financial information further adjusts the pro forma information to give effect to the revised tariff rates. The as adjusted financial information adjusts the historical financial information to give effect to the revised tariff rates.

     The following tables are derived from, should be read together with, and are qualified in their entirety by reference to the historical and pro forma financial statements and the accompanying notes included elsewhere in this prospectus. This table should also be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations." The amounts in the tables below, except for the operating data, the per unit data, and barrel information, are in thousands.

                                                                                                    YEAR ENDED
                                                                                                 DECEMBER 31, 1999
                                                     YEAR ENDED DECEMBER 31,                  -----------------------
                                       ----------------------------------------------------                PRO FORMA
                                         1995       1996     1997(1)      1998       1999     PRO FORMA   AS ADJUSTED
                                         ----       ----     -------      ----       ----     ---------   -----------
                                                                                                    (unaudited)
STATEMENT OF INCOME DATA:
Revenues.............................  $ 46,375   $ 71,421   $ 84,881   $ 97,883   $109,773   $109,773     $ 87,881
Operating costs and expenses:
  Operating expenses.................    18,066     26,743     24,042     28,027     24,248     24,248       24,248
  General and administrative
    expenses.........................     4,358      4,724      4,761      4,552      4,698      4,698        4,698
  Depreciation and amortization......     6,573      9,879     11,328     12,451     12,318     12,318       12,318
  Taxes other than income taxes......     1,963      3,530      4,235      4,152      4,765      4,765        4,765
                                       --------   --------   --------   --------   --------   --------     --------
        Total operating costs and
          expenses...................    30,960     44,876     44,366     49,182     46,029     46,029       46,029
Gain on sale of property, plant and
  equipment(2).......................        --         --         --      7,005      2,478      2,478        2,478
                                       --------   --------   --------   --------   --------   --------     --------
Operating income.....................    15,415     26,545     40,515     55,706     66,222     66,222       44,330
Interest expense.....................        --         --       (158)      (796)      (777)    (5,939)      (5,939)
Equity income from Skelly-Belvieu....     3,184      2,990      3,025      3,896      3,874      3,874        3,874
                                       --------   --------   --------   --------   --------   --------     --------
Income before income taxes...........    18,599     29,535     43,382     58,806     69,319     64,157       42,265
  Provision for income taxes.........    (7,086)   (11,253)   (16,559)   (22,517)   (26,521)        --           --
                                       --------   --------   --------   --------   --------   --------     --------
Net income...........................  $ 11,513   $ 18,282   $ 26,823   $ 36,289   $ 42,798   $ 64,157     $ 42,265
                                       ========   ========   ========   ========   ========   ========     ========
Pro forma net income per unit........                                                         $   3.61     $   2.38
                                                                                              ========     ========
Pro forma weighted average limited
  partners' units outstanding........                                                           17,399       17,399
                                                                                              ========     ========
OTHER FINANCIAL DATA:
Adjusted EBITDA......................  $ 26,344   $ 40,413   $ 57,499   $ 65,399   $ 80,678   $ 80,678     $ 58,786
Distributions from Skelly-Belvieu....     4,106      3,151      4,009      3,692      4,238      4,238        4,238
Net cash provided by operating
  activities.........................    19,355     28,652     44,731     44,950     49,977
Net cash provided by (used in)
  investing activities...............   (74,775)   (42,409)   (52,141)    18,395      6,865
Net cash provided by (used in)
  financing activities...............    55,420     13,757      7,410    (63,345)   (56,842)
Maintenance capital expenditures.....     3,407      3,745        633      2,345      2,060      2,060        2,060
Expansion capital expenditures.......    75,474     41,815     12,359      9,952      7,313      7,313        7,313
        Total capital expenditures...    78,881     45,560     12,992     12,297      9,373      9,373        9,373
OPERATING DATA:
Crude oil pipeline throughput
  (barrels/day)......................   152,681    169,960    296,599    279,140    288,053    288,053      288,053
Refined product pipeline throughput
  (barrels/day)......................   190,649    216,954    263,210    274,409    302,390    302,390      302,390
Refined product terminal throughput
  (barrels/day)......................   109,506    131,504    136,454    144,093    161,340    161,340      161,340

                                                                                  DECEMBER 31,
                                                              ----------------------------------------------------
                                                                1995       1996     1997(1)      1998       1999
                                                                ----       ----     -------      ----       ----
BALANCE SHEET DATA:
Net property, plant, and equipment..........................  $243,076   $280,084   $319,169   $297,121   $284,954
Total assets................................................   262,032    300,011    346,082    321,002    308,213
Long-term debt, including current portion...................    12,000     12,000     11,738     11,455     11,102
Net parent investment/partners' equity......................   227,364    260,731    295,403    268,497    254,806

---------------

(1) On September 25, 1997, Ultramar Diamond Shamrock acquired Total Petroleum (North America) Ltd. in a purchase business combination. The purchase price was allocated to the various assets (including three refineries, 550 convenience stores and various crude oil and refined product pipeline and storage assets) and liabilities acquired based on their fair value. The acquired assets included in the Ultramar Diamond Shamrock logistics business consist of pipelines and a crude oil storage facility serving the Ardmore refinery, which were allocated $43,158,000 of the purchase price, including $5,994,000 of goodwill. The results of operations of the crude oil and refined product pipelines and the crude oil storage facility serving the Ardmore refinery have been included from the date of acquisition.

(2) In March 1998, the Ultramar Diamond Shamrock logistics business recognized a gain on the sale of a 25% interest in the McKee to El Paso refined product pipeline and the El Paso refined product terminal to Phillips Petroleum Company. In August 1999, the Ultramar Diamond Shamrock logistics business recognized a gain on the sale of an additional 8.33% interest in the McKee to El Paso refined product pipeline and terminal to Phillips Petroleum Company.

                                                                                       SIX MONTHS ENDED
                                                                  SIX MONTHS               JUNE 30,
                                                                     ENDED             ----------------
                                                                   JUNE 30,            1999         2000
                                                              -------------------       AS           PRO
                                                                1999       2000      ADJUSTED       FORMA
                                                                ----       ----      --------       -----
                                                                               (unaudited)
STATEMENT OF INCOME DATA:
Revenues....................................................  $ 52,487   $ 44,503    $ 42,790     $ 44,503
Operating costs and expenses:
  Operating expenses........................................    11,209     15,458      11,209       15,458
  General and administrative expenses.......................     2,349      2,590       2,349        2,590
  Depreciation and amortization.............................     6,398      6,336       6,398        6,336
  Taxes other than income taxes.............................     2,469      2,454       2,469        2,454
                                                              --------   --------    --------     --------
        Total operating costs and expenses..................    22,425     26,838      22,425       26,838
                                                              --------   --------    --------     --------
Operating income............................................    30,062     17,665      20,365       17,665
  Interest expense..........................................      (446)      (433)       (446)      (3,014)
  Equity income from Skelly-Belvieu.........................     1,666      1,926       1,666        1,926
                                                              --------   --------    --------     --------
Income before income taxes..................................    31,282     19,158      21,585       16,577
  Provision for income taxes................................   (12,033)    (7,405)     (8,303)          --
                                                              --------   --------    --------     --------
Net income..................................................  $ 19,249   $ 11,753    $ 13,282     $ 16,577
                                                              ========   ========    ========     ========
Pro forma net income per unit...............................                                      $   0.93
                                                                                                  ========
Pro forma weighted average limited partners' units
  outstanding...............................................                                        17,399
                                                                                                  ========
OTHER FINANCIAL DATA:
Adjusted EBITDA.............................................  $ 37,810   $ 27,223    $ 28,113     $ 27,223
Distributions from Skelly-Belvieu...........................     1,709      2,306       1,709        2,306
Net cash provided by operating activities...................    25,811     18,321
Net cash used in investing activities.......................    (3,095)    (2,579)
Net cash used in financing activities.......................   (22,716)   (15,742)
Maintenance capital expenditures............................     1,521      1,699       1,521        1,699
Expansion capital expenditures..............................     3,283      3,186       3,283        3,186
        Total capital expenditures..........................     4,804      4,885       4,804        4,885
OPERATING DATA:
Crude oil pipeline throughput (barrels/day).................   290,470    299,525     290,470      299,525
Refined product pipeline throughput (barrels/day)...........   297,131    317,752     297,131      317,752
Refined product terminal throughput (barrels/day)...........   156,256    168,433     156,256      168,433
BALANCE SHEET DATA:
Net property, plant and equipment...........................  $295,676   $283,652                 $283,652
Total assets................................................   319,463    306,119                  311,544
Long-term debt, including current portion...................    11,149    118,494                   74,536
Net parent investment/partners' equity......................   265,336    143,425                  233,532

IMPACT OF TARIFF RATE AND TERMINALLING REVENUE CHANGES

  TARIFF RATE CHANGES

     The following tables reflect the overall impact, if any, to revenues of the revised tariff rates using historical throughput barrels, including the impact, if any, on each of our principal crude oil and refined product pipelines. The amounts in the tables below are in thousands. As adjusted revenue amounts are unaudited.

                                                                   YEAR ENDED DECEMBER 31, 1999
                                                              --------------------------------------
                                                              HISTORICAL   AS ADJUSTED   (DECREASE)
                                                               REVENUES     REVENUES     OR INCREASE
                                                              ----------   -----------   -----------
Crude Oil Pipelines:
  Corpus Christi to Three Rivers............................   $  7,479      $10,884      $  3,405
  Wasson to Ardmore(1) (both pipelines).....................         --        2,534         2,534
  Ringgold to Wasson(1).....................................         --        3,591         3,591
  Dixon to McKee............................................      3,243        2,244          (999)
  Other crude oil pipelines(1)..............................      2,209        3,348         1,139
                                                               --------      -------      --------
         Total crude oil pipelines..........................     12,931       22,601         9,670
                                                               --------      -------      --------
Refined Product Pipelines(2):
  McKee to Colorado Springs to Denver.......................     12,796       12,580          (216)
  McKee to El Paso..........................................     42,563       13,855       (28,708)
  Amarillo to Albuquerque...................................      3,811        3,811            --
  Ardmore to Wynnewood......................................      4,882        4,882            --
  Three Rivers to Laredo....................................      7,293        2,762        (4,531)
  Three Rivers to San Antonio...............................      2,121        2,730           609
  McKee to Amarillo (both pipelines) to Abernathy...........      2,989        2,989            --
  McKee to Denver (Phillips)................................      2,769        2,769            --
  Other refined product pipelines...........................      2,380        3,664         1,284
                                                               --------      -------      --------
         Total refined product pipelines....................     81,604       50,042       (31,562)
Refined Product Terminals...................................     15,238       15,238            --
                                                               --------      -------      --------
         Total pipelines and terminals......................   $109,773      $87,881      $(21,892)
                                                               ========      =======      ========

                                                                  SIX MONTHS ENDED JUNE 30, 1999
                                                              --------------------------------------
                                                              HISTORICAL   AS ADJUSTED   (DECREASE)
                                                               REVENUES     REVENUES     OR INCREASE
                                                              ----------   -----------   -----------
Crude Oil Pipelines:
  Corpus Christi to Three Rivers............................   $  3,777      $ 5,467      $  1,690
  Wasson to Ardmore(1) (both pipelines).....................         --        1,213         1,213
  Ringgold to Wasson(1).....................................         --        2,106         2,106
  Dixon to McKee............................................      1,620        1,138          (482)
  Other crude oil pipelines(1)..............................        937        1,727           790
                                                               --------      -------      --------
         Total crude oil pipelines..........................      6,334       11,651         5,317
                                                               --------      -------      --------
Refined Product Pipelines(2):
  McKee to Colorado Springs to Denver.......................      6,534        6,270          (264)
  McKee to El Paso..........................................     19,930        6,412       (13,518)
  Amarillo to Albuquerque...................................      1,881        1,881            --
  Ardmore to Wynnewood......................................      2,162        2,162            --
  Three Rivers to Laredo....................................      3,539        1,341        (2,198)
  Three Rivers to San Antonio...............................      1,082        1,393           311
  McKee to Amarillo (both pipelines) to Abernathy...........      1,344        1,344            --
  McKee to Denver (Phillips)................................      1,382        1,382            --
  Other refined product pipelines...........................      1,178        1,833           655
                                                               --------      -------      --------
         Total refined product pipelines....................     39,032       24,018       (15,014)
Refined Product Terminals...................................      7,121        7,121            --
                                                               --------      -------      --------
         Total pipelines and terminals......................   $ 52,487      $42,790      $ (9,697)
                                                               ========      =======      ========

---------------

(1) Tariff revenues were not recognized for the Ardmore crude oil pipelines prior to 2000, because the Ultramar Diamond Shamrock logistics business did not charge Ultramar Diamond Shamrock for the transportation of crude oil to the Ardmore refinery. Had the Ultramar Diamond Shamrock logistics business charged for these services, revenues would have increased $6,377,000 for the year ended December 31, 1999 and $3,364,000 for the six months ended June 30, 1999, using revised tariff rates multiplied by the historical throughput barrels.

(2) The tariff rates for the Skellytown to Mont Belvieu refined product pipeline, which is owned by Skelly-Belvieu Pipeline Company, of which we own 50% and account for under the equity method, were not revised.

  TERMINALLING REVENUE CHANGES

     Prior to 1999, the Ultramar Diamond Shamrock logistics business did not charge a separate terminalling fee for terminalling services at its refined product terminals. Terminalling revenues were recognized based on total costs incurred at the terminals, which costs were charged back to the related refinery. Beginning January 1, 1999, the Ultramar Diamond Shamrock logistics business began to charge a separate terminalling fee at its refined product terminals.

     The terminalling fee was established at a rate that the Ultramar Diamond Shamrock logistics business believes is competitive with the rate charged by other companies for terminalling similar refined products. Because the newly established terminalling fee includes a profit margin, terminalling revenues have increased as reflected in the table below. The increase in terminalling revenue in the table below is determined using the historical throughput barrels for all the refined product terminals multiplied by the terminalling fee, less the historical terminalling revenue recognized.

  SUMMARY OF REVENUE CHANGES

     If the revised tariff rates and the terminalling fee had been implemented effective January 1, 1997, historical revenues, operating income, net income and Adjusted EBITDA would have been as follows for the periods presented. The revised tariff rates and terminalling fee were in effect during 2000. Therefore, no adjustment was necessary for the six months ended June 30, 2000. The pro forma net income as adjusted and the pro forma net income as adjusted per limited partner unit is based on the pro forma ownership interest expected to be outstanding at the closing of the offering. The general partner interest is expected to be 2% and limited partners' interest is expected to be 98%, consisting of the 17,398,644 outstanding common and subordinated units. The amounts in the table below are unaudited and, except for per unit data, are in thousands.


                                                                                          SIX MONTHS
                                                                                            ENDED
                                                            YEAR ENDED DECEMBER 31,        JUNE 30,
                                                         ------------------------------   ----------
                                                           1997       1998       1999        1999
                                                           ----       ----       ----        ----
Revenues -- historical.................................  $ 84,881   $ 97,883   $109,773    $52,487
  Decrease in tariff revenues..........................   (16,197)   (17,067)   (21,892)    (9,697)
  Increase in terminalling revenues....................     1,778      1,649         --         --
                                                         --------   --------   --------    -------
    Net decrease.......................................   (14,419)   (15,418)   (21,892)    (9,697)
                                                         --------   --------   --------    -------
Revenues -- as adjusted................................  $ 70,462   $ 82,465   $ 87,881    $42,790
                                                         ========   ========   ========    =======
Operating income -- historical.........................  $ 40,515   $ 55,706   $ 66,222    $30,062
  Net decrease.........................................   (14,419)   (15,418)   (21,892)    (9,697)
                                                         --------   --------   --------    -------
Operating income -- as adjusted........................  $ 26,096   $ 40,288   $ 44,330    $20,365
                                                         ========   ========   ========    =======
Net income -- historical...............................  $ 26,823   $ 36,289   $ 42,798    $19,249
  Net decrease, net of income taxes....................    (8,914)    (9,514)   (13,516)    (5,967)
                                                         --------   --------   --------    -------
Net income -- as adjusted..............................  $ 17,909   $ 26,775   $ 29,282    $13,282
                                                         ========   ========   ========    =======
Adjusted EBITDA -- historical..........................  $ 57,499   $ 65,399   $ 80,678    $37,810
  Net decrease.........................................   (14,419)   (15,418)   (21,892)    (9,697)
                                                         --------   --------   --------    -------
Adjusted EBITDA -- as adjusted(1)......................  $ 43,080   $ 49,981   $ 58,786    $28,113
                                                         ========   ========   ========    =======
Pro forma minimum quarterly distributions..............  $ 42,609   $ 42,609   $ 42,609    $21,304
                                                         ========   ========   ========    =======
Pro forma net income as adjusted
  Limited partners.....................................  $ 23,325   $ 37,461   $ 41,420    $18,624
  General partner......................................       476        765        845        380
                                                         --------   --------   --------    -------
         Total.........................................  $ 23,801   $ 38,226   $ 42,265    $19,004
                                                         ========   ========   ========    =======
Pro forma net income as adjusted per limited partner
  units................................................  $   1.34   $   2.15   $   2.38    $  1.07
                                                         ========   ========   ========    =======


---------------


(1) Adjusted EBITDA as adjusted is greater than the pro forma minimum quarterly distributions for the year ended December 31, 1998 which is due to the additional earnings generated from the Ardmore pipelines acquired on September 25, 1997 and the additional earnings generated from the Colorado Springs to Denver refined product pipeline completed in 1997. Adjusted EBITDA as adjusted over the pro forma minimum quarterly distributions for the year ended December 31, 1999 and the six months ended June 30, 1999 as compared to the year ended December 31, 1998 is due to increased throughput in the pipelines and terminals in 1999 as compared to 1998.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following discussion of the financial condition and results of operations for the Ultramar Diamond Shamrock logistics business should be read in conjunction with the historical financial statements of the Ultramar Diamond Shamrock logistics business and the pro forma financial statements of Shamrock Logistics included elsewhere in this prospectus. For more detailed information regarding the basis of presentation for the following information, see the notes to the historical and pro forma financial statements.

INTRODUCTION

     Shamrock Logistics owns and operates crude oil and refined product pipeline, terminalling, and storage assets that support Ultramar Diamond Shamrock's refining and marketing operations located in Texas, Oklahoma, Colorado, New Mexico, and Arizona.

     Historically, these pipeline, terminalling, and storage assets have been owned by several wholly-owned subsidiaries, partnerships, and joint ventures of Ultramar Diamond Shamrock. Effective July 1, 2000, Ultramar Diamond Shamrock transferred the assets and liabilities of the Ultramar Diamond Shamrock logistics business to Shamrock Logistics Operations by asset conveyances and mergers.

     The assets and liabilities and related operations transferred to us are referred to as the Ultramar Diamond Shamrock logistics business. The historical financial statements included in this prospectus reflect the assets and liabilities and related operations of the Ultramar Diamond Shamrock logistics business. Ultramar Diamond Shamrock retained selected assets described in more detail under "Business -- Assets Retained by Ultramar Diamond Shamrock" including refined product pipelines and terminals which have experienced declining profitability over the last several years, crude oil gathering pipelines originating in older crude oil producing fields, and several assets we have the option to buy when their construction or expansion is completed. Please read "Business -- Recently Completed and Planned Expansion Projects -- Planned Expansion Projects" for a description of these assets and our options to buy them. These retained assets have been excluded from the Ultramar Diamond Shamrock logistics business.

OVERVIEW

     The pipeline, terminalling, and storage operations of the Ultramar Diamond Shamrock logistics business have historically supported the refining and marketing operations of Ultramar Diamond Shamrock and its affiliates. The operations of the Ultramar Diamond Shamrock logistics business provide crude oil storage and transportation services and refined product transportation and terminalling services for three of Ultramar Diamond Shamrock's refineries. These refineries are the McKee refinery near Amarillo, Texas, the Three Rivers refinery near San Antonio, Texas, and the Ardmore refinery near Ardmore, Oklahoma. The McKee, Three Rivers, and Ardmore refineries have total throughput capacities of 170,000, 98,000, and 85,000 barrels per day, respectively. These refineries transport their refined product primarily to markets in Texas, Colorado, Oklahoma, New Mexico, and Arizona and the refined products are distributed primarily through the extensive retail system of Ultramar Diamond Shamrock in the southwestern and Rocky Mountain regions of the United States. For the year ended December 31, 1999 and the six months ended June 30, 2000, the Ultramar Diamond Shamrock logistics business derived approximately 99% of its revenue from Ultramar Diamond Shamrock and its affiliates. The remaining portion of revenue is derived from our transportation of refined products for third parties over our Amarillo to Albuquerque and Amarillo to Abernathy refined product pipelines.

     The Ultramar Diamond Shamrock logistics business historically has derived, and Shamrock Logistics will derive, substantially all of its revenue from pipeline tariff revenue and fees for terminalling services received for the transportation of crude oil and refined products, and terminalling revenue as refined products are moved into the refined product terminals. The Ultramar Diamond Shamrock logistics business does not, and Shamrock Logistics will not, receive any separate revenues for the crude oil storage facility operations, as the cost of these services is incorporated in the crude oil pipeline tariff rate. Assuming the revised tariff rates had been in effect on January 1, 1999, revenues for both the year ended December 31, 1999 and the six months ended June 30, 2000 were generated 26% from the crude oil pipelines and storage assets, 57% from the refined product pipelines and 17% from our terminalling assets.

     A separate pipeline tariff rate is established for each pipeline or, in the case of pipelines with multiple origination or destination points, tariff rates are established for transportation to and from multiple origination or destination points. The customer is charged the tariff rate for each barrel transported through the pipeline, or in the case of pipelines with multiple tariffs, for the barrels transported on the applicable tariff route for a customer. For example, on the McKee to Colorado Springs to Denver pipeline, separate tariffs have been established depending upon whether the ultimate destination of the refined products transported from the McKee refinery is Colorado Springs or Denver.

     Except for the discussion related to revenues for the six-month period ended June 30, 2000, which reflect the revised tariff rates, the following discussion is based on the historical operating results of the Ultramar Diamond Shamrock logistics business and, accordingly, the operating results reflect the historical tariff rates and terminalling fees in effect during the periods discussed. We have revised our pipeline tariff rates on many of our pipelines effective January 1, 2000 to reflect the total cost of the pipeline, the current throughput capacity, the current throughput utilization, and other market conditions. We also began charging a terminalling fee for terminalling services at our refined product terminals effective January 1, 1999. Prior to 1999, the Ultramar Diamond Shamrock logistics business did not charge a separate terminalling fee at its refined product terminals. Terminalling revenues were recognized based on total costs incurred at the terminals, which costs were charged back to the related refinery.

     Aside from the implementation of tariff rates on new pipelines and the revisions to tariff rates effective January 1, 2000, the only changes to tariff rates since January 1, 1995 have been annual decreases or increases related to inflation factor indexing, which decreases or increases were in each instance less than 2% annually.

     Operating costs and expenses we incur in the transportation and terminalling operations are typically fixed costs related to maintenance, insurance, control rooms, telecommunications, and pipeline field and support personnel. Some operating costs, such as fuel and power costs and utilities to run the various pump stations along the pipelines, fluctuate with throughput.

     Ultramar Diamond Shamrock allocates approximately 5% of its general and administrative expenses incurred in the United States to its pipeline, terminalling, and storage operations to cover costs of functions such as legal, accounting, treasury, engineering, information technology, and other corporate services. The 5% allocation has approximated $5 million annually for the past five years. A portion of the allocated general and administrative costs are passed on to partners, which jointly own some of the pipelines and terminals with the Ultramar Diamond Shamrock logistics business.

     Under a seven-year services agreement entered into in conjunction with this offering, Ultramar Diamond Shamrock will continue to provide general and administrative services discussed above for an annual administrative fee of $5,200,000. Our general partner, with approval and consent of the conflicts committee of its general partner, will have the right to increase the annual administrative fee by up to 1.5% each year, as further adjusted for inflation, and may agree to further increases in connection with expansions of our operations through the acquisition or construction of new logistics assets that require additional management personnel. In addition, Shamrock Logistics anticipates incurring additional general and administrative costs for tax return preparation, annual and quarterly reports to unitholders, investor relations, registrar and transfer agent fees, and other costs related to maintaining a separate publicly-held entity. These incremental costs are estimated at approximately $1,500,000 per year.

     The operating results of the Ultramar Diamond Shamrock logistics business are affected by factors affecting the business of Ultramar Diamond Shamrock, including refinery utilization rates, crude oil prices, the demand for and prices of refined products, and industry refining capacity. Please read "Risk Factors."

     The throughput of the refined products we transport is directly affected by the level of, and user demand for, refined products in the markets served directly or indirectly by our pipelines. Demand for gasoline in most markets peaks during the summer driving season, which extends from April to September, and declines during the fall and winter months. Demand for gasoline in the Arizona market, however, generally is higher in the winter months than summer months due to greater tourist activity and second home usage in the winter months. Historically, the Ultramar Diamond Shamrock logistics business has not experienced significant seasonal fluctuations in throughput due to the stable demand for refined products and the growing population base in the southwestern and Rocky Mountain regions of the United States.

RESULTS OF OPERATIONS -- SIX MONTHS ENDED JUNE 30, 1999 COMPARED TO SIX MONTHS ENDED JUNE 30, 2000

     The following table reflects throughput for each of our principal crude oil and refined product pipelines and the total throughput for all of our refined product terminals for the six months ended June 30, 1999 and 2000. The barrel volumes presented in the table below reflect only our ownership interest and are in thousands.

                                                                 SIX MONTHS
                                                                   ENDED
                                                                  JUNE 30,
                                                              ----------------
                                                               1999      2000
                                                               ----      ----
                                                                 (barrels)
Crude Oil Pipelines:
  Corpus Christi to Three Rivers............................  14,776    15,700
  Wasson to Ardmore (both pipelines)........................  12,614    13,694
  Ringgold to Wasson........................................   6,440     4,979
  Dixon to McKee............................................  11,312    11,626
Refined Product Pipelines:
  McKee to Colorado Springs to Denver.......................   4,450     4,030
  McKee to El Paso..........................................   9,206    11,436
  Amarillo to Albuquerque...................................   2,238     2,252
  Ardmore to Wynnewood......................................   9,598    10,114
  Three Rivers to Laredo....................................   2,612     2,970
  Three Rivers to San Antonio...............................   5,179     4,986
  McKee to Amarillo (both pipelines) to Abernathy...........   7,960     7,740
  McKee to Denver (Phillips)................................   1,976     2,169
Refined Product Terminals...................................  28,282    30,655

     The following table reflects the overall impact to revenues of the revised tariff rates using historical throughput barrels, including the impact on each of our principal crude oil and refined product pipelines, if any, for the six months ended June 30, 1999. The amounts in the table below are in thousands and are unaudited.

                                                              HISTORICAL   AS ADJUSTED    (DECREASE)
                                                               REVENUES     REVENUES      OR INCREASE
                                                              ----------   -----------   -------------
Crude Oil Pipelines:
  Corpus Christi to Three Rivers............................   $ 3,777       $ 5,467       $  1,690
  Wasson to Ardmore (1)(both pipelines).....................        --         1,213          1,213
  Ringgold to Wasson(1).....................................        --         2,106          2,106
  Dixon to McKee............................................     1,620         1,138           (482)
  Other crude oil pipelines(1)..............................       937         1,727            790
                                                               -------       -------       --------
         Total crude oil pipelines..........................     6,334        11,651          5,317
                                                               -------       -------       --------
Refined Product Pipelines:(2)
  McKee to Colorado Springs to Denver.......................     6,534         6,270           (264)
  McKee to El Paso..........................................    19,930         6,412        (13,518)
  McKee to Amarillo (both pipelines) to Abernathy...........     1,344         1,344             --
  McKee to Denver (Phillips)................................     1,382         1,382             --
  Amarillo to Albuquerque...................................     1,881         1,881             --
  Ardmore to Wynnewood......................................     2,162         2,162             --
  Three Rivers to Laredo....................................     3,539         1,341         (2,198)
  Three Rivers to San Antonio...............................     1,082         1,393            311
  Other refined product pipelines...........................     1,178         1,833            655
                                                               -------       -------       --------
         Total refined product pipelines....................    39,032        24,018        (15,014)
Refined Product Terminals...................................     7,121         7,121             --
                                                               -------       -------       --------
         Total pipelines and terminals......................   $52,487       $42,790       $ (9,697)
                                                               =======       =======       ========

---------------

(1) Tariff revenues were not recognized for the Ardmore refinery crude oil pipelines prior to 2000, because the Ultramar Diamond Shamrock logistics business did not charge Ultramar Diamond Shamrock for the transportation of crude oil to the Ardmore refinery.

(2) The tariff rates for the Skellytown to Mont Belvieu refined product pipeline, which is owned by Skelly-Belvieu Pipeline Company, of which we own 50% and account for under the equity method, were not revised.

     Revenues for the six months ended June 30, 2000 were $44,503,000 as compared to $52,487,000 for the six months ended June 30, 1999, a decrease of 15% or $7,984,000. Effective January 1, 2000, we implemented revised tariff rates on many of our pipelines, which resulted in the lower revenues being recognized in the first six months of 2000 as compared to the first six months of 1999. Adjusting the revenues for the six months ended June 30, 1999 using the newly established tariff rates and the historical throughput barrels results in revised revenues of $42,790,000. On a comparative basis, revenues increased $1,713,000 or 4%. The following discussion is based on a comparison of the adjusted revenues for the six months ended June 30, 1999 and the actual revenues for the six months ended June 30, 2000:

     - revenues generated from the refined product terminals were $7,725,000 for the six months ended June 30, 2000 as compared to $7,121,000 for the six months ended June 30, 1999 due to a combined 8% increase in throughput at the various terminals;

     - revenues for the McKee to El Paso refined product pipeline increased $1,416,000 due to a 24% increase in throughput barrels, resulting from higher refined product demand in El Paso and the Arizona market and temporary refinery disruptions on the West Coast;

     - revenues for McKee to Colorado Springs to Denver refined product pipeline decreased $710,000 in the first six months of 2000 as compared to the first six months of 1999 due to a 9% decline in throughput barrels. A temporary decline in demand in the Denver market resulted in Ultramar Diamond Shamrock shipping fewer barrels to the Colorado market and instead shipping greater quantities through the McKee to El Paso refined product pipeline. As the summer driving season began in June 2000, the throughput volumes began increasing over prior year levels in the McKee to Colorado Springs to Denver refined product pipeline;

     - revenues increased $341,000 for the Corpus Christi to Three Rivers crude oil pipeline due to a 6% increase in throughput barrels. During the first six months of 2000, Ultramar Diamond Shamrock increased production at the Three Rivers refinery to meet the growing demand in south Texas;

     - revenues generated from the Ardmore to Wynnewood refined product pipeline decreased $234,000 in the first six months of 2000 as compared to the first six months of 1999 even though throughput increased 5%. All of the refined product transported on this pipeline is delivered into a common carrier pipeline with numerous destinations. We maintain a "joint" tariff with the common carrier and as a result our tariff revenues depend upon the ultimate destination of the barrels we deliver into the common carrier pipeline; and the decrease is due to barrels being transported shorter distances in the common carrier pipeline; and

     - revenues for the Three Rivers to Laredo refined product pipeline increased $184,000 for the first six months of 2000 as compared to the first six months of 1999 due to a 14% increase in throughput barrels, resulting from increased refined product demand in Laredo, Texas and its sister city of Nuevo Laredo, Mexico. Laredo, Texas is one of the fastest growing cities in the United States and Ultramar Diamond Shamrock is the major supplier of refined products to this area of Texas.

     Operating expenses increased $4,249,000 or 38% in the first six months of 2000 from the first six months of 1999 primarily due to the following items:

     - higher operating expenses of $1,275,000 resulting from a loss of $916,000 in the first six months of 2000 as compared to a gain of $359,000 in the first six months of 1999 due to the impact of volumetric expansions and contractions and discrepancies in the measurement of throughput. Any future impact of these items will be borne by the shippers in our pipelines and will therefore not be reflected in operating income.

     - higher maintenance expenses of $1,497,000 primarily related to discretionary environmental expenditures on terminal operations;

     - utility expenses increasing $668,000 in the first six months of 2000 as compared to 1999 as a result of higher throughput barrels in most pipelines and terminals; and

     - higher salary and employee benefit expenses of $687,000 in the first half of 2000 as compared to the first half of 1999 due to increased benefit accruals and rising salary costs.

     Depreciation and amortization expense decreased $62,000 or 1% in the first six months of 2000 due to the sale of an additional 8.33% interest in the McKee to El Paso refined product pipeline and terminal in August 1999. Partially offsetting the decrease was additional depreciation related to the recently completed capital projects, including the expansions of the McKee to Colorado Springs and the Amarillo to Albuquerque refined product pipelines.

     General and administrative expenses increased 10% in the first six months of 2000 as compared to the 1999 period due to increased general and administrative costs at Ultramar Diamond Shamrock, and the fact that the net amount reimbursed by partners on jointly owned pipelines in the first six months of 2000 remained comparable to 1999. General and administrative expense of $2,590,000 for the first six months of 2000 was comprised of $2,839,000 of allocations from Ultramar Diamond Shamrock less $249,000 reimbursed by partners on jointly owned pipelines. General and administrative expense of $2,349,000 for the first six months of 1999 was comprised of $2,601,000 of allocations from Ultramar Diamond Shamrock less $252,000 reimbursed by partners on jointly owned pipelines. Offsetting the allocations to partners were additional amounts allocated from the McKee to Denver refined product pipeline due to higher maintenance costs.

     Interest expense of $433,000 for the first six months of 2000 was slightly lower than the $446,000 recognized in 1999 due to lower outstanding debt during the first half of 2000 as compared to the first half of 1999 as $284,000 of debt was repaid in 2000.

     Equity income from affiliate represents the Ultramar Diamond Shamrock logistics business' 50% interest in the net income of Skelly-Belvieu Pipeline Company, which operates the Skellytown to Mont Belvieu refined product pipeline. Equity income from affiliate for the first half of 2000 was $1,926,000 as compared to $1,666,000 for the comparable period in 1999.

     The income tax provision for the first six months of 2000 and 1999 was based upon the effective income tax rate for the Ultramar Diamond Shamrock logistics business for those periods of 38.6%. The effective income tax rate exceeds the U.S. federal statutory income tax rate due to state income taxes.

     Net income in the first half of 2000 was $11,753,000 as compared to $19,249,000 in 1999. The decrease of $7,496,000, or 39%, is primarily due to decreased tariff revenues as a result of the revised tariff rates that went into effect January 1, 2000, the impact of which was $5,967,000 after income taxes. The balance of the decrease is due to higher operating costs and expenses.

RESULTS OF OPERATIONS -- YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1999

     The following table reflects throughput for each of our principal crude oil and refined product pipelines and the total throughput for all of our refined product terminals for the year ended December 31, 1998 and 1999. The barrel volumes presented in the table below reflect only our ownership interest and are in thousands.

                                                                YEAR ENDED
                                                               DECEMBER 31,
                                                               ------------
                                                               1998     1999
                                                               ----     ----
                                                                 (barrels)
Crude Oil Pipelines:
  Corpus Christi to Three Rivers............................  29,431   29,417
  Wasson to Ardmore(1) (both pipelines).....................  21,435   26,339
  Ringgold to Wasson(1).....................................  10,013   10,982
  Dixon to McKee............................................  21,167   22,305
Refined Product Pipelines:
  McKee to Colorado Springs to Denver.......................   8,744    9,064
  McKee to El Paso..........................................  14,502   19,767
  Amarillo to Albuquerque...................................   5,185    4,584
  Ardmore to Wynnewood......................................  11,675   20,014
  Three Rivers to Laredo....................................   4,557    5,381
  Three Rivers to San Antonio...............................   9,616   10,154
  McKee to Amarillo (both pipelines) to Abernathy...........  19,182   16,817
  McKee to Denver (Phillips)................................   4,108    3,924
Refined Product Terminals...................................  52,594   58,889

---------------

(1) Since the acquisition of the Ardmore pipelines on September 25, 1997 through December 31, 1999, the Ultramar Diamond Shamrock logistics business did not charge Ultramar Diamond Shamrock for transportation of crude oil through the Ardmore refinery crude oil pipelines. Had the Ultramar Diamond Shamrock logistics business charged for these services, revenues would have increased by $5,348,000 and $6,377,000 for the years ended December 31, 1998 and 1999, respectively, using the revised tariff rates multiplied by the historical throughput barrels.

     Revenues for the year ended December 31, 1999 were $109,773,000 as compared to $97,883,000 for the year ended December 31, 1998, an increase of 12% or $11,890,000. This increase in revenues is primarily due to the following items:

     - revenues for the McKee to El Paso refined product pipeline increased $8,591,000 due to a 36% increase in throughput barrels, resulting from higher refined product demand in El Paso and the Arizona market and temporary refinery disruptions on the West Coast;

     - revenues generated from the refined product terminals were $15,238,000 for the year ended December 31, 1999 as compared to $11,604,000 for the year ended December 31, 1998 due to a combined 12% increase in throughput at the various terminals and the establishment, effective January 1, 1999, of a separate terminalling fee ($1,649,000 of the increase in 1999). Prior to 1999, terminalling revenues were based on total costs incurred at the terminal;

     - revenues for the Three Rivers to Laredo refined product pipeline increased $1,119,000 due to an 18% increase in throughput barrels, resulting from increased refined product demand in Laredo, Texas and its sister city of Nuevo Laredo, Mexico; and

     - revenues for the McKee to Amarillo to Abernathy refined product pipelines decreased $808,000 or 21% due to a 12% decrease in throughput barrels and revenues for the Amarillo to Albuquerque refined product pipeline decreased $322,000 or 8% due to a 12% decrease in throughput barrels. These decreases in throughput resulted from Ultramar Diamond Shamrock transporting more refined products through the McKee to El Paso refined product pipeline to more profitable retail markets in Arizona.

     Operating expenses decreased $3,779,000 or 13% in 1999 from 1998 primarily due to the following items:

     - in 1998, a $2,100,000 impairment charge related to the Harlingen refined product terminal was recorded;

     - lower operating expenses in 1999 on the McKee to El Paso refined product pipeline and terminal due to the sale of a 25% interest to Phillips Petroleum Company in March 1998 and an additional 8.33% interest in August 1999; and

     - cost reductions initiated in 1998 and early 1999, including centralizing pipeline control rooms into two locations, one in San Antonio and the other at the McKee refinery, negotiating lower utility rates with suppliers and lower personnel costs due to fewer operating employees.

     The above expense reductions were partially offset by higher utility costs to operate the various pump stations along the pipelines to move the higher overall throughput.

     Depreciation and amortization expense decreased $133,000 or 1%, in 1999 due to the sale of an additional 8.33% interest in the McKee to El Paso refined product pipeline and terminal in August 1999. Partially offsetting the decrease was additional depreciation related to the Amarillo to Albuquerque refined product pipeline and other capital projects completed in 1998.

     General and administrative expenses increased 3% in 1999 as compared to 1998 due to increased general and administrative costs at Ultramar Diamond Shamrock, and the fact that the net amount reimbursed by partners on jointly owned pipelines in 1999 remained comparable to 1998. General and administrative expense of $4,698,000 for 1999 was comprised of $5,201,000 of allocations from Ultramar Diamond Shamrock less $503,000 reimbursed by partners on jointly owned pipelines. General and administrative expense of $4,552,000 for 1998 was comprised of $5,067,000 of allocations from Ultramar Diamond Shamrock less $515,000 reimbursed by partners on jointly owned pipelines. Offsetting the allocations to partners were additional amounts allocated from the McKee to Denver refined product pipeline due to higher maintenance costs.

     Interest expense of $777,000 for 1999 was slightly lower than the $796,000 recognized in 1998 due to lower outstanding debt during 1999 as compared to 1998 as $353,000 of debt was repaid in early 1999.

     Equity income from affiliate for 1999 was $3,874,000 as compared to $3,896,000 for 1998. Excluding a state income tax refund received by Skelly-Belvieu Pipeline Company in 1998, equity income increased 16% due to lower expenses.

     The income tax provision for 1999 and 1998 was based upon the effective income tax rate for the Ultramar Diamond Shamrock logistics business for those periods of 38.3%. The effective income tax rate exceeds the U.S. federal statutory income tax rate due to state income taxes.

     Net income in 1999 was $42,798,000 as compared to $36,289,000 in 1998. The increase of $6,509,000, or 18%, is due to increased revenues and lower operating costs and expenses, partially offset by a lower gain on sale of property, plant, and equipment. In August 1999, the Ultramar Diamond Shamrock logistics business recognized a $2,478,000 pre-tax gain on sale of an 8.33% interest in the McKee to El Paso refined product pipeline and terminal to Phillips Petroleum Company upon the completion of the 20,000 barrel per day expansion project. In March 1998, the Ultramar Diamond Shamrock logistics business recognized a pre-tax gain of $7,005,000 from the sale of a 25% interest to Phillips Petroleum Company in this pipeline and terminal. As a result of the August 1999 sale, the Ultramar Diamond Shamrock logistics business' available capacity in the pipeline was reduced to 66.67% or 40,000 barrels per day.

RESULTS OF OPERATIONS -- YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1998

     The following table reflects throughput for each of our principal crude oil and refined product pipelines and the total throughput for all of our refined product terminals for the years ended December 31, 1997 and 1998. The barrel volumes presented in the table below reflect only our ownership interest and are in thousands.

                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                                 ------------
                                                               1997        1998
                                                               ----        ----
                                                                  (barrels)
Crude Oil Pipelines:
  Corpus Christi to Three Rivers............................  27,612      29,431
  Wasson to Ardmore(1)(2) (both pipelines)..................   6,842      21,435
  Ringgold to Wasson(1)(2)..................................   3,415      10,013
  Dixon to McKee............................................  17,385      21,167
Refined Product Pipelines:
  McKee to Colorado Springs to Denver.......................   7,597       8,744
  McKee to El Paso..........................................  13,143      14,502
  Amarillo to Albuquerque...................................   5,152       5,185
  Ardmore to Wynnewood(1)...................................   2,866      11,675
  Three Rivers to Laredo....................................   3,952       4,557
  Three Rivers to San Antonio...............................   9,615       9,616
  McKee to Amarillo (both pipelines) to Abernathy...........  18,683      19,182
  McKee to Denver (Phillips)................................   4,173       4,108
Refined Product Terminals...................................  49,806      52,594

---------------

(1) The Ardmore pipelines were acquired on September 25, 1997, when Ultramar Diamond Shamrock acquired Total Petroleum (North America) Ltd. in a purchase business combination. Throughput for 1997 in the table above represents the quantities transported since the acquisition. Throughput for all of 1997 was 26,465,000 barrels for the Wasson to Ardmore crude oil pipeline, 13,803,000 barrels for the Ringgold to Wasson crude oil pipeline, and 10,379,000 barrels for the Ardmore to Wynnewood refined product pipeline.

(2) Since the acquisition of the Ardmore pipelines on September 25, 1997 through December 31, 1999, the Ultramar Diamond Shamrock logistics business did not charge Ultramar Diamond Shamrock for transportation of crude oil through the Ardmore refinery crude oil pipelines. Had the Ultramar Diamond Shamrock logistics business charged for these services, revenues would have increased by $1,783,000 and $5,348,000 for the years ended December 31, 1997 and 1998, respectively, using revised tariff rates multiplied by the historical throughput barrels.

     Revenues for the year ended December 31, 1998 were $97,883,000 as compared to $84,881,000 for the year ended December 31, 1997, an increase of 15%, or $13,002,000. This increase in revenues is due to the following items:

     - revenues generated from the Ardmore to Wynnewood refined product pipeline increased $2,694,000 from 1997 to 1998 as the Ultramar Diamond Shamrock logistics business owned this pipeline for all of 1998 versus only the last three months of 1997;

     - revenues for the McKee to El Paso refined product pipeline increased $2,940,000 due to a 10% increase in throughput barrels, resulting from higher refined product demand in El Paso and the Arizona markets. This increase occurred even though in March 1998, a 25% interest in the pipeline and the related terminal was sold, reducing the Ultramar Diamond Shamrock logistics business' available capacity by 25%;

     - revenues for the Dixon to McKee crude oil pipeline increased $657,000, and revenues for the Corpus Christi to Three Rivers crude oil pipeline increased $499,000 due to a combined 12% increase in throughput barrels as the McKee and Three Rivers refineries were operated at full capacity in 1998 due to the low cost of and demand for crude oil;

     - revenues for the McKee to Colorado Springs to Denver refined product pipeline increased $4,241,000 due to a 2,891,000 barrel increase in throughput in the Colorado Springs to Denver segment of the pipeline. Prior to the completion of the Colorado Springs to Denver segment of the pipeline in late 1997, Ultramar Diamond Shamrock transported refined product by truck from Colorado Springs to Denver to supply the growing demand in Denver. The Total Petroleum retail stores acquired by Ultramar Diamond Shamrock in 1997 and the newly constructed Ultramar Diamond Shamrock retail stores experienced increased gasoline demand in 1998;

     - revenues for the Three Rivers to Laredo refined product pipeline increased $818,000 due to a 15% increase in throughput barrels resulting from increased refined product demand in Laredo, Texas and its sister city of Nuevo Laredo, Mexico; and

     - revenues generated from the refined product terminals were $11,604,000 for the year ended December 31, 1998 as compared to $10,771,000 for the year ended December 31, 1997, an increase of $833,000. This 8% increase is due to a 6% increase in throughput at the refined product terminals which resulted in increased operating costs.

     Operating expenses increased $3,985,000, or 17%, in 1998 from 1997 primarily due to:

     - higher utility costs to operate the pump stations along the pipelines to transport the higher throughput; and

     - a $2,100,000 impairment charge recognized in 1998 related to the Harlingen refined product terminal.

     Partially offsetting the above increases were lower operating expenses on the McKee to El Paso refined product pipeline and terminal as a result of the sale of a 25% interest in the pipeline and terminal in March 1998 to Phillips Petroleum Company.

     Over the past several years, the refined product volume delivered by Ultramar Diamond Shamrock to the south Texas market of Harlingen has declined due to increased competition. In light of these competitive conditions, in June 1998, the Ultramar Diamond Shamrock logistics business recorded an impairment charge of $2,100,000 to reduce the carrying value ($4,100,000 prior to the write-down) of the Harlingen refined product terminal to its estimated realizable value. The Ultramar Diamond Shamrock logistics business has and will continue to operate the terminal because it is strategic to servicing the south Texas region.

     Depreciation and amortization expense increased 10% in 1998 as compared to 1997 due to the additional depreciation related to the Wasson to Ardmore crude oil pipelines and the Ardmore to Wynnewood refined product pipeline and other crude oil pipelines acquired in September 1997. Partially offsetting the increase is decreased depreciation on the McKee to El Paso refined product pipeline and terminal as a result of the sale of a 25% interest in the assets in March 1998.

     General and administrative expenses decreased 4% in 1998 as compared to 1997 due to increased costs being allocated to jointly owned pipeline partners, including amounts allocated to Phillips Petroleum Company for the McKee to El Paso refined product pipeline and terminal, while the allocated costs from Ultramar Diamond Shamrock remained constant. In 1998, the amount allocated to the Ultramar Diamond Shamrock logistics business from Ultramar Diamond Shamrock was $5,067,000 as compared to $5,100,000 in 1997. Reimbursements by partners in jointly owned pipelines were $515,000 in 1998 as compared to $339,000 in 1997.

     Interest expense was $796,000 for 1998 as compared to $158,000 for 1997 due to only $121,000 of interest being capitalized in 1998 as compared to $782,000 being capitalized for 1997. Also during the year ended December 31, 1998, $283,000 of debt was repaid as compared to repayments of $262,000 during 1997.

     Equity income from affiliate for 1998 was $3,896,000 as compared to $3,025,000 for 1997 due to lower operating expenses in 1998 for the Skellytown to Mont Belvieu refined product pipeline and a state income tax refund realized in 1998 by Skelly-Belvieu Pipeline Company.

     The income tax provision for 1998 and 1997 was based upon the effective income tax rate for the Ultramar Diamond Shamrock logistics business for those periods of 38.3% and 38.2%, respectively. The effective income tax rate exceeds the U.S. federal statutory income tax rate due to state income taxes.

     Net income for the year ended December 31, 1998 was $36,289,000 as compared to $26,823,000 for the year ended December 31, 1997. The increase of $9,466,000 or 35% is due to increased revenues, a gain on sale of property, plant, and equipment, and increased equity income from Skelly-Belvieu Pipeline Company. In March 1998, the Ultramar Diamond Shamrock logistics business recognized a $7,005,000 pre-tax gain on sale of a 25% interest in the McKee to El Paso refined product pipeline and terminal to Phillips Petroleum Company.

LIQUIDITY AND CAPITAL RESOURCES

  CASH FLOWS AND CAPITAL EXPENDITURES

     Net cash provided by operating activities was $18,321,000 for the six months ended June 30, 2000, as compared to $25,811,000 for the six months ended June 30, 1999. The decrease is primarily due to the overall decrease in tariff revenues, as a result of the revised tariff rates implemented effective January 1, 2000. Capital expenditures for the first half of 2000 were $4,885,000, including expenditures related to the completion of the McKee to Colorado Springs expansion from 32,000 barrels per day to 52,000 barrels per day.

     Effective June 30, 2000, in conjunction with the transfer of the assets and liabilities to Shamrock Logistics on July 1, 2000, Ultramar Diamond Shamrock formalized the terms under which intercompany accounts and working capital loans will be settled by executing promissory notes with the various subsidiaries included in the Ultramar Diamond Shamrock logistics business, resulting in the recognition of $107,676,000 of debt due to the parent and its affiliates.

The promissory notes require that the principal be repaid no later than June 30, 2005 and bear interest at a rate of 8.0% per annum on the unpaid balance. In conjunction with the initial public offering, Shamrock Logistics intends to fully repay the promissory notes.

     Net cash provided by operating activities was $44,731,000, $44,950,000, and $49,977,000 for the years ended December 31, 1997, 1998, and 1999, respectively. The increase in net cash provided by operating activities is due to an increase in operating income of 37% in 1998 over 1997 and an increase of 19% in 1999 over 1998. Operating income has increased as higher throughput barrels have been transported through the Ultramar Diamond Shamrock logistics business' pipelines and through the refined product terminals.

     Net cash provided by investing activities of $6,865,000 for 1999 resulted from the sale of an 8.33% interest in the McKee to El Paso refined product pipeline and terminal to Phillips Petroleum Company for total proceeds of $12,000,000 and the distributions received from Skelly-Belvieu Pipeline Company of $4,238,000. Partially offsetting the proceeds and distributions in 1999 were capital expenditures of $9,373,000, including $1,565,000 relating to the expansion of the total capacity of the McKee to El Paso refined product pipeline from 40,000 barrels per day to 60,000 barrels per day.

     Net cash provided by investing activities of $18,395,000 for the year ended December 31, 1998 resulted from the sale of a 25% interest in the McKee to El Paso refined product pipeline and terminal to Phillips Petroleum Company for total proceeds of $27,000,000 and the distributions received from Skelly-Belvieu Pipeline Company of $3,692,000. Partially offsetting the proceeds and distributions in 1998 were capital expenditures of $12,297,000, including the following:

     - $6,625,000 relating to the expansion of the McKee to El Paso refined product pipeline from 40,000 barrels per day to 60,000 barrels per day; and

     - $2,060,000 to complete the expansion of the Amarillo to Albuquerque refined product pipeline by 5,500 barrels per day.

     Net cash used in investing activities of $52,141,000 during the year ended December 31, 1997, included expenditures of $43,158,000 for the acquisition of the Ardmore pipelines acquired on September 25, 1997, when Ultramar Diamond Shamrock acquired Total Petroleum (North America) Ltd. in a purchase business combination. Distributions received from Skelly-Belvieu Pipeline Company during 1997 totaled $4,009,000. Capital expenditures of $12,992,000 included the following:

     - $4,849,000 to complete the Colorado Springs to Denver refined product pipeline;

     - $3,297,000 to complete the expansion of the McKee to El Paso refined product pipeline to increase the total capacity of the pipeline from 27,000 barrels per day to 40,000 barrels per day; and

     - $2,423,000 to expand the Amarillo to Albuquerque refined product pipeline by 5,500 barrels per day.

     Cash flows from financing activities relate primarily to the centralized cash management program utilized by Ultramar Diamond Shamrock and all its affiliates. During the years ended December 31, 1998 and 1999, the Ultramar Diamond Shamrock logistics business distributed $63,062,000 and $56,489,000, respectively, of net cash back to Ultramar Diamond Shamrock. The large distributions in 1998 and 1999 were due to increased net income and the cash received from Phillips Petroleum Company for the sales of the 33.33% interest in the McKee to El Paso refined product pipeline and terminal. During the year ended December 31, 1997, Ultramar Diamond Shamrock advanced $7,672,000 to the Ultramar Diamond Shamrock logistics business to partially fund the pipelines acquired from Total Petroleum. Also included in cash flows from financing activities are repayments of debt related to the Corpus Christi crude oil storage facility of $262,000 in 1997, $283,000 in 1998, and $353,000 in
1999.

  CAPITAL REQUIREMENTS

     The pipeline, terminalling and storage business is capital-intensive, requiring significant investment to upgrade or enhance existing operations and to meet environmental regulations. The capital requirements of the Ultramar Diamond Shamrock logistics business have consisted primarily of, and for the Shamrock Logistics operations will consist primarily of:

     - maintenance capital expenditures, such as those required to maintain equipment reliability and safety and to address environmental regulations; and

     - expansion capital expenditures, such as those to expand and upgrade pipeline capacity and to construct new pipelines, terminals, and storage facilities to meet Ultramar Diamond Shamrock's logistics needs.

     Shamrock Logistics expects to fund its capital expenditures from cash provided by operations and, to the extent necessary, from the proceeds of:

     - borrowings under the revolving credit facility discussed below; and

     - the issuance of additional common units.

     Expansion capital expenditures for the next three years will include the following three projects which we expect to exercise options to purchase from Ultramar Diamond Shamrock by the end of the first quarter of 2002:

     - $64 million for a 271.7-mile crude oil pipeline which runs from Wichita Falls, Texas to the McKee refinery and a 360,000 barrel storage facility in Wichita Falls. Ultramar Diamond Shamrock is currently expanding the capacity of the crude oil pipeline from 85,000 barrels per day to 110,000 barrels per day;

     - $6.5 million for a 600,000 barrel storage facility in Ringgold, Texas that Ultramar Diamond Shamrock is constructing. This facility will enhance the crude oil supply system for the Ardmore and McKee refineries; and

     - $5.7 million for a 19-mile refined product pipeline that Ultramar Diamond Shamrock is constructing from our Laredo, Texas refined product terminal to a refined product terminal owned by Pemex in Nuevo Laredo, Mexico.

     Shamrock Logistics expects to fund the purchase of these expansion capital projects with proceeds from the revolving credit facility. We expect that the additional revenues generated from operating these pipelines will more than offset the additional interest expense to be incurred and will increase the cash flows and our ability to pay the minimum quarterly distributions. For a more detailed description please read "Business -- Recently Completed and Planned Expansion Projects."

     Maintenance capital expenditures, including environmental capital expenditures, are expected to approximate $2.3 million for the last six months of 2000 and $4.6 million for the year ending December 31, 2001.

  RELATED PARTY TRANSACTIONS

     Effective July 1, 2000, Shamrock Logistics entered into a Service Agreement with Ultramar Diamond Shamrock and its affiliates to provide general and administrative services to Shamrock Logistics for an annual fee of $5.2 million, payable monthly. The services to be provided under this agreement include the corporate functions of legal, accounting, treasury, information technology and other corporate services.

     In addition to the administrative fee paid to Ultramar Diamond Shamrock, Shamrock Logistics will incur incremental costs to third parties as a publicly-traded entity (e.g., cost of tax return preparation, annual and quarterly reports to unitholders, investor relations, and registrar and transfer agent fees) of approximately $1.5 million per year.

     Since Shamrock Logistics will not have any employees, Shamrock Logistics will reimburse Ultramar Diamond Shamrock and its affiliates for the various costs of the employees who work within the pipeline, storage and terminalling operations, which salary, wages and benefit costs approximated $7.8 million in 1999.

     The payment of the incremental costs to third parties, and the administrative fee and the reimbursement of expenses to Ultramar Diamond Shamrock could adversely affect our ability to make cash distributions to our unitholders.


  DEBT ASSUMED BY SHAMROCK LOGISTICS OPERATIONS



     Effective July 1, 2000, the assets and liabilities of the Ultramar Diamond Shamrock logistics business were contributed to Shamrock Logistics Operations in exchange for the ownership interest in Shamrock Logistics Operations. In conjunction with this transfer, Shamrock Logistics Operations assumed from an affiliate of Ultramar Diamond Shamrock the $10.8 million outstanding indebtedness owed to the Port of Corpus Christi Authority. This amount of debt is payable in annual installments and matures on December 31, 2015. Interest accrues on the unpaid principal balance at the rate of 8% per annum.


  DESCRIPTION OF REVOLVING CREDIT FACILITY


     In connection with the closing of the offering, Shamrock Logistics Operations will enter into a five year $125 million revolving credit facility with The Chase Manhattan Bank or any of its affiliates, and other lenders. The following is a summary of the expected material terms of the revolving credit facility.



     We expect that Shamrock Logistics Operations will borrow approximately $58.7 million under the revolving credit facility at closing to repay intercompany indebtedness and working capital loans and to reimburse Ultramar Diamond Shamrock and its affiliates for capital expenditures. In addition, we expect Shamrock Logistics Operations will borrow approximately $5 million of working capital under the revolving credit facility at closing. We may use up to $25 million of the total amount available under the revolving credit facility to provide working capital and, if necessary, to fund distributions to unitholders. The remainder of the borrowings under the revolving credit facility may be used for working capital and general partnership purposes, but borrowings in excess of the $25 million sublimit may not be used to fund distributions to unitholders. The obligations under the revolving credit facility will be unsecured. The indebtedness under the revolving credit facility will rank equally with all the outstanding unsecured and unsubordinated debt of Shamrock Logistics Operations and will be non-recourse to Shamrock Logistics and the general partner.



     All loans may be prepaid at any time without penalty. All borrowings designated as borrowings subject to the $25 million sublimit must be reduced to zero for a period of at least 15 consecutive days during each fiscal year.



     The revolving credit facility also has a $25 million sublimit for letters of credit which may be used for general business purposes in the ordinary course of business or any other purpose approved by The Chase Manhattan Bank.

     Indebtedness under the revolving credit facility will bear interest at the option of Shamrock Logistics Operations at either the alternative base rate or the LIBOR rate (preadjusted for reserves), as those terms are defined in the revolving credit facility, plus, in the case of loans bearing interest at the LIBOR rate, an applicable margin. Shamrock Logistics Operations will incur a facility fee on the aggregate commitments of the lenders under the revolving credit facility, whether used or unused.



     The revolving credit facility will contain a prohibition on distributions by Shamrock Logistics Operations if any default, as defined in the revolving credit facility, is continuing or would result from the distribution.



     In addition, the revolving credit facility will contain various covenants limiting the ability of Shamrock Logistics Operations and the ability of its subsidiaries to:


     - incur indebtedness;

     - grant liens;

     - engage in transactions with affiliates;


     - make investments, loans and acquisitions;



     - enter into a merger, consolidation or sale of assets or liquidate;



     - engage to a material extent in another type of business;



     - enter into interest or currency exchange rate or commodity price hedging agreements;



     - incur restrictions affecting the ability to grant liens;



     - in the case of Shamrock Logistics Operations, create or acquire any subsidiary that does not guarantee the obligations under the revolving credit facility; or



     - incur restrictions affecting subsidiaries' ability to make dividends or distributions or to make or repay loans or advances to, or guarantee indebtedness of, Shamrock Logistics Operations or any other subsidiary.


     In addition, the revolving credit facility will contain the following financial covenants:


     - the ratio of Consolidated EBITDA (as defined in the revolving credit facility), pro forma for any dispositions or acquisitions of assets, to Consolidated Interest Expense (as defined in the revolving credit facility) must be at least 3.5 to 1.0 for any period of four consecutive fiscal quarters; and



     - the ratio of consolidated indebtedness to Consolidated EBITDA, pro forma for any dispositions or acquisitions of assets, may not exceed 3.0 to 1.0 for any period of four consecutive fiscal quarters.



     If an event of default exists under the revolving credit facility, the lenders may accelerate the maturity of the revolving credit facility and exercise other rights and remedies. Each of the following is an event of default:



     - failure to pay any principal when due, or any interest or other amount within five business days of when due;



     - failure of any representation or warranty to be true and correct;



     - failure to perform or otherwise comply with the covenants in the revolving credit facility;



     - default by Shamrock Logistics Operations or any of its subsidiaries on the payment of any indebtedness in excess of $10,000,000, or any default in the performance of any obligation or condition with respect to indebtedness in excess of $10,000,000 if the effect of the default is to accelerate the indebtedness or to permit the holder of the indebtedness to accelerate its maturity;

     - bankruptcy or insolvency events involving Shamrock Logistics Operations or its subsidiaries;



     - one or more satisfied judgments in excess of $10,000,000 in the aggregate that is not covered by insurance is rendered against Shamrock Logistics Operations and/or its subsidiaries;



     - various events occur in connection with employee benefit plans involving expected liability in excess of $10,000,000;



     - the incurrence by Shamrock Logistics Operations or any subsidiary of environmental liabilities requiring payment in excess of $5,000,000 in any four consecutive fiscal quarters;



     - the incurrence of indebtedness by Shamrock Logistics;



     - Shamrock Logistics



        - engages in any business or operation other than those incidental to its ownership of the limited partner interests of Shamrock Logistics Operations;



        - incurs or permits to exist any liabilities or other obligations other than nonconsenual obligations imposed by law, obligations with respect to the units of Shamrock Logistics and guarantees with respect to indebtedness permitted by law; and



        - owns, leases or operates any assets (including cash or cash equivalents) other than the limited partner interest in Shamrock Logistics Operations, ownership interests (not to exceed 1%) in a subsidiary of Shamrock Logistics Operations and cash received as distributions from Shamrock Logistics Operations in accordance with the revolving credit facility;



     - the occurrence of a change of control, which is defined to include any of the following events:



        - Ultramar Diamond Shamrock ceases to own, directly or indirectly either 100% of the general partner of Shamrock Logistics or of Shamrock Logistics Operations, or at least 20% of the units of Shamrock Logistics;



        - any person or group of persons other than Ultramar Diamond Shamrock and its wholly-owned subsidiaries becomes the owner, directly or indirectly, of a greater percentage of the units than those owned, directly or indirectly, by Ultramar Diamond Shamrock; or



        - 100% of the limited partnership interests in Shamrock Logistics Operations ceases to be owned directly or indirectly by Shamrock Logistics or Ultramar Diamond Shamrock; and



     - the sale by Ultramar Diamond Shamrock of a material portion of the McKee, Three River, and Ardmore refineries, on an aggregate basis unless the long-term indebtedness of the purchaser has an investment grade rating and the purchaser assumes the rights and obligations of Ultramar Diamond Shamrock and its affiliates under the pipelines and terminals usage agreement with respect to the purchased refineries.


ENVIRONMENTAL

     The operations of the Ultramar Diamond Shamrock logistics business have been subject to environmental laws and regulations adopted by various governmental authorities in the jurisdictions in which these operations have been conducted. The Ultramar Diamond Shamrock logistics business has accrued liabilities for estimated site restoration costs to be incurred in the future at its facilities and properties, including liabilities for environmental remediation obligations at various sites where it has been identified as a potentially responsible party. Under the accounting policies of the Ultramar Diamond Shamrock logistics business, liabilities are recorded when site restoration and environmental remediation and cleanup obligations are either known or considered probable and can be reasonably estimated. In connection with this offering and related transactions, Ultramar Diamond Shamrock has agreed to indemnify Shamrock Logistics for environmental liabilities related to the assets transferred to Shamrock Logistics that arose prior to closing and are discovered within 10 years after closing (excluding liabilities resulting from the change in law after closing). Accordingly, the existing environmental liabilities at the date of closing will remain an obligation of Ultramar Diamond Shamrock and will not be transferred to Shamrock Logistics.

     Shamrock Logistics does expect to incur capital expenditures in the future for environmental costs, including but not limited to, air pollution control equipment, enhanced pipeline risk assessment programs, tank environmental control upgrades and upgrades of certain wastewater systems. For 2000, we estimate we will incur environmental maintenance capital expenditures of $1,350,000 and environmental operating expenses of $750,000.

     As of June 30, 2000, accruals for environmental matters amounted to $2,508,000 including $100,000 accrued during the first six months of 2000. As of December 31, 1997, 1998, and 1999, accruals for environmental matters amounted to $4,547,000, $4,319,000, and $2,757,000, respectively. Additions to accrual for environmental matters during the year ended December 31, 1997 amounted to $1,802,000. There were no additions to the accrual for environmental matters during the year ended December 31, 1998. During 1999, based on Ultramar Diamond Shamrock's annual review of environmental liabilities, Ultramar Diamond Shamrock determined that it had overstated certain liabilities as the required cleanup obligations were less than originally estimated. Accordingly, environmental liabilities were reduced by $1,114,000.

IMPACT OF INFLATION

     The impact of inflation has slowed in recent years. However, it is still a factor in the United States economy and may increase the cost to acquire or replace property, plant and equipment and/or increase the costs of supplies and labor. To the extent permitted by competition and regulation and the pipelines and terminals usage agreement, the Ultramar Diamond Shamrock logistics business has and Shamrock Logistics will continue to pass along increased costs to its customers in the form of higher tariff rates.

NEW ACCOUNTING PRONOUNCEMENTS

     In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5, "Reporting on the Costs of Startup Activities." This Statement of Position requires startup activity costs and organization costs to be expensed as incurred. Statement of Position 98-5 is effective for financial statements for fiscal years beginning after December 15, 1998. We adopted the Statement of Position effective January 1, 1999. The impact of implementation of Statement of Position 98-5 was not material.

     The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" in June 1998. Statement of Financial Accounting Standards No. 133 establishes new and revises several existing standards for derivative instruments, including some derivative instruments embedded in other contracts, and hedging activities. It requires an entity to recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. If some conditions are met, a derivative may be designated as a cash flow hedge, a fair value hedge or a foreign currency hedge. An entity that elects to apply hedge accounting is required to establish at the inception of the hedge the method it will use for assessing the effectiveness of the hedge and the measurement method to be used. Changes in the fair value of derivatives are either recognized in earnings in the period of change or as a component of other comprehensive income in the case of some hedges. Statement of Financial Accounting Standards No. 133 should not be applied retroactively to financial statements of prior periods. In June 1999, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133," which defers the effective date of Statement of Financial Accounting Standards No. 133 for one year to be effective for all fiscal quarters of all fiscal years beginning after June 15, 2000.

     In June, 2000, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133." FASB No. 133 addresses a number of issues causing implementation difficulties for entities that apply FASB Statement No. 138. FASB Statement No. 138 amends the accounting and reporting requirements of FASB Statement No. 133 for certain derivative instruments and certain hedging activities. We expect to adopt Statement of Financial Accounting Standards No. 133 and No. 138 as of January 1, 2001. Management believes that there will be no material effect to the financial position or results of operation of the Ultramar Diamond Shamrock logistics business as a result of implementing Statements No. 133 and No. 138.

     In August 1999, the SEC issued Staff Accounting Bulletin (SAB) No. 99, "Materiality," which provides guidance in applying materiality thresholds to the preparation of financial statements filed with the SEC and the performance of audits of those financial statements. In November 1999, the SEC issued SAB No. 100, "Restructuring and Impairment Charges," which provides guidance regarding the accounting for and disclosure of certain expenses commonly reported in connection with exit activities and business combinations. In December 1999, the SEC issued SAB No. 101, "Revenue Recognition in Financial Statements," which provides the SEC's views in applying generally accepted accounting principles to selected revenue recognition issues. We have reviewed the guidance of these SABs and related amendments and believe that the accounting policies of the Ultramar Diamond Shamrock logistics business and the disclosures in the financial statements and in "Management's Discussion and Analysis of Financial Condition and Results of Operations" are appropriate and adequately address the requirements of these SABs.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The principal market risk (i.e. the risk of loss arising from the adverse changes in market rates and prices) to which we are exposed is interest rate risk on our debt. We manage our debt considering various financing alternatives available in the market. Since the current debt is fixed rate debt with an 8% interest rate and the total of this debt is not material to the financial position or performance of the Ultramar Diamond Shamrock logistics business, there is currently minimal impact to market interest rate risk.

                                    BUSINESS

     We are a Delaware limited partnership formed in December 1999 to acquire, own, and operate most of Ultramar Diamond Shamrock's crude oil and refined product pipeline, terminalling, and storage assets that support the McKee, Three Rivers, and Ardmore refineries and its marketing operations located in Texas, Oklahoma, Colorado, New Mexico, and Arizona. Effective July 1, 2000, Ultramar Diamond Shamrock transferred assets to us representing 72% of the book value of its pipeline, terminalling and storage assets supporting those refining and marketing operations.

     We generate revenues from our pipeline operations by charging tariffs for transporting crude oil and refined products through our pipelines. We also generate revenue through our terminalling operations by charging a terminalling fee to our customers, including Ultramar Diamond Shamrock and its affiliates. The terminalling fee is earned when the refined products enter the terminal and includes the cost of transferring the refined products from the terminal to trucks. At our El Paso terminal effective January 1, 2000, we began receiving an additional fee for delivering refined products to a third-party pipeline. We do not generate any separate revenue from our crude oil storage facilities. Instead, the costs associated with these facilities were considered in establishing the tariff rates charged for transporting crude oil from the storage facilities to the refineries.

     Effective January 1, 2000 we filed revised tariff rates on many of our crude oil and refined product pipelines to reflect the total cost of the pipelines, the current throughput capacity and utilization of the pipelines, and other market conditions. Assuming the revised tariff rates had been effective on January 1, 1999, the revised tariff rates would have resulted in an aggregate $21.9 million, or 20%, decrease in our revenues for the year ended December 31, 1999. In addition, beginning January 1, 1999, the Ultramar Diamond Shamrock logistics business began charging a separate terminalling fee at its refined product terminals.

     The following table sets forth our principal pipelines, the revenues for the six months ended June 30, 2000 and the revenues for the year ended December 31, 1999 and the six months ended June 30, 1999, as adjusted to apply our current tariff rates to historical volumes. In instances where we do not own 100% of a pipeline, the throughput capacity, capacity utilization, and revised revenue information generally relate only to our percentage ownership in the pipeline. Pipeline length is not adjusted for ownership percentage. We have also presented aggregate information in the table below regarding our other pipelines and all of our refined product terminals.


                                                                                                     YEAR ENDED
                                                                           DECEMBER 31, 1999        DECEMBER 31,
                                                                      ---------------------------       1999
                                                                                                    ------------
                                                                                       CAPACITY     AS ADJUSTED
ORIGIN AND DESTINATION          LENGTH    OWNERSHIP     CAPACITY      THROUGHPUT(1)   UTILIZATION     REVENUES
----------------------          ------    ---------     --------      -------------   -----------   ------------
                                (miles)               (barrels/day)   (barrels/day)                 (in thousands)
CRUDE OIL PIPELINES:
Corpus Christi, TX to Three
 Rivers.......................     69.7      100%         120,000         80,594            67%       $10,884
Wasson, OK to Ardmore(2)......     24.5(3)    100%         90,000         72,161            80%         2,534
Ringgold to Wasson............     44.2      100%          90,000         30,086            40%         3,591
Dixon, TX to McKee............     44.2      100%          85,000         61,110            72%         2,244
Other Crude Oil Pipelines.....    327.2       (4)         127,500         44,102            35%         3,348
                                -------                 ---------        -------                      -------
       TOTAL CRUDE OIL
        PIPELINES.............    509.8                   512,500        288,053            59%        22,601

                                   SIX MONTHS ENDED
                                       JUNE 30,
                                ----------------------

                                   1999
                                AS ADJUSTED     2000
ORIGIN AND DESTINATION           REVENUES     REVENUES
----------------------          -----------   --------
                                  (in thousands)
CRUDE OIL PIPELINES:
Corpus Christi, TX to Three
 Rivers.......................    $ 5,467     $ 5,808
Wasson, OK to Ardmore(2)......      1,213       1,317
Ringgold to Wasson............      2,106       1,602
Dixon, TX to McKee............      1,138       1,173
Other Crude Oil Pipelines.....      1,727       1,686
                                  -------     -------
       TOTAL CRUDE OIL
        PIPELINES.............     11,651      11,586


                                                                                                     YEAR ENDED
                                                                           DECEMBER 31, 1999        DECEMBER 31,
                                                                      ---------------------------       1999
                                                                                                    ------------
                                                                                       CAPACITY     AS ADJUSTED
ORIGIN AND DESTINATION          LENGTH    OWNERSHIP     CAPACITY      THROUGHPUT(1)   UTILIZATION     REVENUES
----------------------          ------    ---------     --------      -------------   -----------   ------------
                                (miles)               (barrels/day)   (barrels/day)                 (in thousands)
REFINED PRODUCT PIPELINES:
McKee to Colorado Springs,
 CO(2)........................    256.4      100%          32,000(5)      15,061            73%(5)      7,414
McKee to El Paso, TX..........    407.7       67%          40,000         33,688            84%        13,108
Amarillo, TX to Albuquerque,
 NM...........................    292.7       50%          16,083         12,558            78%         3,811
Ardmore to Wynnewood, OK......     31.1      100%          90,000         54,833            61%         4,882
McKee to Denver, CO
 (Phillips)...................    321.1       30%          12,450         10,752            86%         2,769
Three Rivers to Laredo, TX....     98.1      100%          16,800         14,743            88%         2,762
Three Rivers to San Antonio,
 TX...........................     81.1      100%          33,600         27,819            83%         2,730
McKee to Amarillo, TX
 (6")(2)......................     49.1      100%          51,000         38,541            85%         1,958
McKee to Amarillo, TX
 (8")(2)......................     49.1      100%              (6)            (6)           (6)            (6)
Colorado Springs to Denver,
 CO...........................    100.6      100%          32,000          8,283            26%         5,079
Skellytown, TX to Mont
 Belvieu, TX(7)...............    571.2       50%          26,000         16,486            63%            (7)
Other Refined Product
 Pipelines....................    561.5(8)     (4)        167,288         69,626            42%(8)      5,529
                                -------                 ---------        -------                      -------
       TOTAL REFINED PRODUCT
        PIPELINES.............  2,819.7                   517,221        302,390            61%        50,042
                                -------                 ---------        -------                      -------
       TOTAL FOR ALL
        PIPELINES.............  3,329.5                 1,029,721        590,443            60%        72,643
                                                                                                      =======
REFINED PRODUCT TERMINALS.....                                                                         15,238
                                                                                                      -------
       TOTAL..................                                                                        $87,881
                                                                                                      =======

                                   SIX MONTHS ENDED
                                       JUNE 30,
                                ----------------------

                                   1999
                                AS ADJUSTED     2000
ORIGIN AND DESTINATION           REVENUES     REVENUES
----------------------          -----------   --------
                                  (in thousands)
REFINED PRODUCT PIPELINES:
McKee to Colorado Springs,
 CO(2)........................      3,366       3,317
McKee to El Paso, TX..........      6,060       7,376
Amarillo, TX to Albuquerque,
 NM...........................      1,881       1,856
Ardmore to Wynnewood, OK......      2,162       1,928
McKee to Denver, CO
 (Phillips)...................      1,382       1,529
Three Rivers to Laredo, TX....      1,341       1,525
Three Rivers to San Antonio,
 TX...........................      1,393       1,341
McKee to Amarillo, TX
 (6")(2)......................        910       1,097
McKee to Amarillo, TX
 (8")(2)......................         (6)         (6)
Colorado Springs to Denver,
 CO...........................      2,865       2,201
Skellytown, TX to Mont
 Belvieu, TX(7)...............         (7)         (7)
Other Refined Product
 Pipelines....................      2,658       3,022
                                  -------     -------
       TOTAL REFINED PRODUCT
        PIPELINES.............     24,018      25,192
                                  -------     -------
       TOTAL FOR ALL
        PIPELINES.............     35,669      36,778
                                  =======     =======
REFINED PRODUCT TERMINALS.....      7,121       7,725
                                  -------     -------
       TOTAL..................    $42,790     $44,503
                                  =======     =======


---------------
(1) Average daily throughput for the year ended December 31, 1999, measured in barrels. Please read "-- Pipeline Operations."


(2) This pipeline transports barrels relating to two tariff routes, one of which begins at this pipeline's origin and ends at this pipeline's destination and one of which is a larger tariff route with an origin or destination on another pipeline of ours which connects to this pipeline. Throughput disclosed above for this pipeline reflects only the barrels subject to the tariff route beginning at this pipeline's origin and ending at this pipeline's destination. To accurately determine the actual capacity utilization of the pipeline, as well as aggregate capacity utilization, all barrels passing through the pipelines have been taken into account for purposes of calculating capacity utilization.


(3) Represents combined length of two pipelines.

(4) We own less than a 100% interest in some of the pipelines which are included in the aggregate amounts opposite the line items "Other Crude Oil Pipelines" and "Other Refined Product Pipelines."

(5) Effective March 31, 2000, the McKee to Colorado Springs refined product pipeline expansion was completed, increasing the capacity to 52,000 barrels per day. The 1999 capacity utilization is based on a capacity of 32,000 barrels per day.

(6) The throughput, capacity, capacity utilization and revised revenue information listed opposite the McKee to Amarillo 6-inch pipeline includes both McKee to Amarillo pipelines on a combined basis.

(7) We own a 50% interest in Skelly-Belvieu Pipeline Company, LLC, which owns the Skellytown to Mont Belvieu refined product pipeline. The throughput and capacity information represent 50% of the total amounts for the pipeline. In 1999, we received $4.2 million in distributions as a result of our 50% share of Skelly-Belvieu Pipeline Company.

(8) Includes 263.6 miles of idle looped 6-inch sections of the Amarillo to Albuquerque refined product pipeline. The capacity utilization calculation excludes idle pipe.

OUR RELATIONSHIP WITH ULTRAMAR DIAMOND SHAMROCK

     Ultramar Diamond Shamrock is an independent refiner and marketer of refined products in North America. Ultramar Diamond Shamrock owns and operates seven refineries, three of which are served by our pipelines and terminals:

     - the McKee refinery, which has a current total capacity to process 170,000 barrels of crude oil and other raw materials per day, making it the largest refinery located between the Texas Gulf Coast and the West Coast;

     - the Three Rivers refinery, which has a current total capacity to process 98,000 barrels of crude oil and other raw materials per day; and

     - the Ardmore refinery, which has a current total capacity to process 85,000 barrels of crude oil and other raw materials per day.

     Ultramar Diamond Shamrock markets the refined products produced by these refineries primarily in Texas, Oklahoma, Colorado, New Mexico, and Arizona through approximately 1,300 company-operated retail convenience stores and approximately 1,150 independently owned and operated retail and convenience stores and outlets under Ultramar Diamond Shamrock brands, as well as through other wholesale and spot market sales and exchange agreements.


     Our operations are strategically located within Ultramar Diamond Shamrock's refining and marketing supply chain, but we do not own or operate any refining or marketing assets. Ultramar Diamond Shamrock is dependent upon us to provide transportation services that support its refining and marketing operations. In 1999 and the first six months of 2000, the McKee, Three Rivers, and Ardmore refineries obtained approximately 75% of their crude oil and other feedstocks through our crude oil pipelines. During the same periods, Ultramar Diamond Shamrock transported through our refined product pipelines approximately 75% of the production from its McKee, Three Rivers, and Ardmore refineries. The three refineries received the remaining 25% of their crude oil and other raw materials and transported the remaining 25% of their refined products over pipelines retained by Ultramar Diamond Shamrock and by truck and rail.


     In 1999, assuming we had realized our revised tariff rates on historical throughput barrels, we would have generated revenues of $87.9 million. Ultramar Diamond Shamrock and its affiliates would have accounted for 99% of this amount. Although we intend to pursue strategic acquisitions of logistics assets as opportunities may arise, we expect to continue to derive substantially all of our revenues from Ultramar Diamond Shamrock and its affiliates for the foreseeable future.

     Pipelines and Terminals Usage Agreement with Ultramar Diamond Shamrock. Under a pipelines and terminals usage agreement, Ultramar Diamond Shamrock has agreed for seven years:

     - to transport in our crude oil pipelines at least 75% of the aggregate volumes of the crude oil shipped to the McKee, Three Rivers and Ardmore refineries;


     - to transport at least 75% of the aggregate volumes of the refined products shipped by pipeline from these refineries in our refined product pipelines; and


     - to use our refined product terminals for terminalling services for at least 57% of the refined products produced at these refineries.


     Ultramar Diamond Shamrock's obligation to use our crude oil and refined product pipelines and terminals will be suspended if material changes occur in the market conditions for the transportation of crude oil and refined products, or in the markets served by these refineries at the closing of this offering that have a material adverse effect on Ultramar Diamond Shamrock or if we are unable to handle the volumes Ultramar Diamond Shamrock requests that we transport due to operational difficulties with the pipelines or terminals.

     In addition, Ultramar Diamond Shamrock has agreed to remain the shipper for crude oil or refined products owned by it transported through our pipelines, and neither challenge, nor cause others to challenge, our interstate or intrastate tariff rates for the transportation of crude oil and refined products for seven years.

     Ultramar Diamond Shamrock owns and controls our general partner. We will not have any employees. Employees of Ultramar Diamond Shamrock and its affiliates will perform services on our behalf, and those entities will be reimbursed for the services rendered by their employees. In addition, we will pay Ultramar Diamond Shamrock and its affiliates an annual administrative fee of $5.2 million. UDS Logistics, LLC, the limited partner of our general partner, will also own a total of 4,399,322 common units and 8,999,322 subordinated units representing an aggregate 75.5% limited partner interest in us and Shamrock Logistics Operations. Our general partner will also own incentive distribution rights giving it higher percentages of our cash distributions as various target distribution levels are met. In addition, we have entered into an omnibus agreement with Ultramar Diamond Shamrock which, among other things, governs potential competition between us and our subsidiaries, on the one hand, and Ultramar Diamond Shamrock and its affiliates, on the other. Please read "Management -- Administrative Fee and Reimbursement of Expenses" and "Certain Relationships and Related Transactions -- Omnibus Agreement."

BUSINESS STRATEGIES

     The primary objective of our business strategies is to increase distributable cash flow per unit. Our business strategies include:

     SUSTAINING HIGH LEVELS OF THROUGHPUT AND CASH FLOW. Our base strategy is to sustain our current levels of throughput and cash flow, which will provide a strong platform for the future growth of our transportation, terminalling, and storage business. Accordingly, we intend to continue to invest in our existing pipeline, terminalling, and storage assets in order to maintain and increase the current capacity and throughput of our pipelines. In order to ensure stable throughput of crude oil and refined products for our pipelines, we have established what we believe are competitive tariff rates for our pipelines, and we have also entered into a seven-year agreement with Ultramar Diamond Shamrock governing the transportation of the crude oil supplied to and refined products shipped from its McKee, Three Rivers, and Ardmore refineries.


     INCREASING THROUGHPUT IN OUR EXISTING PIPELINES AND SHIFTING VOLUMES TO HIGHER TARIFF PIPELINES. We have available capacity in all of our existing pipelines. In 1999, we averaged 59% capacity utilization in our crude oil pipelines and 61% capacity utilization in our refined product pipelines. Over time, we believe the strong refined product demand growth in the southwestern and Rocky Mountain regions of the United States will allow us to shift some refined product throughput to our higher tariff, long-distance refined product pipelines from some of our lower tariff refined product pipelines. In addition, we expect Ultramar Diamond Shamrock to increase the capacity and throughput at the McKee refinery to supply a part of this growing refined product demand and to transport the resulting increased barrels of crude oil and other raw materials and refined products through our pipelines. In the future, depending on market conditions, we may also have the opportunity to transport through our pipelines crude oil and refined products that are currently transported through pipelines retained by Ultramar Diamond Shamrock and to transport additional third-party barrels.


     INCREASING OUR PIPELINE CAPACITY THROUGH EXPANSIONS AND NEW
CONSTRUCTION. We are continually evaluating opportunities to increase capacity in our existing pipelines by adding pumping stations or horsepower to existing pumping stations or increasing pipeline diameter to keep pace with increases in crude oil and refined product demand. Since 1990, we have increased our aggregate crude oil pipeline capacity by 90,000 barrels per day and our aggregate refined product pipeline capacity by over 220,000 barrels per day through an acquisition, expansion projects, and the construction of new pipelines. Recently we completed an expansion project to increase the capacity of our McKee to Colorado Springs refined product pipeline by 20,000 barrels per day. Ultramar Diamond Shamrock plans to construct a new pipeline from our Laredo Terminal to Nuevo Laredo, Mexico to supply refined product to the market in Nuevo Laredo and the surrounding area. At our option, Ultramar Diamond Shamrock has agreed to transfer this pipeline to us for approximately $5.7 million upon completion, which is expected to occur during the second half of 2001. In addition, by the end of the first quarter of 2002, we intend to exercise our option to purchase a crude oil pipeline and related storage facility at Wichita Falls, Texas for $64 million that supply a significant portion of the crude oil processed at Ultramar Diamond Shamrock's McKee refinery and to purchase newly constructed crude oil tankage for approximately $6.5 million at Ringgold, Texas, which is part of the system supplying crude oil to Ultramar Diamond Shamrock's Ardmore refinery. We will also consider extending existing refined product pipelines or constructing new refined product pipelines to meet rising refined product demand that Ultramar Diamond Shamrock intends to supply in high growth areas in the southwestern and Rocky Mountain regions of the United States.


     PURSUING SELECTIVE STRATEGIC AND ACCRETIVE ACQUISITIONS THAT COMPLEMENT OUR EXISTING ASSET BASE. We plan to actively pursue opportunities that may arise to purchase logistics assets that can increase our cash flow per unit. In September 1997, as part of Ultramar Diamond Shamrock's acquisition of Total Petroleum (North America) Ltd., we acquired the pipelines supplying crude oil to and transporting refined products from the Ardmore refinery. As a result, the aggregate average daily throughput in our crude oil pipelines increased 14% for the fourth quarter of 1997 over 1996's average daily throughput and the aggregate average daily throughput in our refined product pipelines increased 66% for the fourth quarter of 1997 over 1996's average daily throughput. We believe future acquisition opportunities may include assets acquired by Ultramar Diamond Shamrock after the offering and some of the pipeline assets retained by Ultramar Diamond Shamrock at closing as well as assets owned by third parties. We expect that the assets to be acquired may include pipeline assets, terminal and storage facilities, and other logistics assets that we believe will contribute to the successful execution of our business strategies.


     CONTINUING TO IMPROVE OUR OPERATING EFFICIENCY. We aggressively monitor and control our cost structure. We have been able to implement cost saving initiatives such as utilizing chemical additives to reduce friction in some of our pipelines and by aggressively negotiating more favorable rate structures with our power providers. Over the last five years, these cost-saving initiatives have resulted in savings in excess of $5 million. We intend to continue to make investments to improve our operations and pursue cost saving initiatives.

COMPETITIVE STRENGTHS

     We believe we are well positioned to successfully execute our business strategies due to the following competitive strengths:


     WE HAVE A UNIQUE STRATEGIC RELATIONSHIP WITH ULTRAMAR DIAMOND SHAMROCK'S REFINING AND MARKETING OPERATIONS. Our pipelines, terminals, and storage facilities were built by Ultramar Diamond Shamrock to provide the most efficient and cost-effective transportation and logistics services to the refining and marketing operations they serve in the southwestern and Rocky Mountain regions of the United States. Pipeline transportation is the most efficient and cost effective mode of transportation of petroleum commodities over long and intermediate distances to inland markets. Truck and rail are traditionally more competitive only on short-haul transport. Our pipelines, which are directly connected to Ultramar Diamond Shamrock's McKee, Three Rivers and Ardmore refineries, provide the most competitive access to crude oil and other raw materials for these refineries, and for distribution of the refined products produced at these refineries to Ultramar Diamond Shamrock's markets in Texas, Oklahoma, Colorado, New Mexico, and Arizona because there are no other significant pipelines that directly connect these refineries to sources of crude oil, markets for refined products and third party pipelines, other than the pipelines being retained by Ultramar Diamond Shamrock and with respect to which we have an option to purchase as described under "Business -- Recently Completed and Planned Expansion Projections -- Planned Expansion Projects." Further, our pipelines are most competitive because they are already connected to these refineries. New pipelines would require extensive capital investments and would most likely not be competitive if they were also required to produce a fair return to the investor. In 1999, the McKee, Three Rivers, and Ardmore refineries obtained approximately 75% of their crude oil and other feedstocks through our crude oil pipelines and transported approximately 75% of their refined products through our refined product pipelines.


     In addition, Ultramar Diamond Shamrock has committed to use our pipelines to ship 75% of the crude oil shipped to and 75% of the refined product shipped from the McKee, Three Rivers, and Ardmore refineries and to use our refined product terminals for 57% of the refined products produced at these refineries. Further, Ultramar Diamond Shamrock has a significant economic incentive to see that our pipeline, terminalling, and storage assets are managed in the best interests of unitholders because, as the ultimate parent of our general partner and other affiliates, it will indirectly own an aggregate 75.5% limited partner interest in us and Shamrock Logistics Operations.

     WE PROVIDE ULTRAMAR DIAMOND SHAMROCK WITH STRATEGIC LINKS TO GROWING MARKETS. Our refined product pipelines serve Ultramar Diamond Shamrock's marketing operations in the southwestern and Rocky Mountain regions of the United States. These operations are concentrated in metropolitan areas in the states of Texas, Colorado, New Mexico, and Arizona that are expected to exceed the national average of projected cumulative population growth for the years 2000 through 2010. In addition, we expect the projected above-average population growth in these markets, which are directly or, in the case of Arizona, indirectly linked to our operations, to result in increased demand for gasoline and diesel. In 1999, gasoline and distillates (which includes diesel and jet fuel) represented, in the aggregate, approximately 83% of the throughput we transported through our refined product pipelines. We believe that any increase of refined products sold by Ultramar Diamond Shamrock into these markets will directly result in increased throughput for our refined product pipelines.

     WE BELIEVE OUR PIPELINE, TERMINALLING, AND STORAGE ASSETS ARE MODERN, EFFICIENT, AND WELL MAINTAINED. Approximately 50% of our total pipeline ownership mileage has been built since 1990. The remainder of our pipeline, terminalling, and storage assets have been built at various times since 1954, but have been continually upgraded and are kept in excellent operating condition. We have spent over $15 million since 1994 to maintain and upgrade our pipeline, terminalling, and storage assets. All of our crude oil and refined product pipelines are operated via satellite communications systems from one of our two control centers. The control centers operate with state-of-the-art computer systems designed to automatically detect leaks and to continuously monitor real time operational data, including crude oil and refined product quantities, flow rates, and pressures.


     OUR PIPELINES HAVE AVAILABLE CAPACITY WHICH PROVIDES US THE OPPORTUNITY TO INCREASE THROUGHPUT AND DISTRIBUTABLE CASH FLOW FROM EXISTING ASSETS. We have available capacity in all of our existing pipelines; in 1999, we averaged 59% capacity utilization in our crude oil pipelines and 61% capacity utilization in our refined product pipelines. Any increased throughput that utilizes available capacity or any shift of throughput to higher tariff, long-haul pipelines will have a positive effect on our net income and distributable cash flow because a major portion of the operating costs associated with our pipelines are fixed.

     WE HAVE THE FINANCIAL FLEXIBILITY TO PURSUE EXPANSION AND ACQUISITION OPPORTUNITIES. Concurrently with the closing of this offering, we will enter into a $125 million revolving credit facility under which we expect to have borrowing capacity of approximately $61 million immediately after the closing of this offering. In addition, we believe we have additional debt capacity beyond that available under the revolving credit facility. In combination with our ability to issue new partnership units, we have significant resources to finance strategic expansion and acquisition opportunities.

     OUR GENERAL PARTNER HAS AN EXPERIENCED MANAGEMENT TEAM. Our general partner's senior management team has an average of approximately 20 years of industry experience. In order to provide incentives to management and to align their economic interests with those of common unitholders, the general partner intends to adopt short-, intermediate- and long-term incentive plans under which common units will be awarded to executive officers of the general partner and employees of Ultramar Diamond Shamrock performing key functions for our operations. In addition, we expect that Ultramar Diamond Shamrock will pay bonuses to the general partner's executive officers based on our financial performance.

PIPELINE OPERATIONS

     We have an ownership interest in eight crude oil pipelines with an aggregate length of 509.8 miles and 18 refined product pipelines with an aggregate length of 2,819.7 miles. We currently operate all of these pipelines except for:

     - the McKee to Denver (Phillips) refined product pipeline in which we have a minority ownership interest and which is operated by the Phillips Petroleum Company; and

     - the Hooker to Clawson segment of the Hooker to McKee crude oil pipeline in which segment we have a 50% ownership interest and which is operated by the Jayhawk Pipeline Company.

     On each of the pipelines, only Ultramar Diamond Shamrock transports crude oil and refined products on the capacity attributable to our ownership interest except for:

     - the Amarillo to Albuquerque refined product pipeline, on which Equiva Trading Company also transports refined products through our share of the pipeline's capacity; and

     - the Amarillo to Abernathy refined product pipeline, on which Phillips Texas Pipeline Company also transports refined products through our share of the pipeline's capacity.

     On the pipelines where we own less than a 100% ownership interest, we fund capital expenditures in proportion to our respective ownership percentages.


     The term throughput as used in this prospectus generally refers to the crude oil or refined product barrels, as applicable, that pass through each pipeline, even if those barrels also are transported in another of our pipelines for which we received a separate tariff. In the case of each of the Clawson to McKee, Ringgold to Wasson, McKee to Colorado Springs and McKee to Amarillo pipelines, the pipeline transports barrels relating to two tariff rates, one of which begins at this pipeline's origin and ends at this pipeline's destination and one of which is a longer tariff route with an origin or destination in another pipeline of ours which connects to this pipeline. Throughput for those pipelines reflect only the barrels subject to the tariff route beginning at the pipeline's origin and ending at the pipeline's destination. To accurately determine the actual capacity utilization of those pipelines, as well as aggregate capacity utilization, all barrels passing through the pipelines have been taken into account for purposes of calculating capacity utilization.

  CRUDE OIL PIPELINES

     Our crude oil pipelines deliver crude oil and other raw materials, such as gas oil and normal butane, from various points in Texas, Oklahoma, Kansas, and Colorado to Ultramar Diamond Shamrock's McKee, Three Rivers, and Ardmore refineries. Since 1995, throughput on our crude oil pipelines, including the effect of acquisitions, has increased at an average annual rate of 17% per year. The table below sets forth the average daily number of barrels of crude oil we transported through our crude oil pipelines, in the aggregate, in each of the periods presented. The increase in throughput for the year 1997 is primarily attributable to the acquisition of the Ringgold to Wasson, the Healdton to Ringling, and the Wasson to Ardmore crude oil pipelines in September 1997. The throughput set forth below for 1997 reflects the average daily throughput in those crude oil pipelines from the date of the acquisition through the end of the year.

                                                                     AGGREGATE THROUGHPUT
                                              ------------------------------------------------------------------
                                                                        (barrels/day)
                                                          YEAR ENDED DECEMBER 31,               SIX MONTHS ENDED
                                              -----------------------------------------------       JUNE 30,
                                               1995      1996      1997      1998      1999           2000
                                               ----      ----      ----      ----      ----     ----------------
Crude oil...................................  152,681   169,960   296,599   279,140   288,053       299,525

     The following table sets forth, for each of our crude oil pipelines, the origin and destination, length in miles (not adjusted for ownership percentage), ownership percentage, capacity, throughput, and capacity utilization for the year ended December 31, 1999 and for the six months ended June 30, 1999 and 2000. Additional information regarding each crude oil pipeline is contained in the text following the table.

                                                                      YEAR ENDED             SIX MONTHS ENDED JUNE 30,
                                                                     DECEMBER 31,           ---------------------------
                                                                         1999                          1999
                                                              ---------------------------   ---------------------------
                                                                               CAPACITY                      CAPACITY
ORIGIN AND DESTINATION  LENGTH    OWNERSHIP     CAPACITY       THROUGHPUT     UTILIZATION    THROUGHPUT     UTILIZATION
----------------------  ------    ---------     --------       ----------     -----------    ----------     -----------
                        (miles)               (barrels/day)   (barrels/day)                 (barrels/day)
Cheyenne Wells, CO to
 McKee................   252.2       100%         17,500          11,045          63%           11,067          63%
Dixon, TX to McKee....    44.2       100%         85,000          61,110          72%           62,499          74%
Hooker, OK to Clawson,
 TX(1)................    30.8        50%         22,000           8,012          36%            8,120          37%
Clawson, TX to
 McKee(2).............    40.7       100%         36,000          19,152          75%           19,754          77%
Corpus Christi, TX to
 Three Rivers.........    69.7       100%        120,000          80,594          67%           81,635          68%
Ringgold, TX to
 Wasson, OK(2)........    44.2       100%         90,000          30,086          40%           35,578          42%
Healdton, OK to
 Ringling, OK.........     3.5       100%         52,000           5,893          11%            2,125           4%
Wasson, OK to
 Ardmore..............    24.5(3)    100%         90,000          72,161          80%           69,692          77%
                        ------                   -------         -------                       -------
                         509.8                   512,500         288,053          59%          290,470          59%
                        ======                   =======         =======                       =======

                         SIX MONTHS ENDED JUNE 30,
                        ---------------------------
                                   2000
                        ---------------------------
                                         CAPACITY
ORIGIN AND DESTINATION   THROUGHPUT     UTILIZATION
----------------------   ----------     -----------
                        (barrels/day)
Cheyenne Wells, CO to
 McKee................      11,322          65%
Dixon, TX to McKee....      63,878          75%
Hooker, OK to Clawson,
 TX(1)................       5,488          25%
Clawson, TX to
 McKee(2).............      15,882          59%
Corpus Christi, TX to
 Three Rivers.........      86,266          72%
Ringgold, TX to
 Wasson, OK(2)........      27,358          46%
Healdton, OK to
 Ringling, OK.........      14,089          27%
Wasson, OK to
 Ardmore..............      75,242          84%
                           -------
                           299,525          62%
                           =======


---------------

(1) We receive a split tariff with respect to 100% of the barrels transported in the Hooker to Clawson segment, notwithstanding our 50% ownership interest. Accordingly, the capacity, throughput and capacity utilization are given with respect to 100% of the pipeline.


(2) This pipeline transports barrels relating to two tariff routes, one of which begins at this pipeline's origin and ends at this pipeline's destination and one of which is a longer tariff route with an origin or destination on another pipeline of ours which connects to this pipeline. Throughput disclosed above for this pipeline reflects only the barrels subject to the tariff route beginning at this pipeline's origin and ending at this pipeline's destination. To accurately determine the actual capacity utilization of the pipeline, as well as aggregate capacity utilization, all barrels passing through the pipelines have been taken into account for purposes of calculating capacity utilization.


(3) Represents combined length of two pipelines.

     Cheyenne Wells to McKee. The Cheyenne Wells to McKee crude oil pipeline is a 252.2-mile, 6-inch diameter pipeline with 17,500 barrels per day of total capacity. The pipeline originates in

Cheyenne Wells, Colorado and transports crude oil to the McKee refinery from gathering systems owned by Ultramar Diamond Shamrock and third party pipelines in eastern Colorado and southwestern Kansas. The pipeline has an additional 5.5-mile section which originates in southwestern Kansas and intersects with the pipeline just north of Sturgis, Oklahoma. We are the sole owner of this pipeline. Ultramar Diamond Shamrock is currently the only shipper. The pipeline is subject to the regulatory jurisdiction of the FERC. The pipeline was constructed in 1969.

     Dixon to McKee. The Dixon to McKee crude oil pipeline is a 44.2-mile pipeline, which consists of 28.4 miles of 14-inch diameter pipe and 15.8 miles of 16-inch diameter pipe. The pipeline has a total capacity of 85,000 barrels per day. The pipeline originates at the Dixon Pump Station in Borger, Texas and transports crude oil to the McKee refinery from third party crude oil pipelines and gathering systems in the Texas panhandle. We are the sole owner of this pipeline. Ultramar Diamond Shamrock is currently the only shipper. The pipeline is subject to the regulatory jurisdiction of the Texas Railroad Commission. The pipeline was constructed in 1979.

     Hooker to Clawson to McKee. The Hooker to Clawson to McKee crude oil pipeline is a 71.5-mile, 8-inch diameter, pipeline originating in Hooker, Oklahoma, passing through Clawson, Texas, and terminating at the McKee refinery. The pipeline has two segments: the 30.8-mile Hooker to Clawson segment and the 40.7-mile Clawson to McKee segment. We have a 50% interest in the Hooker to Clawson segment, with the remaining 50% owned by Jayhawk Pipeline Company, which operates that segment. We are the sole owner of the Clawson to McKee segment. The Hooker to Clawson segment has a total capacity of 22,000 barrels per day. The Clawson to McKee segment has a total capacity of 36,000 barrels per day. The pipeline transports crude oil to the McKee refinery from third party gathering systems in Oklahoma, Kansas, and the Texas panhandle. We have established two tariffs for crude oil transported on the pipeline: one for crude oil transported from Hooker to McKee, and the other for crude oil transported from Clawson to McKee. The Hooker to McKee tariff is a "joint" tariff which we split with Jayhawk Pipeline Company with respect to all barrels transported on the Hooker to Clawson segment. Ultramar Diamond Shamrock has access to Jayhawk's unused capacity on the Hooker to Clawson segment at the established tariff rate. Ultramar Diamond Shamrock is currently the only shipper on each segment. The pipeline is subject to the regulatory jurisdiction of the FERC. The Clawson to McKee segment was constructed in 1957 and the Hooker to Clawson segment was constructed in 1990.

     Corpus Christi to Three Rivers. The Corpus Christi to Three Rivers crude oil pipeline is a 69.7-mile, 16-inch diameter pipeline with 120,000 barrels per day of total capacity. The pipeline originates at our Corpus Christi crude oil storage facility and transports primarily foreign crude oil offloaded from ocean-going vessels at the crude oil storage facility to the Three Rivers refinery. We are the sole owner of the pipeline. Ultramar Diamond Shamrock is currently the only shipper. The pipeline is subject to the regulatory jurisdiction of the Texas Railroad Commission. The pipeline was constructed in 1994.

     Ringgold to Wasson. The Ringgold to Wasson crude oil pipeline is a 44.2-mile, 16-inch diameter pipeline with 90,000 barrels per day of total capacity. The pipeline originates in Ringgold, Texas and passes through the Ringling junction in Ringling, Oklahoma before terminating at our crude oil storage facility in Wasson, Oklahoma. The pipeline transports crude oil to Wasson from Ringgold, where it connects a common carrier pipeline that delivers crude oil from the Permian Basin in western Texas and the Texas Gulf Coast. We are the sole owner of this pipeline. Ultramar Diamond Shamrock is currently the only shipper. The pipeline is subject to the regulatory jurisdiction of the FERC. The pipeline segment from Ringling junction to Wasson was built in 1993 and extended from Ringling junction to Ringgold in 1995.

     Healdton to Ringling. The Healdton to Ringling crude oil pipeline is a 3.5-mile, 12-inch diameter pipeline with 52,000 barrels per day of total capacity. The pipeline originates at the

Amoco Station in Healdton, Oklahoma and transports crude oil from a common carrier crude oil pipeline in southern Oklahoma to the Ringling junction where it connects to the Ringgold to Wasson crude oil pipeline. However, the tariff we receive on this pipeline covers the transportation of crude oil all the way from Healdton to Wasson. We are the sole owner of this pipeline. Ultramar Diamond Shamrock is currently the only shipper. The pipeline is subject to the regulatory jurisdiction of the FERC. The pipeline was constructed in 1996.

     Wasson to Ardmore. The Wasson to Ardmore crude oil pipelines consist of a 15-mile, 8- and 10-inch diameter pipeline and a 9.5-mile, 8-inch diameter pipeline. The longer pipeline runs the entire distance from Wasson to the Ardmore refinery, while the shorter pipeline runs parallel to it for 9.5 miles from Wasson to an interconnection with the longer pipeline, where the crude oil shipped on the shorter pipeline feeds into the longer pipeline for transport over the remaining distance to the refinery. The pipelines have a combined total capacity of 90,000 barrels per day. The pipelines originate at our crude oil storage facility in Wasson, Oklahoma and transport crude oil from Wasson to the Ardmore refinery in Ardmore, Oklahoma. We are the sole owner of these pipelines. Ultramar Diamond Shamrock is currently the only shipper. The pipelines are subject to the regulatory jurisdiction of the FERC. The 15-mile pipeline was constructed in 1984 and the 9.5-mile pipeline was constructed in 1991.

  REFINED PRODUCT PIPELINES

     Our refined product pipelines transport refined products from Ultramar Diamond Shamrock's McKee, Three Rivers, and Ardmore refineries, directly or indirectly, to markets in Texas, Oklahoma, Colorado, New Mexico, and Arizona. The refined products transported on these pipelines include conventional gasoline, federal specification reformulated gasoline, other oxygenated gasolines, distillates (including high- and low-sulfur diesel and jet fuel), natural gas liquids (such as propane and butane), blendstocks, and petrochemical raw materials such as toluene, xylene, and raffinate. Blendstocks are intermediate products in the refining process that are used as raw materials by other refineries. Toluene, xylene, and raffinate are raw materials used by petrochemical plants in the manufacture of diverse products such as styrofoam, nylon, plastic bottles, and foam cushions. In 1999, gasoline and distillates represented approximately 55% and 28%, respectively, of the total throughput in our refined product pipelines.

     Since 1995, throughput for our refined product pipelines, including acquisitions, has increased at an average annual rate of 12% per year. The table below sets forth the average daily number of barrels of refined products we transported through our refined product pipelines, in the aggregate, in each of the periods presented. We acquired the Ardmore to Wynnewood refined product pipeline in September 1997. In the case of that pipeline, the throughput set forth below for 1997 reflects the average daily throughput from the date of the acquisition through the end of the year.

                                                                  AGGREGATE THROUGHPUT
                                            ----------------------------------------------------------------
                                                                     (BARRELS/DAY)
                                                        YEAR ENDED DECEMBER 31,                 SIX MONTHS
                                            -----------------------------------------------   ENDED JUNE 30,
                                             1995      1996      1997      1998      1999          2000
                                             ----      ----      ----      ----      ----     --------------
Refined products..........................  190,649   216,954   263,210   274,409   302,390      317,752

     The following table sets forth, for each of our refined product pipelines, the origin and destination, length in miles (not adjusted for ownership percentage), ownership percentage, throughput, capacity, and capacity utilization for the year ended December 31, 1999 and the six months ended June 30, 1999 and 2000. Additional information regarding each refined product pipeline is contained in the text following the table. In instances where we own less than 100% of a pipeline, our ownership percentage is indicated, and the capacity, throughput, and capacity utilization information reflect only our ownership interest in these pipelines.


                                                                                            DECEMBER 31,
                                                                                                1999
                                                                                     ---------------------------
                                                                                                      CAPACITY
ORIGIN AND DESTINATION                         LENGTH    OWNERSHIP     CAPACITY       THROUGHPUT     UTILIZATION
----------------------                         ------    ---------     --------       ----------     -----------
                                               (miles)               (barrels/day)   (barrels/day)
McKee to El Paso, TX.........................   407.7       67%          40,000          33,688          84%
McKee to Colorado Springs, CO(1).............   256.4      100%          32,000(4)       15,061          73%(4)
Colorado Springs, CO to Airport..............     1.7      100%          12,000           1,488          12%
Colorado Springs to Denver, CO...............   100.6      100%          32,000           8,283          26%
McKee to Denver, CO (Phillips)...............   321.1       30%          12,450          10,752          86%
McKee to Amarillo, TX (6")(1)(2).............    49.1      100%          51,000          38,541          85%
McKee to Amarillo, TX (8")(1)(2).............    49.1      100%
Amarillo, TX to Abernathy, TX................   102.1       39%           9,288           7,533          81%
Amarillo, TX to Albuquerque, NM..............   292.7       50%          16,083          12,558          78%
McKee to Skellytown, TX......................    52.8      100%          52,000           9,169          18%
Skellytown, TX to Mont Belvieu, TX (Skelly-
 Belvieu)....................................   571.2       50%          26,000          16,486          63%
Three Rivers to San Antonio, TX..............    81.1      100%          33,600          27,819          83%
Three Rivers to Laredo, TX...................    98.1      100%          16,800          14,743          88%
Three Rivers to Corpus Christi, TX...........    71.6      100%          15,000           6,061          40%
Three Rivers to Pettus, TX (12").............    28.8      100%          24,000          18,859          79%
Three Rivers to Pettus, TX (8")..............    28.8      100%          15,000           6,047          40%
Ardmore to Wynnewood, OK.....................    31.1      100%          90,000          54,833          61%
El Paso, TX to Kinder Morgan.................    12.1       67%          40,000          20,469          51%
Other refined product pipelines(3)...........   263.6       50%             N/A             N/A         N/A
                                               -------                  -------         -------
                                               2,819.7                  517,221         302,390          61%
                                               =======                  =======         =======

                                                               SIX MONTHS ENDED JUNE 30,
                                               ---------------------------------------------------------
                                                          1999                          2000
                                               ---------------------------   ---------------------------
                                                                CAPACITY                      CAPACITY
ORIGIN AND DESTINATION                          THROUGHPUT     UTILIZATION    THROUGHPUT     UTILIZATION
----------------------                          ----------     -----------    ----------     -----------
                                               (barrels/day)                 (barrels/day)
McKee to El Paso, TX.........................      31,406          79%           38,017          95%
McKee to Colorado Springs, CO(1).............      13,788          73%(4)        13,515          65%(4)
Colorado Springs, CO to Airport..............       1,376          11%            1,428          12%
Colorado Springs to Denver, CO...............       9,420          29%            7,199          22%
McKee to Denver, CO (Phillips)...............      10,918          88%           11,920          96%
McKee to Amarillo, TX (6")(1)(2).............      36,190          80%           36,266          81%
McKee to Amarillo, TX (8")(1)(2).............
Amarillo, TX to Abernathy, TX................       7,791          84%            6,261          67%
Amarillo, TX to Albuquerque, NM..............      12,367          77%           12,371          77%
McKee to Skellytown, TX......................      10,259          20%            9,886          19%
Skellytown, TX to Mont Belvieu, TX (Skelly-
 Belvieu)....................................      16,278          63%           18,834          72%
Three Rivers to San Antonio, TX..............      28,613          85%           27,396          82%
Three Rivers to Laredo, TX...................      14,431          86%           16,321          97%
Three Rivers to Corpus Christi, TX...........       5,257          35%            6,582          44%
Three Rivers to Pettus, TX (12").............      20,150          84%           18,090          75%
Three Rivers to Pettus, TX (8")..............       6,404          43%           13,275          89%
Ardmore to Wynnewood, OK.....................      53,028          59%           55,571          62%
El Paso, TX to Kinder Morgan.................      19,455          49%           24,820          62%
Other refined product pipelines(3)...........         N/A         N/A               N/A         N/A
                                                  -------                       -------
                                                  297,131          60%          317,752          64%
                                                  =======                       =======


---------------


(1) This pipeline transports barrels relating to two tariff rates, one of which begins at this pipeline's origin and ends at this pipeline's destination and one of which is a longer tariff route with an origin or destination on another pipeline of ours which connects to this pipeline. Throughput disclosed above for this pipeline reflects only the barrels subject to the tariff route beginning at this pipeline's origin and ending at this pipeline's destination. To accurately determine the actual capacity utilization of the pipeline, as well as aggregate capacity utilization, all barrels passing through the pipelines have been taken into account for purposes of calculating capacity utilization.


(2) The throughput, capacity, and capacity utilization information listed opposite the McKee to Amarillo 6-inch pipeline includes both McKee to Amarillo pipelines on a combined basis.

(3) Represents the idle looped 6-inch sections of the Amarillo to Albuquerque refined product pipeline.

(4) Effective March 31, 2000, the McKee to Colorado Springs refined product pipeline expansion was completed, increasing the capacity to 52,000 barrels per day. The 1999 capacity utilization is based on a capacity of 32,000 barrels per day.

     McKee to El Paso. The McKee to El Paso refined product pipeline is a 407.7-mile, 10-inch diameter pipeline with 60,000 barrels per day of total capacity. The pipeline transports refined products from the McKee refinery to the El Paso terminal. We own a 66.67% interest in the pipeline, with the remaining 33.33% interest owned by Phillips Petroleum Company. Our share of the pipeline's capacity is 40,000 barrels per day. Approximately 60% of throughput in 1999 was transported on to the Arizona markets via the Kinder Morgan pipeline and approximately 40% was distributed from the El Paso terminal. Ultramar Diamond Shamrock is currently the only shipper on our share of the capacity. The pipeline is subject to the regulatory jurisdiction of the FERC. The pipeline was constructed in 1995, and was expanded in 1997 and again in 1999.

     We also own a 6-mile refined product pipeline connection from our El Paso terminal to the east line of Kinder Morgan's pipeline. The connection consists of two parallel pipelines, one 16 inches in diameter and the other 8 inches in diameter, which transport refined products from the El Paso terminal to Kinder Morgan's Santa Fe Pacific east pipeline for further transport to the

Arizona markets. We own a 66.67% interest in this connection, with the remaining 33.33% interest owned by Phillips Petroleum Company. Only the 16-inch line was used in 1999. The 8-inch line is used only to return product for staging batches into Kinder Morgan's Santa Fe Pacific east pipeline. Ultramar Diamond Shamrock is currently the only shipper on our share of the capacity of the connection. This connection was constructed in 1995.

     McKee to Colorado Springs to Denver. The McKee to Colorado Springs to Denver refined product pipeline is a 357.0-mile, 10-inch pipeline. The pipeline has two segments: a 256.4-mile segment from the McKee refinery to our Colorado Springs terminal with 52,000 barrels per day total capacity and a 100.6-mile segment from our Colorado Springs terminal to our Denver terminal with 32,000 barrels per day total capacity. The pipeline transports refined products from the McKee refinery to the two terminals. We are the sole owner of the pipeline. We also own a 1.7-mile intrastate pipeline connection with 12,000 barrels per day of total capacity that carries jet fuel from the Colorado Springs terminal to the Colorado Springs airport. Approximately 60% of throughput in 1999 was distributed from our Colorado Springs terminal and the balance was transported through to our Denver terminal over the Colorado Springs to Denver segment. The average throughput over the Colorado Springs to Denver segment in 1999 was 8,283 barrels per day, which represents 26% capacity utilization based on the 1999 capacity of 32,000 barrels per day. The average throughput over the pipeline running from the Colorado Springs terminal to the Colorado Springs airport was 1,488 barrels per day, which represents 12% capacity utilization, based on the 1999 capacity of 12,000 barrels per day. We receive two different tariffs for refined products transported on this pipeline: one for refined products transported from McKee to Colorado Springs and one for refined products transported from McKee to Denver. Ultramar Diamond Shamrock is currently the only shipper on both segments. The pipeline is subject to the regulatory jurisdiction of the FERC. The McKee to Colorado Springs segment of the pipeline was constructed beginning in 1994 and was recently expanded by 20,000 barrels per day to its current capacity of 52,000 barrels per day. The Colorado Springs to Denver segment was constructed in 1996.

     McKee to Denver (Phillips). The McKee to Denver (Phillips) refined product pipeline is a 321.1-mile pipeline, which consists of 266.1 miles of 8-inch diameter pipe and 55.0 miles of 12-inch diameter pipe. The pipeline transports refined products from Phillips' refinery in Borger, Texas and the McKee refinery to our and Phillips Petroleum Company's Denver terminals, which are adjacent to one another. The pipeline has a total capacity of 41,500 barrels per day. There is an initial segment of the pipeline which runs 45.0 miles from Borger to the McKee refinery in which we do not have an ownership interest. The first segment in which we have an interest runs 167.6 miles from the McKee refinery to La Junta, Colorado and the second segment runs 153.5 miles from La Junta, Colorado to the Denver terminals. We have a 35.44% interest in the McKee to La Junta segment and a 30% interest in the La Junta to Denver segment. Phillips Petroleum Company owns the remaining interests in these segments and operates the pipeline. Our share of the pipeline's capacity is effectively 12,450 barrels per day for both segments because we do not offload any refined products in La Junta. Ultramar Diamond Shamrock is currently the only shipper on our share of the pipeline's capacity. The pipeline is subject to the regulatory jurisdiction of the FERC. The pipeline was constructed in 1955.

     McKee to Amarillo. The McKee to Amarillo refined product pipelines consist of one 6-inch and one 8-inch diameter pipeline that run parallel 49.1 miles from the McKee refinery to our Amarillo terminal, with 51,000 barrels per day of combined total capacity. We are the sole owner of these pipelines. Throughput is distributed from our Amarillo terminal, transported on to Albuquerque, New Mexico and Abernathy, Texas via our Amarillo to Albuquerque and Amarillo to Abernathy refined product pipelines, and transported over a short refined product pipeline connection, in which we do not have an ownership interest, to a third-party end user. Ultramar Diamond Shamrock is currently the only shipper. The pipelines are subject to the regulatory jurisdiction of the Texas Railroad Commission. The 6-inch and 8-inch pipelines were constructed in 1954 and 1984, respectively.

     Amarillo to Abernathy. The Amarillo to Abernathy refined product pipeline is a 102.1-mile, 6-inch diameter pipeline with 24,000 barrels per day of total capacity. The pipeline transports refined products from our Amarillo terminal to our Abernathy terminal. We own 38.7% of the pipeline and operate the pipeline. Phillips Petroleum Company owns 33.3% of the pipeline and Texaco owns the remaining 28.0%. Our share of the pipeline's capacity is 9,288 barrels per day. Throughput attributable to our ownership interest is distributed from our Abernathy terminal. We do not receive a tariff for transportation from Amarillo to Abernathy; instead, we charge a tariff for transportation from the McKee refinery to Abernathy. Ultramar Diamond Shamrock and Phillips Petroleum Company both currently transport refined products on our share of the pipeline's capacity. The Texaco Pipeline Company transported refined products in our share of the pipeline's capacity in 1998. The pipeline is subject to the regulatory jurisdiction of the Texas Railroad Commission. The pipeline was constructed in 1955 and expanded in 1984.

     Amarillo to Albuquerque. The Amarillo to Albuquerque refined product pipeline is a 292.7-mile pipeline, which consists of 263.8 miles of 10-inch diameter pipe and 28.9 miles of 6-inch diameter pipe. The pipeline transports refined products from our Amarillo terminal to our Albuquerque terminal and has a total capacity of 32,166 barrels per day. We own a 50% interest in the pipeline, with the remaining 50% owned by Phillips Petroleum Company. Our share of the pipeline's capacity is 16,083 barrels per day. Throughput attributable to our ownership interest is ultimately distributed to end-users in the Albuquerque market area. This throughput was distributed from our Albuquerque terminal, delivered to Phillips Petroleum Company, and transported to the Navajo/Conoco terminal. Ultramar Diamond Shamrock and the Texaco Pipeline Company both currently transport refined products in our share of the pipeline's capacity. The pipeline is subject to the regulatory jurisdiction of the FERC. The pipeline was built in 1958 as a 6-inch diameter pipeline. We have been laying 10-inch diameter pipe along side the 6-inch diameter pipe in several expansions in 1991, 1995 and 1998.

     McKee to Skellytown. The McKee to Skellytown refined product pipeline is a 52.8-mile, 6-inch diameter pipeline with 52,000 barrels per day of total capacity. The pipeline transports natural gas liquids from the McKee refinery to Skellytown, Texas where it connects to the Skellytown to Mont Belvieu refined product pipeline. We are the sole owner of this pipeline. Throughput is transported to Mont Belvieu, Texas over the Skellytown to Mont Belvieu refined product pipeline. Ultramar Diamond Shamrock is currently the only shipper. The pipeline is subject to the regulatory jurisdiction of the FERC. The pipeline was constructed in 1969.

     Skellytown to Mont Belvieu. The Skellytown to Mont Belvieu refined product pipeline is a 571.2-mile, 8-inch diameter pipeline. The pipeline transports natural gas liquids from Skellytown, where it connects to the McKee to Skellytown refined product pipeline, to Mont Belvieu. The pipeline is owned by Skelly-Belvieu Pipeline Company, LLC, a Delaware limited liability company, in which we have a 50% ownership interest. The remaining 50% interest in the limited liability company is owned by Phillips Petroleum Company. Although we share the pipeline capacity evenly with Phillips Petroleum Company, either party may transport up to the total capacity of the pipeline. The pipeline has a total capacity of 52,000 barrels per day. Due to our 50% ownership of the Skelly-Belvieu Pipeline Company, our effective share of the pipelines' total capacity is 26,000 barrels per day. The Skelly-Belvieu Pipeline Company has established separate tariffs for each type of product transported through the pipeline. Throughput is transported to the Diamond-Koch terminal in Mont Belvieu, which is jointly owned by Koch Industries and Ultramar Diamond Shamrock, for storage prior to transportation to petrochemical plants on the Texas Gulf Coast. The pipeline is subject to the regulatory jurisdiction of the FERC. The pipeline was originally constructed in 1969 and 258 miles were replaced in 1992.

     Three Rivers to San Antonio. The Three Rivers to San Antonio refined product pipeline is an 81.1-mile, 8-inch diameter pipeline with 33,600 barrels per day of total capacity. The pipeline transports refined products from the Three Rivers refinery to our San Antonio terminal. We are the sole owner of this pipeline. Throughput is sold at our San Antonio terminal or transported through our connection to Koch Industries' San Antonio terminal. Ultramar Diamond Shamrock is the only shipper. The pipeline is subject to the regulatory jurisdiction of the Texas Railroad Commission. The pipeline was constructed in 1979.

     We have a connecting 12.1-mile, 8-inch pipeline, which extends from our terminal in San Antonio to Koch Industries' San Antonio terminal. We are the sole owner of the pipeline. The pipeline has a capacity of 33,600 barrels per day. Ultramar Diamond Shamrock is currently the only shipper. The pipeline is subject to the regulatory jurisdiction of the Texas Railroad Commission. The pipeline was constructed in 1990.

     Three Rivers to Laredo. The Three Rivers to Laredo refined product pipeline is a 98.1-mile, 8-inch diameter pipeline with 16,800 barrels per day of total capacity. The pipeline transports refined products from the Three Rivers refinery to our Laredo terminal. We are the sole owner of this pipeline. Throughput is transported to our Laredo terminal. A portion of the throughput is subsequently transported by truck from the Laredo terminal across the Mexican border to the Nuevo Laredo and northern Mexico markets. Ultramar Diamond Shamrock is currently the only shipper. The pipeline is subject to the regulatory jurisdiction of the Texas Railroad Commission. The pipeline was constructed in 1992.

     Three Rivers to Corpus Christi. The Three Rivers to Corpus Christi refined product pipeline is a 71.6-mile, 6-inch diameter pipeline with 15,000 barrels per day of total capacity. The pipeline transports toluene and xylene from the Three Rivers refinery to our Corpus Christi refined product terminal. We are the sole owner of the pipeline. Throughput is transported to our Corpus Christi refined product terminal for further shipment by boat to domestic and foreign chemical manufacturers. Ultramar Diamond Shamrock is currently the only shipper. The pipeline is subject to the regulatory jurisdiction of the Texas Railroad Commission. The pipeline was constructed in 1957 and expanded in 1980.

     Three Rivers to Pettus. The Three Rivers to Pettus refined product pipelines consist of one 8-inch and one 12-inch diameter pipeline which run parallel 28.8 miles from the Three Rivers refinery to Pettus Station at Pettus, Texas. The 12-inch pipeline transports gasoline and distillates and the 8-inch pipeline transports raffinate, distillates, and natural gas liquids (such as propane and butane) from the Three Rivers refinery to Pettus Station at Pettus, Texas where both pipelines connect to a common carrier pipeline. We are the sole owner of these pipelines. The total capacity of the 12-inch pipeline is 24,000 barrels per day, and the total capacity of the 8-inch pipeline is 15,000 barrels per day. Gasoline and distillate throughput in the 12-inch pipeline is transported over a common carrier pipeline to Coastal's San Antonio terminal and all of the throughput in the 8-inch pipeline is transported to various Corpus Christi destinations over common carrier pipelines. Ultramar Diamond Shamrock is currently the only shipper on both pipelines. The pipelines are subject to the regulatory jurisdiction of the Texas Railroad Commission. The 8-inch pipeline was constructed in 1976 and expanded in 1984 and the 12-inch pipeline was constructed in 1982.

     Ardmore to Wynnewood. The Ardmore to Wynnewood refined product pipeline is a 31.1-mile, 12-inch diameter pipeline with 90,000 barrels per day of total capacity. The pipeline transports refined products from the Ardmore refinery to Wynnewood, Oklahoma where it connects to a common carrier pipeline. We are the sole owner of this pipeline. Throughput is transported to markets in the Rocky Mountain region of the United States over a common carrier pipeline. We receive a "split" tariff for transportation of refined products from the Ardmore refinery to Wynnewood. The full tariff depends upon the ultimate destination to which the refined products are shipped over the common carrier pipeline. Ultramar Diamond Shamrock is currently the only shipper. The pipeline is subject to the regulatory jurisdiction of the FERC. The pipeline was constructed in 1975 and expanded in 1998.

RECENTLY COMPLETED AND PLANNED EXPANSION PROJECTS

     We believe that our pipeline systems are modern, efficient, and well-maintained. Approximately 50% of our total pipeline mileage has been constructed since 1990. In addition, the remaining pipelines have, in many cases, been expanded and upgraded since installation. Set forth below is a list of our significant recently completed and planned expansion projects.

  RECENTLY COMPLETED EXPANSION PROJECTS

     - McKee to El Paso. In 1997, we were the sole owner of this refined product pipeline, and at that time, it had a total capacity of 25,000 barrels per day. We increased horsepower in 1997 by adding new pump stations, expanding the pipeline's total capacity to 40,000 barrels per day. We subsequently sold a 25% interest in the pipeline to Phillips Petroleum Company. In 1999, we added more pump stations to further increase horsepower which expanded the pipeline's total capacity to 60,000 barrels per day. In August 1999, we sold an additional 8.33% interest in the pipeline and terminal to Phillips Petroleum Company, reducing our share of the total capacity on the pipeline to 66.67%, or 40,000 barrels per day. Our share of the cost of these expansions was approximately $14 million.

     - McKee to Colorado Springs to Denver. We recently added new pump stations and tanks along this refined product pipeline at the Colorado Springs terminal that will increase scheduling efficiency. Total capacity of the pipeline was increased from 32,000 barrels per day to 52,000 barrels per day on the McKee to Colorado Springs segment which will ultimately increase utilization of the Colorado Springs to Denver segment. As the sole owner, we bore the entire $5.8 million cost of the expansion.

     - Amarillo to Albuquerque. We and Phillips Petroleum Company each have a 50% ownership interest in this refined product pipeline. In 1995, the pipeline's total capacity was expanded from 17,000 barrels per day to 23,000 barrels per day by constructing a second, parallel 10-inch diameter pipeline along several segments of the 6-inch diameter pipeline. Our share of the cost of this expansion was $10 million. The pipeline was expanded again in 1998 by adding 10-inch diameter pipe along additional segments of the 6-inch diameter pipeline. The second expansion increased the pipeline's total capacity to 32,166 barrels per day. Our share of the cost of the second expansion was $6.3 million.

     - Ardmore to Wynnewood. In 1998, we increased the capacity on this refined product pipeline from 75,000 barrels per day to 90,000 barrels per day by adding pumps to an existing pump station to increase horsepower. As the sole owner, we bore the entire $1 million cost of the expansion.

  PLANNED EXPANSION PROJECTS

     - Wichita Falls to McKee Crude Oil Pipeline and Storage Facility. By the end of the first quarter of 2002, we intend to exercise our option to purchase for $64 million the crude oil pipeline from Wichita Falls, Texas to the Ultramar Diamond Shamrock refinery at McKee, Texas, along with related crude oil storage facilities. The McKee refinery receives 40%- 50% of its crude oil supply through the Wichita Falls line, the capacity of which is being expanded from 85,000 barrels per day to 110,000 barrels per day. We expect the throughput in the pipeline to increase as the McKee refinery's other inland sources of crude oil supply continue to decline.

     - Ringgold, Texas Storage Facility Expansion. By the end of the first quarter of 2002, we intend to purchase from Ultramar Diamond Shamrock for approximately $6.5 million crude oil storage facilities at Ringgold, Texas. These facilities are currently under construction and will enhance the crude oil supply system for the Ardmore and McKee refineries.

     - Nuevo Laredo, Mexico Pipeline. Ultramar Diamond Shamrock plans to construct a 19-mile pipeline from our Laredo, Texas refined products terminal to the refined products terminal operated by Pemex in Nuevo Laredo, Mexico. The new pipeline will supply refined products to the rapidly growing market in the Nuevo Laredo area, and will have a capacity to deliver 12,000 barrels per day. We intend to purchase this pipeline upon completion for approximately $5.7 million and expect to be operating it by the end of 2001. Ultramar Diamond Shamrock is currently negotiating a transportation agreement with an affiliate of Pemex and a product sales agreement with Pemex.

TERMINALLING AND STORAGE OPERATIONS

  CRUDE OIL STORAGE FACILITIES

     We do not generate separate revenue through our crude oil storage facilities. Instead, the costs associated with these facilities were considered in establishing the tariffs charged for transporting crude oil from the storage facilities to the refineries.

     Our crude oil storage facilities are designed to serve the needs of the McKee, Three Rivers, and Ardmore refineries. Our storage facilities have been designed to handle increasing throughput and varieties of foreign and domestic crude oil. These design attributes include:

     - multiple tanks to facilitate simultaneous handling of multiple crude oil varieties in accordance with normal pipeline batch sizes;

     - electronic switching systems connecting each tank to the main crude oil pipelines to facilitate efficient switching and, in some cases, blending between crude oil grades with minimal contamination.

     Our most significant crude oil storage asset is the marine-based Corpus Christi crude oil storage facility. It has a storage capacity of 1.6 million barrels of crude oil, which allows our customer, Ultramar Diamond Shamrock, to accept larger quantities delivered by tankers and more varieties of crude oil. The four tanks in this storage facility provide us with added flexibility in blending crude oil to achieve the optimal feedstock slate for the Three Rivers Refinery.

     The following table outlines our crude oil storage facilities' location, capacity, average throughput for the year ended December 31, 1999 and six months ended June 30, 1999 and 2000, number of tanks, and mode of receipt and delivery:

                                                                                            AVERAGE THROUGHPUT
                                                                                     ---------------------------------
                                                                                                        SIX MONTHS
                                                                 MODE        MODE     YEAR ENDED      ENDED JUNE 30,
                                                      NUMBER      OF          OF     DECEMBER 31,   ------------------
                                         CAPACITY    OF TANKS   RECEIPT    DELIVERY      1999        1999       2000
                                         --------    --------   -------    --------  ------------    ----       ----
                                         (barrels)                                        (barrels/day)
Corpus Christi, TX.....................  1,600,000      4       Marine     Pipeline     80,594       81,635     86,266
Dixon, TX..............................    240,000      3       Pipeline   Pipeline     61,110       62,499     63,878
Wasson, OK.............................    226,000      2       Pipeline   Pipeline     72,161       69,692     75,242
                                         ---------      --                             -------      -------    -------
        Total..........................  2,066,000      9                              213,865      213,826    225,386
                                         =========      ==                             =======      =======    =======

     Eighty-eight percent of our major crude oil storage facility assets, by shell capacity, have been built since 1990. The average throughput for our crude oil storage operations increased at an annual rate of 24% from 91,393 barrels per day in 1995 to 213,865 barrels per day in 1999.

  REFINED PRODUCT TERMINALS

     Our refined product terminalling operations generate revenue through a terminalling fee paid by customers, including Ultramar Diamond Shamrock and its affiliates. The fee is incurred when the refined products enter the terminal and includes the cost of transferring the refined products from the terminal to trucks. In addition, at the El Paso terminal effective January 1, 2000, we also began receiving an additional fee for transporting refined products through the connecting pipeline for injection into a third-party pipeline.

     Our terminals are modern and efficient. They have automated loading facilities available 24 hours a day. Billing of customers is electronically accomplished by our Fuels Automation and Nomination System (FANS). This automatic system provides for control of allocations, credit, and carrier certification by remote input of data by our customers. All terminals have an electronic monitoring and control system that monitors the effectiveness of the ground protection and vapor control and will cause an automated shut down of the terminal operations if necessary. For environmental and safety protection, all terminals (except our Abernathy terminal which is currently being modified) have primary vapor control systems consisting of flares, vapor combustors, or carbon absorption vapor recovery units.

     All terminal tanks and underground terminal piping are protected against corrosion. See "-- Safety and Maintenance." Tanks designed for gasoline are equipped with either internal or external floating roofs which minimize emissions and prevent potentially flammable vapor accumulation between fluid levels and the roof of the tank. All terminal facilities have facility response plans, spill prevention and control measures plans and other plans and programs to respond to emergencies.

     Many of our terminal loading racks are protected with water deluge systems activated by vapor sensors, heat sensors, or an emergency switch. Our Colorado Springs, El Paso and San Antonio terminals are also protected by foam systems to be activated in case of fire. The only terminal that stores and loads propane is El Paso. Our propane tanks are protected against fire hazards with a deluge system. This system automatically activates with heat sensors in the event of a fire. All terminals are subject to participation in a comprehensive environmental management plan to assure compliance with air, solid wastes, and wastewater regulations.

     Our Harlingen, Texas terminal does not directly connect to any of our pipelines; it handles refined products delivered by Ultramar Diamond Shamrock by barge.

     We own the property on which our terminals are located, except in Colorado Springs, Corpus Christi, and Harlingen, where the underlying real estate is subject to long-term operating leases.

     The following table outlines our refined product terminals' location, capacity, average throughput for the year ended December 31, 1999, number of tanks, and mode of receipt and delivery:

                                                                                        AVERAGE THROUGHPUT
                                                                               ------------------------------------
                                                                                YEAR ENDED      SIX MONTHS ENDED
                                                                               DECEMBER 31,         JUNE 30,
                                        NUMBER    MODE OF        MODE OF       ------------   ---------------------
LOCATION                   CAPACITY    OF TANKS   RECEIPT       DELIVERY           1999        1999        2000
--------                   --------    --------   -------       --------           ----        ----        ----
                           (barrels)                                                      (barrels/day)
Abernathy, TX............   172,000       13      Pipeline        Truck            5,094       4,995        5,255
Amarillo, TX.............   271,000       15      Pipeline   Truck/Pipeline       21,792      21,085       22,610
Albuquerque, NM..........   193,000       10      Pipeline   Truck/Pipeline       10,646      10,307       10,488
Denver, CO...............   111,000       10      Pipeline        Truck           17,233      15,944       16,155
Colorado Springs, CO.....   324,000        8      Pipeline   Truck/Pipeline       15,321      14,239       13,911
El Paso, TX (1)..........   346,684       22      Pipeline   Truck/Pipeline       35,661      34,333       41,601
Corpus Christi, TX.......   372,000       16      Pipeline   Marine/Pipeline       8,044       7,399       12,821
San Antonio, TX..........   221,000       10      Pipeline        Truck           20,081      19,586       19,340
Laredo, TX...............   203,000        6      Pipeline        Truck           14,687      14,545       16,331
Harlingen, TX............   314,000        7       Marine         Truck           12,781      13,823        9,921
                           ---------     ---                                     -------      -------     -------
        Total............  2,527,684     117                                     161,340      156,256     168,433
                           =========     ===                                     =======      =======     =======

---------------

(1) We have a 66.67% ownership interest in the El Paso refined product terminal. The capacity and throughput amounts represent the proportionate share of capacity and throughput attributable to our ownership interest. The throughput represents barrels distributed from the El Paso refined product terminal and deliveries to a third-party refined product pipeline.


     Thirty-five percent of our refined product terminalling assets, by capacity, have been built since 1990. The average throughput for our refined product terminalling operations increased at an annual rate of 10% from 109,506 barrels per day in 1995 to 161,340 barrels per day in 1999.


PIPELINE, STORAGE FACILITY, AND TERMINAL CONTROL OPERATIONS

     All of our crude oil and refined product pipelines are operated via satellite communication systems from one of two central control rooms located in San Antonio and McKee, Texas. The San Antonio control center primarily monitors and controls our refined product pipelines, and the McKee control center primarily monitors and controls our crude oil pipelines. Each control center can provide backup capability for the other, and each center is capable of monitoring and controlling all of our pipelines. There is also a backup control center located at our San Antonio refined product terminal approximately 25 miles from our primary control center in San Antonio.

     The control centers operate with modern, state-of-the-art System Control and Data Acquisition systems (SCADA). Both control centers are equipped with computer systems designed to continuously monitor real time operational data, including crude oil and refined product throughput, flow rates, and pressures. In addition, the control centers monitor alarms and throughput balances. The control centers operate remote pumps, motors, engines, and valves associated with the delivery of crude oil and refined products. The computer systems are designed to enhance leak-detection capabilities, sound automatic alarms if operational conditions outside of pre-established parameters occur, and provide for remote-controlled shutdown of pump stations on the pipelines. Pump stations, crude oil storage facilities, and meter-measurement points along the pipelines are linked by satellite or telephone communication systems for remote monitoring and control, which reduces our requirement for full-time on-site personnel at most of these locations.

     A number of our crude oil storage facilities and refined product terminals are also operated through our central control centers. Other crude oil storage facilities and refined product terminals are modern, automated facilities but are locally controlled.

SAFETY AND MAINTENANCE

     We perform scheduled maintenance on all of our pipelines and make repairs and replacements when necessary or appropriate. We attempt to control internal corrosion of the mainlines through the use of corrosion-inhibiting chemicals injected into the crude oil and refined products. External coatings and impressed-current cathodic protection systems are used to protect against external corrosion. We continuously monitor the effectiveness of our corrosion control programs. In addition, we monitor the structural integrity of selected segments of the pipelines through a program of periodic internal inspections using electronic "smart pig" instruments. Maintenance facilities containing equipment for pipe repairs, spare parts, and trained response personnel are strategically located along the pipelines and in concentrated operating areas. We believe that all of our pipelines have been constructed and are maintained in all material respects in accordance with applicable federal, state, and local laws and the regulations and standards prescribed by the American Petroleum Institute, the Department of Transportation, and accepted industry practice.

COMPETITION

     As a result of our physical integration with Ultramar Diamond Shamrock's refineries and our contractual relationship with Ultramar Diamond Shamrock, we believe that we will not face significant competition for barrels of crude oil transported to, and barrels of refined products transported from, the McKee, Three Rivers, and Ardmore refineries, particularly during the term of our pipelines and terminals usage agreement with Ultramar Diamond Shamrock. However, we face competition from other pipelines who may be able to supply our end-user markets with refined products on a more competitive basis. If Ultramar Diamond Shamrock reduced its retail sales of refined products or its wholesale customers reduced their purchases of refined products, the barrels transported through our pipelines would be reduced, which would cause a decrease in cash and revenues generated from our operations.


     We do not expect any competition from Ultramar Diamond Shamrock based on the retained assets described below under "-- Assets Retained by Ultramar Diamond Shamrock" since these assets are either in a different business, such as crude oil gathering, serve different markets or are currently idle or under construction and may be acquired by us within the next two years.


     The Texas and Oklahoma markets served by the refined product pipelines originating at the Three Rivers and Ardmore refineries are accessible by Texas Gulf Coast refiners through common carrier pipelines, with the exception of the Laredo, Texas and Nuevo Laredo, Mexico markets. In addition, the markets served by the refined product pipelines originating at the McKee refinery are also accessible by Texas Gulf Coast and Midwestern refiners through common carrier pipelines.

     We believe that high capital requirements, environmental considerations, and the difficulty in acquiring rights-of-way and related permits make it difficult for other companies to build competing pipelines in areas served by our pipelines. As a result, competing pipelines are likely to be built only in those cases in which strong market demand and attractive tariff rates support additional capacity in an area. Two additional refined product pipelines may serve our market areas:

     - The Longhorn Pipeline is a common carrier refined product pipeline with 70,000 barrels per day of initial capacity capable of delivering refined products from the Texas Gulf Coast to El Paso, Texas. Most of the pipeline has been constructed but is awaiting regulatory approval to commence operations. It is uncertain if and when this pipeline will commence operations. The pipeline is jointly owned by ExxonMobil, Williams Pipeline, BP Amoco, and several other minority participants. We expect that a portion of the refined products transported into the El Paso area in this pipeline will ultimately be transported into the Phoenix and Tucson, Arizona markets. As a result, Ultramar Diamond Shamrock's allocated capacity on Kinder Morgan's Santa Fe Pacific East pipeline, which transports refined products from El Paso to the Arizona markets, may be reduced. In addition, the increased supply of refined products entering the El Paso and Arizona markets through the Longhorn Pipeline may cause a decline in the demand for products from Ultramar Diamond Shamrock. These factors, in turn, might reduce the demand for transportation of refined products through the pipeline from McKee to El Paso.

     - The Aspen Pipeline, with an initial capacity of 65,000 barrels per day, was a joint venture project between Williams Pipeline and Equilon Pipeline Company LLC. Williams and Equilon have recently announced that the joint venture will be discontinued. The original project was planned to connect to Equilon's pipeline in West Texas to Salt Lake City, Utah. Refined products from the Texas Gulf Coast are transported in an existing Equilon pipeline to the point of origin in West Texas. Equilon announced that it would continue the southern portion of the Aspen project. The southern section would connect the Equilon pipeline in West Texas to Bloomfield, New Mexico with a new terminal near Albuquerque, New Mexico. We believe the southern section is scheduled to begin service in 2001. If completed, the southern section of the Aspen pipeline could cause a reduction in demand for the transportation of refined products through our Amarillo to Albuquerque refined product pipeline. The southern section of the Aspen Pipeline would cross two of our refined product pipelines, the McKee to El Paso pipeline and the Amarillo to Albuquerque pipeline.

     Given the expected increase in demand for refined products in the southwestern and Rocky Mountain market regions, we do not believe that these new pipelines, when fully operational, will have a material adverse effect on our financial condition or results of operations.

ULTRAMAR DIAMOND SHAMROCK'S REFINING AND MARKETING OPERATIONS

     Although we do not own or operate any refining or marketing assets, our pipelines systems are located within Ultramar Diamond Shamrock's refining and marketing supply chain. Accordingly, we have included the following discussion of Ultramar Diamond Shamrock's refining and marketing operations.

     Ultramar Diamond Shamrock is an independent refiner and marketer of high-quality refined products and convenience store merchandise in the central, southwest, and northeast regions of the United States, and eastern Canada. Its operations consist of refineries, convenience stores, pipelines and terminals, a home heating oil business, and related petrochemical and natural gas liquids operations. Ultramar Diamond Shamrock currently employs approximately 20,000 people. Ultramar Diamond Shamrock owns and operates seven refineries strategically located near its key markets:

     - McKee refinery located near Amarillo in north Texas;

     - Three Rivers refinery located near San Antonio in south Texas;

     - Ardmore refinery located near the Oklahoma/Texas border in south central Oklahoma;

     - Wilmington refinery located near Los Angeles in southern California;

     - Denver refinery located near Denver in eastern Colorado;

     - Quebec refinery located near Quebec City in Quebec, Canada; and

     - Avon refinery located in the San Francisco bay area of California.

     In the United States, Ultramar Diamond Shamrock markets refined products and a broad range of convenience store merchandise under the Diamond Shamrock(R), Beacon(R), Ultramar(R), and Total(R) brand names through a network of approximately 3,800 convenience stores across

17 central and southwest states. In the Northeast, Ultramar Diamond Shamrock markets refined products through approximately 1,200 convenience stores and 82 cardlocks. The Northeast operations include one of the largest retail home heating oil businesses in the northeastern region of North America, selling heating oil to approximately 250,000 households.

  REFINERIES

     Our pipelines deliver crude oil to and transport refined products from the McKee, Three Rivers, and Ardmore refineries owned by Ultramar Diamond Shamrock.

     McKee Refinery. The McKee refinery has a total capacity to process 170,000 barrels of crude oil and other materials per day, making it the largest refinery located between the Texas Gulf Coast and the West Coast. In 1999, its total throughput was 157,740 barrels per day, of which 58% was supplied by our crude oil pipelines. The refinery relies primarily on a varying blend of domestically produced sweet crude oil and gas oil for its raw material. The refinery produces primarily conventional gasoline, federal specification reformulated gasoline, other oxygenated gasolines, low-sulfur diesel meeting governmental specifications for on-road use, high-sulfur diesel, jet fuel, liquified petroleum gas and asphalt. In 1999, 68% of the refined products produced from the refinery were transported from the refinery through our refined product pipelines.

     The McKee refinery is a modern and efficient refinery. Since 1997, Ultramar Diamond Shamrock completed a number of upgrades, modifications, and expansion projects.

     As shown below, the refinery's total throughput, which includes crude oil and other feedstocks, has increased since 1995 by an aggregate throughput of 20,509 barrels per day.

                                               YEAR ENDED DECEMBER 31,                 SIX MONTHS
                                   -----------------------------------------------   ENDED JUNE 30,
                                    1995      1996      1997      1998      1999          2000
                                    ----      ----      ----      ----      ----     --------------
                                                          (barrels per day)
THROUGHPUT.......................  141,551   149,310   145,633   156,507   157,740      162,060

     The McKee refinery has access to crude oil from a number of sources, including the Texas panhandle, Oklahoma, southwestern Kansas and eastern Colorado through our crude oil pipelines and additional crude oil lines owned by subsidiaries of Ultramar Diamond Shamrock. The refinery is also connected by common carrier pipelines to a major crude oil center in Midland, Texas. It also has access through Ultramar Diamond Shamrock's Wichita Falls to McKee crude oil pipeline at the Wichita Falls crude oil storage facility to major common carrier pipelines that transport crude oil from the Texas Gulf Coast and major West Texas oil fields into the mid-continent region. Total storage capacity for crude oil and other raw materials at the McKee refinery is 520,000 barrels.

     Three Rivers Refinery. The Three Rivers refinery has a total capacity of 98,000 barrels per day. In 1999, its total throughput was 88,234 barrels per day, of which 91% was supplied by our Corpus Christi to Three Rivers crude oil pipeline. The refinery relies primarily on blends of predominantly sweet foreign crude oils as its feedstock. The refinery produces primarily conventional gasoline, high and low sulfur diesel, fuel oil, petrochemical products, LPG propane and jet fuel. In 1999, 83% of the refined products produced at the refinery were distributed from the refinery through our refined product pipelines.

     Since 1995 Ultramar Diamond Shamrock has completed a number of expansion projects at the Three Rivers refinery which increased the refinery's total throughput by an aggregate throughput of 15,288 barrels per day.

                                                           YEAR ENDED DECEMBER 31,
                                                  ------------------------------------------   SIX MONTHS ENDED
                                                   1995     1996     1997     1998     1999     JUNE 30, 2000
                                                   ----     ----     ----     ----     ----    ----------------
                                                                        (barrels per day)
THROUGHPUT......................................  77,028   87,223   85,884   91,996   88,234        92,316

     The Three Rivers refinery has access to crude oil from foreign sources delivered to the Texas Gulf Coast at the Corpus Christi crude oil storage facility, as well as crude oil from domestic sources. Our crude oil storage facility in Corpus Christi has a total storage capacity of 1.6 million barrels, and allows us to accept delivery of larger crude oil cargoes, decreasing the number of deliveries and related dockage expense. The Corpus Christi crude oil storage facility is connected to the Three Rivers refinery by our 69.7-mile crude oil pipeline which has a capacity of 120,000 barrels per day. The Three Rivers refinery also has access to South Texas crude oils through common carrier pipelines.

     Ardmore Refinery. The Ardmore refinery has a total capacity of 85,000 barrels per day. In 1999, its total throughput was 81,263 barrels per day, of which 89% was supplied by our crude oil pipelines. The refinery relies primarily on a variety of domestic and imported sweet and sour crude oils for its feedstock. The refinery produces primarily conventional gasolines, high and low sulfur diesel fuels, LPGs and asphalt. In 1999, 67% of the refined products produced at the refinery were transported from the refinery through our Ardmore to Wynnewood refined product pipeline.

     Ultramar Diamond Shamrock purchased the Ardmore Refinery from Total Petroleum (North America), Ltd. in September 1997.

     As shown below, the refinery's throughput has increased since 1995 by an aggregate throughput of 9,811 barrels per day.

                                                           YEAR ENDED DECEMBER 31,
                                                  ------------------------------------------   SIX MONTHS ENDED
                                                   1995     1996     1997     1998     1999     JUNE 30, 2000
                                                   ----     ----     ----     ----     ----    ----------------
                                                                        (barrels per day)
THROUGHPUT......................................  72,481   66,837   78,032   67,405   81,263        82,292

     The Ardmore refinery can also be supplied with crude oil by common carrier pipelines and trucking operations.

  MARKETING

     We believe that our pipeline, terminalling, and storage assets are well-positioned for future growth because these assets are located in attractive market regions and are associated with a significant participant in those market regions. We believe that the population growth and the growth in demand for refined products in the southwestern and Rocky Mountain regions of the United States will lead to increased throughput for our refined product and crude oil pipelines as Ultramar Diamond Shamrock's sales volumes of refined products in those markets continue to grow.

     The following table sets forth cumulative projected population growth for the years 2000 through 2010 in the indicated states and metropolitan areas as compared to the national average of 8.4%.

                                                               PROJECTED
                                                               POPULATION
                 STATE OR METROPOLITAN AREA                      GROWTH
                 --------------------------                    ----------
ARIZONA(1)..................................................      15.1%
  Phoenix(2)................................................      25.5%
  Tucson(2).................................................      20.8%
COLORADO(1).................................................      11.8%
  Colorado Springs(3).......................................      17.6%
  Denver(3).................................................      16.3%
NEW MEXICO(1)...............................................      15.9%
  Albuquerque(4)............................................      16.6%
OKLAHOMA(1).................................................       7.9%
TEXAS(1)....................................................      13.6%
  El Paso(5)................................................      21.1%
  Laredo(5).................................................      34.1%
  San Antonio(5)............................................      13.4%
National Average(1).........................................       8.4%

---------------

(1) Source: U.S. Department of Commerce, Economics and Statistics
    Administration, Bureau of the Census.

(2) Source: Arizona Department of Economic Security, Research Administration, Population Statistics Unit.

(3) Source: Colorado Department of Local Affairs.

(4) Source: Bureau of Business and Economic Research, University of New Mexico.

(5) Source: Texas State Data Center.

     Ultramar Diamond Shamrock is a retailer of gasoline, through branded and unbranded sales in each of Colorado, Texas, Oklahoma, New Mexico, and Arizona. The following table sets forth the sales rank and market share of Ultramar Diamond Shamrock's total gasoline sales in each of these states:

                                                                   MARKET
                                                SALES RANK       SHARE (%)
STATE                                           GASOLINE(1)     GASOLINE(1)      DATE OF SURVEY
-----                                           -----------     -----------      --------------
Colorado......................................      2nd            18.07%         May 2000
Texas.........................................      2nd            15.18%         May 2000
Oklahoma......................................      5th             9.08%         June 2000
New Mexico....................................      6th            10.51%         July 2000
Arizona.......................................      6th             7.09          June 2000

---------------

(1) Source: Lundberg Survey, Inc.

ASSETS RETAINED BY ULTRAMAR DIAMOND SHAMROCK

     Effective July 1, 2000, Ultramar Diamond Shamrock transferred to us assets representing 72% of the book value of its pipeline, terminalling, and storage assets that support the McKee, Three Rivers, and Ardmore refineries and its marketing operations located in Texas, Oklahoma, Colorado, New Mexico, and Arizona. Ultramar Diamond Shamrock retained the pipelines and other assets described below. These assets are either utilized in a different business, such as crude oil gathering, serve different markets or are currently idle or under construction and may be acquired by us within the next two years.

     - A crude oil pipeline from Wichita Falls, Texas to the McKee refinery with a capacity of 110,000 barrels per day and crude oil storage facilities at Ringgold, Texas which we have options to acquire before the end of the first quarter of 2002.

     - A refined product pipeline from the Three Rivers refinery to Odem, near Corpus Christi, Texas, which was built to transport natural gas liquids, is not included because it is currently idle.

     - The crude oil gathering pipelines that feed into a number of our pipelines are not included because they are subject to inherent short-term volatility in throughput caused by fluctuations in the price of crude oil and long-term declining throughput. We believe that excluding the gathering pipelines allows us to lessen indirect exposure to fluctuating volumes. These gathering systems are also not included as they are expected to experience long-term declining throughput because they transport crude oil from areas that are characterized by declining crude oil production.

     - A 357.5-mile, 8-inch diameter refined product pipeline from the McKee refinery to the Southlake terminal in the Dallas/Fort Worth area and the Southlake refined product terminal are not included because the pipeline has been experiencing declining throughput. The Dallas/Ft. Worth market is more competitive than the southwestern and Rocky Mountain markets. Ultramar Diamond Shamrock prefers to transport its refined products to those markets over our long-haul refined product pipelines and uses the Southlake refined product pipeline to transport incremental barrels to Dallas/Ft. Worth that it cannot sell in the southwestern and Rocky Mountain markets. As demand in the southwestern and Rocky Mountain markets grows, we expect throughput in the McKee to Southlake pipeline to continue to decline. The McKee to Southlake refined product pipeline is also strongly affected by seasonality as throughput declines in the summer when demand in the more attractive Rocky Mountain market increases.

     - A refined product pipeline from the McKee refinery to Turpin, Oklahoma and the Turpin refined product terminal are not included because of relatively low throughput. In addition, the pipeline and terminal serve a rural market that is not expected to show any increase in demand in the near future.

     - A low capacity refined product terminal in Grand Junction, Colorado is not included because it is not accessible by pipeline and is currently supplied by railcar only.

     - A 2.1-mile refined product pipeline from the McKee refinery to a carbon black processing plant in the Texas panhandle is not included because it transports a low volume of heavy gas oil, a byproduct of refining operations.

     - Various other pipelines are not included because they are currently idle.

REGULATION

  RATE REGULATION

     Prior to this offering and the related transactions, affiliates of Ultramar Diamond Shamrock owned and operated our pipelines. These affiliates were the only shippers in Ultramar Diamond Shamrock's ownership capacity on most of the pipelines, including the common carrier pipelines. In preparation for this offering, we filed with the appropriate regulatory commissions changes to adjust the tariffs on many of our pipelines to better reflect current throughput volumes and market conditions or cost-based pricing. We have filed the appropriate notices of the changed tariffs with the FERC for our interstate pipelines. For our intrastate pipelines, we have made tariff filings with the Texas Railroad Commission. All of these tariff filings became effective in the first quarter of 2000. We have obtained the agreement of Ultramar Diamond Shamrock and its affiliates, which are the only shippers on most of our pipelines, not to challenge the validity of our tariff rates for a period of seven years.

     General Interstate Regulation. Our interstate common carrier pipeline operations are subject to rate regulation by the FERC under the Interstate Commerce Act. The Interstate Commerce Act requires that tariff rates for crude oil pipelines, which includes petroleum products and petrochemical pipelines (crude oil, petroleum product, and petrochemical pipelines are referred to collectively as "petroleum pipelines" in this prospectus), be just and reasonable and non-discriminatory. The Interstate Commerce Act permits challenges to proposed new or changed rates by protest, and challenges to rates that are already on file and in effect by complaint. Upon the appropriate showing, a successful complainant may obtain damages or reparations for generally up to two years prior to the filing of a complaint. Ultramar Diamond Shamrock has agreed to be responsible for any Interstate Commerce Act liabilities with respect to activities or conduct occurring during periods prior to the closing of this offering, and we will be responsible for Interstate Commerce Act liabilities with respect to activities or conduct occurring during periods following the closing of this offering.

     The FERC is authorized to suspend the effectiveness of a new or changed tariff rate for a period of up to seven months and to investigate the rate. The FERC may also place into effect a new or changed tariff rate on at least one days notice, subject to refund and investigation. If upon the completion of an investigation the FERC finds that the rate is unlawful, it may require the pipeline operator to refund to shippers, with interest, any difference between the rates the FERC determines to be lawful and the rates under investigation. In addition, the FERC will order the pipeline to change its rates prospectively to the lawful level. In general, petroleum pipeline rates must be cost-based, although settlement rates, which are rates that have been agreed to by all shippers, are permitted, and market-based rates may be permitted in certain circumstances.

     From 1906 until 1978, the Interstate Commerce Commission, rather than the FERC, was charged with exercising regulatory authority over petroleum pipeline rates. During the latter years of this period, the Interstate Commerce Commission determined pipeline rates on a "valuation" methodology under which pipeline rate base was calculated on "fair value" rather than on depreciated original cost. The valuation rate base approach was applied by the Interstate Commerce Commission until 1978, when its oversight authority for petroleum pipeline rates was transferred to the FERC. The FERC was then required by judicial review to reevaluate its petroleum pipeline ratemaking methods.

     In 1985, the FERC issued an opinion in the Williams case (Opinion No. 154-B) which adopted the trended original cost methodology for determining the justness and reasonableness of petroleum pipeline tariff rates. The trended original cost methodology provides that in calculating a petroleum pipeline's rate base, after a starting rate base has been determined, the pipeline's rate base is to be:

     - increased by property additions at cost plus an amount equal to the equity portion of the rate base multiplied or "trended" by an inflation factor; and

     - decreased by property retirements and depreciation and amortization of the rate base write-ups reflecting inflation and amortization of the starting rate base write-up.

     The starting rate base must be determined for pipelines that previously were regulated under the Interstate Commerce Commission valuation methodology in order to provide a transition from the valuation methodology to the trended original cost methodology. For these pipelines, a portion of the starting rate base will continue to reflect reproduction costs in excess of the depreciated original cost of the pipeline's assets. The Williams opinion provides that the starting rate base is to be the sum of the following components:

     - the depreciated original cost of the carrier's property, multiplied by the ratio of debt to total capitalization;

     - the net depreciated reproduction cost based on the FERC reproduction cost rate base (as of 1983) derived under the Interstate Commerce Commission valuation methodology, multiplied by the ratio of equity to total capitalization; and

     - the original cost of land, the net book value of rights-of-way and allowed working capital.

     The difference between the starting rate base and the depreciated original cost rate base is referred to as the starting rate base write-up. This write-up is amortized over the useful life of the facilities. The Williams opinion expressly provides that the use of a starting rate base in excess of the original cost of the assets is subject to challenge by showing that the investors in the carrier had not relied on the Interstate Commerce Commission valuation rate base methodology. Some of our rates involve rate base components built or acquired prior to 1983, and if the rates were challenged, defending these rates on a cost-of-service basis may require technical rate base calculations.

     Energy Policy Act of 1992 and Subsequent Developments. In October 1992, Congress passed the Energy Policy Act of 1992. The Energy Policy Act deemed interstate petroleum pipeline rates in effect for the 365-day period ending on the date of enactment of the Energy Policy Act, or that were in effect on the 365th day preceding enactment and had not been subject to complaint, protest, or investigation during the 365-day period, to be just and reasonable under the Interstate Commerce Act. Some of our pipeline rates are deemed just and reasonable and therefore are grandfathered under the Energy Policy Act. The Energy Policy Act provides that the FERC may change grandfathered rates upon complaints only under the following limited circumstances:

     - a substantial change has occurred since enactment in either the economic circumstances or the nature of the services which were a basis for the rate;

     - the complainant was contractually barred from challenging the rate prior to enactment of the Energy Policy Act and filed the complaint within 30 days of the expiration of the contractual bar; or

     - a provision of the tariff is unduly discriminatory or preferential.

     The Energy Policy Act further required the FERC to issue rules establishing a simplified and generally applicable ratemaking methodology for interstate petroleum pipelines and to streamline procedures in petroleum pipeline proceedings. On October 22, 1993, the FERC responded to the Energy Policy Act directive by issuing Order No. 561, which adopts a new indexing rate methodology for interstate petroleum pipelines. Under the new regulations, effective January 1, 1995, petroleum pipelines are able to change their rates within prescribed ceiling levels that are tied to changes in the Producer Price Index for Finished Goods, minus one percent. Rate increases made under the index will be subject to protest, but the scope of the protest proceeding will be limited to an inquiry into whether the portion of the rate increase resulting from application of the index is substantially in excess of the pipeline's increase in costs. The new indexing methodology is applicable to any existing rate, whether grandfathered or whether established after enactment of the Energy Policy Act.

     In Order No. 561, the FERC said that as a general rule pipelines must utilize the indexing methodology to change their rates. Indexing includes the requirement that, in any year in which the index is negative, pipelines must file to lower their rates provided, however, that the pipeline is not required to reduce its rates below the level deemed just and reasonable under the Energy Policy Act. The FERC further indicated in Order No. 561, however, that it is retaining cost-of-service ratemaking, market-based rates, and settlement rates as alternatives to the indexing approach. A pipeline can follow a cost-of-service approach when seeking to increase its rates above index levels (or when seeking to avoid lowering rates to index levels) provided that the pipeline can establish that there is a substantial divergence between the actual costs experienced by the pipeline and the rate resulting from application of the index. A pipeline can seek to charge market-based rates if it establishes that it lacks significant market power. In addition, a pipeline can establish rates under settlement if agreed upon by all current shippers. A pipeline can seek to establish initial rates for new services through a cost-of-service proceeding, a market-based rate proceeding, or through an agreement between the pipeline and at least one shipper not affiliated with the pipeline.

     The Court of Appeals for the District of Columbia Circuit affirmed Order No. 561, concluding that the general indexing methodology, along with the limited exceptions to indexed rates, reasonably balances the FERC's dual responsibilities of ensuring just and reasonable rates and streamlining ratemaking through generally applicable procedures. The FERC indicated in Order No. 561 that it will assess in 2000 how the rate-indexing method is operating. The FERC issued a Notice of Inquiry on July 27, 2000 seeking comments on whether to retain or to change the existing index.

     Another development affecting petroleum pipeline ratemaking arose in Opinion No. 397, involving a partnership operating a crude oil pipeline. In Opinion No. 397, the FERC concluded that there should not be a corporate income tax allowance built into a petroleum pipeline's rates for income attributable to noncorporate partners because those partners, unlike corporate partners, do not pay a corporate income tax on partnership distributions. Opinion No. 397 was affirmed by the FERC on rehearing in May 1996. The parties subsequently settled the case, so no judicial review of the tax ruling took place.

     A current proceeding, however, is pending at the FERC that could result in changes to the FERC's income tax method announced in Opinion No. 397 as well as to other elements of the FERC's rate methods for petroleum pipelines. This proceeding involves another publicly traded limited partnership engaged in crude oil pipeline transportation. In this proceeding, the FERC or the appellate courts could modify FERC's current policy related to the income tax allowance permitted in the rates of publicly traded partnerships and/or revise other aspects of the FERC's petroleum pipeline ratemaking methodology. More specifically, on January 13, 1999, the FERC issued Opinion No. 435 in this proceeding, which, among other things, affirmed Opinion No. 397's determination that there should not be a corporate income tax allowance built into a petroleum pipeline's rates for income attributable to noncorporate partners. Requests for rehearing of Opinion No. 435 were filed with the FERC on the tax issue and on other aspects of the FERC's crude oil pipeline ratemaking methodology. Petitions for review of Opinion No. 435 are before the Court of Appeals for the District of Columbia Circuit. On May 17, 2000, the FERC issued Opinion No. 435-A which, as it respects the income tax allowance issue, denied rehearing requests. Petitions for Review of Opinion No. 435-A are before the Court of Appeals for the District of Columbia. No assurances regarding the income tax allowance issue and other issues subject to judicial review can be provided at this time.

     Market-Based Rates. In a proceeding involving Buckeye Pipeline Company, L.P., the FERC found that a petroleum pipeline able to demonstrate a lack of market power may be allowed a lighter standard of regulation than that imposed by the trended original cost methodology. In such a case, the pipeline company has the opportunity to establish that it faces sufficient competition to justify relief from the strict application of the cost-based principles. In Buckeye, the FERC determined, based on the existing level of market concentration in the pipeline's market areas, that Buckeye exercised significant market power in only five of its twenty-one market areas and therefore was entitled to charge market-based rates in the other sixteen market areas. The opportunity to charge market-based rates means that the pipeline may charge what the market will bear. Order No. 572, a companion order to Order No. 561, was issued by the FERC on October 25, 1994 and established procedural rules governing petroleum pipelines' applications for a finding that the pipeline lacks significant market power in the relevant market.

     Settlement Rates. In Order No. 561, the FERC specifically held that it would also permit changes in rates that are the product of unanimous agreement between the pipeline and all the

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shippers using the service to which the rate applies. In the case of pipelines where we filed new rates in preparation for the offering, those rates have been agreed to by affiliates of Ultramar Diamond Shamrock, who are the only current shippers on the pipelines where we have filed new rates. The rationale behind allowing this type of rate change is to further the FERC's policy of favoring settlements among parties and to lessen the regulatory burdens on all concerned. The FERC, however, also will entertain a challenge to settlement rates, in response to a protest or a complaint which alleges the same circumstances required to challenge an indexed rate. An example of this type of challenge is that there is a discrepancy between the rate and the pipeline's cost of service that is so substantial as to render the settlement (or indexed) rate unjust and unreasonable.

     Intrastate Regulation. Some of our pipeline operations are subject to regulation by the Texas Railroad Commission or the Colorado Public Utility Commission. The applicable state statutes require that pipeline rates be non-discriminatory and provide a fair return on the aggregate value of the pipeline property used to render services. State commissions have generally not been aggressive in regulating common carrier pipelines and have generally not investigated the rates or practices of petroleum pipelines in the absence of shipper complaints. Complaints to state agencies have been infrequent and are usually resolved informally. Although no assurance can be given that our intrastate rates would ultimately be upheld if challenged, we believe that, given this history, the tariffs now in effect are not likely to be challenged.

     Our pipelines. The FERC generally has not investigated interstate rates on its own initiative when those rates, like ours, have been mutually agreed to by the pipeline and the shippers. In addition, as discussed above, intrastate pipelines generally are subject to "light-handed" regulation by state commissions and we do not believe the intrastate tariffs now in effect are likely to be challenged. However, the FERC or a state regulatory commission could investigate our rates at the urging of a third party if the third party is either a current shipper or is able to show that it has a substantial economic interest in our tariff rate level. If an interstate rate were challenged, we would seek to either rely on a cost of service justification or to establish that, due to the presence of competing alternatives to our pipeline, the tariff rate should be a market-based rate. If the FERC investigated our rate levels, it could inquire into our costs, including:

     - the overall cost of service, including operating costs and overhead;

     - the allocation of overhead and other administrative and general expenses to the rate;

     - the appropriate capital structure to be utilized in calculating rates;

     - the appropriate rate of return on equity;

     - the rate base, including the proper starting rate base;

     - the throughput underlying the rate; and

     - the proper allowance for federal and state income taxes.

     If our rates were successfully challenged, the amount of cash available for distribution to holders of units could be materially reduced.

     We do not believe that it is likely that there will be a challenge to our rates by a current shipper that would materially affect our revenues or cash flows. Ultramar Diamond Shamrock is the only current shipper shipping in our ownership capacity on substantially all of our pipelines. Ultramar Diamond Shamrock has committed not to challenge our rates for a period of seven years. Under the pipelines and terminals usage agreement, in which Ultramar Diamond Shamrock

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has committed not to challenge our rates, Ultramar Diamond Shamrock also has committed to continue its historical practice of:

     - buying crude oil before it enters our crude oil pipelines, and

     - owning the refined products at least until the products exit the refined products terminal.

     Ultramar Diamond Shamrock has agreed further to retain its status as shipper on our pipelines and will not transfer that status to third parties who otherwise could become shippers of

     - crude oil purchased by Ultramar Diamond Shamrock at the refineries, or

     - refined products sold by Ultramar Diamond Shamrock at the refineries.

     We also do not anticipate challenges from new shippers because we believe that it is unlikely we will have new shippers on any of our existing pipelines. In the case of crude oil pipelines, Ultramar Diamond Shamrock in almost all cases would be the shipper and would therefore not challenge our own tariffs for a period of seven years. In the case of refined product pipelines, we do not anticipate new shippers because Ultramar Diamond Shamrock will be the owner of substantially all of the refined products produced at the refineries and the refineries are the only current origin points for shipments on our refined product pipelines. Therefore, Ultramar Diamond Shamrock will be the principal shipper on our refined product pipelines, and it has agreed not to challenge our rates for a period of seven years.

     Because our pipelines are common carrier pipelines, we may be required to accept new shippers who wish to transport on our pipelines. It is possible that any new shippers, or current shippers or other interested parties, may decide to challenge our tariff rates. If any rate challenge or challenges were successful, cash available for distribution could be materially reduced.

ENVIRONMENTAL REGULATION

  GENERAL

     Various federal, state, and local laws and regulations governing the discharge of materials into the environment, or otherwise relating to the protection of the environment, affect our operations and costs. In particular, our activities in connection with storage and transportation of crude oil, refined products and other liquid hydrocarbons are subject to stringent environmental regulation. As with the industry generally, compliance with existing and anticipated regulations increases our overall cost of business. Areas affected include capital costs to construct, maintain, and upgrade equipment and facilities. While these regulations affect our maintenance capital expenditures and net income, we believe that these regulations do not affect our competitive position in that the operations of our competitors that comply with these regulations are similarly affected. Environmental regulations have historically been subject to frequent change by regulatory authorities, and we are unable to predict the ongoing cost to us of complying with these laws and regulations or the future impact of these regulations on our operations. Violation of federal or state environmental laws, regulations, and permits can result in the imposition of significant civil and criminal penalties, injunctions, and construction bans or delays. A discharge of hydrocarbons or hazardous substances into the environment could, to the extent the event is not insured, subject us to substantial expense, including both the cost to comply with applicable regulations and claims by neighboring landowners and other third parties for personal injury and property damage. In connection with our acquisition of crude oil and refined product pipeline, terminalling and storage assets from Ultramar Diamond Shamrock, Ultramar Diamond Shamrock has agreed to indemnify us from environmental liabilities related to the assets transferred to us that arose prior to closing and are discovered within 10 years after closing (excluding liabilities resulting from a change in law after closing).

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  WATER

     The Oil Pollution Act was enacted in 1990 and amends provisions of the Federal Water Pollution Control Act of 1972 and other statutes as they pertain to prevention and response to petroleum spills. The Oil Pollution Act subjects owners of facilities to strict, joint, and potentially unlimited liability for removal costs and other consequences of a petroleum spill, where the spill is into navigable waters, along shorelines or in the exclusive economic zone of the U.S. In the event of a petroleum spill into navigable waters, substantial liabilities could be imposed upon us. States in which we operate have also enacted similar laws. Regulations are currently being developed under the Oil Pollution Act and state laws that may also impose additional regulatory burdens on our operations. Spill prevention control and countermeasure requirements of federal laws and some state laws require diking and similar structures to help prevent contamination of navigable waters in the event of a petroleum overflow, rupture or leak. We are in substantial compliance with these laws. Additionally, the Office of Pipeline Safety of the U.S. Department of Transportation has approved our petroleum spill emergency response plans.

     The Federal Water Pollution Control Act of 1972 imposes restrictions and strict controls regarding the discharge of pollutants into navigable waters. Permits must be obtained to discharge pollutants into state and federal waters. The Federal Water Pollution Control Act of 1972 imposes substantial potential liability for the costs of removal, remediation and damages. In addition, some states maintain groundwater protection programs that require permits for discharges or operations that may impact groundwater conditions. We believe that compliance with existing permits and compliance with foreseeable new permit requirements will not have a material adverse effect on our financial condition or results of operations.

  AIR EMISSIONS

     Our operations are subject to the Federal Clean Air Act and comparable state and local statutes. Amendments to the Federal Clean Air Act enacted in late 1990 require or will require most industrial operations in the U.S. to incur capital expenditures in order to meet air emission control standards developed by the Environmental Protection Agency and state environmental agencies. In addition, the 1990 Federal Clean Air Act Amendments include a new operating permit for major sources, which applies to some of our facilities. We will be required to incur certain capital expenditures in the next several years for air pollution control equipment in connection with maintaining or obtaining permits and approvals addressing air emission related issues. Although we can give no assurances, we believe implementation of the 1990 Federal Clean Air Act Amendments will not have a material adverse effect on our financial condition or results of operations.

     An affiliate of Ultramar Diamond Shamrock, Diamond Shamrock Refining and Marketing Company, received a Notice of Violation under the Clean Air Act dated December 30, 1998 from the U.S. Environmental Protection Agency, Region VI, alleging that the company failed to abide by certain regulatory requirements at its Albuquerque, New Mexico terminal. Ultramar Diamond Shamrock is investigating the allegations of the Notice of Violation and expects to reach a voluntary resolution of the allegations with the Environmental Protection Agency. No penalty demand has yet been made by the Environmental Protection Agency, and Ultramar Diamond Shamrock has no basis to predict a penalty amount at this time. However, it is not anticipated that any penalty will have a material impact on our financial condition.

     Under the Clean Air Act, the Environmental Protection Agency and state agencies acting with authority delegated by the Environmental Protection Agency, have announced new rules or their intent to strengthen other rules, all affecting the composition of motor vehicle fuels and automobile emissions. Beginning in 2006, a recent Environmental Protection Agency rule limits the sulfur content of motor vehicle gasoline to 80 parts per million, and limits corporate average sulfur content to 30 parts per million. Moreover, the Environmental Protection Agency and

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various states, including the state of Texas, are reportedly considering further restricting the sulfur content of motor vehicle gasoline below the limitations taking effect in 2006, and a further proposal being considered by the Environmental Protection Agency rule would limit the sulfur content of diesel fuel. The Environmental Protection Agency is also reportedly considering limiting the level of benzene and other toxic substances in gasoline, as well as a ban on methyl tert-butyl ether, MTBE, in gasoline, which may require the use of other chemical additives to serve as oxygenates instead of MTBE. We have no control over Ultramar Diamond Shamrock's responses to these emerging requirements, and we cannot be assured that those responses will not reduce the throughput on our pipelines, and therefore, our cash flow and ability to make distributions to unitholders.

  SOLID WASTE

     We generate non-hazardous solid wastes that are subject to the requirements of the Federal Resource Conservation and Recovery Act and comparable state statutes. The Environmental Protection Agency is considering the adoption of stricter disposal standards for non-hazardous wastes, including crude oil and gas wastes. The Federal Resource Conservation and Recovery Act also governs the disposal of hazardous wastes. We are not currently required to comply with a substantial portion of the Federal Resource Conservation and Recovery Act requirements because our operations generate minimal quantities of hazardous wastes. However, it is possible that additional wastes, which could include wastes currently generated during operations, will in the future be designated as "hazardous wastes." Hazardous wastes are subject to more rigorous and costly disposal requirements than are non-hazardous wastes. These changes in the regulations could result in additional maintenance capital expenditures or operating expenses.

     Following an industrial solid waste inspection of the Corpus Christi, Texas terminal on December 12, 1997, the Texas Natural Resource Conservation Commission issued an Enforcement Order Pursuing Administrative Penalties, seeking penalties of $115,200 from Ultramar Diamond Shamrock Corporation for violations concerning emergency containment sumps. Ultramar Diamond Shamrock has remedied the issues identified by the Texas National Resource Conservation Commission and reached a voluntary resolution of this matter for less than $50,000.

  HAZARDOUS SUBSTANCES

     The Comprehensive Environmental Response, Compensation and Liability Act, referred to as CERCLA, also known as Superfund, imposes liability, without regard to fault or the legality of the original act, on some classes of persons that contributed to the release of a "hazardous substance" into the environment. These persons include the owner or operator of the site and companies that disposed or arranged for the disposal of the hazardous substances found at the site. CERCLA also authorizes the Environmental Protection Agency and, in some instances, third parties to act in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they incur. In the course of our ordinary operations, we may generate waste that falls within CERCLA's definition of a "hazardous substance." We may be jointly and severally liable under CERCLA for all or part of the costs required to clean up sites at which these hazardous substances have been disposed of or released into the environment.

     We currently own or lease, and have in the past owned or leased, properties where hydrocarbons are being or have been handled. Although we have utilized operating and disposal practices that were standard in the industry at the time, hydrocarbons or other waste may have been disposed of or released on or under the properties owned or leased by us or on or under other locations where these wastes have been taken for disposal. In addition, many of these properties have been operated by third parties whose treatment and disposal or release of hydrocarbons or other wastes was not under our control. These properties and wastes disposed
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thereon may be subject to CERCLA, the Federal Resource Conservation and Recovery
Act, and analogous state laws. Under these laws, we could be required to remove or remediate previously disposed wastes (including wastes disposed of or released by prior owners or operators), to clean up contaminated property (including contaminated groundwater) or to perform remedial operations to prevent future contamination.

     We are obligated to perform remedial activities at the Albuquerque, New Mexico South Valley Superfund Site. Although we are not named as a potentially responsible party, we are performing remediation under a Non-Interference Order issued by the Environmental Protection Agency under CERCLA to insure that historical petroleum product contamination from our pipeline system does not interfere with the cleanup being performed by potentially responsible parties at this Superfund site. We have a soil vapor extraction system in place and closure levels have almost been achieved. We expect to close our remediation efforts at this site in the near future. We do not expect remedial obligations at this site to have a material impact on our financial position or results of operations. Ultramar Diamond Shamrock has agreed to indemnify us for these remedial obligations.

     In October, 1999 the State of New Mexico filed a CERCLA Natural Resource Damage claim naming certain subsidiaries of Ultramar Diamond Shamrock as defendants in a lawsuit seeking $2 billion for natural resource damages associated with the Albuquerque South Valley Superfund Site. Our subsidiaries' involvement with this site is minimal compared to other defendants named in this lawsuit. We expect this matter to be resolved by the main parties. Although we are unable to estimate with certainty our ultimate liability in this case, we believe that it will not have a material adverse impact on our financial condition or results of operations. Ultramar Diamond Shamrock has agreed to indemnify us for these remedial obligations.

  OSHA

     We are subject to the requirements of the Federal Occupational Safety and Health Act and comparable state statutes that regulate the protection of the health and safety of workers. In addition, the Federal Occupational Safety and Health Act hazard communication standard requires that information be maintained about hazardous materials used or produced in operations and that this information be provided to employees, state and local government authorities and citizens. We believe that our operations are in substantial compliance with the Federal Occupational Safety and Health Act requirements, including general industry standards, record keeping requirements, and monitoring of occupational exposure to regulated substances.

  ENDANGERED SPECIES ACT

     The Endangered Species Act restricts activities that may affect endangered species or their habitats. While some of our facilities are in areas that may be designated as habitat for endangered species, we believe that we are in substantial compliance with the Endangered Species Act. However, the discovery of previously unidentified endangered species could cause us to incur additional costs or operation restrictions or bans in the affected area.

  HAZARDOUS MATERIALS TRANSPORTATION REQUIREMENTS

     The Department of Transportation regulations affecting pipeline safety require pipeline operators to implement measures designed to reduce the environmental impact of crude oil discharge from onshore crude oil pipelines. These regulations require operators to maintain comprehensive spill response plans, including extensive spill response training for pipeline personnel. In addition, the Department of Transportation regulations contain detailed specifications for pipeline operation and maintenance. We believe our operations are in substantial compliance with these regulations.

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ENVIRONMENTAL REMEDIATION

     Contamination resulting from spills of crude oil and refined products is not unusual within the petroleum pipeline industry. Historic spills along our pipeline and storage operations as a result of past operations have resulted in soil and groundwater contamination. Ultramar Diamond Shamrock is currently addressing soil or groundwater contamination at 17 sites through assessment, monitoring and remediation programs with oversight by the applicable state agencies. Adequate accruals have been established to address all known remedial obligations. The following is a summary of the significant current remediation projects. In the aggregate, Ultramar Diamond Shamrock has estimated that the total liability for remediating these 17 sites to be $2,507,000 although there can be no guarantee that the actual remedial costs or associated liabilities will not exceed this amount.

  AMARILLO, TEXAS

     At our Amarillo, Texas terminal, historical surface releases have resulted in soil and on-site and off-site groundwater contamination. We are in the process of performing product recovery operations and are continuing delineation of the extent of groundwater contamination. Remediation efforts at the Amarillo, Texas terminal are expected to continue for the next 10 years.

  CUERVO, NEW MEXICO

     A pump failure at the Cuervo, New Mexico pump station recently caused the release of 494 barrels of turbine fuel. The release was immediately addressed and all affected on-site and off-site soils were excavated and are being remediated on-site on a bermed area. We are in the process of investigating whether groundwater was affected. Remediation and monitoring efforts at this site are expected to continue for the next five years.

  CURRY RANCH SITE, NEW MEXICO

     A gasoline leak was discovered in 1995 on a pipeline right of way on the Curry Ranch in New Mexico. Contaminated soils were excavated to five feet and an air venting system was installed to address any remaining contamination. However, further investigation may be required to determine whether groundwater contamination exists. Remediation efforts are expected to continue for the next three years and monitoring and soil sampling will be performed for the next five years.

  ENDEE, NEW MEXICO

     A release of 2,496 barrels of turbine fuel occurred in 1992 on a pipeline right of way near Endee, New Mexico. Both soil and groundwater were affected and product recovery efforts are still being performed. Additional assessments are required to fully delineate the extent of the contamination. Clay soils in the area have inhibited recovery efforts. A high vacuum recovery system may be required to properly remediate the site. Remediation and monitoring efforts at this site are expected to continue for the next ten years.

  HARLINGEN, TEXAS

     Historic refined product contamination of soil and groundwater was discovered at the Harlingen, Texas terminal site in the early 1990s. Product recovery has been completed, and we are in the process of installing an air sparging and soil venting remediation system. There is some potential that the contamination has migrated offsite; however, the impact from offsite migration, if any, is believed to be immaterial. Remediation efforts at the Harlingen, Texas terminal are expected to continue for the next seven years.

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  MATHIS, TEXAS

     A historical gasoline release was discovered on a pipeline right of way near Mathis, Texas in 1995. Affected soils have been removed down to a depth of six feet and a soil vent system has been installed. However, full delineation of the contamination has not occurred and there is some evidence that groundwater has been impacted which may require the installation of a vapor extraction or other remedial system. Remediation and monitoring efforts are expected to continue for the next five to ten years.

  PALO DURO, TEXAS

     A diesel fuel release was discovered in 1997 at the Palo Duro, Texas pump station. Contaminated soils were excavated and a vent system was installed. The full lateral and vertical extent of the contamination has not yet been completed. There is some possibility of off-site migration near the facility boundary. The depth of groundwater in this area minimizes the likelihood of any major groundwater impacts from this release. Tight clay soils may require the installation of a vapor extraction system. Remediation and monitoring efforts are expected to continue for the next six years.

     Similar remedial efforts are ongoing at other sites including Abernathy, Texas; Albuquerque, New Mexico; Corpus Christi, Texas; Denver, Colorado; Dixon, Texas; El Paso, Texas; Laredo, Texas; T-4 Cattle Ranch, New Mexico; Tucumcari, New Mexico; and Wynnewood, Oklahoma. However, based upon the extent of known or suspected contamination and current remedial standards, we do not believe that these remedial obligations will have a material impact on our financial position or results of operations.

     We may experience future releases of crude oil or refined products into the environment from our pipeline, terminalling and storage operations, or discover releases that were previously unidentified. While we maintain an extensive inspection program designed to prevent and, as applicable, to detect and address these releases promptly, damages, and liabilities incurred due to any future environmental releases from our assets may substantially affect our business.

TITLE TO PROPERTIES

     Substantially all of our pipelines are constructed on rights-of-way granted by the apparent record owners of the property and in some instances these rights-of-way are revocable at the election of the grantor. In many instances, lands over which rights-of-way have been obtained are subject to prior liens that have not been subordinated to the right-of-way grants. In some cases, not all of the apparent record owners have joined in the right-of-way grants, but in substantially all of these cases, signatures of the owners of majority interests have been obtained. We have obtained permits from public authorities to cross over or under, or to lay facilities in or along watercourses, county roads, municipal streets, and state highways, and in some instances, these permits are revocable at the election of the grantor. We have also obtained permits from railroad companies to cross over or under lands or rights-of-way, many of which are also revocable at the grantor's election. In some cases, property for pipeline purposes was purchased in fee. All of the pump stations are located on property owned in fee or property under long-term leases. In some states and under some circumstances, we have the right of eminent domain to acquire rights-of-way and lands necessary for our common carrier pipelines.


     Some of the leases, easements, rights-of-way, permits, and licenses transferred to us effective July 1, 2000 required the consent of the grantor to transfer these rights, which in some instances is a governmental entity. The general partner believes that it has obtained sufficient third-party consents, permits, and authorizations for the transfer to us of the assets necessary for us to operate our business in all material respects as described in this prospectus. With respect to any consents, permits, or authorizations that have not been obtained, the general partner believes that these consents, permits, or authorizations will be obtained within a

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reasonable period, or that the failure to obtain these consents, permits, or authorizations will have no material adverse effect on the operation of our business.

     Our general partner believes that we have satisfactory title to all of our assets. Although title to these properties is subject to encumbrances in some cases, such as customary interests generally retained in connection with acquisition of real property, liens related to environmental liabilities associated with historical operations, liens for current taxes and other burdens, and minor easements, restrictions, and other encumbrances to which the underlying properties were subject at the time of acquisition by our predecessor or us, our general partner believes that none of these burdens will materially detract from the value of these properties or from our interest in these properties or will materially interfere with their use in the operation of our business.

EMPLOYEES

     To carry out our operations, Ultramar Diamond Shamrock employs approximately 150 employees. The vast majority of these employees are not represented by a union. There are employees that support Ultramar Diamond Shamrock's crude oil gathering systems who are represented by unions. These employees primarily support the crude gathering operations, but on some occasions support crude trunkline operations associated with Shamrock Logistics.

LEGAL PROCEEDINGS

     We are a party to various legal actions that have arisen in the ordinary course of our business. We do not believe that the resolution of these matters will, in the aggregate, have a material adverse effect on our financial condition or results of operations.

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                                   MANAGEMENT

MANAGEMENT OF SHAMROCK LOGISTICS

     Shamrock Logistics GP, LLC, as the general partner of our general partner, will manage our operations and activities on behalf of our general partner. Unitholders will not directly or indirectly participate in our management or operation. The general partner owes a fiduciary duty to the unitholders. The general partner will be liable, as general partner, for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are made specifically non-recourse to it. However, whenever possible, the general partner intends to incur indebtedness or other obligations that are non-recourse.

     At least three members of the board of directors of Shamrock Logistics GP, LLC, will serve on a conflicts committee to review specific matters that the board believes may involve conflicts of interest. The conflicts committee will determine if the resolution of the conflict of interest is fair and reasonable to Shamrock Logistics. The members of the conflicts committee may not be officers or employees of the general partner or directors, officers, or employees of their affiliates. Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners, and not a breach by the general partner of any duties it may owe Shamrock Logistics or our unitholders. In addition, the members of the conflicts committee will also serve on an audit committee that will review our external financial reporting, recommend engagement of our independent auditors and review procedures for internal auditing and the adequacy of our internal accounting controls. The members of the conflicts committee will also serve on the compensation committee, which will oversee compensation decisions for the officers of Shamrock Logistics GP, LLC as well as the compensation plans described below.

     We are managed and operated by the directors and officers of Shamrock Logistics GP, LLC on behalf of our general partner. Most of our operational personnel will be employees of Ultramar Diamond Shamrock or its affiliates.


     Some officers of Shamrock Logistics GP, LLC may spend a substantial amount of time managing the business and affairs of Ultramar Diamond Shamrock and its affiliates. These officers may face a conflict regarding the allocation of their time between our business and the other business interests of Ultramar Diamond Shamrock. Shamrock Logistics GP, LLC intends to cause its officers to devote as much time to the management of our business and affairs as is necessary for the proper conduct of our business and affairs. We expect that Rodney Reese will devote at least 75% of his time to Shamrock Logistics and Steven Blank will devote approximately half of his time to our operations. As Director, Pipelines and Terminals of Ultramar Diamond Shamrock, Mr. Reese will continue to oversee the operations of the logistics assets retained by Ultramar Diamond Shamrock. Mr. Blank will continue to serve as Vice President and Treasurer of Ultramar Diamond Shamrock. Curtis Anastasio, as our President, will devote all of his time to our operations.


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DIRECTORS AND EXECUTIVE OFFICERS OF SHAMROCK LOGISTICS GP, LLC

     The following table shows information for the directors and executive officers of Shamrock Logistics GP, LLC. Executive officers and directors are elected for one-year terms.

NAME                                        AGE       POSITION WITH THE GENERAL PARTNER
----                                        ---       ---------------------------------
William R. Klesse.........................  53    Chairman of the Board
Curtis V. Anastasio.......................  44    President and Director
Steven Blank..............................  45    Chief Accounting and Financial Officer,
                                                    Director
Rodney L. Reese...........................  50    Vice President -- Operations
Timothy J. Fretthold......................  50    Director
Robert Shapard............................  45    Director

     William R. Klesse has been the Chairman of the Board of Shamrock Logistics GP, LLC since December 7, 1999. He was named Executive Vice President, Operations of Ultramar Diamond Shamrock in January 1999. From the December 1996 merger of Ultramar Corporation and Diamond Shamrock, forming Ultramar Diamond Shamrock, through December 1998, he served as Executive Vice President, Refining, Product Supply and Logistics of Ultramar Diamond Shamrock. He served as Executive Vice President of Diamond Shamrock from February 1995 through November 1996. From June 1989 through January 1995, he was Senior Vice President/Group Executive for Diamond Shamrock.

     Curtis V. Anastasio has been the President and a director of Shamrock Logistics GP, LLC since December 7, 1999. On June 27, 2000, he was appointed President and Chief Executive Officer. He served as Vice President, General Counsel and Corporate Secretary of Ultramar Diamond Shamrock from July 31, 1997 until July 1, 2000. Mr. Anastasio also serves as Vice President of Ultramar Diamond Shamrock. From December 1996 through July 1997, he was Vice President and Deputy General Counsel of Ultramar Diamond Shamrock. During 1996, he was Vice President-Marketing, Distribution and Development for Ultramar Energy Ltd., a subsidiary of Ultramar, with responsibility for wholesale marketing, product supply and logistics, and development of Ultramar's business in New England. From 1994 to 1996, he was Vice President -- Supply, Shipping & Trading for Ultramar Canada, Inc., a subsidiary of Ultramar, with responsibility for refinery production planning, raw materials supply, worldwide shipping, product distribution and derivatives trading. He was General Counsel and Secretary of Ultramar Canada 1992 to 1994, and served as Corporate Counsel of American Ultramar Limited from 1988 until 1992.

     Steven Blank is the Chief Accounting and Financial Officer and a director of Shamrock Logistics GP, LLC since December 7, 1999. He has served as Vice President and Treasurer of Ultramar Diamond Shamrock since December 1996. Prior to that he was Vice President-Information Technology and Investor Relations for Ultramar Corporation from March 1996 to December 1996, and before that Director of Investor Relations for Ultramar Corporation from July 1992 to March 1996.

     Rodney L. Reese is the Vice President-Operations of Shamrock Logistics GP, LLC since December 7, 1999. He has been employed for 19 years in various pipeline engineering and operations positions by Ultramar Diamond Shamrock and its predecessors, and has served as Director, Pipelines and Terminals for Ultramar Diamond Shamrock since October 1999. Prior to that, among other things, he was Director, Product Pipelines Operations from October 1997 to October 1999; Regional Manager, Southern Division from May 1996 to October 1997; and Manager of Operations, Northern Division prior to May 1996.

     Timothy J. Fretthold has served as a director of Shamrock Logistics GP, LLC since December 7, 1999. He is the Executive Vice President and Chief Administrative and Legal Officer

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

of Ultramar Diamond Shamrock, Mr. Fretthold has served as Executive Vice President and Chief Administrative Officer for Ultramar Diamond Shamrock since the merger between Ultramar and Diamond Shamrock in December 1996. Since August 1997, he has also served as Chief Legal Officer. From June 1989 through November 1996, he served as Senior Vice President/Group Executive and General Counsel of Diamond Shamrock.

     Robert Shapard has served as a director of Shamrock Logistics GP, LLC since August 1, 2000. Mr. Shapard was appointed Executive Vice President and Chief Financial Officer of Ultramar Diamond Shamrock on August 1, 2000. Prior to that he was Chief Executive Officer of TXU Australia from September 1998 to August 2000. Mr. Shapard has held various positions at subsidiaries of TXU Corporation from June 1994 to September 1998. TXU is an electricity and natural gas company with significant operations in the United States, Europe and Australia.

ADMINISTRATIVE FEE AND REIMBURSEMENT OF EXPENSES


     We will pay Ultramar Diamond Shamrock and its affiliates an annual administrative fee that will initially equal $5.2 million as a reimbursement of the overhead and administrative expenses incurred by them on our behalf. Our general partner, with approval and consent of the conflicts committee of its general partner, will have the right to increase the annual administrative fee by up to 1.5% each year, as further adjusted for inflation, during the initial seven-year term of the administrative services agreement between us and the general partner and may agree to further increases in connection with expansions of our operations through the acquisition or construction of new logistics assets that require additional management personnel. The administrative services agreement will automatically renew for successive two-year terms unless terminated by either party by giving one year prior notice. We currently do not intend to establish administrative functions independently of Ultramar Diamond Shamrock. Additionally, we will reimburse Ultramar Diamond Shamrock and its affiliates for direct expenses they incur on our behalf (for example, salaries). On a pro forma basis for 1999, we estimate that the direct expenses to be reimbursed to Ultramar Diamond Shamrock and its affiliates would have been $7.8 million. The payment of the annual administrative fee and the reimbursement of other expenses could adversely affect our ability to make cash distributions to our unitholders.


EXECUTIVE COMPENSATION

     Shamrock Logistics was formed in December 1999, and the general partner was formed in June 2000. Accordingly, Shamrock Logistics GP, LLC paid no compensation to its directors and officers with respect to the 1999 fiscal year. No obligations were accrued in respect of management incentive or retirement benefits for the directors and officers with respect to the 1999 fiscal year. Officers and employees of Shamrock Logistics GP, LLC may participate in employee benefit plans and arrangements sponsored by the general partner or its affiliates, including plans which may be established by the general partner or its affiliates in the future.

COMPENSATION OF DIRECTORS

     No additional remuneration will be paid to officers of Shamrock Logistics GP, LLC or employees of Ultramar Diamond Shamrock or its affiliates who also serve as directors. Shamrock Logistics GP, LLC anticipates that each independent director will receive cash compensation for attending meetings of the board of directors as well as committee meetings. In addition, each independent director will be reimbursed for his out-of-pocket expenses in connection with attending meetings of the board of directors or committees. Each director will be fully indemnified by Shamrock Logistics for his actions associated with being a director to the extent permitted under Delaware law.

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

EMPLOYMENT AGREEMENT

     Mr. Anastasio has entered into an employment agreement with Ultramar Diamond Shamrock. He serves as the President of Shamrock Logistics as well as a Vice President of Ultramar Diamond Shamrock. Mr. Anastasio is responsible for the overall operations of Shamrock Logistics. Under the administrative services agreement, we have agreed to reimburse Ultramar Diamond Shamrock for the compensation and benefits to be paid under this agreement. A form of the agreement with Mr. Anastasio is filed as an exhibit to the registration statement of which this prospectus is a part.

     The employment agreement will have an initial term of three years, but will automatically be extended for successive one-year terms. The employment agreement will include confidentiality, nonsolicitation and noncompete provisions.

     The agreement will provide for an annual base salary of $255,400, which the board of directors of the general partner may increase from time to time. In addition, Mr. Anastasio will be eligible to receive an annual cash bonus as determined by the board of directors of the general partner.

     If Mr. Anastasio's employment is terminated by him for good reason following a change of control, as these terms are defined in the agreement, or by Ultramar Diamond Shamrock other than for death, disability or cause, as defined in the agreement, he will be entitled to a lump severance amount equal to three times the sum of:

     - his highest annual base salary in effect during the preceding three years, and

     - the highest annual incentive compensation paid during the preceding three years.

     Mr. Anastasio will also participate in the intermediate-term, long-term, and short-term incentive plans described below with other members of management. He will also be entitled to participate in the other employee benefit plans and programs that Ultramar Diamond Shamrock or its affiliates provide for their employees.

INTERMEDIATE-TERM INCENTIVE PLAN

     Shamrock Logistics GP, LLC intends to establish an intermediate-term incentive plan for its senior executives and designated key employees of its affiliates who perform services for us.

     The intermediate-term incentive plan will be administered by the compensation committee of Shamrock Logistics GP, LLC's board of directors. The intermediate-term incentive plan will be a performance unit plan extending over a three-year performance cycle. A new three-year performance cycle begins each year. Subject to the review and approval of the compensation committee, the number of performance units granted to participants for each performance cycle will be established at the beginning of each cycle and will be based on a target compensation value and anticipated distribution payout. We will reimburse the general partner for all payments made under the plan described below. Grants may be made annually of performance units that entitle the recipient to receive an equivalent amount of cash upon the vesting of the unit. We anticipate making
initial grants of up to      performance units following the closing of the
offering of common units.

     The value of the payout of the performance units granted depends upon the distributions paid to the common unitholders: fifty percent of the grant will be paid out in cash after year two of the performance cycle, and the remaining fifty percent will be paid out in cash after year three. However, if a grantee's employment is terminated for any reason prior to the date of payment of any performance units, those performance units will be automatically forfeited, unless the compensation committee, in its sole discretion, provides otherwise.

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

     The grant of performance units under the intermediate-term incentive plan is designed to serve as a means of incentive compensation for performance.

     Shamrock Logistics GP, LLC's board of directors, in its discretion, may terminate the intermediate-term incentive plan at any time. Shamrock Logistics GP, LLC's board of directors will also have the right to alter or amend the intermediate-term incentive plan or any part of it from time to time, provided, however, that no change in any outstanding grant may be made that would materially impair the rights of the participant without the consent of the affected participant. In addition, the general partner may, in its discretion, establish additional compensation and incentive arrangements as it deems appropriate to motivate and reward its employees. Shamrock Logistics GP, LLC will be reimbursed for all compensation expenses incurred on our behalf.

LONG-TERM INCENTIVE PLAN

     Shamrock Logistics GP, LLC intends to adopt the long-term incentive plan for employees of Shamrock Logistics GP, LLC and its affiliates who perform services for us. The following summary of the long-term incentive plan outlines its material provisions.

     The long-term incentive plan will be administered by the compensation committee of Shamrock Logistics GP, LLC's board of directors. Annual grant levels for designated employees will be recommended by the Chief Executive Officer of Shamrock Logistics GP, LLC, subject to the review and approval of the compensation committee. We will reimburse Shamrock Logistics GP, LLC for all payments made under the programs described below. Grants may be made either of restricted units, which are "phantom" units that entitle the grantee to receive a common unit or an equivalent amount of cash upon the vesting of a phantom unit or options to purchase common units. Common units to be delivered upon the vesting of restricted units or to be issued upon exercise of a unit option will be acquired by the general partner in the open market at a price equal to the then-prevailing price on the principal national securities exchange upon which the common units are then traded, or directly from Shamrock Logistics or any other third party, including units newly issued by us, or units already owned by the general partner, or any combination of the foregoing. Shamrock Logistics GP, LLC will be entitled to reimbursement by us for the cost incurred in acquiring these common units or in paying cash in lieu of common units upon vesting of the restricted units. If we issue new common units upon payment of the restricted units or unit options instead of purchasing them, the total number of common units outstanding will increase. The aggregate number of phantom units reserved for issuance under the long-term incentive plan is 250,000. We anticipate making initial grants of up to 75,000 restricted phantom units following the closing of the offering of the common units to the members of senior management.

     Restricted Phantom Units. Restricted phantom units will vest three years from the grant date. However, if a grantee's employment is terminated for any reason prior to the vesting of any restricted phantom units, those restricted units will be automatically forfeited, unless the compensation committee, in its sole discretion, provides otherwise. In addition, vested restricted units will be payable only at the end of the subordination period.

     The issuance of the common units under the restricted unit plan is designed to serve as a means of incentive compensation for performance and not primarily as an opportunity to participate in the equity appreciation in respect of the common units. Therefore, no consideration will be payable by the plan participants upon receipt of the common units, and we will receive no remuneration for these units. Following the subordination period, the compensation committee, in its discretion, may grant distribution equivalent rights with respect to restricted units.

     Unit Options. Initially, we will not make any grants of unit options. The compensation committee may, in the future, determine to make option grants to employees and directors containing the specific terms that they determine. When granted, unit options will have an
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

exercise price set by the compensation committee that may be above, below or equal to the fair market value of a common unit on the date of grant. Unit options, if any, granted during the subordination period will become exercisable upon the end of the subordination period, or a later date as determined by the compensation committee in its sole discretion.

     Shamrock Logistics GP, LLC's board of directors, in its discretion, may terminate the long-term incentive plan at any time with respect to any common units for which a grant has not been made under the plan. Shamrock Logistics GP, LLC's board of directors will also have the right to alter or amend the long-term incentive plan or any part of it from time to time, subject to unitholder approval as required by the exchange upon which the common units may be listed at that time; provided, however, that no change in any outstanding grant may be made that would materially impair the rights of the participant without the consent of the affected participant. In addition, Shamrock Logistics GP, LLC may, in its discretion, establish additional compensation and incentive arrangements as it deems appropriate to motivate and reward its employees. Shamrock Logistics GP, LLC will be reimbursed for all compensation expenses incurred on our behalf.

SHORT-TERM INCENTIVE PLAN

     Shamrock Logistics GP, LLC also intends to adopt a short-term incentive plan for management and other salaried employees. The short-term incentive plan is designed to enhance our financial or operational performance by rewarding management and salaried employees with cash awards for achieving an annual financial performance objective and operational performance objectives, such as safety and environmental goals. The annual financial performance objective for each year will be recommended by the president of Shamrock Logistics GP, LLC and approved by the compensation committee of its board of directors prior to January 1 of that year. The short-term incentive plan will be administered by the compensation committee. Individual participants and payments each year will be determined by and in the discretion of the compensation committee, and Shamrock Logistics GP, LLC will be able to amend the plan at any time. Shamrock Logistics GP, LLC will be entitled to reimbursement by us for payments and costs incurred under the short-term incentive plan.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth the beneficial ownership of units of Shamrock Logistics that will be issued upon the consummation of this offering and the related transactions and held by beneficial owners of 5% or more of the units. The general partner and Shamrock Logistics GP, LLC are owned through Diamond Shamrock Refining and Marketing by Ultramar Diamond Shamrock. The general partner and Shamrock Logistics GP, LLC are indirect wholly owned subsidiaries of Ultramar Diamond Shamrock. We anticipate making initial grants
of up to a total of      restricted phantom units following the closing of the
offering to members of senior management, including the named executive officers. Please read "Management -- Long-Term Incentive Plan." The address for UDS Logistics, LLC is 6000 North Loop 1604 West, San Antonio, Texas 78249.

                                              PERCENTAGE OF                  PERCENTAGE OF   PERCENTAGE OF
                                  COMMON         COMMON       SUBORDINATED   SUBORDINATED     TOTAL UNITS
                               UNITS TO BE     UNITS TO BE    UNITS TO BE     UNITS TO BE        TO BE
                               BENEFICIALLY   BENEFICIALLY    BENEFICIALLY   BENEFICIALLY    BENEFICIALLY
NAME OF BENEFICIAL OWNER          OWNED           OWNED          OWNED           OWNED           OWNED
------------------------       ------------   -------------   ------------   -------------   -------------
Ultramar Diamond Shamrock....   4,399,322         52.4%        8,999,322          100%           76.2%

     Ultramar Diamond Shamrock may be deemed to beneficially own the common units and the subordinated units held by UDS Logistics, LLC as a result of Ultramar Diamond Shamrock's indirect ownership of all of the member interests in UDS Logistics, LLC.

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

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     After this offering, UDS Logistics, LLC will own 4,399,322 common units and 8,999,322 subordinated units representing an aggregate 75.5% limited partner interest in us and Shamrock Logistics Operations. In addition, the general partner will own an aggregate 2% general partner interest in us and Shamrock Logistics and Shamrock Logistics Operations. The general partner's ability, as general partner, to manage and operate Shamrock Logistics and UDS Logistics, LLC's ownership of an aggregate 75.5% limited partner interest in us and Shamrock Logistics, effectively gives the general partner the ability to veto some actions of Shamrock Logistics and to control the management of Shamrock Logistics.

DISTRIBUTIONS AND PAYMENTS TO THE GENERAL PARTNER AND ITS AFFILIATES

     The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with the formation, ongoing operation, and liquidation of Shamrock Logistics. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arm's length negotiations.

                                FORMATION STAGE

The consideration received by
  our general partner and its
  affiliates for the transfer
  of the Ultramar Diamond
  Shamrock logistics
  business...................  - 4,399,322 common units;

                               - 8,999,322 subordinated units;

                               - an aggregate 2% general partner interest in
                                 Shamrock Logistics and Shamrock Logistics
                                 Operations on a combined basis;

                               - the incentive distribution rights; and

                               - $128.2 million of the net proceeds of the
                                 offering of the common units and the borrowings under the credit facility.

                               OPERATIONAL STAGE

Distributions of available
cash to our general
  partner....................  We will generally make cash distributions 98% to the unitholders, including to UDS Logistics, LLC as holder of 4,399,322 common units and all of the subordinated units, and 2% to the general partner. In addition, if distributions exceed the minimum quarterly distribution and other higher target levels, our general partner will be entitled to increasing percentages of the distributions, up to 50% of the distributions above the highest target level.

                               Assuming we have sufficient available cash to pay the full minimum quarterly distribution on all of our outstanding units for four quarters, our general partner would receive distributions of approximately $0.9 million on the combined 2% general partner interest. UDS Logistics, LLC would receive an aggregate annual distribution of approximately $32.2 million on its common units and the subordinated units.

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

Payments to our general
partner and its affiliates...  We will pay Ultramar Diamond Shamrock and its affiliates an annual administrative fee that will initially equal $5.2 million as a reimbursement of the overhead and administrative expenses incurred by them on our behalf, including legal, accounting, treasury, information technology and other centralized corporate functions. Additionally, we will reimburse Ultramar Diamond Shamrock and its affiliates for direct expenses they incur on our behalf such as salaries, wages and employee benefit costs, including health insurance, pension and retiree medical. On a pro forma basis for 1999, we estimate that the direct expenses to be reimbursed to Ultramar Diamond Shamrock and its affiliates would have been approximately $7.8 million.

Withdrawal or removal of our
  general partner............  If the general partner withdraws or is removed, its general partner interest and its incentive distribution rights will either be sold to the new general partner for cash or converted into common units, in each case for an amount equal to the fair market value of those interests. Please read "The Partnership Agreement -- Withdrawal or Removal of the General Partner."

                               LIQUIDATION STAGE

Liquidation..................  Upon our liquidation, the partners, including our general partner, will be entitled to receive liquidating distributions according to their particular capital account balances.

AGREEMENTS GOVERNING THE TRANSACTIONS


     Shamrock Logistics, the general partner, Shamrock Logistics GP, LLC, Shamrock Logistics Operations and other parties have entered into or will enter into the various documents and agreements that will effect transactions, including the vesting of assets in, and the assumption of liabilities by, the subsidiaries, and the application of the proceeds of this offering. These agreements will not be the result of arm's-length negotiations, and they, or any of the transactions which they provide for, may be effected on terms at least as favorable to the parties to these agreements as they could have been obtained from unaffiliated third parties. All of the transaction expenses incurred in connection with these transactions, including the expenses associated with vesting assets into our subsidiaries, will be paid from the proceeds of this offering. For a detailed description of the expenses payable to Ultramar Diamond Shamrock by Shamrock Logistics, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Related Party Transactions."


OMNIBUS AGREEMENT

     Concurrent with the closing of the offering of the common units, we will enter into an agreement with Ultramar Diamond Shamrock and the general partner, which will govern potential competition among us and the other parties to the agreement. Ultramar Diamond Shamrock will agree, and will cause its controlled affiliates to agree, for so long as Ultramar Diamond Shamrock or its affiliates control the general partner, not to engage in, whether by acquisition or otherwise, the business of transporting crude oil or refined petroleum products including petrochemicals or

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

operating crude oil storage or refined petroleum products terminalling assets in the United States. This restriction will not apply to:

     - any business retained by Ultramar Diamond Shamrock at the closing of this offering;

     - any further development of the Diamond-Koch Joint Venture petrochemicals business;

     - any business with a fair market value of less than $10 million;

     - any business acquired by Ultramar Diamond Shamrock that constitutes less than 50% of the fair market value of a larger acquisition; provided we have been offered and declined (with the concurrence of the conflicts committee) the opportunity to purchase this business;

     - the Wichita Falls crude oil pipeline, the Nuevo Laredo refined product pipeline and the Ringgold crude oil storage facility should we decline to exercise our option to purchase them; or

     - any newly constructed logistics assets that we have not offered to purchase within one year of construction at fair market value, not to exceed 105% of the cost to Ultramar Diamond Shamrock.


     The omnibus agreement will also provide for a ten-year environmental indemnity by Ultramar Diamond Shamrock as described under "Business -- Environmental Regulation -- General."


     In addition, the general partner and Ultramar Diamond Shamrock will enter into an administrative services agreement under which Ultramar Diamond Shamrock and its affiliates will agree to provide general and administrative services to the general partner. We will pay Ultramar Diamond Shamrock and its affiliates an annual administrative fee that will initially equal $5.2 million. See "Management -- Administrative Fee and Reimbursement of Expenses."


     Further, concurrently with the closing of this offering, we will enter into a seven-year pipelines and terminal usage agreement with Ultramar Diamond Shamrock, as described under "Business -- Our Relationship with Ultramar Diamond Shamrock."


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

              CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITIES

CONFLICTS OF INTEREST

     Conflicts of interest exist and may arise in the future as a result of the relationships between the general partner and its affiliates, on the one hand, and Shamrock Logistics and its limited partners, on the other hand. The directors and officers of the general partner's general partner, Shamrock Logistics GP, LLC, have fiduciary duties to manage the general partner in a manner beneficial to its partners. At the same time, the general partner has a fiduciary duty to manage Shamrock Logistics in a manner beneficial to Shamrock Logistics and the unitholders.

     The partnership agreement contains provisions that allow the general partner to take into account the interests of parties in addition to Shamrock Logistics in resolving conflicts of interest. In effect, these provisions limit the general partner's fiduciary duties to the unitholders. The partnership agreement also restricts the remedies available to unitholders for actions taken that might, without those limitations, constitute breaches of fiduciary duty. Whenever a conflict arises between a general partner or its affiliates, on the one hand, and Shamrock Logistics or any other partner, on the other hand, the general partner will resolve that conflict. A conflicts committee of the board of directors of Shamrock Logistics GP, LLC will, at the request of the general partner, review conflicts of interest. The general partner will not be in breach of its obligations under the partnership agreement or its duties to Shamrock Logistics or the unitholders if the resolution of the conflict is considered to be fair and reasonable to Shamrock Logistics. Any resolution is considered to be fair and reasonable to Shamrock Logistics if that resolution is:

     - approved by the conflicts committee, although no party is obligated to seek approval and the general partner may adopt a resolution or course of action that has not received approval;

     - on terms no less favorable to Shamrock Logistics than those generally being provided to or available from unrelated third parties; or

     - fair to Shamrock Logistics, taking into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to Shamrock Logistics.

     In resolving a conflict, the general partner may, unless the resolution is specifically provided for in the partnership agreement, consider:

     - the relative interests of the parties involved in the conflict or affected by the action;

     - any customary or accepted industry practices or historical dealings with a particular person or entity; and

     - generally accepted accounting practices or principles and other factors it considers relevant, if applicable.

     Conflicts of interest could arise in the situations described below, among others.

  ACTIONS TAKEN BY THE GENERAL PARTNER MAY AFFECT THE AMOUNT OF CASH AVAILABLE FOR DISTRIBUTION TO UNITHOLDERS OR ACCELERATE THE RIGHT TO CONVERT SUBORDINATED UNITS.

     The amount of cash that is available for distribution to unitholders is affected by decisions of the general partner regarding:

     - amount and timing of asset purchases and sales;

     - cash expenditures;

     - borrowings;

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

     - issuance of additional units; and

     - the creation, reduction or increase of reserves in any quarter.

     In addition, borrowings by Shamrock Logistics do not constitute a breach of any duty owed by the general partner to the unitholders, including borrowings that have the purpose or effect of:

     - enabling UDS Logistics, LLC to receive distributions on any subordinated units held by it or enabling the general partner to receive distributions or the incentive distribution rights; or

     - accelerating the expiration of the subordination period.

     The partnership agreement provides that Shamrock Logistics may borrow funds from the general partner and its affiliates. The general partner and its affiliates may not borrow funds from Shamrock Logistics.

  WE WILL NOT HAVE ANY EMPLOYEES AND WILL RELY ON THE EMPLOYEES OF THE GENERAL PARTNER AND ITS AFFILIATES.

     We will not have any officers or employees and will rely solely on officers and employees of Shamrock Logistics GP, LLC, and its affiliates. Affiliates of the general partner will conduct businesses and activities of their own in which we will have no economic interest. If these separate activities are significantly greater than our activities, there could be material competition for the time and effort of the officers and employees who provide services to the general partner and Shamrock Logistics GP, LLC. The officers of Shamrock Logistics GP, LLC will not be required to work full time on our affairs. These officers may devote significant time to the affairs of Ultramar Diamond Shamrock or its affiliates and will be compensated by these affiliates for the services rendered to them.

  SHAMROCK LOGISTICS WILL REIMBURSE ULTRAMAR DIAMOND SHAMROCK AND ITS AFFILIATES FOR EXPENSES AND COSTS INCURRED ON OUR BEHALF.


     Shamrock Logistics will reimburse Ultramar Diamond Shamrock and its affiliates for costs incurred in managing and operating Shamrock Logistics. The partnership agreement provides that the general partner will determine the expenses that are allocable to Shamrock Logistics in any reasonable manner determined by the general partner in its sole discretion. For a more detailed description of the administrative fees and expense reimbursements we will be obligated to pay our general partner, please read "Management -- Administrative Fee and Reimbursement of Expenses."


  THE GENERAL PARTNER INTENDS TO LIMIT ITS LIABILITY REGARDING SHAMROCK LOGISTICS' OBLIGATIONS.

     The general partner intends to limit its liability under contractual arrangements so that the other party has recourse only to all or particular assets of Shamrock Logistics, and not against the general partner or its assets. The partnership agreement provides that any action taken by the general partner to limit its liability is not a breach of the general partner's fiduciary duties, even if we could have obtained more favorable terms without the limitation on liability.

  COMMON UNITHOLDERS WILL HAVE NO RIGHT TO ENFORCE OBLIGATIONS OF THE GENERAL PARTNER AND ITS AFFILIATES UNDER AGREEMENTS WITH SHAMROCK LOGISTICS.

     Any agreements between Shamrock Logistics on the one hand, and the general partner and its affiliates, on the other, will not grant to the unitholders, separate and apart from Shamrock Logistics, the right to enforce the obligations of the general partner and its affiliates in favor of Shamrock Logistics. Therefore, the general partner, in its capacity as the general partner of Shamrock Logistics, will be primarily responsible for enforcing these obligations.
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

  CONTRACTS BETWEEN SHAMROCK LOGISTICS, ON THE ONE HAND, AND THE GENERAL PARTNER AND ITS AFFILIATES, ON THE OTHER, WILL NOT BE THE RESULT OF ARM'S-LENGTH NEGOTIATIONS.

     The partnership agreement allows the general partner to pay itself or its affiliates for any services rendered, provided these services are rendered on terms that are fair and reasonable to us. The general partner may also enter into additional contractual arrangements with any of its affiliates on our behalf. Neither the partnership agreement nor any of the other agreements, contracts and arrangements between Shamrock Logistics, on the one hand, and the general partner and its affiliates, on the other, are or will be the result of arm's-length negotiations.

     All of these transactions entered into after the sale of the common units offered in this offering are to be on terms which are fair and reasonable to Shamrock Logistics.

     The general partner and its affiliates will have no obligation to permit us to use any facilities or assets of the general partner and its affiliates, except as may be provided in contracts entered into specifically dealing with that use. The general partner and its affiliates will not have any obligation to enter into any contracts of this kind.

  COMMON UNITS ARE SUBJECT TO THE GENERAL PARTNER'S LIMITED CALL RIGHT.

     The general partner may exercise its right to call and purchase common units as provided in the partnership agreement or assign this right to one of its affiliates or to us. The general partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. As a consequence, a common unitholder may have his common units purchased from him at an undesirable time or price. For a description of this right, please read "The Partnership Agreement -- Limited Call Right."

  SHAMROCK LOGISTICS MAY CHOOSE NOT TO RETAIN SEPARATE COUNSEL FOR ITSELF OR FOR THE HOLDERS OF COMMON UNITS.

     The attorneys, independent auditors and others who have performed services for us regarding the offering have been retained by the general partner and may continue to be retained by the general partner after the offering. Attorneys, independent auditors and others who will perform services for us in the future will be selected by the general partner or the conflicts committee and may also perform services for the general partner and its affiliates. The general partner may retain separate counsel for Shamrock Logistics or the holders of common units in the event of a conflict of interest arising between the general partner and its affiliates, on the one hand, and Shamrock Logistics or the holders of common units, on the other, after the sale of the common units offered in this prospectus, depending on the nature of the conflict. The general partner does not intend to do so in most cases.

  THE GENERAL PARTNER'S AFFILIATES MAY COMPETE WITH SHAMROCK LOGISTICS.

     Ultramar Diamond Shamrock will agree, and will cause its controlled affiliates to agree, for so long as Ultramar Diamond Shamrock or its affiliates control the general partner, not to engage in, whether by acquisition or otherwise, the business of transporting crude oil or refined petroleum products including petrochemicals or operating crude oil storage or refined petroleum products terminalling assets in the United States. The restriction will not apply to:

     - any business retained by Ultramar Diamond Shamrock at the closing of this offering;

     - any further development of the Diamond-Koch Joint Venture petrochemicals business;

     - any business with a fair market value of less than $10 million;

     - any business acquired by Ultramar Diamond Shamrock that constitutes less than 50% of the fair market value of a larger acquisition; provided we have been offered and declined

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

       (with the concurrence of the conflicts committee) the opportunity to purchase this business;

     - the Wichita Falls crude oil pipeline, the Nuevo Laredo refined product pipeline and the Ringgold crude oil storage facility should we decline to exercise our option to purchase them; or

     - any newly constructed logistics assets that we have not offered to purchase within one year of construction at fair market value, not to exceed 105% of the cost to Ultramar Diamond Shamrock.

       THE GENERAL PARTNER HAS THE AUTHORITY TO DECREASE OR INCREASE OUR TARIFF RATES AND TERMINAL CHARGES.

     Ultramar Diamond Shamrock, as the primary shipper in our pipelines, has an economic incentive to seek lower tariff rates for our pipelines and lower terminalling fees. Although Ultramar Diamond Shamrock has agreed not to challenge our rates for a seven-year period, we may decrease our tariff rates and terminal charges voluntarily at any time in instances where we need to respond to competitive pressure or where increased volumes warrant a decrease of tariff rates or terminalling fees. The general partner has the authority to determine if and to what extent tariff rates and terminal charges will be decreased. The general partner also has the authority to determine whether we seek an increase in our tariff rates and terminal charges, and if so, the size of the increase. However, any proposals by our general partner to reduce our tariff rates will be submitted to our conflicts committee for their approval.

FIDUCIARY DUTIES OWED TO UNITHOLDERS BY THE GENERAL PARTNER ARE PRESCRIBED BY LAW AND THE PARTNERSHIP AGREEMENT.

     The general partner is accountable to us and our unitholders as a fiduciary. Fiduciary duties are generally considered to include an obligation to act with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, generally requires a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, generally prohibits a general partner from taking any action or engaging in any transaction where a conflict of interest is present. The Delaware Act generally provides that a limited partner may institute legal action on a partnership's behalf to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. In addition, the statutory or case law of some jurisdictions may permit a limited partner to institute legal action on behalf of himself and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partners.

     The Delaware Act provides that Delaware limited partnerships may, in their partnership agreements, restrict or expand the fiduciary duties owed by general partner to limited partners and the partnership.

     In order to induce the general partner to manage the business of Shamrock Logistics, the partnership agreement contains various provisions restricting the fiduciary duties that might otherwise be owed by the general partner. The following is a summary of the material restrictions of the fiduciary duties owed by the general partner to the limited partners:

     The partnership agreement contains provisions that waive or consent to conduct by the general partner and its affiliates that might otherwise raise issues as to compliance with fiduciary duties or applicable law. For example, the partnership agreement permits the general partner to make a number of decisions in its "sole discretion," such as:

     - the incurrence of indebtedness;

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     - the acquisition or disposition of assets, except for the disposition of all of the assets of the partnership which requires unitholder approval;


     - the negotiation of any contracts;


     - the disposition of partnership cash; and



     - the purchase or disposition of partnership securities, other than issuance of securities senior to the common units and the issuance of additional common units in excess of 4,199,661 during the subordination period without the approval of a majority of the unitholders if the issuance is not in connection with a transaction resulting in the increase in available cash per unit.


     Sole discretion entitles the general partner to consider only the interests and factors that it desires and it shall have no duty or obligation to give any consideration to any interest of, or factors affecting, Shamrock Logistics, its affiliates or any limited partner. Other provisions of the partnership agreement provide that the general partner's actions must be made in its reasonable discretion.

     The partnership agreement generally provides that affiliated transactions and resolutions of conflicts of interest not involving a required vote of unitholders must be "fair and reasonable" to Shamrock Logistics under the factors previously set forth. In determining whether a transaction or resolution is "fair and reasonable" the general partner may consider interests of all parties involved, including its own. Unless the general partner has acted in bad faith, the action taken by the general partner shall not constitute a breach of its fiduciary duty.

     In addition to the other more specific provisions limiting the obligations of the general partner, the partnership agreement further provides that the general partner and the officers and directors of Shamrock Logistics GP, LLC will not be liable for monetary damages to Shamrock Logistics, the limited partners or assignees for errors of judgment or for any acts or omissions if the general partner and those other persons acted in good faith.

     In order to become a limited partner of Shamrock Logistics, a common unitholder is required to agree to be bound by the provisions in the partnership agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner or assignee to sign a partnership agreement does not render the partnership agreement unenforceable against that person.

     Shamrock Logistics is required to indemnify the general partner and Shamrock Logistics GP, LLC and their officers, directors, employees, affiliates, partners, members, agents and trustees, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by the general partner and Shamrock Logistics GP, LLC or these other persons. This indemnification is required if the general partner or these persons acted in good faith and in a manner they reasonably believed to be in, or (in the case of a person other than the general partner) not opposed to, the best interests of Shamrock Logistics. Indemnification is required for criminal proceedings if the general partner and Shamrock Logistics GP, LLC or these other persons had no reasonable cause to believe their conduct was unlawful. Thus, the general partner and Shamrock Logistics GP, LLC could be indemnified for their negligent acts if they met these requirements concerning good faith and the best interests of Shamrock Logistics. Please read "The Partnership Agreement -- Indemnification."

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                        DESCRIPTION OF THE COMMON UNITS

     Once this offering is complete, the common units will be registered under the Exchange Act and Shamrock Logistics will be subject to the reporting and other requirements of the Exchange Act. Shamrock Logistics will be required to file periodic reports containing financial and other information with the Securities and Exchange Commission.

THE UNITS

     The common units and the subordinated units represent limited partner interests in Shamrock Logistics. The holders of units are entitled to participate in partnership distributions and exercise the rights and privileges available to limited partners under the Shamrock Logistics partnership agreement. For a description of the relative rights and preferences of holders of common units and subordinated units in and to partnership distributions, please read "Cash Distribution Policy" and "Description of the Subordinated Units." For a description of the rights and privileges of limited partners under the Shamrock Logistics partnership agreement, please read "The Partnership Agreement."

TRANSFER AGENT AND REGISTRAR

  DUTIES

     Chase Mellon Shareholder Services LLC will serve as registrar and transfer agent for the common units and will receive a fee from Shamrock Logistics. All fees charged by the transfer agent for transfers of common units will be borne by Shamrock Logistics, except for the following, which will be paid by unitholders:

     - surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

     - special charges for services requested by a holder of a common unit; and

     - other similar fees or charges.

     There will be no charge to holders for disbursements of Shamrock Logistics cash distributions. Shamrock Logistics will indemnify the transfer agent, its agents and each of their shareholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

  RESIGNATION OR REMOVAL

     The transfer agent may at any time resign, by notice to Shamrock Logistics, or be removed by Shamrock Logistics. The resignation or removal of the transfer agent will become effective upon the appointment by Shamrock Logistics of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and has accepted the appointment within 30 days after notice of the resignation or removal, the general partner is authorized to act as the transfer agent and registrar until a successor is appointed.

TRANSFER OF COMMON UNITS

     The transfer of the common units to persons that purchase directly from the underwriters will be accomplished through the completion, execution, and delivery of a transfer application by the investor. Any later transfers of a common unit will not be recorded by the transfer agent or recognized by Shamrock Logistics unless the transferee executes and delivers a transfer application. The form of transfer application is set forth as Appendix B to this prospectus and is

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

also set forth on the reverse side of the certificates representing units. By executing and delivering a transfer application, the transferee of common units:

          (1) becomes the record holder of the common units and is an assignee until admitted into Shamrock Logistics as a substituted limited partner;

          (2) automatically requests admission as a substituted limited partner in Shamrock Logistics;

          (3) agrees to be bound by the terms and conditions of, and executes, the Shamrock Logistics partnership agreement;

          (4) represents that the transferee has the capacity, power and authority to enter into the partnership agreement;

          (5) grants powers of attorney to officers of Shamrock Logistics GP, LLC and any liquidator of Shamrock Logistics as specified in the partnership agreement; and

          (6) makes the consents and waivers contained in the partnership agreement.

     An assignee will become a substituted limited partner of Shamrock Logistics for the transferred common units upon the consent of the general partner and the recording of the name of the assignee on the books and records of Shamrock Logistics. The general partner may withhold its consent in its sole discretion.

     Transfer applications may be completed, executed and delivered by a transferee's broker, agent or nominee. Shamrock Logistics is entitled to treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial owners' rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

     Common units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to request admission as a substituted limited partner in Shamrock Logistics for the transferred common units. A purchaser or transferee of common units who does not execute and deliver a transfer application obtains only:

     - the right to assign the common unit to a purchaser or other transferee;
       and

     - the right to transfer the right to seek admission as a substituted limited partner in Shamrock Logistics for the transferred common units.

     Therefore, a purchaser or transferee of common units who does not execute and deliver a transfer application:

     - will not receive cash distributions or federal income tax allocations, unless the common units are held in a nominee or "street name" account and the nominee or broker has executed and delivered a transfer application; and

     - may not receive some federal income tax information or reports furnished to record holders of common units.

     The transferor of common units will have a duty to provide the transferee with all information that may be necessary to transfer the common units. The transferor will not have a duty to ensure the execution of the transfer application by the transferee and will have no liability or responsibility if the transferee neglects or chooses not to execute and forward the transfer application to the transfer agent. Please read "The Partnership
Agreement -- Status as Limited Partner or Assignee."

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

     Until a common unit has been transferred on the books of Shamrock Logistics, Shamrock Logistics and the transfer agent, notwithstanding any notice to the contrary, may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

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

                     DESCRIPTION OF THE SUBORDINATED UNITS

     The subordinated units are a separate class of limited partner interests in Shamrock Logistics, and the rights of holders to participate in distributions to partners differ from, and are subordinated to, the rights of the holders of common units. For any given quarter, any available cash will first be distributed to the general partner and to the holders of common units, until the holders of common units have received the minimum quarterly distribution plus any arrearages, and then will be distributed to the general partner and holders of subordinated units, until the holders of subordinated units have received the minimum quarterly distribution. Please read "Cash Distribution Policy."

CONVERSION OF SUBORDINATED UNITS


     As described in more detail under "Cash Distribution
Policy -- Subordination Period", the subordination period will generally extend from the closing of this offering until the first day of any quarter beginning after December 31, 2005 that we meet certain financial tests.


     Upon expiration of the subordination period, all subordinated units will convert into common units on a one-for-one basis and will then participate, pro rata, with the other common units in distributions of available cash. In addition, if the general partner is removed as general partner of Shamrock Logistics under circumstances where cause does not exist and units held by the general partner and its affiliates are not voted in favor of that removal:

          (1) the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

          (2) any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

          (3) the general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests at fair market value as determined by agreement between the general partner and its successor or by an independent investment banking firm or other independent expert.

LIMITED VOTING RIGHTS

     Holders of subordinated units will sometimes vote as a single class together with the common units and sometimes vote as a class separate from the holders of common units and, as in the case of holders of common units, will have very limited voting rights. During the subordination period, common units and subordinated units each vote separately as a class on the following matters:

          (1) a sale or exchange of all or substantially all of our assets;

          (2) the election of a successor general partner in connection with the removal of the general partner;

          (3) a dissolution or reconstitution of Shamrock Logistics;

          (4) a merger of Shamrock Logistics;

          (5) issuance of limited partner interests in some circumstances; and

          (6) some amendments to the partnership agreement, including any amendment that would cause Shamrock Logistics to be treated as an association taxable as a corporation.

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

     The subordinated units are not entitled to vote on approval of the withdrawal of the general partner or the transfer by the general partner of its general partner interest or incentive distribution rights under some circumstances. Removal of the general partner requires:

     - a two-thirds vote of all outstanding units voting as a single class; and

     - the election of a successor general partner by the holders of a majority of the outstanding common units and subordinated units, voting as separate classes.

     Under the partnership agreement, the general partner generally will be permitted to effect amendments to the partnership agreement that do not materially adversely affect unitholders without the approval of any unitholders.

DISTRIBUTIONS UPON LIQUIDATION

     If Shamrock Logistics liquidates during the subordination period, in some circumstances holders of outstanding common units will be entitled to receive more per unit in liquidating distributions than holders of outstanding subordinated units. The per unit difference will be dependent upon the amount of gain or loss recognized by Shamrock Logistics in liquidating its assets. Following conversion of the subordinated units into common units, all units will be treated the same upon liquidation of Shamrock Logistics.

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

                           THE PARTNERSHIP AGREEMENT

     The following is a summary of the material provisions of the Shamrock Logistics partnership agreement. The form of the partnership agreement is included in this prospectus as Appendix A. The form of partnership agreement of the operating partnership is included as an exhibit to the registration statement of which this prospectus is a part. Shamrock Logistics will provide prospective investors with a copy of the form of this agreement upon request at no charge. Unless the context otherwise requires, references in this prospectus to the "partnership agreement" constitute references to the partnership agreement of Shamrock Logistics and the partnership agreement of the operating partnership.

     The following provisions of the partnership agreement are summarized elsewhere in this prospectus.

     - With regard to the transfer of common units, please read "Description of the Common Units -- Transfer of Common Units."

     - With regard to distributions of available cash, please read "Cash Distribution Policy."

     - With regard to allocations of taxable income and taxable loss, please read "Tax Considerations."

ORGANIZATION AND DURATION

     Shamrock Logistics was organized in December 1999, and will have a perpetual existence.

PURPOSE

     Our purpose under the partnership agreement is limited to serving as the limited partner of the operating partnership and engaging in any business activities that may be engaged in by the partnership or that are approved by the general partner. The partnership agreement of Shamrock Logistics Operations provides that Shamrock Logistics Operations may, directly or indirectly, engage in:

          (1) its operations as conducted immediately before this offering;

          (2) any other activity approved by the general partner but only to the extent that the general partner reasonably determines that, as of the date of the acquisition or commencement of the activity, the activity generates "qualifying income" as this term is defined in
              Section 7704 of the Internal Revenue Code; or

          (3) any activity that enhances the operations of an activity that is described in (1) or (2) above.

     Although the general partner has the ability to cause Shamrock Logistics and Shamrock Logistics Operations to engage in activities other than the transportation, terminalling and storage of crude oil and refined products, the general partner has no current plans to do so. The general partner is authorized in general to perform all acts deemed necessary to carry out our purposes and to conduct our business.

POWER OF ATTORNEY

     Each limited partner, and each person who acquires a unit from a unitholder and executes and delivers a transfer application, grants to the general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for the qualification, continuance or dissolution of Shamrock Logistics. The power of attorney also grants the general partner and the liquidator the authority to amend the partnership agreement, and to make consents and waivers under the partnership agreement.

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

CAPITAL CONTRIBUTIONS


     Unitholders are not obligated to make additional capital contributions, except as described below under "-- Limited Liability."


LIMITED LIABILITY

     Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that he otherwise acts in conformity with the provisions of the partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined, however, that the right or exercise of the right by the limited partners as a group

     - to remove or replace the general partner,

     - to approve some amendments to the partnership agreement or

     - to take other action under the partnership agreement

constituted "participation in the control" of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as the general partner. This liability would extend to persons who transact business with us who reasonably believe that the limited partner is a general partner. Neither the partnership agreement nor the Delaware Act specifically provides for legal recourse against the general partner if a limited partner were to lose limited liability through any fault of the general partner. While this does not mean that a limited partner could not seek legal recourse, we have found no precedent for this type of a claim in Delaware case law.

     Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except the assignee is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement. The operating partnership will initially conduct business in Texas, Colorado, New Mexico, Oklahoma, Kansas and Skelly-Belvieu Pipeline Company will initially conduct business in Texas. Maintenance of limited liability for Shamrock Logistics, as a limited partner of the operating partnership, may require compliance with legal requirements in the jurisdictions in which the operating partnership conducts business. Limitations on the liability of limited partners for the obligations of a limited partner have not been clearly established in many jurisdictions. If it were determined that we were, by virtue of our limited partner interest in the operating partnership or otherwise, conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace the general partners, to approve some amendments to the partnership agreement, or to take other action under the partnership agreement constituted "participation in the control" of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our
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


obligations under the law of that jurisdiction to the same extent as the general partner under the circumstances. We will operate in a manner as the general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.


ISSUANCE OF ADDITIONAL SECURITIES

     The partnership agreement authorizes us to issue an unlimited number of additional limited partner interests and other equity securities for the consideration and on the terms and conditions established by the general partner in its sole discretion without the approval of any limited partners. During the subordination period, however, we may not issue equity securities ranking senior to the common units or in aggregate of more than 4,199,661 additional common units or units on a parity with the common units, in each case, without the approval of the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, except that we may issue an unlimited number of common units as follows:

        (1) upon exercise of the underwriters' over-allotment option;


        (2) under employee benefit plans;



        (3) upon conversion of the general partner interest and incentive distribution rights as a result of a withdrawal of the general partner;



        (4) in the event of a combination or subdivision of common units; or



        (5) to finance an acquisition or a capital improvement that would have resulted, on a pro forma basis, in an increase in adjusted operating surplus on a per unit basis for the preceding four-quarter period.


     It is possible that we will fund acquisitions through the issuance of additional common units or other equity securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional partnership interests may dilute the value of the interests of the then-existing holders of common units in our net assets.


     After the subordination period, there will be no restriction under the Partnership Agreement on the ability of the general partner to issue common units or units junior or senior to the common units.


     In accordance with Delaware law and the provisions of the partnership agreement, we may also issue additional partnership securities that, in the sole discretion of the general partner, may have special voting rights to which the common units are not entitled.

     Upon issuance of additional partnership securities, the general partner will be required to make additional capital contributions to the extent necessary to maintain its combined 2% general partner interest in us and Shamrock Logistics Operations. Moreover, the general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other equity securities whenever, and on the same terms that we issue those securities to persons other than the general partner and its affiliates, to the extent necessary to maintain its percentage interest, including its interest represented by common units and subordinated units, that existed immediately prior to each issuance. The holders of common units will not have preemptive rights to acquire additional common units or other partnership interests.

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AMENDMENT OF THE PARTNERSHIP AGREEMENT

     Amendments to the partnership agreement may be proposed only by or with the consent of the general partner, which consent may be given or withheld in its sole discretion. In order to adopt a proposed amendment, other than the amendments discussed below, the general partner is required to seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment except as described below.

     Prohibited Amendments. No amendment may be made that would:

          (1) enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected;

          (2) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by Shamrock Logistics to the general partner or any of its affiliates without the consent of the general partner, which may be given or withheld in its sole discretion;

          (3) change the term of Shamrock Logistics;

          (4) provide that Shamrock Logistics is not dissolved upon an election to dissolve Shamrock Logistics by the general partner that is approved by the holders of a majority of the outstanding common units and subordinated units, voting as separate classes; or

          (5) give any person the right to dissolve Shamrock Logistics other than the general partner's right to dissolve Shamrock Logistics with the approval of the holders of a majority of the outstanding common units and subordinated units, voting as separate classes.

     The provision of the partnership agreement preventing the amendments having the effects described in clauses (1) through (5) above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class.

     No Unitholder Approval. The general partner may generally make amendments to the partnership agreement without the approval of any limited partner or assignee to reflect:

          (1) a change in the name of Shamrock Logistics, the location of the principal place of business of Shamrock Logistics, the registered agent or the registered office of Shamrock Logistics;

          (2) the admission, substitution, withdrawal or removal of partners in accordance with the partnership agreement;

          (3) a change that, in the sole discretion of the general partner, is necessary or advisable to qualify or continue the qualification of Shamrock Logistics as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither Shamrock Logistics nor Shamrock Logistics Operations will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

          (4) an amendment that is necessary, in the opinion of counsel to Shamrock Logistics, to prevent Shamrock Logistics, the general partner, Shamrock Logistics GP, LLC, or any of the directors, officers, agents or trustees of Shamrock Logistics GP, LLC from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or "plan asset" regulations adopted under the Employee Retirement Income Security Act of 1974, whether or not substantially similar to plan asset regulations currently applied or proposed;
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          (5) subject to the limitations on the issuance of additional common units or other limited or general partner interests described above, an amendment that in the discretion of the general partner is necessary or advisable for the authorization of additional limited or general partner interests;

          (6) any amendment expressly permitted in the partnership agreement to be made by the general partner acting alone;

          (7) an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of the partnership agreement;

          (8) any amendment that, in the discretion of the general partner, is necessary or advisable for the formation by Shamrock Logistics of, or its investment in, any corporation, partnership or other entity, as otherwise permitted by the partnership agreement;

          (9) a change in the fiscal year or taxable year of Shamrock Logistics and related changes; and

          (10) any other amendments substantially similar to any of the matters described in (1) through (9) above.

     In addition, the general partner may make amendments to the partnership agreement without the approval of any limited partner or assignee if those amendments, in the discretion of the general partner:


          (1) do not adversely affect the limited partners (or any particular class of limited partners) in any material respect;


          (2) are necessary or advisable to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

          (3) are necessary or advisable to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading, compliance with any of which the general partner deems to be in the best interests of Shamrock Logistics and the limited partners;

          (4) are necessary or advisable for any action taken by the general partner relating to splits or combinations of units under the provisions of the partnership agreement; or

          (5) are required to effect the intent expressed in this prospectus or the intent of the provisions of the partnership agreement or are otherwise contemplated by the partnership agreement.

     Opinion of Counsel and Unitholder Approval. The general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners or result in Shamrock Logistics being treated as an entity for federal income tax purposes if one of the amendments described above under "-- No Unitholder Approval" should occur. No other amendments to the partnership agreement will become effective without the approval of holders of at least 90% of the units unless Shamrock Logistics obtains an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any limited partner in Shamrock Logistics or cause Shamrock Logistics or Shamrock Logistics Operations to be taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously taxed as such).

     Any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action is required to be approved by the
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affirmative vote of limited partners constituting not less than the voting requirement sought to be reduced.

MERGER, SALE, OR OTHER DISPOSITION OF ASSETS

     The general partner is generally prohibited, without the prior approval of the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, from causing Shamrock Logistics to, among other things, sell, exchange, or otherwise dispose of all or substantially all of its assets in a single transaction or a series of related transactions, including by way of merger, consolidation, or other combination, or approving on behalf of Shamrock Logistics the sale, exchange, or other disposition of all or substantially all of the assets of the subsidiaries; provided that the general partner may mortgage, pledge, hypothecate, or grant a security interest in all or substantially all of Shamrock Logistics' assets without that approval. The general partner may also sell all or substantially all of Shamrock Logistics' assets under a foreclosure or other realization upon the encumbrances above without that approval. Furthermore, provided that conditions specified in the partnership agreement are satisfied, the general partner may merge Shamrock Logistics or any of its subsidiaries into, or convey some or all of their assets to, a newly formed entity if the sole purpose of that merger or conveyance is to effect a mere change in the legal form of Shamrock Logistics into another limited liability entity. The unitholders are not entitled to dissenters' rights of appraisal under the partnership agreement or applicable Delaware law in the event of a merger or consolidation, a sale of substantially all of Shamrock Logistics' assets, or any other transaction or event.

TERMINATION AND DISSOLUTION

     We will continue in existence as a limited partnership in perpetuity unless terminated sooner under the partnership agreement. We will dissolve upon:

          (1) the election of the general partner to dissolve us, if approved by the holders of a majority of the outstanding common units and subordinated units, voting as separate classes;

          (2) the sale, exchange or other disposition of all or substantially all of the assets and properties of Shamrock Logistics;

          (3) the entry of a decree of judicial dissolution of Shamrock Logistics; or

          (4) the withdrawal or removal of the general partner or any other event that results in its ceasing to be the general partner other than by reason of a transfer of its general partner interest in accordance with the partnership agreement or withdrawal or removal following approval and admission of a successor.

     Upon a dissolution under clause (4), the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, may also elect, within specific time limitations, to reconstitute Shamrock Logistics and continue its business on the same terms and conditions described in the partnership agreement by forming a new limited partnership on terms identical to those in the partnership agreement and having as general partner an entity approved by the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, subject to receipt by Shamrock Logistics of an opinion of counsel to the effect that:

          (1) the action would not result in the loss of limited liability of any limited partner; and

          (2) neither Shamrock Logistics, the reconstituted limited partnership, nor Shamrock Logistics Operations would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue.

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LIQUIDATION AND DISTRIBUTION OF PROCEEDS

     Upon our dissolution, unless we are reconstituted and continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of the general partner that the liquidator deems necessary or desirable in its judgment, liquidate our assets and apply the proceeds of the liquidation as provided in "Cash Distribution Policy -- Distributions of Cash upon Liquidation." The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to the partners.

WITHDRAWAL OR REMOVAL OF THE GENERAL PARTNER

     Except as described below, our general partner has agreed not to withdraw voluntarily as general partner of Shamrock Logistics or as the general partner of Shamrock Logistics Operations prior to December 31, 2010 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by the general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after December 31, 2010, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days' written notice, and that withdrawal will not constitute a violation of the partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days' notice to the limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates other than the general partner and its affiliates. In addition, the partnership agreement permits the general partner in some instances to sell or otherwise transfer all of its general partner interests in Shamrock Logistics without the approval of the unitholders. Please read "-- Transfer of General Partner Interests and Incentive Distribution Rights."

     Upon the withdrawal of the general partner under any circumstances, other than as a result of a transfer of all or a part of its general partner interest in Shamrock Logistics, the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, Shamrock Logistics will be dissolved, wound up and liquidated, unless within 180 days after that withdrawal, the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, agree in writing to continue the business of Shamrock Logistics and to appoint a successor general partner. Please read "-- Termination and Dissolution."

     The general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding units, including units held by the general partner and its affiliates, and Shamrock Logistics receives an opinion of counsel regarding limited liability and tax matters. Any removal of the general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units and subordinated units, voting as separate classes. The ownership of an aggregate of more than 33 1/3% of the outstanding units by the general partner and its affiliates gives it the practical ability to prevent its removal. At the closing of this offering, the general partner and its affiliates will own 75.5% of the outstanding units.

     The partnership agreement also provides that if the general partner is removed under circumstances where cause does not exist:

          (1) the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

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          (2) any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

          (3) the general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.

     Withdrawal or removal of the general partner of Shamrock Logistics also constitutes withdrawal or removal of the general partner of Shamrock Logistics Operations.

     In the event of removal of a general partner under circumstances where cause exists or withdrawal of a general partner where that withdrawal violates the partnership agreement, a successor general partner will have the option to purchase the general partner interests and incentive distribution rights of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where a general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interests of the departing general partner and its incentive distribution rights for the fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

     If the above-described option is not exercised by either the departing general partner or the successor general partner, the departing general partner's general partner interest and its incentive distribution rights will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

     In addition, Shamrock Logistics will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner for the benefit of Shamrock Logistics.

TRANSFER OF GENERAL PARTNER INTERESTS AND INCENTIVE DISTRIBUTION RIGHTS

     Except for transfer by the general partner of all, but not less than all, of its general partner interests in Shamrock Logistics and the managing interest in the operating partnership to:

          (a) an affiliate of the general partner; or

          (b) another person as part of the merger or consolidation of the general partner with or into another person or the transfer by the general partner of all or substantially all of its assets to another person, the general partner may not transfer all or any part of its general partner interest in Shamrock Logistics and in the operating partnership to another person prior to December 31, 2010, without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by the general partner and its affiliates. As a condition of this transfer, the transferee must assume the rights and duties of the general partner to whose interest that transferee has succeeded, agree to be bound by the provisions of the partnership agreement, furnish an opinion of counsel regarding limited liability and tax matters, agree to acquire the general partner interest in Shamrock Logistics Operations and agree to be bound by the provisions of the partnership agreement of Shamrock Logistics Operations. The general partner


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and its affiliates may at any time, however, transfer subordinated units to one or more persons, other than Shamrock Logistics, without unitholder approval. At any time, the partner(s) of the general partner may sell or transfer all or part of their partnership interests in the general partner to an affiliate or a third party without the approval of the unitholders. The general partner or its affiliates or a later holder may transfer its incentive distribution rights to an affiliate or another person as part of its merger or consolidation with or into, or sale of all or substantially all of its assets to, that person without the prior approval of the unitholders; provided that, in each case, the transferee agrees to be bound by the provisions of the partnership agreement. Prior to December 31, 2010, other transfers of the incentive distribution rights will require the affirmative vote of holders of a majority of the outstanding common units and subordinated units, voting as separate classes. On or after December 31, 2010, the incentive distribution rights will be freely transferable.

CHANGE OF MANAGEMENT PROVISIONS

     The partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Shamrock Logistics GP, L.P. as general partner of Shamrock Logistics or otherwise change management. If any person or group other than the general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group approved by our general partner.

     The partnership agreement also provides that if the general partner is removed under circumstances where cause does not exist and units held by the general partner and its affiliates are not voted in favor of that removal:

          (1) the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

          (2) any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

          (3) the general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.

LIMITED CALL RIGHT

     If at any time not more than 20% of the then-issued and outstanding limited partner interests of any class are held by persons other than the general partner and its affiliates, the general partner will have the right, which it may assign in whole or in part to any of its affiliates or to Shamrock Logistics, to acquire all, but not less than all, of the remaining limited partner interests of the class held by unaffiliated persons as of a record date to be selected by the general partner, on at least 10 but not more than 60 days' notice. The purchase price in the event of this purchase is the greater of:

          (1) the highest cash price paid by the general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which the general partner first mails notice of its election to purchase those limited partner interests; and

          (2) the current market price as of the date three days before the date the notice is mailed.

     As a result of the general partner's right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at an
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undesirable time or price. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. Please read "Tax Considerations -- Disposition of Common Units."

MEETINGS; VOTING

     Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, unitholders or assignees who are record holders of units on the record date will be entitled to notice of, and to vote at, meetings of limited partners of Shamrock Logistics and to act upon matters for which approvals may be solicited. Common units that are owned by an assignee who is a record holder, but who has not yet been admitted as a limited partner, shall be voted by the general partner at the written direction of the record holder. Absent direction of this kind, the common units will not be voted, except that, in the case of common units held by the general partner on behalf of non-citizen assignees, the general partner shall distribute the votes on those common units in the same ratios as the votes of limited partners on other units are cast.

     The general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units as would be necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by the general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called represented in person or by proxy shall constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum shall be the greater percentage.

     Each record holder of a unit has a vote according to his percentage interest in Shamrock Logistics, although additional limited partner interests having special voting rights could be issued. Please read "-- Issuance of Additional Securities." However, if at any time any person or group, other than the general partner and its affiliates, or a direct or subsequently approved transferee of the general partner or its affiliates, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, the person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Except as otherwise provided in the partnership agreement, subordinated units will vote together with common units as a single class.

     Any notice, demand, request, report, or proxy material required or permitted to be given or made to record holders of common units under the partnership agreement will be delivered to the record holder by Shamrock Logistics or by the transfer agent.

STATUS AS LIMITED PARTNER OR ASSIGNEE

     Except as described above under "-- Limited Liability," the common units will be fully paid, and unitholders will not be required to make additional contributions.

     An assignee of a common unit, after executing and delivering a transfer application, but pending its admission as a substituted limited partner, is entitled to an interest equivalent to that of a limited partner for the right to share in allocations and distributions from Shamrock Logistics, including liquidating distributions. The general partner will vote and exercise other powers
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

attributable to common units owned by an assignee who has not become a substituted limited partner at the written direction of the assignee. Please read "-- Meetings; Voting." Transferees who do not execute and deliver a transfer application will be treated neither as assignees nor as record holders of common units, and will not receive cash distributions, federal income tax allocations or reports furnished to holders of common units. Please read "Description of the Common Units -- Transfer of Common Units."

NON-CITIZEN ASSIGNEES; REDEMPTION

     If we are or become subject to federal, state or local laws or regulations that, in the reasonable determination of the general partner, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any limited partner or assignee, we may redeem the units held by the limited partner or assignee at their current market price. In order to avoid any cancellation or forfeiture, the general partner may require each limited partner or assignee to furnish information about his nationality, citizenship or related status. If a limited partner or assignee fails to furnish information about this nationality, citizenship or other related status within 30 days after a request for the information or the general partner determines after receipt of the information that the limited partner or assignee is not an eligible citizen, the limited partner or assignee may be treated as a non-citizen assignee. In addition to other limitations on the rights of an assignee who is not a substituted limited partner, a non-citizen assignee does not have the right to direct the voting of his units and may not receive distributions in kind upon our liquidation.

INDEMNIFICATION

     Under the partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

          (1) the general partner;

          (2) any departing general partner;

          (3) any person who is or was an affiliate of the general partner or any departing general partner;

          (4) any person who is or was a partner, officer, director, employee, agent, or trustee of the general partner, Shamrock Logistics GP, LLC, or departing general partner or any affiliate of the general partner, Shamrock Logistics GP, LLC, or departing general partner; or

          (5) any person who is or was serving at the request of the general partner or departing general partner or any affiliate of the general partner or departing general partner as an officer, director, employee, member, partner, agent, or trustee of another person.

     Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees in its sole discretion, the general partner shall not be personally liable for any of our indemnification obligations, nor have any obligation to contribute or loan funds or assets to us to enable us to effectuate indemnification. We are authorized to purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under the partnership agreement.

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BOOKS AND REPORTS

     The general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

     We will furnish or make available to record holders of common units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 90 days after the close of each quarter.

     We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.

RIGHT TO INSPECT SHAMROCK LOGISTICS' BOOKS AND RECORDS

     The partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable demand and at his own expense, have furnished to him:

          (1) a current list of the name and last known address of each partner;

          (2) a copy of our tax returns;

          (3) information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner;

          (4) copies of the partnership agreement, the certificate of limited partnership of the partnership, related amendments and powers of attorney under which they have been executed;

          (5) information regarding the status of our business and financial condition; and

          (6) any other information regarding our affairs as is just and reasonable.

     The general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which the general partner believes in good faith is not in our best interests or which we are required by law or by agreements with third parties to keep confidential.

REGISTRATION RIGHTS

     Under the partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units or other partnership securities proposed to be sold by the general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of our general partner as the general partner of Shamrock Logistics. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions. Please read "Units Eligible for Future Sale."

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

                         UNITS ELIGIBLE FOR FUTURE SALE

     After the sale of the common units offered under this prospectus, UDS Logistics, LLC will hold 4,399,322 common units and 8,999,322 subordinated units. All of these subordinated units will convert into common units at the end of the subordination period. The sale of these common and subordinated units could have an adverse impact on the price of the common units or on any trading market that may develop.

     The common units sold in the offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any common units owned by an "affiliate" of Shamrock Logistics may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

          (1) 1% of the total number of the securities outstanding; or

          (2) the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.

     Sales under Rule 144 are also subject to specific manner of sale provisions, notice requirements and the availability of current public information about Shamrock Logistics. A person who is not deemed to have been an affiliate of Shamrock Logistics at any time during the three months preceding a sale, and who has beneficially owned his or her common units for at least two years, would be entitled to sell common units under Rule 144 without regard to the public information requirements, volume limitations, manner of sale provisions and notice requirements of Rule 144.

     Prior to the end of the subordination period, Shamrock Logistics may not issue equity securities of the partnership ranking prior or senior to the common units or an aggregate of more than 4,199,661 additional common units or an equivalent amount of securities ranking on a parity with the common units, without the approval of the holders of a majority of the outstanding common units and subordinated units, voting as separate classes. This number is subject to adjustment in the event of a combination or subdivision of common units and shall exclude common units issued in a number of circumstances. Please read "The Partnership Agreement -- Issuance of Additional Securities."

     The partnership agreement provides that, after the subordination period, Shamrock Logistics may issue an unlimited number of limited partner interests of any type without a vote of the unitholders. The partnership agreement does not restrict Shamrock Logistics' ability to issue equity securities ranking junior to the common units at any time. Any issuance of additional common units or other equity securities would result in a corresponding decrease in the proportionate ownership interest in Shamrock Logistics represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read "The Partnership Agreement -- Issuance of Additional Securities."

     Under the partnership agreement, the general partner and its affiliates have the right to cause Shamrock Logistics to register under the Securities Act and state laws the offer and sale of any units that they hold. Subject to the terms and conditions of the partnership agreement, these registration rights allow the general partner and its affiliates or its assignees holding any units to require registration of any of these units and to include any of these units in a registration by Shamrock Logistics of other units, including units offered by Shamrock Logistics or by any unitholder. The general partner will continue to have these registration rights for two years following its withdrawal or removal as a general partner of Shamrock Logistics. In connection with any registration of this kind, Shamrock Logistics will indemnify each unitholder participating in the registration and its officers, directors and controlling persons from and against

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any liabilities under the Securities Act or any state securities laws arising from the registration statement or prospectus. Shamrock Logistics will bear all costs and expenses incidental to any registration, excluding any underwriting discounts and commissions. Except as described below, the general partner and its affiliates may sell their units in private transactions at any time, subject to compliance with applicable laws.

     Ultramar Diamond Shamrock, Shamrock Logistics GP, LLC, UDS Logistics, LLC, the general partner, Shamrock Logistics and Shamrock Logistics Operations have agreed with the Underwriters not to dispose of or hedge any of their common units or subordinated units or securities convertible into or exchangeable for, or that represent the right to receive, common units or subordinated units or any securities that are senior to or on a parity with common units during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans.

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                               TAX CONSIDERATIONS

     This section is a summary of the material tax considerations that may be relevant to prospective unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, expresses the opinion of Andrews & Kurth L.L.P., special counsel to the general partner and us, insofar as it relates to matters of United States federal income tax law and legal conclusions with respect to those matters. This section is based upon current provisions of the Internal Revenue Code, existing and proposed regulations and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to us are references to both Shamrock Logistics and Shamrock Logistics Operations.

     No attempt has been made in the following discussion to comment on all federal income tax matters affecting us or the unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, non-resident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts, REITs or mutual funds. Accordingly, each prospective unitholder should consult, and should depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences to him of the ownership or disposition of common units.

     All statements as to matters of law and legal conclusions contained in this section, unless otherwise noted, are the opinion of counsel.

     No ruling has been or will be requested from the IRS regarding any matter affecting us or prospective unitholders. An opinion of counsel represents only that counsel's best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made here may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the prices at which the common units trade. In addition, the costs of any contest with the IRS will be borne directly or indirectly by the unitholders and the general partner. Furthermore, the treatment of us, or an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

     For the reasons described below, counsel has not rendered an opinion with respect to the following specific federal income tax issues:

          (1) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read "-- Tax Treatment of Unitholders -- Treatment of Short Sales");

          (2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read "-- Disposition of Common Units -- Allocations Between Transferors and Transferees"); and

          (3) whether our method for depreciating Section 743 adjustments is sustainable (please read "-- Disposition of Common
              Units -- Section 754 Election").

PARTNERSHIP STATUS

     A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his allocable share of items of income, gain, loss, and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made. Distributions by a partnership to a partner are generally not taxable unless the amount of cash distributed is in excess of the partner's adjusted basis in his partnership interest.

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     No ruling has been or will be sought from the IRS and the IRS has made no determination as to our, or Shamrock Logistics Operations', status as a partnership for federal income tax purposes or whether our operations generate "qualifying income" under Section 7704 of the Code. Instead, we have relied on the opinion of counsel that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations described below, we will be classified as a partnership and Shamrock Logistics Operations will be classified as a partnership for federal income tax purposes.

     In rendering its opinion, counsel has relied on factual representations and covenants made by us and the general partner. The representations and covenants made by us and our general partner upon which counsel has relied are:

          (a) Neither we nor Shamrock Logistics Operations will elect to be treated as an association or corporation;

          (b) We will be operated in accordance with

             (1) all applicable partnership statutes,

             (2) our partnership agreement and

             (3) the description of us in this prospectus;

          (c) Shamrock Logistics Operations will be operated in accordance with

             (1) all applicable partnership statutes,

             (2) the partnership agreement for Shamrock Logistics Operations and

             (3) the description of Shamrock Logistics Operations in this prospectus; and

          (d) For each taxable year, more than 90% of our gross income will be derived from

             (1) the exploration, development, production, processing, refining, transportation, storage or marketing of any mineral or natural resource, including oil, gas, or products thereof which come from either a crude oil refinery or a natural gas processing facility, or

             (2) other items of income as to which counsel has opined or will opine are "qualifying income" within the meaning of Section 7704(d) of the Internal Revenue Code.

     Section 7704 of the Internal Revenue Code provides that publicly-traded partnerships will, as a general rule, be taxed as corporations. However, an exception (the "Qualifying Income Exception") exists with respect to publicly-traded partnerships of which 90% or more of the gross income for every taxable year consists of "qualifying income." Qualifying income includes income and gains derived from the transportation and marketing of crude oil, natural gas, and products thereof. Other types of qualifying income include interest other than from a financial business, dividends, gains from the sale of real property, and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than 4% of our current income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and the general partner and a review of the applicable legal authorities, counsel is of the opinion that at least 90% of our gross income constitutes qualifying income.

     If we fail to meet the Qualifying Income Exception, other than a failure which is determined by the IRS to be inadvertent and which is cured within a reasonable time after discovery, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception,
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in return for stock in that corporation, and then distributed that stock to the partners in liquidation of their interests in us. This contribution and liquidation should be tax-free to us and the unitholders so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

     If Shamrock Logistics or Shamrock Logistics Operations were treated as an association taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, its items of income, gain, loss and deduction would be reflected only on a separate tax return rather than being passed through to the unitholders, and its net income would be taxed at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of Shamrock Logistics' current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder's tax basis in his common units, or taxable capital gain, after the unitholder's tax basis in his common units is reduced to zero. Accordingly, treatment of either Shamrock Logistics or Shamrock Logistics Operations as an association taxable as a corporation would result in a material reduction in a unitholder's cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.

     The discussion below is based on the opinion that we will be classified as a partnership for federal income tax purposes.

TAX TREATMENT OF UNITHOLDERS

     Limited Partner Status. Unitholders who have become limited partners of Shamrock Logistics will be treated as partners of Shamrock Logistics for federal income tax purposes. Counsel is also of the opinion that

          (a) assignees who have executed and delivered transfer applications, and are awaiting admission as limited partners, and

          (b) unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units, will be treated as partners of Shamrock Logistics for federal income tax purposes. As there is no direct authority addressing assignees of common units who are entitled to execute and deliver transfer applications and become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, counsel's opinion does not extend to these persons. Furthermore, a purchaser or other transferee of common units who does not execute and deliver a transfer application may not receive some federal income tax information or reports furnished to record holders of common units unless the common units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those common units.

     A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to these units for federal income tax purposes. Please read "-- Treatment of Short Sales."

     Income, gain, deductions, or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore be fully taxable as ordinary income. These holders should consult their own tax advisors with respect to their status as partners of Shamrock Logistics for federal income tax purposes.

     Flow-Through of Taxable Income. We will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his allocable share of our income, gains, losses, and deductions without regard to whether corresponding cash distributions are
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received by that unitholder. Consequently, a unitholder may be allocated income from us even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gain, loss, and deduction for our taxable year ending with or within the taxable year of the unitholder.

     Treatment of Distributions. Our distributions to a unitholder generally will not be taxable to the unitholder for federal income tax purposes to the extent of his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder's tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under "-- Disposition of Common Units" below. Any reduction in a unitholder's share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, known as "nonrecourse liabilities," will be treated as a distribution of cash to that unitholder. To the extent our distributions cause a unitholder's "at risk" amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read "-- Limitations on Deductibility of Our Losses."

     A decrease in a unitholder's percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder's share of our "unrealized receivables", including depreciation recapture, and/or substantially appreciated "inventory items", both as defined in Section 751 of the Internal Revenue Code, and collectively, "Section 751 Assets." To that extent, a unitholder will be treated as having been distributed his proportionate share of the Section 751 Assets and having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder's realization of ordinary income under Section 751(b) of the Internal Revenue Code. That income will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder's tax basis for the share of the Section 751 Assets deemed relinquished in the exchange.

     Ratio of Taxable Income to Distributions. We estimate that a purchaser of common units in this offering who holds those common units from the date of closing of this offering through December 31, 2003, will be allocated an amount
of federal taxable income for that period that will be less than    % of the
cash distributed with respect to that period. We anticipate that after the taxable year ending December 31, 2003, the ratio of allocable taxable income to cash distributions to the unitholders will increase. These estimates are based upon the assumption that gross income from operations will approximate the amount required to make the minimum quarterly distribution on all units and other assumptions with respect to capital expenditures, cash flow and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive, and political uncertainties beyond our control. Further, the estimates are based on current tax law and specified tax reporting positions that we intend to adopt and with which the IRS could disagree. Accordingly, these estimates may not prove to be correct. The actual percentage of distributions that will constitute taxable income could be higher or lower, and any differences could be material and could materially affect the value of the common units.

     Tax Rates. In general, the highest effective United States federal income tax rate for individuals for 2000 is 39.6% and the maximum United States federal income tax rate for net capital gains of an individual is generally 20% if the asset was held for more than 12 months at the time of disposition.

     Alternative Minimum Tax. Each unitholder will be required to take into account his distributive share of any items of our income, gain, deduction or loss for purposes of the alternative minimum tax. The minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any

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additional alternative minimum taxable income. Prospective unitholders should consult with their own tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.

     Basis of Common Units. A unitholder's initial tax basis for his common units will be the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder's share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A limited partner will have no share of our debt which is recourse to the general partner, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please read "-- Disposition of Common
Units -- Recognition of Gain or Loss."

     Limitations on Deductibility of Our Losses. The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder or a corporate unitholder, if more than 50% of the value of its stock is owned directly or indirectly by five or fewer individuals or some tax-exempt organizations, to the amount for which the unitholder is considered to be "at risk" with respect to our activities, if that is less than his tax basis. A unitholder must recapture losses deducted in previous years to the extent that distributions cause his at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that his tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at risk or basis limitations is no longer utilizable.

     In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder's at risk amount will increase or decrease as the tax basis of the unitholder's units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

     The passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally, activities in which the taxpayer does not materially participate, only to the extent of the taxpayer's income from those passive activities. The passive loss limitations are applied separately with respect to each publicly-traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including other publicly-traded partnerships, or salary or active business income. Passive losses that are not deductible because they exceed a unitholder's share of the income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation.

     A unitholder's share of our net income may be offset by any suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly-traded partnerships. The IRS has announced that Treasury Regulations will be issued that characterize net passive income from a publicly-traded

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partnership as investment income for purposes of the limitations on the deductibility of investment interest.

     Limitations on Interest Deductions. The deductibility of a non-corporate taxpayer's "investment interest expense" is generally limited to the amount of that taxpayer's "net investment income." As noted, a unitholder's share of our net passive income will be treated as investment income for this purpose. In addition, the unitholder's share of our portfolio income will be treated as investment income. Investment interest expense includes:

     - interest on indebtedness properly allocable to property held for investment;

     - our interest expense attributed to portfolio income; and

     - the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

     The computation of a unitholder's investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment.

     Allocation of Income, Gain, Loss, and Deduction. In general, if we have a net profit, our items of income, gain, loss, and deduction will be allocated among the general partner and the unitholders in accordance with their particular percentage interests in us. At any time that distributions are made to the common units and not to the subordinated units, or that incentive distributions are made to the general partner, gross income will be allocated to the recipients to the extent of these distributions. If we have a net loss, the amount of that loss will be allocated first, to the general partner and the unitholders in accordance with their particular percentage interests in us to the extent of their positive capital accounts, and, second, to the general partner.

     Specified items of our income, deduction, gain, and loss will be allocated to account for the difference between the tax basis and fair market value of property contributed to us by the general partner and affiliates of the general partner referred to in this discussion as "Contributed Property." The effect of these allocations to a unitholder will be essentially the same as if the tax basis of the Contributed Property were equal to its fair market value at the time of contribution. In addition, specified items of recapture income will be allocated to the extent possible to the partner who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

     An allocation of items of our income, gain, loss, or deduction, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner's "book" capital account, credited with the fair market value of Contributed Property, and "tax" capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the "Book-Tax Disparity," will generally be given effect for federal income tax purposes in determining a partner's distributive share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a partner's distributive share of an item will be determined on the basis of the partner's interest in us, which will be determined by taking into account all the facts and circumstances, including the partner's relative contributions to us, the interests of the partners in economic profits and losses, the interests of the partners in

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cash flow and other nonliquidating distributions and rights of the partners to distributions of capital upon liquidation.

     Counsel is of the opinion that, with the exception of the issues described in "-- Disposition of Common Units -- Section 754 Election" and "-- Disposition of Common Units -- Allocations Between Transferors and Transferees," allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner's distributive share of an item of income, gain, loss or deduction.

     Entity-Level Collections. If we are required or elect under applicable law to pay any federal, state or local income tax on behalf of any unitholder or any general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the partner on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend the partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under the partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual partner in which event the partner could file a claim for credit or refund.

     Treatment of Short Sales. A unitholder whose units are loaned to a "short seller" to cover a short sale of units may be considered as having disposed of ownership of those units. If so, he would no longer be a partner for those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

     - any of our income, gain, deduction or loss with respect to those units would not be reportable by the unitholder;

     - any cash distributions received by the unitholder for those units would be fully taxable; and

     - all of these distributions would appear to be treated as ordinary income.

     Counsel has not rendered an opinion regarding the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition should modify any applicable brokerage account agreements to prohibit their brokers from borrowing their units. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests. Please also read "-- Disposition of Common Units -- Recognition of Gain or Loss."

TAX TREATMENT OF OPERATIONS

     Accounting Method and Taxable Year. We will use the year ending December 31 as our taxable year and we will adopt the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his allocable share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his allocable share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to report income for his taxable year that includes his share of more than one year of income, gain, loss and deduction. Please read "-- Disposition of Common Units -- Allocations Between Transferors and Transferees."

     Initial Tax Basis, Depreciation, and Amortization. The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on
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the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of property contributed and the tax basis established for that property will be borne by the contributing partners. Please read "-- Tax Treatment of Unitholders -- Allocation of Income, Gain, Loss and Deduction."

     To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. We will not be entitled to any amortization deductions with respect to any goodwill conveyed to us on formation. Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

     If we dispose of depreciable property by sale, foreclosure, or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a partner who has taken cost recovery or depreciation deductions with respect to property we own may be required to recapture those deductions as ordinary income upon a sale of his interest in us. Please read "-- Tax Treatment of Unitholders -- Allocation of Income, Gain, Loss and Deduction" and
"-- Disposition of Common Units -- Recognition of Gain or Loss."

     Costs incurred in our organization may be amortized over any period we select not shorter than 60 months. The costs incurred in promoting the issuance of units (i.e. syndication expenses) must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized, and as syndication expenses, which may not be amortized. Under recently adopted regulations, underwriting discounts and commissions are treated as syndication costs.

     Uniformity of Units. Because we cannot match transferors and transferees of units, uniformity of the economic and tax characteristics of the units to a purchaser of these units must be maintained. In the absence of uniformity, compliance with a number of federal income tax requirements, both statutory and regulatory, could be substantially diminished. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the units. Please read "-- Disposition of Common Units -- Section 754 Election."

     Consistent with the recently finalized regulations under Section 743, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of contributed property or adjusted property, to the extent of any unamortized Section 704(c) built-in gain, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of that property, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable, consistent with the regulations under Section 743, but despite its inconsistency with Treasury Regulation Section 1.167(c)-1(a)(6). Please read "-- Disposition of Common
Units -- Section 754 Election." To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Section 704(c) built-in gain, we will apply the rules described in the Regulations and legislative history. If we determine that this type of position cannot reasonably be taken, we may adopt a depreciation and amortization convention under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to a common basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our property. If this kind of an aggregate approach is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This convention will not be adopted if we determine that the loss of

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depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization convention to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this type of challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read "-- Disposition of Common
Units -- Recognition of Gain or Loss."

     Valuation and Tax Basis of Our Properties. The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and determinations of the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or determinations of basis are later found to be incorrect, the character and amount of items of income, gain, loss, or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years.

     State and Local Tax Considerations. For a discussion of the state and local tax considerations arising from an investment in common units, please read
"-- State, Local and Other Tax Considerations" at the end of this "Tax Considerations."

DISPOSITION OF COMMON UNITS

     Recognition of Gain or Loss. Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder's tax basis for the units sold. A unitholder's amount realized will be measured by the sum of the cash or the fair market value of other property received plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder's share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

     Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder's tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder's tax basis in that common unit, even if the price is less than his original cost.

     Except as noted below, gain or loss recognized by a unitholder, other than a "dealer" in units, on the sale or exchange of a unit held for more than one year will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held more than 12 months will generally be taxed at a maximum rate of 20%. A portion of this gain or loss, which will likely be substantial, however, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other "unrealized receivables" or to "inventory items" we own. The term "unrealized receivables" includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of the unit and may be recognized even if there is a net taxable loss realized on the sale of the unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a disposition of units. Net capital loss may offset no more than $3,000 of ordinary income in the case of individuals and may only be used to offset capital gain in the case of corporations.

     The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an "equitable apportionment" method. Although the ruling is unclear as to how the holding period of these interests is determined once they are combined, recently finalized regulations allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the units transferred. Thus, according to the ruling, a unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the regulations, may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions should consult his tax advisor as to the possible consequences of the ruling and application of the final regulations.

     Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an "appreciated" partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

     - a short sale;

     - an offsetting notional principal contract; or

     - a futures or forward contract with respect to the partnership interest or substantially identical property.

     Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

     Allocations Between Transferors and Transferees. In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the NYSE on the first business day of the month (the "Allocation Date"). However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units in the open market may be allocated income, gain, loss and deduction accrued after the date of transfer.

     The use of this method may not be permitted under existing Treasury Regulations. Accordingly, counsel is unable to opine on the validity of this method of allocating income and deductions between the transferors and the transferees of units. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder's interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferors and transferees, as well as among partners whose interests otherwise vary during a taxable period, to conform to a method permitted under future Treasury Regulations.

     A unitholder who owns units at any time during a quarter and who disposes of these units prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

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

     Section 754 Election. We intend to make the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. The election will generally permit us to adjust a common unit purchaser's tax basis in our assets ("inside basis") under Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election does not apply to a person who purchases common units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other partners. For purposes of this discussion, a partner's inside basis in our assets will be considered to have two components, (1) his share of our tax basis in our assets ("common basis") and (2) his Section 743(b) adjustment to that basis.

     Treasury Regulations under Section 743 of the Internal Revenue Code require, if the remedial allocation method is adopted (which we intend to do), a portion of the Section 743(b) adjustment attributable to recovery property to be depreciated over the remaining cost recovery period for the Section 704(c) built-in gain. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code rather than cost recovery deductions under
Section 168 is generally required to be depreciated using either the straight-line method or the 150% declining balance method. Under our partnership agreement, the general partner is authorized to adopt a convention to preserve the uniformity of units even if that convention is not consistent with specified Treasury Regulations. Please read "-- Tax Treatment of Operations -- Uniformity of Units."

     Although counsel is unable to opine as to the validity of this approach, we intend to depreciate or amortize the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of contributed property, to the extent of any unamortized Section 704(c) built-in gain, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of the property, or treat that portion as non-amortizable to the extent attributable to property the common basis of which is not amortizable. This method is consistent with the regulations under Section 743 but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6). To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized
Section 704(c) built-in gain, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation or amortization convention under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to specified unitholders. Please read "-- Tax Treatment of Operations -- Uniformity of Units."

     The allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment to goodwill not so allocated by us. Goodwill, as an intangible asset, is generally amortizable over a longer period of time or under a less accelerated method than our tangible assets.

     A Section 754 election is advantageous if the transferee's tax basis in his units is higher than the units' share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have a higher tax basis in his share of our assets for purposes of calculating, among other items, his depreciation and depletion deductions and his share of any gain or loss on a sale of our assets. Conversely, a Section 754 election is disadvantageous if the transferee's tax basis in his units is lower than those units' share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or adversely by the election.

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


     The calculations involved in the Section 754 election are complex, and we will make them on the basis of assumptions as to the value of our assets and other matters. The determinations we make may be successfully challenged by the IRS and the deductions resulting from them may be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.


     Notification Requirements. A unitholder who sells or exchanges units is required to notify us in writing of that sale or exchange within 30 days after the sale or exchange. We are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker. Additionally, a transferor and a transferee of a unit will be required to furnish statements to the IRS, filed with their income tax returns for the taxable year in which the sale or exchange occurred, that describe the amount of the consideration received for the unit that is allocated to our goodwill or going concern value. Failure to satisfy these reporting obligations may lead to the imposition of substantial penalties.

     Constructive Termination. We will be considered to have been terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. If we elect to be treated as a large partnership, which we do not currently intend to do, we will not terminate by reason of the sale or exchange of interests in us. Our termination will cause a termination of Shamrock Logistics Operations. Our termination will result in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in his taxable income for the year of termination. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

TAX-EXEMPT ORGANIZATIONS AND OTHER INVESTORS

     Ownership of units by employee benefit plans, other tax-exempt organizations, nonresident aliens, foreign corporations, other foreign persons, and regulated investment companies raises issues unique to those investors and, as described below, may have substantially adverse tax consequences. Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our taxable income allocated to a unitholder which is a tax-exempt organization will be unrelated business taxable income and will be taxable to that unitholder.

     A regulated investment company or "mutual fund" is required to derive 90% or more of its gross income from interest, dividends and gains from the sale of stocks or securities or foreign currency or specified related sources. It is not anticipated that any significant amount of our gross income will include that type of income.

     Non-resident aliens and foreign corporations, trusts, or estates that own units will be considered to be engaged in business in the United States on account of ownership of units. As a consequence they will be required to file federal tax returns for their share of our income, gain, loss, or deduction and pay federal income tax at regular rates on any net income or gain.

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

Generally, a partnership is required to pay a withholding tax on the portion of the partnership's income that is effectively connected with the conduct of a United States trade or business and which is allocable to the foreign partners, regardless of whether any actual distributions have been made to these partners. However, under rules applicable to publicly traded partnerships, we will withhold (currently at the rate of 39.6%) on actual cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8 BEN or applicable substitute form in order to obtain credit for the taxes withheld. A change in applicable law may require us to change these procedures.

     Because a foreign corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation's "U.S. net equity," which are effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a "qualified resident." In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

     Under a ruling of the IRS, a foreign unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized on the disposition of that unit to the extent that this gain is effectively connected with a United States trade or business of the foreign unitholder. Apart from the ruling, a foreign unitholder will not be taxed or subject to withholding upon the disposition of a unit if he has owned less than 5% in value of the units during the five-year period ending on the date of the disposition and if the units are regularly traded on an established securities market at the time of the disposition.

ADMINISTRATIVE MATTERS


     Information Returns and Audit Procedures. We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes each unitholder's share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will generally not be reviewed by counsel, we will use various accounting and reporting conventions, some of which have been mentioned earlier, to determine the unitholder's share of income, gain, loss and deduction. Any of those conventions may not yield a result that conforms to the requirements of the Internal Revenue Code, regulations or administrative interpretations of the IRS. The IRS may successfully contend in court that those accounting and reporting conventions are impermissible. Any challenge by the IRS could negatively affect the value of the units.


     The IRS may audit our federal income tax information returns. Adjustments resulting from any audit of this kind may require each unitholder to adjust a prior year's tax liability, and possibly may result in an audit of that unitholder's own return. Any audit of a unitholder's return could result in adjustments not related to our returns as well as those related to our returns.

     Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code provides for one partner to be designated as the "Tax Matters Partner" for these purposes. The partnership agreement appoints the general partner as the Tax Matters Partner of Shamrock Logistics.

     The Tax Matters Partner will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters
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

Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits and by the unitholders having in the aggregate at least a 5% profits interest. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate. However, if we elect to be treated as a large partnership, a unitholder will not have the right to participate in settlement conferences with the IRS or to seek a refund. We do not expect to elect to have the large partnership provisions apply due to the cost of their application.

     A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of the consistency requirement may subject a unitholder to substantial penalties. However, if we elect to be treated as a large partnership, the unitholders would be required to treat all partnership items in a manner consistent with our return.

     Nominee Reporting. Persons who hold an interest in us as a nominee for another person are required to furnish to us:

          (a) the name, address and taxpayer identification number of the beneficial owner and the nominee;

          (b) whether the beneficial owner is

             (1) a person that is not a United States person,

             (2) a foreign government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing, or

             (3) a tax-exempt entity;

          (c) the amount and description of units held, acquired or transferred for the beneficial owner; and

          (d) specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

     Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

     Registration as a Tax Shelter. The Internal Revenue Code requires that "tax shelters" be registered with the Secretary of the Treasury. The temporary Treasury Regulations interpreting the tax shelter registration provisions of the Internal Revenue Code are extremely broad. It is arguable that we are not subject to the registration requirement on the basis that we will not constitute a tax shelter. However, the general partner, as our principal organizer, has applied to register us as a tax shelter with the Secretary of Treasury in the absence of assurance that we will not be subject to tax shelter registration and in light of the substantial penalties which might be imposed if registration is required and not undertaken.

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

ISSUANCE OF THIS REGISTRATION NUMBER DOES NOT INDICATE THAT AN INVESTMENT IN US OR THE CLAIMED TAX BENEFITS HAVE BEEN REVIEWED, EXAMINED OR APPROVED BY THE IRS.

     We will furnish the registration number to the unitholders, and a unitholder who sells or otherwise transfers a unit in a later transaction must furnish the registration number to the transferee. The penalty for failure of the transferor of a unit to furnish the registration number to the transferee is $100 for each failure. The unitholders must disclose our tax shelter registration number on Form 8271 to be attached to the tax return on which any deduction, loss or other benefit we generate is claimed or on which any of our income is included. A unitholder who fails to disclose the tax shelter registration number on his return, without reasonable cause for that failure, will be subject to a $250 penalty for each failure. Any penalties discussed are not deductible for federal income tax purposes.

     Accuracy-related Penalties. An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

     A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

          (1) for which there is, or was, "substantial authority"; or

          (2) as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

     More stringent rules apply to "tax shelters," a term that in this context does not appear to include us. If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an "understatement" of income for which no "substantial authority" exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns to avoid liability for this penalty.

     A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 200% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.

STATE, LOCAL, AND OTHER TAX CONSIDERATIONS

     In addition to federal income taxes, you will be subject to other taxes, including state and local income taxes, unincorporated business taxes, and estate, inheritance, or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. We will initially own property or do business in Texas, Colorado, New Mexico, Kansas, and Oklahoma. Of these states, Colorado, New Mexico, Kansas, and Oklahoma currently impose a personal income tax. A unitholder will be required to file state income tax returns and to pay state income taxes in some or all of these states in which we do business or own property and may be subject to penalties for failure to

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comply with those requirements. In some states, tax losses may not produce a tax benefit in the year incurred and also may not be available to offset income in subsequent taxable years. Some of the states may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the state. Withholding, the amount of which may be greater or less than a particular unitholder's income tax liability to the state, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read "-- Tax Treatment of Unitholders -- Entity-Level Collections." Based on current law and our estimate of our future operations, the general partner anticipates that any amounts required to be withheld will not be material.

     IT IS THE RESPONSIBILITY OF EACH UNITHOLDER TO INVESTIGATE THE LEGAL AND TAX CONSEQUENCES, UNDER THE LAWS OF PERTINENT STATES AND LOCALITIES, OF HIS INVESTMENT IN US. ACCORDINGLY, EACH PROSPECTIVE UNITHOLDER SHOULD CONSULT, AND MUST DEPEND UPON, HIS OWN TAX COUNSEL OR OTHER ADVISOR WITH REGARD TO THOSE MATTERS. FURTHER, IT IS THE RESPONSIBILITY OF EACH UNITHOLDER TO FILE ALL STATE AND LOCAL, AS WELL AS UNITED STATES FEDERAL TAX RETURNS THAT MAY BE REQUIRED OF HIM. COUNSEL HAS NOT RENDERED AN OPINION ON THE STATE OR LOCAL TAX CONSEQUENCES OF AN INVESTMENT IN US.

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           INVESTMENT IN SHAMROCK LOGISTICS BY EMPLOYEE BENEFIT PLANS

     An investment in Shamrock Logistics by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA, and restrictions imposed by Section 4975 of the Internal Revenue Code. For these purposes the term "employee benefit plan" includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs established or maintained by an employer or employee organization. Among other things, consideration should be given to:

          (a) whether the investment is prudent under Section 404(a)(1)(B) of ERISA;

          (b) whether in making the investment, that plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA; and

          (c) whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return.

     The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in Shamrock Logistics is authorized by the appropriate governing instrument and is a proper investment for the plan.

     Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibits employee benefit plans, and also IRAs that are not considered part of an employee benefit plan, from engaging in specified transactions involving "plan assets" with parties that are "parties in interest" under ERISA or "disqualified persons" under the Internal Revenue Code with respect to the plan.

     In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether the plan will, by investing in Shamrock Logistics, be deemed to own an undivided interest in the assets of Shamrock Logistics, with the result that the general partner would also be a fiduciary of the plan and the operations of Shamrock Logistics would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code.

     The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed "plan assets" under some circumstances. Under these regulations, an entity's assets would not be considered to be "plan assets" if, among other things,

          (a) the equity interests acquired by employee benefit plans are publicly offered securities -- i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered under some provisions of the federal securities laws,

          (b) the entity is an "operating company," -- i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority-owned subsidiary or subsidiaries, or

          (c) there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest, disregarding some interests held by our general partner, its affiliates, and some other persons, is held by the employee benefit plans referred to above, IRAs and other employee benefit plans not subject to ERISA, including governmental plans.

     Shamrock Logistics' assets should not be considered "plan assets" under these regulations because it is expected that the investment will satisfy the requirements in (a) above.
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

     Plan fiduciaries contemplating a purchase of common units should consult with their own counsel regarding the consequences under ERISA and the Internal Revenue Code in light of the serious penalties imposed on persons who engage in prohibited transactions or other violations.

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

                                  UNDERWRITING

     Shamrock Logistics and the underwriters named below have entered into an underwriting agreement with respect to the common units being offered. Subject to specified conditions, each underwriter has severally agreed to purchase the number of common units indicated in the following table. Goldman, Sachs & Co., Dain Rauscher Incorporated, A.G. Edwards & Sons, Inc., Lehman Brothers Inc., and PaineWebber Incorporated are the representatives of the underwriters.

                                                       NUMBER OF
UNDERWRITERS                                          COMMON UNITS
------------                                          ------------
Goldman, Sachs & Co................................
Dain Rauscher Incorporated.........................
A.G. Edwards & Sons, Inc...........................
Lehman Brothers Inc................................
PaineWebber Incorporated...........................

                                                       ---------
          Total....................................    4,000,000
                                                       =========

     If the underwriters sell more common units than the total number set forth in the table above, the underwriters have an option to buy up to an additional 600,000 common units from Shamrock Logistics to cover the sales. They may exercise that option for 30 days. If any common units are purchased under this option, the underwriters will severally purchase common units in approximately the same proportion as set forth in the table above.

     The following table shows the per common unit and total underwriting discounts and commissions to be paid to the underwriters by Shamrock Logistics. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 600,000 additional common units.

                                                         PAID BY SHAMROCK LOGISTICS
                                                         ---------------------------
                                                         NO EXERCISE   FULL EXERCISE
                                                         -----------   -------------
Per common unit........................................   $              $
          Total........................................

     Common units sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any common units sold by the underwriters to securities dealers may
be sold at a discount of up to $     per common unit from the initial public
offering price. Any such securities dealers may resell any common units purchased from the underwriters to various other brokers or dealers at a
discount of up to $     per common unit from the initial public offering price.
If all the common units are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.


     Ultramar Diamond Shamrock, Shamrock Logistics, GP, LLC, UDS Logistics, LLC, Riverwalk Logistics, L.P., Shamrock Logistics and Shamrock Logistics Operations have agreed with the underwriters not to dispose of or hedge any of their common units or subordinated units or securities convertible into or exchangeable for, or that represent the right to receive, common units or subordinated units or any securities that are senior to or on a parity with common units during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. Please read "Units Eligible for Future Sale" for a discussion of transfer restrictions.

     Prior to the offering, there has been no public market for the common units. The initial public offering price will be negotiated among the general partner and the representatives. Principal factors to be considered in determining the initial public offering price of the common units, in addition to prevailing market conditions, will be Ultramar Diamond Shamrock Logistic Business' historical performance, Shamrock Logistics' pro forma historical performance, estimates of the business potential and earnings prospects of Shamrock Logistics, an assessment of Shamrock Logistics' management and the consideration of the above factors in relation to market valuation of companies in related businesses.

     The common units will be listed on the New York Stock Exchange under the symbol "UDL". In order to meet one of the requirements for listing the common units on the NYSE, the Underwriters have undertaken to sell lots of 100 or more common units to a minimum of 2,000 beneficial holders.

     In connection with the offering, the underwriters may purchase and sell units in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of units than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional units from the issuer in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional units or purchasing units in the open market. In determining the source of units to close out the covered short position, the underwriters will consider, among other things, the price of units available for purchase in the open market as compared to the price at which they may purchase units through the overallotment option. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the units in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of units made by the underwriters in the open market prior to the completion of the offering.

     The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased units sold by or for the account of such underwriter in stabilizing or short covering transactions.

     Purchases to cover short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the units, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the units. As a result, the price of the units may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.


     At the request of Shamrock Logistics, the underwriters are reserving up to 300,000 common units for sale at the initial public offering price to directors, officers, employees and friends through a directed share program. The number of common units available for sale to the general public in the public offering will be reduced to the extent these persons purchase these reserved units. Any common units not so purchased will be offered by the underwriters to the general public on the same basis as the other common units offered hereby.


     Shamrock Logistics estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $4.5 million.

     A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters or selected dealers. The underwriters may agree to allocate a number of common units to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the lead managers to underwriters that may make Internet distributions on the same basis as other allocations.

     Because the National Association of Securities Dealers, Inc. views the common units offered under this prospectus as interests in a direct participation program, the offering is being made in compliance with Rule 2810 of the NASD's Conduct Rules. Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed for trading on the New York Stock Exchange or a national securities exchange.

     The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of common units offered.


     Ultramar Diamond Shamrock, Shamrock Logistics GP, LLC, UDS Logistics, LLC, the general partner, Shamrock Logistics and Shamrock Logistics Operations has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.


     Some of the Underwriters engage in transactions with, and, from time to time, have performed services for, Ultramar Diamond Shamrock and its subsidiaries in the ordinary course of business and have received customary fees for performing these services.

                          VALIDITY OF THE COMMON UNITS

     The validity of the common units will be passed upon for Shamrock Logistics by Andrews & Kurth L.L.P., Houston, Texas. Certain legal matters in connection with the common units offered by this prospectus will be passed upon for the Underwriters by Baker Botts L.L.P., Houston, Texas.

                                    EXPERTS

     The audited financial statements of Shamrock Logistics, L.P., Riverwalk Logistics, L.P. and the Ultramar Diamond Shamrock logistics business included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the SEC a registration statement on Form S-1 regarding the common units offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement. For further information with respect to Shamrock Logistics and the common units offered in this prospectus, you may desire to review the registration statement, including its exhibits and schedules. You may desire to review the full text of any contracts, agreements or other documents filed as exhibits to the registration statement for a more detailed description of the matter involved. The registration statement, including the exhibits and schedules, may be inspected and copied at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Chicago, Illinois 60661. Copies of this material can also be obtained upon written request from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates or from the SEC's web site on the Internet at http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms.

     As a result of the offering, we will file periodic reports and other information with the SEC. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates or obtained from the SEC's web site on the Internet at http://www.sec.gov.

     We intend to furnish our unitholders annual reports containing audited financial statements and furnish or make available quarterly reports containing unaudited interim financial information for the first three fiscal quarters of each fiscal year of Shamrock Logistics.

                           FORWARD-LOOKING STATEMENTS

     Some of the information in this prospectus may contain forward-looking statements. These statements can be identified by the use of forward-looking terminology including "may," "believe," "will," "expect," "anticipate," "estimate," "continue," or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition or state other "forward-looking" information. These forward-looking statements involve risks and uncertainties. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. The risk factors and other factors noted throughout this prospectus could cause our actual results to differ materially from those contained in any forward-looking statement.

                         INDEX TO FINANCIAL STATEMENTS


                                                              PAGE
                                                              ----
SHAMROCK LOGISTICS, L.P.
  UNAUDITED PRO FORMA FINANCIAL STATEMENTS
     Introduction...........................................   F-2
     Pro Forma Balance Sheet as of June 30, 2000............   F-3
     Pro Forma Statement of Income for the six months ended
      June 30, 2000.........................................   F-4
     Pro Forma Statement of Income for the year ended
      December 31, 1999.....................................   F-5
     Notes to Pro Forma Financial Statements................   F-6
ULTRAMAR DIAMOND SHAMROCK LOGISTICS BUSINESS
  UNAUDITED FINANCIAL STATEMENTS
     Balance Sheets as of June 30, 1999 and 2000............  F-11
     Statements of Income for the six months ended June 30,
      1999 and 2000.........................................  F-12
     Statements of Cash Flows for the six months ended June
      30, 1999 and 2000.....................................  F-13
     Notes to Financial Statements..........................  F-14
ULTRAMAR DIAMOND SHAMROCK LOGISTICS BUSINESS
  AUDITED FINANCIAL STATEMENTS
     Report of Independent Public Accountants...............  F-17
     Balance Sheets as of December 31, 1998 and 1999........  F-18
     Statements of Income for the years ended December 31,
      1997, 1998 and 1999...................................  F-19
     Statements of Net Parent Investment for the years ended
      December 31, 1997, 1998 and 1999......................  F-20
     Statements of Cash Flows for the years ended December
      31, 1997, 1998 and 1999...............................  F-21
     Notes to Financial Statements..........................  F-22
SHAMROCK LOGISTICS, L.P.
  AUDITED BALANCE SHEET
     Report of Independent Public Accountants...............  F-35
     Balance Sheet as of June 30, 2000......................  F-36
     Note to Balance Sheet..................................  F-37
RIVERWALK LOGISTICS, L.P.
  AUDITED BALANCE SHEET
     Report of Independent Public Accountants...............  F-38
     Balance Sheet as of June 30, 2000......................  F-39
     Note to Balance Sheet..................................  F-40

                    UNAUDITED PRO FORMA FINANCIAL STATEMENTS

INTRODUCTION

     The following are the pro forma financial statements of Shamrock Logistics, L.P., a newly formed Delaware limited partnership, as of and for the six months ended June 30, 2000 and for the year ended December 31, 1999. The pro forma balance sheet assumes that the offering and the related transactions occurred as of June 30, 2000, and the pro forma statements of income assume that the offering and the related transactions occurred on January 1, 2000 and 1999, respectively. The related transactions include the following reorganization transactions:

     - Effective July 1, 2000, the assets and liabilities of the Ultramar Diamond Shamrock logistics business were transferred to Shamrock Logistics Operations; and

     - Effective with the closing of the offering, Shamrock Logistics Operations will be transferred to Shamrock Logistics.

Both of these transactions will be recorded at historical cost as they are considered to be a reorganization of entities under common control. Please read
Note 1: Basis of Presentation and Note 2: Offering and Transactions on page F-6 for a more detailed explanation of all the related transactions.

     The pro forma financial statements have been prepared utilizing the historical pipeline tariff rates in effect during the periods presented. Effective January 1, 2000, we have revised tariff rates on many of our pipelines as described in Note 7 of Notes to Pro Forma Financial Statements. The pro forma financial statements for the year ended December 31, 1999 do not reflect the revised tariff rates. The pro forma financial statements and accompanying notes should be read together with the historical financial statements and related notes included elsewhere in this prospectus.

     The pro forma balance sheet and the pro forma statements of income are unaudited and were derived by adjusting the historical financial statements of the Ultramar Diamond Shamrock logistics business. The adjustments are based on currently available information and certain estimates and assumptions; and therefore, the actual adjustments may differ from the pro forma adjustments. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the offering and the transactions as contemplated and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the pro forma financial statements. The unaudited pro forma financial statements do not purport to present the financial position or results of operations of Shamrock Logistics had the offering and the related transactions to be effected at the closing actually been completed as of the dates indicated. Moreover, they do not project Shamrock Logistics' financial position or results of operations for any future date or period.

                            SHAMROCK LOGISTICS, L.P.

                            PRO FORMA BALANCE SHEET
                                 JUNE 30, 2000
                        (IN THOUSANDS, EXCEPT UNIT DATA)


                                                                   OFFERING AND
                                                                   TRANSACTION
                                                      HISTORICAL   ADJUSTMENTS      PRO FORMA
                                                      ----------   ------------     ---------
                                                                   (unaudited)     (unaudited)
                                            ASSETS

CURRENT ASSETS:
  Cash..............................................  $       3     $  80,000(A)    $   5,003
                                                                      (10,525)(B)
                                                                       63,718(C)
                                                                     (128,193)(D)
  Accounts and notes receivable.....................        710                           710
                                                      ---------                     ---------
          TOTAL CURRENT ASSETS......................        713                         5,713
                                                      ---------                     ---------
Property, plant and equipment.......................    386,400                       386,400
Less accumulated depreciation and amortization......   (102,748)                     (102,748)
                                                      ---------                     ---------
  Property, plant and equipment, net................    283,652                       283,652
Other assets, net...................................      5,166           425(B)        5,591
Investment in affiliate.............................     16,588                        16,588
                                                      ---------                     ---------
          TOTAL ASSETS..............................  $ 306,119                     $ 311,544
                                                      =========                     =========

                                    LIABILITIES AND EQUITY

CURRENT LIABILITIES:
  Current portion of long-term debt.................  $     356     $   5,000(C)    $   5,356
  Accrued liabilities...............................      2,330        (1,127)(E)       1,203
  Taxes other than income taxes.....................      2,273                         2,273
                                                      ---------                     ---------
          TOTAL CURRENT LIABILITIES.................      4,959                         8,832
Long-term debt, less current portion................     10,462        58,718(C)       69,180
Debt due to parent..................................    107,676      (107,676)(D)          --
Other long-term liabilities.........................      1,380        (1,380)(E)          --
Deferred income taxes...............................     38,217       (38,217)(E)          --
EQUITY:
  Net parent investment.............................    143,425       (20,517)(D)          --
                                                                     (163,632)(F)
                                                                       40,724(E)
  Common units held by public (4,000,000 common
     units).........................................         --        80,000(A)       69,900
                                                                      (10,100)(B)
  Common units held indirectly by Ultramar Diamond
     Shamrock (4,399,322 common units)..............         --        52,652(F)       52,652
  Subordinated units (8,999,322 subordinated units
     generally subject to automatic conversion to
     common units after December 31, 2005 if certain
     financial tests are met).......................         --       107,707(F)      107,707
  General partner interest..........................         --         3,273(F)        3,273
                                                      ---------                     ---------
          TOTAL EQUITY..............................    143,425                       233,532
                                                      ---------                     ---------
          TOTAL LIABILITIES AND EQUITY..............  $ 306,119                     $ 311,544
                                                      =========                     =========


           See accompanying notes to pro forma financial statements.

                            SHAMROCK LOGISTICS, L.P.

                         PRO FORMA STATEMENT OF INCOME
                         SIX MONTHS ENDED JUNE 30, 2000
                        (IN THOUSANDS, EXCEPT UNIT DATA)

                                                               OFFERING AND
                                                               TRANSACTION
                                                  HISTORICAL   ADJUSTMENTS      PRO FORMA
                                                  ----------   ------------     ---------
                                                               (unaudited)     (unaudited)
REVENUES........................................   $44,503                       $44,503
OPERATING COSTS AND EXPENSES:
  Operating expenses............................    15,458                        15,458
  General and administrative expenses...........     2,590                         2,590
  Depreciation and amortization.................     6,336                         6,336
  Taxes other than income taxes.................     2,454                         2,454
                                                   -------                       -------
          TOTAL OPERATING COSTS AND EXPENSES....    26,838                        26,838
                                                   -------                       -------
OPERATING INCOME................................    17,665                        17,665
  Interest expense..............................      (433)      $(2,538)(G)      (3,014)
                                                                     (43)(H)
  Equity income from affiliate..................     1,926                         1,926
                                                   -------                       -------
INCOME BEFORE INCOME TAXES......................    19,158                        16,577
  Provision for income taxes....................    (7,405)        7,405(I)           --
                                                   -------                       -------
NET INCOME......................................   $11,753                        16,577
                                                   =======
GENERAL PARTNER'S INTEREST IN NET INCOME........                                    (332)
                                                                                 -------
LIMITED PARTNERS' INTEREST IN NET INCOME........                                 $16,245
                                                                                 =======
NET INCOME PER UNIT.............................                                 $  0.93
                                                                                 =======
WEIGHTED AVERAGE LIMITED PARTNERS' UNITS
  OUTSTANDING...................................                               17,398,644  (J)

            See accompanying notes to pro forma financial statements

                            SHAMROCK LOGISTICS, L.P.

                         PRO FORMA STATEMENT OF INCOME
                          YEAR ENDED DECEMBER 31, 1999
                        (IN THOUSANDS, EXCEPT UNIT DATA)

                                                                  OFFERING AND
                                                                  TRANSACTION
                                                   HISTORICAL     ADJUSTMENTS     PRO FORMA
                                                   ----------     ------------    ---------
                                                                  (unaudited)    (unaudited)
REVENUES.........................................   $109,773                     $   109,773
OPERATING COSTS AND EXPENSES:
  Operating expenses.............................     24,248                          24,248
  General and administrative expenses............      4,698                           4,698
  Depreciation and amortization..................     12,318                          12,318
  Taxes other than income taxes..................      4,765                           4,765
                                                    --------                     -----------
          TOTAL OPERATING COSTS AND EXPENSES.....     46,029                          46,029
  Gain on sale of property, plant and
     equipment...................................      2,478                           2,478
                                                    --------                     -----------
OPERATING INCOME.................................     66,222                          66,222
  Interest expense...............................       (777)       $(5,077)(G)       (5,939)
                                                                        (85)(H)
  Equity income from affiliate...................      3,874                           3,874
                                                    --------                     -----------
INCOME BEFORE INCOME TAXES.......................     69,319                          64,157
  Provision for income taxes.....................    (26,521)        26,521(I)            --
                                                    --------                     -----------
NET INCOME.......................................   $ 42,798                          64,157
                                                    ========
GENERAL PARTNER'S INTEREST IN NET INCOME.........                                     (1,283)
                                                                                 -----------
LIMITED PARTNERS' INTEREST IN NET INCOME.........                                $    62,874
                                                                                 ===========
NET INCOME PER UNIT..............................                                $      3.61
                                                                                 ===========
WEIGHTED AVERAGE LIMITED PARTNERS' UNITS
  OUTSTANDING....................................                                 17,398,644(J)

            See accompanying notes to pro forma financial statements

                            SHAMROCK LOGISTICS, L.P.

                    NOTES TO PRO FORMA FINANCIAL STATEMENTS
                      DECEMBER 31, 1999 AND JUNE 30, 2000
                                  (UNAUDITED)

NOTE 1: BASIS OF PRESENTATION

     The pro forma financial statements are based on the historical financial position and results of operations of the pipeline, terminalling and storage operations of the Ultramar Diamond Shamrock Logistics Business that were transferred to Shamrock Logistics Operations, L.P., a newly formed Delaware limited partnership effective July 1, 2000. The assets and liabilities related to these operations were transferred at historical cost.

NOTE 2: OFFERING AND TRANSACTIONS

     The pro forma financial statements reflect the closing of the following transactions:

     - The transfer of the assets and liabilities of the Ultramar Diamond Shamrock Logistics Business to Shamrock Logistics and its affiliates in exchange for the issuance by Shamrock Logistics of 4,399,322 common units, 8,999,322 subordinated units, the incentive distribution rights and a 2% general partner interest in Shamrock Logistics and Shamrock Logistics Operations, L.P.;

     - The borrowing by Shamrock Logistics Operations, L.P. of $63,718,000 of debt, including $5,000,000 under the working capital revolving facility;

     - The public offering by Shamrock Logistics of 4,000,000 common units at an assumed initial public offering price of $20.00 per common unit resulting in aggregate gross proceeds to Shamrock Logistics of $80,000,000;

     - The distribution to affiliates of Ultramar Diamond Shamrock of approximately $128,193,000; and,

     - The payment of underwriting fees and commissions, and other fees and expenses associated with the offering and the related transactions, expected to be approximately $10,100,000.

     Upon completion of the offering, Shamrock Logistics anticipates incurring incremental general and administrative costs (e.g., cost of tax return preparation, annual and quarterly reports to unitholders, investor relations, and registrar and transfer agent fees) at an annual rate of approximately $1,500,000. The pro forma financial statements do not reflect any adjustment for these estimated incremental costs.

NOTE 3: PRO FORMA ADJUSTMENTS AND ASSUMPTIONS

     (A) Reflects the proceeds to Shamrock Logistics of $80,000,000 from the issuance and sale of 4,000,000 common units at an assumed initial public offering price of $20.00 per unit.

     (B) Reflects the payment of debt financing fees and underwriting commissions and expenses of $425,000 and $10,100,000, respectively. The debt financing fees will be capitalized and amortized and the underwriting commissions and expenses will be allocated to the common units.

     (C) Represents the borrowing by Shamrock Logistics Operations, L.P. of $58,718,000 under the revolving credit tranche and $5,000,000 under the working capital tranche of the revolving credit facility.

     (D) Represents the distribution to affiliates of Ultramar Diamond Shamrock of $128,193,000, of which $107,676,000 is repayment of debt due to parent and $20,517,000 is reimbursement for capital expenditures.

                            SHAMROCK LOGISTICS, L.P.

     (E) Represents the retention by Ultramar Diamond Shamrock of (1) deferred income taxes as income taxes will be the responsibility of the unitholders and not Shamrock Logistics, and (2) existing environmental liabilities.

          In connection with this offering and related transactions, Ultramar Diamond Shamrock has agreed to indemnify Shamrock Logistics for environmental liabilities related to the assets transferred to Shamrock Logistics that arose prior to closing and are discovered within 10 years after closing. Excluded from this indemnification are liabilities, which result from a change in environmental law after closing. In addition, as an operator or owner of the assets, Shamrock Logistics could be held liable for pre-closing environmental damage should Ultramar Diamond Shamrock be unable to fulfill its obligation. However, Shamrock Logistics believes that such situation is remote given Ultramar Diamond Shamrock's financial condition.

     (F) Represents the allocation of the net assets of the Ultramar Diamond Shamrock Logistics Business of $163,632,000 of which $52,652,000 is allocated to the 4,399,322 common units, $107,707,000 is allocated to the subordinated units and $3,273,000 to the general partner interest.

     (G) Reflects interest expense as if the debt was issued and drawn down on January 1, 1999 and 2000. The pro forma adjustment to interest expense applicable to Shamrock Logistics is as follows:

                                                     YEAR ENDED    SIX MONTHS ENDED
                                                    DECEMBER 31,       JUNE 30,
                                                        1999             2000
                                                    ------------   ----------------
                                                            (in thousands)
PRO FORMA ADJUSTMENT TO INTEREST EXPENSE
  Bank debt ($58,718,000 principal balance drawn
     under revolving credit tranche), at an
     assumed annual interest rate of 7.91%........     $4,645           $2,323
  Bank debt ($5,000,000 principal balance drawn
     under working capital tranche), at an assumed
     annual interest rate of 6.50%................        325              162
  Fee on unused portion of revolving credit
     facility ($61,282,000 unused portion) at an
     assumed annual rate of 0.175%................        107               53
                                                       ------           ------
  Pro forma adjustment to interest expense........     $5,077           $2,538
                                                       ======           ======

          The interest rates in the above table are based on preliminary debt negotiations with a bank group. Should the actual negotiated interest rates increase or decrease by 1/2%, pro forma net income for the year ended December 31, 1999 would decrease or increase by $319,000.

     (H) Reflects the amortization of deferred debt financing fees and expenses for the year ended December 31, 1999 and the six months ended June 30, 2000, as if the debt was issued and drawn down on January 1, 1999 and 2000, respectively.

     (I) Pro forma net income excludes federal and state income taxes as income taxes will be the responsibility of the unitholders and not Shamrock Logistics.

                            SHAMROCK LOGISTICS, L.P.

     (J) The weighted average limited partners' units outstanding used in the net income per unit calculation includes the limited partners' common and subordinated units and excludes general partner interest.

NOTE 4: PRO FORMA NET INCOME PER UNIT

     Pro forma net income per unit is determined by dividing the pro forma net income per unit that would have been allocated to the Common and Subordinated Unitholders, which is 98% of pro forma net income, by the number of Common and Subordinated units expected to be outstanding at the closing of the offering. For purposes of this calculation, the number of Common and Subordinated units outstanding of 17,398,644 was assumed to have been outstanding since January 1, 1999 and 2000. Basic and diluted pro forma net income per unit are equal as there are no dilutive units.

NOTE 5: DESCRIPTION OF EQUITY INTEREST IN SHAMROCK LOGISTICS

     The common units and the subordinated units represent limited partner interest in Shamrock Logistics. The holders of units are entitled to participate in partnership distributions and exercise the rights and privileges available to limited partners under the Shamrock Logistics partnership agreement.

     The common units will have the right to receive a minimum quarterly distribution of $0.60 per unit, plus any arrearages on the common units before any distribution is made to the holders of subordinated units. In addition, if the aggregate ownership of common and subordinated units owned by persons other than the general partner and its affiliates is less than 20%, the general partner will have a right to call the common units at a price which approximates fair market value.

     The subordinated units generally receive quarterly cash distributions only when the common units have received a minimum quarterly distribution of $0.60 per unit for each quarter since the commencement of operations. Subordinated units will convert into common units on a one-for-one basis when the subordination period ends. The subordination period will end when Shamrock Logistics meets financial tests specified in the partnership agreement but generally cannot end before December 31, 2005.

     The general partner interest will have the right to receive a minimum quarterly distribution based on its ownership interest (2% currently) in Shamrock Logistics. In addition, the general partner holds incentive distribution rights, which allow the general partner to receive a higher percentage of quarterly distributions of Available Cash from Operating Surplus after the minimum quarterly distributions have been achieved, and as additional target levels are met. The higher percentages range from 10% up to 50%.

     Based on the number of common and subordinated units and the general partner interest to be outstanding immediately after the offering, the amount of Available Cash from Operating Surplus needed to pay the minimum quarterly distributions for four quarters will be $42,609,000. For both the year ended December 31, 1999 and the six months ended June 30, 2000, the amount of Pro Forma Available Cash from Operating Surplus was sufficient to pay the minimum quarter distributions.

NOTE 6: TRANSACTIONS WITH ULTRAMAR DIAMOND SHAMROCK

     In conjunction with the offering and related transactions, Ultramar Diamond Shamrock and Shamrock Logistics intend to enter into the following agreements.

                            SHAMROCK LOGISTICS, L.P.

     PIPELINE AND TERMINALS USAGE AGREEMENT -- Under this agreement, Ultramar Diamond Shamrock has agreed to use our pipelines to transport at least 75% of the crude oil shipped to and at least 75% of the refined products shipped from the McKee, Three Rivers and Ardmore refineries and to use our refined product terminals for terminalling services for at least 57% of all refined products produced at these refineries for a period of seven years.



     If market conditions with respect to the transportation of crude oil or refined products or with respect to the end markets in which Ultramar Diamond Shamrock sells refined products change in a material manner such that Ultramar Diamond Shamrock would suffer a material adverse effect if it were to continue to use our pipelines and terminals at the required levels, Ultramar Diamond Shamrock's obligation to us will be suspended during the period of the change in market conditions to the extent required to avoid the material adverse effect.



     The concepts of a material change in market conditions and material adverse effect on Ultramar Diamond Shamrock are not defined in the agreement. However, situations that might constitute a material change in market conditions having a material adverse effect on Ultramar Diamond Shamrock include the cost of transporting crude oil or refined products by our pipelines becoming materially more expensive than transporting crude oil or refined products by other means or a material change in refinery profit that makes it materially more advantageous for Ultramar Diamond Shamrock to shift large volumes of refined products from markets served by our pipelines to pipelines retained by Ultramar Diamond Shamrock or owned by third parties. Ultramar Diamond Shamrock may suspend obligations by presenting a certificate of its chief financial officer that there has been a material change in market conditions having a material adverse effect on Ultramar Diamond Shamrock. If we disagree with Ultramar Diamond Shamrock, we have the right to refer the matter to an independent accounting firm for resolution.


     In addition, Ultramar Diamond Shamrock has agreed, for a period of seven years, to remain the shipper for its crude oil and refined products transported through our pipelines, and neither to challenge, nor cause others to challenge, our interstate or intrastate tariff rates for the transportation of crude oil, refined products or petrochemical feedstocks.

     SERVICES AGREEMENT -- Effective July 1, 2000, Ultramar Diamond Shamrock and its affiliates have agreed to provide general and administrative services to Shamrock Logistics for an annual fee of $5.2 million, payable monthly. The services to be provided under this agreement include the corporate functions of legal, accounting, treasury, information technology and other corporate services. This fee is in addition to the incremental general and administrative costs of $1.5 million to be incurred from third parties as a result of becoming a public entity.

     The services agreement also requires that Shamrock Logistics reimburse Ultramar Diamond Shamrock and its affiliates for the various recurring costs of the employees who work within the pipeline, terminalling and storage operations, which salary, wages and benefits costs approximated $7.8 million in 1999.

NOTE 7: IMPACT OF TARIFF RATE CHANGE

     The historical statement of income for the year ended December 31, 1999 was prepared utilizing the historical pipeline tariff rates in effect during 1999. The historical tariff rates were based on initial pipeline cost and not revised upon subsequent expansion or for increases and decreases in throughput levels.

     As a result, the Ultramar Diamond Shamrock Logistics Business filed revised tariff rates on many of its crude oil and refined product pipelines to reflect the total cost of the pipeline, the current throughput capacity, the current throughput utilization and other market conditions. The

                            SHAMROCK LOGISTICS, L.P.

revised tariff rates were implemented effective January 1, 2000 and the overall impact of the tariff rate changes result in a decrease to revenues as reflected in the table below.

     If the revised tariff rates had been implemented effective January 1, 1999, the pro forma as adjusted revenues, operating income, net income and Adjusted EBITDA would have been as follows:

                                                    YEAR ENDED
                                                 DECEMBER 31, 1999
                                                 -----------------
                                                  (in thousands)
Historical revenues............................      $109,773
  Pro forma adjustments........................            --
                                                     --------
Pro forma revenues.............................       109,773
  Decrease in tariff revenues..................       (21,892)
                                                     --------
Pro forma as adjusted revenues.................      $ 87,881
                                                     ========
Historical operating income....................      $ 66,222
  Pro forma adjustments........................            --
                                                     --------
Pro forma operating income.....................        66,222
  Decrease due to tariff revenues..............       (21,892)
                                                     --------
Pro forma as adjusted operating income.........      $ 44,330
                                                     ========
Historical net income..........................      $ 42,798
  Pro forma adjustments........................        21,359
                                                     --------
Pro forma net income...........................        64,157
  Decrease due to tariff revenues..............       (21,892)
                                                     --------
Pro forma as adjusted net income...............      $ 42,265
                                                     ========
Historical Adjusted EBITDA(1)..................      $ 80,678
  Pro forma adjustments........................            --
                                                     --------
Pro forma Adjusted EBITDA......................        80,678
  Decrease due to tariff revenues..............       (21,892)
                                                     --------
Pro forma Adjusted EBITDA as adjusted(1).......      $ 58,786
                                                     ========

---------------

(1) Adjusted EBITDA is defined as operating income, less gain on sale of property, plant and equipment, plus depreciation and amortization, plus distributions from Skelly-Belvieu Pipeline Company, of which the Ultramar Diamond Shamrock Logistics Business owns 50% and excluding the impact of volumetric expansions, contractions and measurement discrepancies in our pipelines. Any future impact of these exclusions will be borne by the shippers in our pipelines.

                  ULTRAMAR DIAMOND SHAMROCK LOGISTICS BUSINESS

                                 BALANCE SHEETS
                           (UNAUDITED, IN THOUSANDS)


                                                                 JUNE 30,         PRO FORMA
                                                           --------------------   JUNE 30,
                                                             1999       2000        2000
                                                             ----       ----        ----
                                          ASSETS
CURRENT ASSETS:
  Cash...................................................  $      3   $       3   $       3
  Accounts and notes receivable..........................     1,029         710         710
                                                           --------   ---------   ---------
          TOTAL CURRENT ASSETS...........................     1,032         713         713
                                                           --------   ---------   ---------
Property, plant and equipment............................   387,025     386,400     386,400
Less accumulated depreciation and amortization...........   (91,349)   (102,748)   (102,748)
                                                           --------   ---------   ---------
  Property, plant and equipment, net.....................   295,676     283,652     283,652
Goodwill, net............................................     5,466       5,166       5,166
Investment in affiliate..................................    17,289      16,588      16,588
                                                           --------   ---------   ---------
          TOTAL ASSETS...................................  $319,463   $ 306,119   $ 306,119
                                                           ========   =========   =========
                       LIABILITIES AND NET PARENT INVESTMENT/EQUITY
CURRENT LIABILITIES:
  Current portion of long-term debt......................  $    330   $     356   $     356
  Accrued liabilities....................................     2,083       2,330       1,203
  Taxes other than income taxes..........................     2,496       2,273       2,273
                                                           --------   ---------   ---------
          TOTAL CURRENT LIABILITIES......................     4,909       4,959       3,832
Long-term debt, less current portion.....................    10,819      10,462      10,462
Debt due to parent.......................................        --     107,676     107,676
Other long-term liabilities..............................     3,684       1,380          --
Deferred income taxes....................................    34,715      38,217          --
Distributions due to parent..............................        --          --      20,517
Commitments and contingencies
NET PARENT INVESTMENT/EQUITY:
  Net parent investment..................................   265,336     143,425          --
  Common units...........................................        --          --      52,652
  Subordinated units (convertible to common units after
     December 31, 2005 if certain financial tests are
     met)................................................        --          --     107,707
  General partner interest...............................        --          --       3,273
                                                           --------   ---------   ---------
          TOTAL NET PARENT INVESTMENT/EQUITY.............   265,336     143,425     163,632
                                                           --------   ---------   ---------
          TOTAL LIABILITIES AND NET PARENT
            INVESTMENT/EQUITY............................  $319,463   $ 306,119   $ 306,119
                                                           ========   =========   =========


                See accompanying notes to financial statements.

                  ULTRAMAR DIAMOND SHAMROCK LOGISTICS BUSINESS

                              STATEMENTS OF INCOME
                  (UNAUDITED, IN THOUSANDS, EXCEPT UNIT DATA)

                                                                 SIX MONTHS ENDED
                                                                     JUNE 30,
                                                              -----------------------
                                                               1999          2000
                                                               ----          ----
REVENUES....................................................  $52,487     $    44,503
OPERATING COSTS AND EXPENSES:
  Operating expenses........................................   11,209          15,458
  General and administrative expenses.......................    2,349           2,590
  Depreciation and amortization.............................    6,398           6,336
  Taxes other than income taxes.............................    2,469           2,454
                                                              -------     -----------
          TOTAL OPERATING COSTS AND EXPENSES................   22,425          26,838
                                                              -------     -----------
OPERATING INCOME............................................   30,062          17,665
  Interest expense..........................................     (446)           (433)
  Equity income from affiliate..............................    1,666           1,926
                                                              -------     -----------
INCOME BEFORE INCOME TAXES..................................   31,282          19,158
  Provision for income taxes................................  (12,033)         (7,405)
                                                              -------     -----------
NET INCOME..................................................  $19,249     $    11,753
                                                              =======     ===========
PRO FORMA NET INCOME........................................              $    11,753
  General partner's interest in pro forma net income........                     (235)
                                                                          -----------
  Limited partners' interest in pro forma net income........              $    11,518
                                                                          ===========
  Pro forma net income per unit.............................              $      0.66
                                                                          ===========
  Pro forma weighted average limited partners' units
     outstanding............................................               17,398,644
                                                                          ===========

                See accompanying notes to financial statements.

                  ULTRAMAR DIAMOND SHAMROCK LOGISTICS BUSINESS

                            STATEMENTS OF CASH FLOWS
                           (UNAUDITED, IN THOUSANDS)


                                                                SIX MONTHS ENDED
                                                                    JUNE 30,
                                                              ---------------------
                                                               1999          2000
                                                               ----          ----
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income..................................................  $19,249      $ 11,753
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Depreciation and amortization.............................    6,398         6,336
  Equity income from affiliate..............................   (1,666)       (1,926)
  Provision for deferred income taxes.......................    1,660         1,540
  Changes in operating assets and liabilities:
     Decrease (increase) in accounts and notes receivable...      (98)          263
     Increase in accrued liabilities and taxes other than
      income taxes..........................................      326           492
  Decrease in other long-term liabilities...................      (58)         (137)
                                                              -------      --------
          NET CASH PROVIDED BY OPERATING ACTIVITIES.........   25,811        18,321
                                                              -------      --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Maintenance capital expenditures..........................   (1,521)       (1,699)
  Expansion capital expenditures............................   (3,283)       (3,186)
  Distributions received from affiliate.....................    1,709         2,306
                                                              -------      --------
          NET CASH USED IN INVESTING ACTIVITIES.............   (3,095)       (2,579)
                                                              -------      --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net distributions to parent...............................  (22,410)      (15,458)
  Repayment of long-term debt...............................     (306)         (284)
                                                              -------      --------
          NET CASH USED IN FINANCING ACTIVITIES.............  (22,716)      (15,742)
                                                              -------      --------
NET INCREASE (DECREASE) IN CASH.............................       --            --
CASH AT BEGINNING OF THE PERIOD.............................        3             3
                                                              -------      --------
CASH AT END OF THE PERIOD...................................  $     3      $      3
                                                              =======      ========
NON-CASH FINANCING ACTIVITIES:
  Debt due to parent........................................  $    --      $107,676
                                                              =======      ========


                See accompanying notes to financial statements.

                  ULTRAMAR DIAMOND SHAMROCK LOGISTICS BUSINESS

                         NOTES TO FINANCIAL STATEMENTS
                    SIX MONTHS ENDED JUNE 30, 1999 AND 2000
                                  (UNAUDITED)

NOTE 1: BASIS OF PRESENTATION

     The accompanying unaudited interim financial statements of the Ultramar Diamond Shamrock Logistics Business have been prepared in accordance with United States' generally accepted accounting principles for interim financial reporting and with Securities and Exchange Commission rules and regulations for interim financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. These unaudited interim financial statements should be read in conjunction with the audited historical financial statements and notes thereto of the Ultramar Diamond Shamrock Logistics Business included elsewhere in this prospectus.

     Operating results for the six months ended June 30, 2000 are not necessarily indicative of the results that may be expected for the year ending December 31, 2000. The results of operations may be affected by seasonal factors, such as the demand for refined products or industry factors that may be specific to a particular period, such as movements in and the general level of crude oil prices, the demand for and prices of refined products, refining industry supply capacity, and refinery maintenance turnarounds. In addition, the operations of the Ultramar Diamond Shamrock Logistics Business are directly impacted by Ultramar Diamond Shamrock's refining and retail operations in the mid-continent region of the United States.

NOTE 2: COMMITMENTS AND CONTINGENCIES

     The Ultramar Diamond Shamrock Logistics Business is involved in various lawsuits, claims and regulatory proceedings incidental to its business. In the opinion of management, the outcome of such matters will not have a material adverse effect on the Ultramar Diamond Shamrock Logistics Business' financial position or results of operations.

NOTE 3: DEBT DUE TO PARENT

     Ultramar Diamond Shamrock, through various subsidiaries has constructed or acquired the various crude oil and refined product pipeline, terminalling and storage assets of the Ultramar Diamond Shamrock Logistics Business. In conjunction with the initial public offering of common units of Shamrock Logistics, L.P., effective June 30, 2000, the subsidiaries which own the various assets of the Ultramar Diamond Shamrock Logistics Business formalized the terms under which certain intercompany accounts and working capital loans will be settled by executing promissory notes with an aggregate principal balance of $107,676,000. The promissory notes require that the principal be repaid no later than June 30, 2005 and bear interest at a rate of 8.0% per annum on the unpaid balance.

NOTE 4: IMPACT OF TARIFF RATE CHANGES

     The statement of income for the six months ended June 30, 1999 was prepared utilizing the historical pipeline tariff rates in effect during 1999. The historical tariff rates were based on initial pipeline cost and not revised upon subsequent expansion or for increases and decreases in throughput levels.

     As a result, the Ultramar Diamond Shamrock Logistics Business filed revised tariff rates on many of its crude oil and refined product pipelines to reflect the total cost of the pipeline, the current throughput capacity, the current throughput utilization and other market conditions. The

                  ULTRAMAR DIAMOND SHAMROCK LOGISTICS BUSINESS revised tariff rates were implemented effective January 1, 2000 and the overall impact of the tariff rate changes result in a decrease to revenues as reflected in the table below.

     If the revised tariff rates had been implemented effective January 1, 1999, the revenues, operating income, net income and Adjusted EBITDA would have been as follows:

                                                               SIX MONTHS ENDED
                                                                JUNE 30, 1999
                                                               ----------------
                                                                (in thousands)
Revenues -- historical......................................       $52,487
  Decrease in tariff revenues...............................        (9,697)
                                                                   -------
Revenues -- as adjusted.....................................       $42,790
                                                                   =======
Operating income -- historical..............................       $30,062
  Decrease due to tariff revenues...........................        (9,697)
                                                                   -------
Operating income -- as adjusted.............................       $20,365
                                                                   =======
Net income -- historical....................................       $19,249
  Decrease due to tariff revenues, net of income taxes......        (5,967)
                                                                   -------
Net income -- as adjusted...................................       $13,282
                                                                   =======
Adjusted EBITDA(1) -- historical............................       $37,810
  Decrease due to tariff revenues...........................        (9,697)
                                                                   -------
Adjusted EBITDA(1) -- as adjusted...........................       $28,113
                                                                   =======

---------------

(1) Adjusted EBITDA is defined as operating income, less gain on sale of property, plant and equipment, plus depreciation and amortization, plus distributions from Skelly-Belvieu Pipeline Company, of which the Ultramar Diamond Shamrock Logistics Business owns 50% and excluding the impact of volumetric expansions, contractions and measurement discrepancies in our pipelines. Any future impact of these exclusions will be borne by the shippers in our pipelines.

NOTE 5: PRO FORMA INFORMATION

A. SUBSEQUENT REORGANIZATION

     Effective July 1, 2000, the assets and liabilities of the Ultramar Diamond Shamrock Logistics Business were contributed to Shamrock Logistics Operations, L.P. by the various subsidiaries of Ultramar Diamond Shamrock in exchange for the ownership interest in Shamrock Logistics Operations. The general partner of Shamrock Logistics Operations is Riverwalk Logistics, L.P. (an entity indirectly owned by Ultramar Diamond Shamrock) and the limited partner is an affiliate of Ultramar Diamond Shamrock . Effective with the closing of the initial public offering of common units of Shamrock Logistics, Shamrock Logistics Operations will be transferred to Shamrock Logistics. Both of these transfers will be recorded at historical cost.


     In conjunction with the July 1, 2000 transfer of assets and liabilities to Shamrock Logistics Operations, the $10.8 million outstanding indebtedness owed to the Port of Corpus Christi Authority by an affiliate of Ultramar Diamond Shamrock was assumed by Shamrock Logistics Operations. This debt is due in annual installments through December 31, 2015. Interest accrues on the unpaid principal balance at the rate of 8% per annum.

                  ULTRAMAR DIAMOND SHAMROCK LOGISTICS BUSINESS

     Also in conjunction with the initial public offering of common units of Shamrock Logistics, effective June 30, 2000, the subsidiaries which own the various assets of the Ultramar Diamond Shamrock Logistics Business formalized the terms under which certain intercompany accounts and working capital loans will be settled by executing promissory notes with an aggregate principal balance of $107,676,000. The promissory notes require that the principal be repaid no later than June 30, 2005 and bear interest at a rate of 8.0% per annum on the unpaid balance. Shamrock Logistics intends to repay these promissory notes using the entire proceeds from the offering and borrowings under a new $125,000,000 revolving credit facility entered into by Shamrock Logistics Operations in conjunction with the initial public offering.

B. PRO FORMA BALANCE SHEET INFORMATION

     Pro forma amounts give effect to the following transactions as though these transactions occurred as of June 30, 2000:

1. Effective June 30, 2000, the assets and liabilities of the Ultramar Diamond Shamrock Logistics Business were contributed to Shamrock Logistics Operations and prior to the offering, Shamrock Logistics Operations was transferred to Shamrock Logistics. The resulting ownership of Shamrock Logistics prior to the initial public offering is that 4,399,322 common units are outstanding, 8,999,322 subordinated units are outstanding and a 2% general partner interest is outstanding.


2. The retention by Ultramar Diamond Shamrock of (1) $38,217,000 of deferred income taxes and (2) $2,507,000 of existing environmental liabilities.



3.The reclassification of $20,517,000 from net parent investment to distributions due to parent representing additional amounts to be distributed to Ultramar Diamond Shamrock and affiliates upon completion of the initial public offering.


C. PRO FORMA EARNINGS PER UNIT INFORMATION

     The Ultramar Diamond Shamrock Logistics Business is a division within Ultramar Diamond Shamrock thus it did not have shares outstanding. Therefore, earnings per unit is calculated on a pro forma basis for 2000 only. Unaudited pro forma net income per unit is determined by dividing the pro forma net income per unit that would have been allocated to the Common and Subordinated Unitholders, which is 98% of pro forma net income, by the number of Common and Subordinated units expected to be outstanding at the closing of the offering. For purposes of this calculation, it was assumed that 17,398,644 Common and Subordinated units have been outstanding since January 1, 2000. Basic and diluted pro forma net income per unit are equal as there are no dilutive units.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Ultramar Diamond Shamrock Corporation:

     We have audited the accompanying balance sheets of the Ultramar Diamond Shamrock Logistics Business as of December 31, 1998 and 1999, and the related statements of income, net parent investment and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Ultramar Diamond Shamrock Logistics Business as of December 31, 1998 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                                /s/ ARTHUR ANDERSEN LLP

San Antonio, Texas
April 19, 2000

                  ULTRAMAR DIAMOND SHAMROCK LOGISTICS BUSINESS

                                 BALANCE SHEETS
                                 (in thousands)


                                                                 DECEMBER 31,
                                                                 ------------
                                                                1998       1999
                                                                ----       ----
                                     ASSETS

CURRENT ASSETS:
  Cash......................................................  $      3   $      3
  Accounts and notes receivable.............................       931        973
                                                              --------   --------
          TOTAL CURRENT ASSETS..............................       934        976
                                                              --------   --------
Property, plant and equipment...............................   382,221    381,515
Less accumulated depreciation and amortization..............   (85,100)   (96,561)
                                                              --------   --------
  Property, plant and equipment, net........................   297,121    284,954
Goodwill, net...............................................     5,615      5,315
Investment in affiliate.....................................    17,332     16,968
                                                              --------   --------
          TOTAL ASSETS......................................  $321,002   $308,213
                                                              ========   ========

                      LIABILITIES AND NET PARENT INVESTMENT

CURRENT LIABILITIES:
  Current portion of long-term debt.........................  $    636   $    640
  Accrued liabilities.......................................     2,469      2,437
  Taxes other than income taxes.............................     1,784      1,674
                                                              --------   --------
          TOTAL CURRENT LIABILITIES.........................     4,889      4,751
Long-term debt, less current portion........................    10,819     10,462
Other long-term liabilities.................................     3,742      1,517
Deferred income taxes.......................................    33,055     36,677
Commitments and contingencies
NET PARENT INVESTMENT:
  Net parent investment.....................................   268,497    254,806
                                                              --------   --------
          TOTAL LIABILITIES AND NET PARENT INVESTMENT.......  $321,002   $308,213
                                                              ========   ========


                See accompanying notes to financial statements.

                  ULTRAMAR DIAMOND SHAMROCK LOGISTICS BUSINESS

                              STATEMENTS OF INCOME
                        (IN THOUSANDS, EXCEPT UNIT DATA)

                                                               YEAR ENDED DECEMBER 31,
                                                               -----------------------
                                                              1997       1998       1999
                                                              ----       ----       ----
REVENUES..................................................  $ 84,881   $ 97,883   $109,773
                                                            --------   --------   --------
OPERATING COSTS AND EXPENSES:
  Operating expenses......................................    24,042     28,027     24,248
  General and administrative expenses.....................     4,761      4,552      4,698
  Depreciation and amortization...........................    11,328     12,451     12,318
  Taxes other than income taxes...........................     4,235      4,152      4,765
                                                            --------   --------   --------
          TOTAL OPERATING COSTS AND EXPENSES..............    44,366     49,182     46,029
  Gain on sale of property, plant and equipment...........        --      7,005      2,478
                                                            --------   --------   --------
OPERATING INCOME..........................................    40,515     55,706     66,222
  Interest expense........................................      (158)      (796)      (777)
  Equity income from affiliate............................     3,025      3,896      3,874
                                                            --------   --------   --------
INCOME BEFORE INCOME TAXES................................    43,382     58,806     69,319
  Provision for income taxes..............................   (16,559)   (22,517)   (26,521)
                                                            --------   --------   --------
NET INCOME................................................  $ 26,823   $ 36,289   $ 42,798
                                                            ========   ========   ========

                         UNAUDITED
                         ---------
Pro forma net income........................................   $    42,798
General partner's interest in pro forma net income..........          (856)
                                                               -----------
Limited partner's interest in pro forma net income..........   $    41,942
                                                               ===========
Pro forma net income per unit...............................   $      2.41
                                                               ===========
Pro forma weighted average limited partners' units
  outstanding...............................................    17,398,644
                                                               ===========

                See accompanying notes to financial statements.

                  ULTRAMAR DIAMOND SHAMROCK LOGISTICS BUSINESS

                      STATEMENTS OF NET PARENT INVESTMENT
                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999
                                 (IN THOUSANDS)

BALANCE AT JANUARY 1, 1997..................................   $260,731
  Net income................................................     26,823
  Net change in parent advances.............................      7,849
                                                               --------
BALANCE AT DECEMBER 31, 1997................................    295,403
  Net income................................................     36,289
  Net change in parent advances.............................    (63,195)
                                                               --------
BALANCE AT DECEMBER 31, 1998................................    268,497
  Net income................................................     42,798
  Net change in parent advances.............................    (56,489)
                                                               --------
BALANCE AT DECEMBER 31, 1999................................   $254,806
                                                               ========

                See accompanying notes to financial statements.

                  ULTRAMAR DIAMOND SHAMROCK LOGISTICS BUSINESS

                            STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                               YEAR ENDED DECEMBER 31,
                                                            ------------------------------
                                                              1997       1998       1999
                                                              ----       ----       ----
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income................................................  $ 26,823   $ 36,289   $ 42,798
Adjustments to reconcile net income to net cash provided
  by operating activities:
  Depreciation and amortization...........................    11,328     12,451     12,318
  Impairment charge -- write-down of property, plant and
     equipment............................................        --      2,100         --
  Equity income from affiliate............................    (3,025)    (3,896)    (3,874)
  Gain on sale of property, plant and equipment...........        --     (7,005)    (2,478)
  Provision for deferred income taxes.....................    11,480      2,190      3,622
  Changes in operating assets and liabilities:
     Decrease (increase) in accounts and notes
       receivable.........................................    (2,055)     2,901        (42)
     Increase (decrease) in accrued liabilities and taxes
       other than income taxes............................    (1,507)        20       (142)
     Increase (decrease) in other long-term liabilities...     1,687       (100)    (2,225)
                                                            --------   --------   --------
          NET CASH PROVIDED BY OPERATING ACTIVITIES.......    44,731     44,950     49,977
                                                            --------   --------   --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Maintenance capital expenditures........................      (633)    (2,345)    (2,060)
  Expansion capital expenditures..........................   (12,359)    (9,952)    (7,313)
  Pipelines acquired in Total Petroleum acquisition.......   (43,158)        --         --
  Distributions received from affiliate...................     4,009      3,692      4,238
  Proceeds from sales of property, plant and equipment....        --     27,000     12,000
                                                            --------   --------   --------
          NET CASH PROVIDED BY (USED IN) INVESTING
            ACTIVITIES....................................   (52,141)    18,395      6,865
                                                            --------   --------   --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net advances from (distributions to) parent.............     7,672    (63,062)   (56,489)
  Repayment of long-term debt.............................      (262)      (283)      (353)
                                                            --------   --------   --------
          NET CASH PROVIDED BY (USED IN) FINANCING
            ACTIVITIES....................................     7,410    (63,345)   (56,842)
                                                            --------   --------   --------
NET INCREASE (DECREASE) IN CASH...........................        --         --         --
CASH AT BEGINNING OF YEAR.................................         3          3          3
                                                            --------   --------   --------
CASH AT END OF YEAR.......................................  $      3   $      3   $      3
                                                            ========   ========   ========

                See accompanying notes to financial statements.

                  ULTRAMAR DIAMOND SHAMROCK LOGISTICS BUSINESS

                         NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1997, 1998 AND 1999

NOTE 1: ORGANIZATION

     Ultramar Diamond Shamrock Corporation (Ultramar Diamond Shamrock) through several subsidiaries and affiliated entities, owns and operates various interstate and intrastate crude oil and refined product pipelines, refined product terminals, and crude oil storage facilities located in Texas, New Mexico, Colorado, Oklahoma, and Kansas. In conjunction with the formation of Shamrock Logistics, L.P. (Shamrock Logistics), Ultramar Diamond Shamrock intends to transfer most of these assets and operations (the Ultramar Diamond Shamrock Logistics Business) to Shamrock Logistics in connection with a public offering of common units of Shamrock Logistics.

     Ultramar Diamond Shamrock and its affiliates will retain certain assets, including refined product pipelines and terminals which have experienced declining profitability over the past several years, certain crude oil gathering pipelines originating in older crude oil producing fields, and the Wichita Falls to McKee crude oil pipeline and storage facility which is currently undergoing a major expansion. These retained assets have been excluded from the Ultramar Diamond Shamrock Logistics Business. These financial statements present the Ultramar Diamond Shamrock Logistics Business as if it had existed as a single separate entity from Ultramar Diamond Shamrock during the periods presented.

     The Ultramar Diamond Shamrock Logistics Business includes interstate pipelines, which are subject to regulation by the Federal Energy Regulatory Commission (FERC) and intrastate pipelines, which are subject to regulation by either the Texas Railroad Commission, the Oklahoma Public Utility Commission or the Colorado Public Utility Commission, depending on the location of the pipeline. These regulations include rate regulations, which govern the tariff rates charged to pipeline customers for transportation through a pipeline. Tariff rates for each pipeline are required to be filed with the respective commission upon completion of a pipeline and when a tariff rate is being revised. In addition, the regulations include annual reporting requirements for each pipeline.

     The following is a listing of the principal assets and operations that comprise the Ultramar Diamond Shamrock Logistics Business:

CRUDE OIL PIPELINES

Corpus Christi to Three Rivers
Wasson to Ardmore (both pipelines)
Ringgold to Wasson
Dixon to McKee
Various other crude oil pipelines

REFINED PRODUCT PIPELINES

McKee to El Paso
McKee to Denver (operated by Phillips Pipeline Company)
McKee to Colorado Springs to Denver
McKee to Amarillo (both pipelines) to Abernathy
Amarillo to Albuquerque
Three Rivers to San Antonio
Three Rivers to Laredo
Ardmore to Wynnewood
Various other refined product pipelines

                  ULTRAMAR DIAMOND SHAMROCK LOGISTICS BUSINESS

CRUDE OIL STORAGE FACILITIES AND REFINED PRODUCT TERMINALS

Corpus Christi crude oil storage facility
El Paso refined product terminal
Amarillo refined product terminal
Denver refined product terminal
Colorado Springs refined product terminal
San Antonio refined product terminal
Laredo refined product terminal
Harlingen refined product terminal
Various other crude oil storage facilities and refined product terminals

INVESTMENT IN AFFILIATE -- SKELLY-BELVIEU PIPELINE COMPANY, LLC

     Formed in 1993, the Skelly-Belvieu Pipeline Company, LLC owns a natural gas liquids pipeline that begins in Skellytown, Texas and extends to Mont Belvieu, Texas near Houston. Skelly-Belvieu Pipeline Company is owned 50% by the Ultramar Diamond Shamrock Logistics Business and 50% by Phillips Pipeline Company.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation: The financial statements include the accounts and operations of the Ultramar Diamond Shamrock Logistics Business listed above. All intercompany transactions have been eliminated. The investment in affiliate is accounted for under the equity method. The operations of certain of the refined product pipelines that are jointly owned with other companies are proportionately consolidated in the accompanying financial statements.

     Use of Estimates: The preparation of financial statements in accordance with United States' generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates, including those related to commitments, contingencies, and environmental liabilities, based on currently available information. Changes in facts and circumstances may result in revised estimates.

     Property, Plant and Equipment: Property, plant and equipment are stated at cost. Additions to property, plant and equipment, including maintenance and expansion capital expenditures and capitalized interest, are recorded at cost. Maintenance capital expenditures represent capital expenditures to replace partially or fully depreciated assets to maintain the existing operating capacity of existing assets and extend their useful lives. Expansion capital expenditures represent capital expenditures to expand our operating capacity of existing assets, whether through construction or acquisition. Repair and maintenance expenses associated with existing assets that are minor in nature and do not extend the useful life of existing assets are charged to operating expenses as incurred.

     Depreciation is provided principally using the straight-line method over the estimated useful lives of the related assets. For certain interstate pipelines, the depreciation rate used is based on FERC requirements and ranges from 1% to 17% of the net asset value. When property, plant and equipment is retired or otherwise disposed of, the cost less net proceeds is recognized as gain or loss in the statement of income in the year retired.

     Goodwill: The excess of cost (purchase price) over the fair value of net assets acquired (goodwill) is being amortized using the straight-line method over 20 years.

                  ULTRAMAR DIAMOND SHAMROCK LOGISTICS BUSINESS

     Impairment: Long-lived assets, including goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The evaluation of recoverability is performed using undiscounted estimated net cash flows generated by the related asset. The amount of impairment is determined as the amount by which the net carrying value exceeds discounted estimated net cash flows.

     Environmental Remediation Costs: Environmental remediation costs are expensed and the associated accrual established when site restoration and environmental remediation and cleanup obligations are either known or considered probable and can be reasonably estimated. Accrued liabilities are not discounted to present value. Environmental costs include initial site surveys, costs for remediation and restoration (including direct internal costs), and ongoing monitoring costs, as well as fines, damages and other costs, when estimable. Adjustments to initial estimates are recorded, from time to time, to reflect changing circumstances and estimates based upon additional information developed in subsequent periods.

     Federal and State Income Taxes: The Ultramar Diamond Shamrock Logistics Business is included in the consolidated federal and state income tax returns of Ultramar Diamond Shamrock. Deferred income taxes are computed based on recognition of future tax expense or benefits, measured by enacted tax rates that are attributable to taxable or deductible temporary differences between financial statement and income tax reporting bases of assets and liabilities. The current portion of income taxes payable is due to Ultramar Diamond Shamrock and has been included in the net parent investment amount. Shamrock Logistics is a limited partnership and is not subject to federal or state income taxes. Accordingly, the taxable income or loss of Shamrock Logistics, which may vary substantially from income or loss reported for financial reporting purposes, is generally includable in the federal and state income tax returns of the individual partners.

     Revenue Recognition: The Ultramar Diamond Shamrock Logistics Business' revenues are derived from interstate and intrastate pipeline transportation, storage and terminalling of refined products and crude oil. Transportation revenues (based on pipeline tariff rates) are recognized as refined product or crude oil is transported through the pipelines. In the case of crude oil pipelines, the cost of the storage operations are included in the crude oil pipeline tariff rates. Prior to 1999, the Ultramar Diamond Shamrock Logistics Business did not charge a separate terminalling fee for terminalling services at the refined product terminals. Terminalling revenues for 1998 and prior years were recognized based on the total costs incurred at the terminals, which costs were charged back to the related refinery. Effective January 1, 1999, the Ultramar Diamond Shamrock Logistics Business began charging a separate terminalling fee at its refined product terminals and such fees are recognized as refined products are moved into the terminal. The terminalling fee was established at a rate that the Ultramar Diamond Shamrock Logistics Business believes to be competitive with rates charged by other companies for terminalling similar refined products.

     Operating Expenses: Operating expenses consist primarily of fuel and power costs, telecommunication costs, labor costs of pipeline field and support personnel, maintenance, utilities, and insurance. Such expenses are recognized as incurred.

     Net Parent Investment: The net parent investment represents a net balance as the result of various transactions between the Ultramar Diamond Shamrock Logistics Business and Ultramar Diamond Shamrock. There are no terms of settlement or interest charges associated with this balance. The balance is the result of the Ultramar Diamond Shamrock Logistics Business' participation in Ultramar Diamond Shamrock's central cash management program, wherein all of the Ultramar Diamond Shamrock Logistics Business' cash receipts are remitted to Ultramar

                  ULTRAMAR DIAMOND SHAMROCK LOGISTICS BUSINESS

Diamond Shamrock and all cash disbursements are funded by Ultramar Diamond Shamrock. Other transactions include intercompany transportation, storage and terminalling revenues and related expenses, administrative and support expenses incurred by Ultramar Diamond Shamrock and allocated to the Ultramar Diamond Shamrock Logistics Business, and income taxes.

     Segment Disclosures: Effective December 31, 1998, the Ultramar Diamond Shamrock Logistics Business adopted Statement of Financial Accounting Standard
(SFAS) No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement established new standards for reporting information about operating segments in annual financial statements and selected information about operating segments in interim financial statements issued to securityholders. It also established standards for related disclosures about products and services, geographic areas, and major customers. The Ultramar Diamond Shamrock Logistics Business operates in only one segment, the pipeline and terminal segment of the oil and gas industry.

     Comprehensive Income: Effective March 31, 1998, the Ultramar Diamond Shamrock Logistics Business adopted SFAS No. 130, "Reporting Comprehensive Income," which established standards for reporting comprehensive income and its components. The Ultramar Diamond Shamrock Logistics Business has not reported comprehensive income due to the absence of items of other comprehensive income in any period presented.

     Derivative Instruments: In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" which established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. This standard will be effective for the Ultramar Diamond Shamrock Logistics Business' financial statements beginning January 1, 2001. The Ultramar Diamond Shamrock Logistics Business has not yet assessed the impact of this new standard on its financial position or results of operations.

NOTE 3: ACQUISITION OF TOTAL PETROLEUM (NORTH AMERICA) LTD.

     On September 25, 1997, Ultramar Diamond Shamrock completed its acquisition of Total Petroleum (North America) Ltd. in a purchase business combination. Total Petroleum's operations consisted of three refineries (Ardmore, Alma and Denver), 550 convenience stores and various crude oil and refined product pipeline and storage assets. The total purchase price of $851,800,000, representing both common stock issued by Ultramar Diamond Shamrock and debt assumed, was allocated based on the fair values of the individual assets acquired and the liabilities assumed. The excess of purchase price over the fair value of net assets acquired of $123,500,000 is being amortized as goodwill on a straight-line basis over 20 years.

     Included in the Ultramar Diamond Shamrock Logistics Business are certain of the acquired Ardmore refinery's pipelines and storage facilities, which were allocated $43,158,000 of the purchase price including $5,994,000 of the goodwill. Expenses associated with the Ardmore refinery's crude oil pipelines and storage facilities and revenues and expenses associated with the Ardmore to Wynnewood refined product pipeline are included in the statements of income since their acquisition on September 25, 1997.

     Revenues have not been recognized related to the Ardmore refinery's crude oil pipelines because the Ultramar Diamond Shamrock Logistics Business had not established a separate internal tariff rate for transportation on these pipelines. Effective with the filing of revised tariff

                  ULTRAMAR DIAMOND SHAMROCK LOGISTICS BUSINESS rates, as discussed in "Note 15: Subsequent Events," separate tariff rates have been established and revenues will be recognized. Had the tariff rates been in place since the acquisition, revenues for 1997, 1998 and 1999 would have increased $1,783,000, $5,348,000 and $6,377,000, respectively, based on the barrels transported through the various Ardmore refinery's crude oil pipelines.

NOTE 4: 1998 IMPAIRMENT CHARGE

     Prior to 1998, the Ultramar Diamond Shamrock Logistics Business expanded the throughput capacity and completed other improvements at the Harlingen refined product terminal because Ultramar Diamond Shamrock believed its refined product sales would continue to increase as the south Texas market grew. However, due to new competitors entering the south Texas market, Ultramar Diamond Shamrock has not been able to significantly increase its refined product sales, thus throughput at the Harlingen refined product terminal has not increased. In light of these competitive conditions, in June 1998, the Ultramar Diamond Shamrock Logistics Business recorded an impairment charge of $2,100,000 to reduce the carrying value ($4,100,000 prior to write-down) of the Harlingen refined product terminal to its estimated net realizable value. The estimated net realizable value was based on the discounted cash flows of the terminal. The Ultramar Diamond Shamrock Logistics Business has and will continue to operate the terminal.

NOTE 5: ACCOUNTS AND NOTES RECEIVABLE

     Accounts and notes receivable consisted of the following:

                                                               DECEMBER 31,
                                                              --------------
                                                              1998      1999
                                                              ----      ----
                                                              (in thousands)
Accounts receivable.........................................  $872      $936
Notes receivable............................................    59        37
                                                              ----      ----
          Accounts and notes receivable.....................  $931      $973
                                                              ====      ====

NOTE 6: PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment, at cost, consisted of the following:

                                                   ESTIMATED      DECEMBER 31,
                                                    USEFUL     -------------------
                                                     LIVES       1998       1999
                                                   ---------     ----       ----
                                                    (years)      (in thousands)
Land and land improvements.......................        --    $  2,850   $  2,818
Buildings........................................        35       3,826      3,785
Pipeline and equipment...........................      8-40     338,453    339,481
Right of Ways....................................     20-35      26,680     26,212
Construction in progress.........................        --      10,412      9,219
                                                               --------   --------
          Total..................................               382,221    381,515
Accumulated depreciation and amortization........               (85,100)   (96,561)
                                                               --------   --------
          Property, plant and equipment, net.....              $297,121   $284,954
                                                               ========   ========

     In March 1998, the Ultramar Diamond Shamrock Logistics Business recognized a pre-tax gain of $7,005,000 resulting from the sale of a 25% interest in the McKee to El Paso refined

                  ULTRAMAR DIAMOND SHAMROCK LOGISTICS BUSINESS product pipeline and El Paso refined product terminal to Phillips Pipeline Company. In August 1999, upon the completion of the pipeline's expansion, the Ultramar Diamond Shamrock Logistics Business recognized an additional pre-tax gain of $2,478,000 resulting from the sale of an additional 8.33% interest in the McKee to El Paso refined product pipeline and terminal to Phillips Pipeline Company.

     Capitalized interest costs included in property, plant and equipment were $782,000, $121,000 and $115,000 for the years ended December 31, 1997, 1998 and
1999, respectively.

NOTE 7: INVESTMENT IN AFFILIATE

     The Ultramar Diamond Shamrock Logistics Business owns a 50% interest in the Skelly-Belvieu Pipeline Company, which is accounted for under the equity method. The following presents summarized unaudited financial information related to Skelly-Belvieu Pipeline Company as of December 31, 1998 and 1999, and for the years ended December 31, 1997, 1998 and 1999:

                                                                YEAR ENDED
                                                               DECEMBER 31,
                                                        ---------------------------
                                                         1997      1998      1999
                                                         ----      ----      ----
                                                              (in thousands)
STATEMENT OF INCOME INFORMATION:
Revenues..............................................  $12,235   $12,304   $12,133
Income before income taxes............................    5,705     5,627     5,954
Ultramar Diamond Shamrock Logistics
Business' share of net income.........................    3,025     3,896     3,874

                                                                DECEMBER 31,
                                                              -----------------
                                                               1998      1999
                                                               ----      ----
                                                               (in thousands)
BALANCE SHEET INFORMATION:
Current assets..............................................  $ 1,575   $ 1,686
Property, plant and equipment, net..........................   54,492    52,576
                                                              -------   -------
          Total assets......................................  $56,067   $54,262
                                                              =======   =======
Current liabilities.........................................  $   397   $    30
Members' equity.............................................   55,670    54,232
                                                              -------   -------
          Total liabilities and members' equity.............  $56,067   $54,262
                                                              =======   =======

NOTE 8: ENVIRONMENTAL MATTERS

     The operations of the Ultramar Diamond Shamrock Logistics Business are subject to environmental laws and regulations adopted by various federal, state, and local governmental authorities in the jurisdictions in which it operates. Although the Ultramar Diamond Shamrock Logistics Business believes its operations are in general compliance with applicable environmental regulations, risks of additional costs and liabilities are inherent in pipeline, terminalling and storage operations, and there can be no assurance that significant costs and liabilities will not be incurred by the Ultramar Diamond Shamrock Logistics Business. Moreover, it is possible that other developments, such as increasingly stringent environmental laws, regulations, and enforcement policies thereunder, and claims for damages to property or persons resulting from the operations of the Ultramar Diamond Shamrock Logistics Business, could result in substantial costs and liabilities. Accordingly, the Ultramar Diamond Shamrock Logistics Business has

                  ULTRAMAR DIAMOND SHAMROCK LOGISTICS BUSINESS adopted policies, practices and procedures in the areas of pollution control, product safety, occupational health and the handling, storage, use and disposal of hazardous materials to prevent material environmental or other damage, and to limit the financial liability which could result from such events. However, some risk of environmental or other damage is inherent in the Ultramar Diamond Shamrock Logistics Business, as it is with other entities engaged in similar businesses.

     The balances of and changes in accruals for environmental matters which are included in accrued liabilities and other long-term liabilities consisted of the following:

                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                          -------------------------
                                                           1997     1998     1999
                                                           ----     ----     ----
                                                               (in thousands)
Balance at beginning of year............................  $2,860   $4,547   $ 4,319
  Additions to (deletions from) accrual.................   1,802       --    (1,114)
  Payments..............................................    (115)    (228)     (448)
                                                          ------   ------   -------
Balance at end of year..................................  $4,547   $4,319   $ 2,757
                                                          ======   ======   =======

     During 1999, based on the annual review of environmental liabilities, it was determined that certain liabilities were overstated as the required cleanup obligations were less than originally estimated. Accordingly, environmental liabilities were reduced by $1,114,000.

     The accruals noted above represent the Ultramar Diamond Shamrock Logistics Business' best estimate of the costs which will be incurred over an extended period for restoration and environmental remediation at various sites. These liabilities have not been reduced by possible recoveries from third parties and projected cash expenditures have not been discounted. Environmental exposures are difficult to assess and estimate due to unknown factors such as the magnitude of possible contamination, the timing and extent of remediation, the determination of the Ultramar Diamond Shamrock Logistics Business' liability in proportion to other parties, improvements in cleanup technologies and the extent to which environmental laws and regulations may change in the future. Although environmental costs may have a significant impact on results of operations for any single period, the Ultramar Diamond Shamrock Logistics Business believes that such costs will not have a material adverse effect on its financial position.

NOTE 9: LONG TERM DEBT

     In May 1994, the Ultramar Diamond Shamrock Logistics Business entered into a financing agreement with the Port of Corpus Christi Authority of Nueces County, Texas (Port Authority of Corpus Christi) for the construction of a crude oil storage facility. The original note totaled $12,000,000 and is due in annual installments through December 31, 2015. Interest on the unpaid principal balance accrues at a rate of 8% per annum. The land on which the crude oil storage facility was constructed is leased from the Port Authority of Corpus Christi (see Note 10: Commitments and Contingencies).

                  ULTRAMAR DIAMOND SHAMROCK LOGISTICS BUSINESS

     Long-term debt repayments are due as follows (in thousands):

2000.....................................................   $   640
2001.....................................................       385
2002.....................................................       416
2003.....................................................       449
2004.....................................................       485
Thereafter...............................................     8,727
                                                            -------
          Total repayments...............................   $11,102
                                                            =======

     Interest payments totaled $931,000, $1,028,000 and $948,000 for the years ended December 31, 1997, 1998 and 1999, respectively.

NOTE 10: COMMITMENTS AND CONTINGENCIES

     In May 1994, the Ultramar Diamond Shamrock Logistics Business entered into several agreements with the Port Authority of Corpus Christi including a crude oil dock user agreement, a land lease agreement and a note agreement. The crude oil dock user agreement allows the Ultramar Diamond Shamrock Logistics Business to operate and manage a crude oil dock in Corpus Christi for a five-year period beginning August 1, 1994 and the agreement is renewable yearly thereafter. The Ultramar Diamond Shamrock Logistics Business shares use of the crude oil dock with two other users and operating costs are split evenly among the three users. The crude oil dock user agreement requires that the Ultramar Diamond Shamrock Logistics Business collect wharfage fees, based on the quantity of barrels off loaded from each vessel, and dockage fees, based on vessels berthing at the dock. These fees are remitted to the Port Authority of Corpus Christi monthly. The wharfage and one-half of the dockage fees paid by the Ultramar Diamond Shamrock Logistics Business for its use of the crude oil dock reduce the annual amount owed by the Ultramar Diamond Shamrock Logistics Business to the Port Authority of Corpus Christi under the note agreement discussed in "Note 9: Long Term Debt". The wharfage and dockage fees for the crude oil dock totaled $1,194,000, $1,311,000 and $1,302,000 for the years ended December 31, 1997,
1998 and 1999, respectively.

     In April 1998, the Ultramar Diamond Shamrock Logistics Business and five other users entered into a refined product dock user agreement with the Port Authority of Corpus Christi to use a refined product dock for a two-year period and renewable yearly thereafter. The Ultramar Diamond Shamrock Logistics Business also operates the refined product dock and operating costs are split evenly among the six users. The Ultramar Diamond Shamrock Logistics Business is responsible for collecting and remitting the refined product wharfage and dockage fees to the Port Authority of Corpus Christi. The wharfage and dockage fees for the refined product dock totaled $127,000, $235,000 and $211,000 for the years ended December 31, 1997, 1998 and 1999, respectively.

     The crude oil and the refined product docks provide Ultramar Diamond Shamrock's Three Rivers refinery access to marine facilities to receive crude oil and deliver refined products. For the years ended December 31, 1997, 1998 and 1999, the Three Rivers refinery received 88%, 88% and 91%, respectively, of its crude oil requirements from crude oil received at the crude oil dock. Also, for the years ended December 31, 1997, 1998 and 1999, 8%, 7% and 7%, respectively, of the refined products produced at the Three Rivers refinery were transported via pipeline to the Corpus Christi refined product dock.

                  ULTRAMAR DIAMOND SHAMROCK LOGISTICS BUSINESS

     The Ultramar Diamond Shamrock Logistics Business has the following land leases related to refined product terminals and crude oil storage facilities:

     - Corpus Christi crude oil storage facility: a 20-year noncancellable operating lease on 31.35 acres of land through 2014, at which time the lease is renewable every five years, for a total of 20 renewable years.

     - Corpus Christi refined product terminal: two five-year noncancellable operating lease agreements on 13.63 acres of land through 2002, at which time the agreements are renewable for at least three five-year periods.

     - Harlingen refined product terminal: a 13-year noncancellable operating lease on 5.88 acres of land through 2008.

     - Colorado Springs airport terminal: a 50-year noncancellable operating lease on 46.26 acres of land through 2043, at which time the lease is renewable for another 50-year period.

     The above land leases require monthly payments totaling $15,000 and are adjustable every five years based on changes in the Consumer Price Index.

     In addition, the Ultramar Diamond Shamrock Logistics Business leases certain equipment and vehicles under short-term operating lease agreements expiring through 2002. Future minimum rental payments applicable to noncancellable operating leases as of December 31, 1999, are as follows (in thousands):

2000.......................................................   $  184
2001.......................................................      177
2002.......................................................      159
2003.......................................................      142
2004.......................................................      141
Thereafter.................................................    1,685
                                                              ------
  Future minimum lease payments............................   $2,488
                                                              ======

     Total rental expense for all operating leases during 1997, 1998 and 1999 was $218,000, $253,000 and $264,000, respectively.

     The Ultramar Diamond Shamrock Logistics Business is involved in various lawsuits, claims and regulatory proceedings incidental to its business. In the opinion of management, the outcome of such matters will not have a material adverse effect on the Ultramar Diamond Shamrock Logistics Business' financial position or results of operations.

NOTE 11: INCOME TAXES

     As discussed in "Note 2: Summary of Significant Accounting Policies," the Ultramar Diamond Shamrock Logistics Business' results are included in Ultramar Diamond Shamrock's consolidated federal and state income tax returns. The amounts presented below were calculated as if the Ultramar Diamond Shamrock Logistics Business filed separate federal and state tax returns.

                  ULTRAMAR DIAMOND SHAMROCK LOGISTICS BUSINESS

     The provision for income taxes consisted of the following:

                                                                YEAR ENDED
                                                               DECEMBER 31,
                                                        ---------------------------
                                                         1997      1998      1999
                                                         ----      ----      ----
                                                              (in thousands)
Current:
  Federal.............................................  $11,281   $17,786   $20,036
  State...............................................    1,612     2,541     2,863
Deferred:
  Federal.............................................    3,368     2,012     3,327
  State...............................................      298       178       295
                                                        -------   -------   -------
Provision for income taxes............................  $16,559   $22,517   $26,521
                                                        =======   =======   =======

     Deferred income taxes arise from temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. The components of the Ultramar Diamond Shamrock Logistics Business' net deferred tax liability consisted of the following:

                                                                DECEMBER 31,
                                                                ------------
                                                               1998      1999
                                                               ----      ----
                                                               (in thousands)
Deferred tax liabilities:
  Excess of book basis over tax basis of:
     Property, plant and equipment..........................  $32,259   $34,983
     Investment in affiliate................................    2,442     2,744
                                                              -------   -------
          Total deferred tax liabilities....................   34,701    37,727
Deferred tax assets --
     Accrued liabilities and payables.......................   (1,646)   (1,050)
                                                              -------   -------
          Net deferred tax liability........................  $33,055   $36,677
                                                              =======   =======

     The realization of net deferred tax assets is dependent on the Ultramar Diamond Shamrock Logistics Business' ability to generate future taxable income. Although realization is not assured, the Ultramar Diamond Shamrock Logistics Business believes it is more likely than not that the net deferred tax assets will be realized.

     The differences between the Ultramar Diamond Shamrock Logistics Business' effective income tax rate and the U.S. federal statutory rate is reconciled as follows:

                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                                 ------------
                                                              1997   1998   1999
                                                              ----   ----   ----
U.S. federal statutory rate.................................  35.0%  35.0%  35.0%
State income taxes, net of federal taxes....................  3.1    3.1     3.1
Non-deductible goodwill.....................................  0.1    0.2     0.2
                                                              ----   ----   ----
  Effective income tax rate.................................  38.2%  38.3%  38.3%
                                                              ====   ====   ====

                  ULTRAMAR DIAMOND SHAMROCK LOGISTICS BUSINESS

     Income taxes paid to Ultramar Diamond Shamrock during 1997, 1998 and 1999 were $12,893,000, $20,327,000 and $22,899,000, respectively.

NOTE 12: FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK

     The estimated fair value of the Ultramar Diamond Shamrock Logistics Business' debt as of December 31, 1998 and 1999 was $12,501,000 and $11,137,000
as compared to the carrying value of $11,455,000 and $11,102,000, respectively. These fair values were estimated using discounted cash flow analysis, based on the Ultramar Diamond Shamrock Logistics Business' current incremental borrowing rates for similar types of borrowing arrangements. The Ultramar Diamond Shamrock Logistics Business has no derivative financial instruments.

     Substantially all of the Ultramar Diamond Shamrock Logistics Business revenues are derived from Ultramar Diamond Shamrock and its various subsidiaries. Ultramar Diamond Shamrock transports crude oil to three of its refineries using various Ultramar Diamond Shamrock Logistics Business' crude oil pipelines and storage facilities and transports refined products to Ultramar Diamond Shamrock's company-owned retail operations or wholesale customers using various Ultramar Diamond Shamrock Logistics Business' refined product pipelines and terminals. Ultramar Diamond Shamrock and its subsidiaries are investment grade customers; therefore, the Ultramar Diamond Shamrock Logistics Business does not believe that the trade receivables from Ultramar Diamond Shamrock represent a significant credit risk. However, the concentration of business with Ultramar Diamond Shamrock, who is a large refining and retail marketing company, has the potential to impact the Ultramar Diamond Shamrock Logistics Business' overall exposure, both positively and negatively, to changes in the refining and marketing industry.

NOTE 13: RELATED PARTY TRANSACTIONS

     The Ultramar Diamond Shamrock Logistics Business has no employees and is managed and controlled by Ultramar Diamond Shamrock, the parent company. Employees who work in the pipeline, terminalling and storage operations are charged directly to the Ultramar Diamond Shamrock Logistics Business' operations and such charges include salary and employee benefit costs. Ultramar Diamond Shamrock also allocates approximately 5% of its general and administrative expenses incurred in the United States to its pipeline, terminalling and storage operations to cover costs of centralized corporate functions such as legal, accounting, treasury, engineering, information technology and other corporate services. Management believes that 5% is a reasonable approximation of the general and administrative costs related to the pipeline, terminalling and storage operations. General and administrative costs allocated to the Ultramar Diamond Shamrock Logistics Business totaled $5,100,000, $5,067,000 and $5,201,000 for the years ended December 31, 1997, 1998 and 1999, respectively. A portion of the allocated general and administrative costs is passed on to partners, which jointly own certain pipelines and terminals with the Ultramar Diamond Shamrock Logistics Business. The net amount of general and administrative costs allocated to partners totaled $339,000, $515,000 and $503,000 for the years ended December 31, 1997, 1998 and 1999, respectively.

NOTE 14: EMPLOYEE BENEFIT PLANS

     The employees who work in the Ultramar Diamond Shamrock Logistics Business are included in the various employee benefit plans of Ultramar Diamond Shamrock. These plans include qualified, non-contributory defined benefit retirement plans, defined contribution 401(k) plans, employee and retiree medical, dental and life insurance plans, long-term incentive plans (i.e. stock options and bonuses) and other such benefits.

                  ULTRAMAR DIAMOND SHAMROCK LOGISTICS BUSINESS

     The Ultramar Diamond Shamrock Logistics Business' share of allocated parent company employee benefit plan expenses was $733,000, $1,153,000, and $1,197,000 for the years ended December 31, 1997, 1998 and 1999, respectively. These employee benefit plan expenses are included in operating expenses with the related payroll costs.

NOTE 15: SUBSEQUENT EVENTS (UNAUDITED)

A. IMPACT OF TARIFF RATE AND TERMINALLING REVENUE CHANGES

     Over the past several years, the Ultramar Diamond Shamrock Logistics Business has expanded the throughput capacity of several of its crude oil and refined product pipelines. The historical tariff rates were based on initial pipeline cost and were not revised upon subsequent expansions or increases or decreases in throughput levels.

     As a result, the Ultramar Diamond Shamrock Logistics Business filed revised tariff rates on many of its crude oil and refined product pipelines to reflect the total cost of the pipeline, the current throughput capacity, the current throughput utilization and other market conditions. The revised tariff rates were implemented January 1, 2000 and the overall impact of the tariff rate changes result in a decrease to revenues as reflected in the table below.

     As discussed in "Note 2: Summary of Significant Accounting Policies," effective January 1, 1999, the Ultramar Diamond Shamrock Logistics Business began charging a terminalling fee for terminalling services at the refined product terminals. Prior to 1999, terminalling revenues were recognized based on total cost incurred at the terminal, which costs were charged back to the related refineries. Since the terminalling fee now includes a margin of profit, terminalling revenues increased as reflected in the table below.

     If the revised tariff rates and the terminalling fee had been implemented effective January 1, 1997, revenues, operating income and net income would have been as follows:

                                                               YEAR ENDED DECEMBER 31,
                                                            ------------------------------
                                                              1997       1998       1999
                                                            --------   --------   --------
                                                                    (in thousands)
Revenues -- historical....................................  $ 84,881   $ 97,883   $109,773
  Decrease in tariff revenues.............................   (16,197)   (17,067)   (21,892)
  Increase in terminalling revenues.......................     1,778      1,649         --
                                                            --------   --------   --------
     Net decrease.........................................   (14,419)   (15,418)   (21,892)
                                                            --------   --------   --------
Revenues -- as adjusted...................................  $ 70,462   $ 82,465   $ 87,881
                                                            ========   ========   ========
Operating income -- historical............................  $ 40,515   $ 55,706   $ 66,222
     Net decrease.........................................   (14,419)   (15,418)   (21,892)
                                                            --------   --------   --------
Operating income -- as adjusted...........................  $ 26,096   $ 40,288   $ 44,330
                                                            ========   ========   ========
Net income -- historical..................................  $ 26,823   $ 36,289   $ 42,798
     Net decrease, net of income taxes....................    (8,914)    (9,514)   (13,516)
                                                            --------   --------   --------
Net income -- as adjusted.................................  $ 17,909   $ 26,775   $ 29,282
                                                            ========   ========   ========

B. SUBSEQUENT REORGANIZATION

     Effective July 1, 2000, the assets and liabilities of the Ultramar Diamond Shamrock Logistics Business were contributed to Shamrock Logistics Operations, L.P. by the various subsidiaries of Ultramar Diamond Shamrock in exchange for the ownership interest in Shamrock Logistics

                  ULTRAMAR DIAMOND SHAMROCK LOGISTICS BUSINESS

Operations. The general partner of Shamrock Logistics Operations is Riverwalk Logistics, L.P. (an entity indirectly owned by Ultramar Diamond Shamrock) and the limited partner is an affiliate of Ultramar Diamond Shamrock. Effective with the closing of the initial public offering of common units of Shamrock Logistics, Shamrock Logistics Operations will be transferred to Shamrock Logistics. Both of these transfers will be recorded at historical cost.


     Also in conjunction with the initial public offering of common units of Shamrock Logistics, effective June 30, 2000, the subsidiaries which own the various assets of the Ultramar Diamond Shamrock Logistics Business formalized the terms under which certain intercompany accounts and working capital loans will be settled by executing promissory notes with an aggregate principal balance of $107,676,000. The promissory notes require that the principal be repaid no later than June 30, 2005 and bear interest at a rate of 8.0% per annum on the unpaid balance.



     Shamrock Logistics intends to repay these promissory notes using the entire proceeds from the offering and borrowings under a new $125,000,000 revolving credit facility entered into by Shamrock Logistics Operations in conjunction with the initial public offering. In addition to the repayment of the $107,676,000 of promissory notes, Shamrock Logistics intends to make additional distributions to affiliates of Ultramar Diamond Shamrock totaling $20,517,000 from borrowings under the revolving credit facility.



C. PRO FORMA EARNINGS PER UNIT INFORMATION


     The Ultramar Diamond Shamrock Logistics Business is a division within Ultramar Diamond Shamrock thus it did not have shares outstanding. Therefore, earnings per unit is calculated on a pro forma basis for 1999 only. Unaudited pro forma net income per unit is determined by dividing the pro forma net income per unit that would have been allocated to the Common and Subordinated Unitholders, which is 98% of pro forma net income, by the number of Common and Subordinated units expected to be outstanding at the closing of the offering. For purposes of this calculation, it was assumed that 17,398,644 Common and Subordinated units have been outstanding since January 1, 1999. Basic and diluted pro forma net income per unit are equal as there are no dilutive units.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of Shamrock Logistics GP, LLC:

     We have audited the accompanying balance sheet of Shamrock Logistics, L.P. (a Delaware limited partnership) as of June 30, 2000. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of the Shamrock Logistics, L.P. as of June 30, 2000 in conformity with accounting principles generally accepted in the United States.

                                            /s/ ARTHUR ANDERSEN LLP

San Antonio, Texas
August 10, 2000

                            SHAMROCK LOGISTICS, L.P.

                                 BALANCE SHEET
                                 JUNE 30, 2000

                               ASSETS
CURRENT ASSETS
  Receivables from affiliates...............................  $1,000
                                                              ------
                                                              $1,000
                                                              ======
                        LIABILITY AND EQUITY
LIABILITY
  Payable to affiliate......................................  $  100
                                                              ------
EQUITY:
  Limited partner's equity..................................     891
  General partner's equity..................................       9
                                                              ------
          Total equity......................................     900
                                                              ------
                                                              $1,000
                                                              ======

                    See accompanying note to balance sheet.

                            SHAMROCK LOGISTICS, L.P.

                             NOTE TO BALANCE SHEET
                                 JUNE 30, 2000

NOTE 1: NATURE OF OPERATIONS

     Shamrock Logistics, L.P., a Delaware limited partnership, was formed on December 7, 1999 to ultimately acquire all of the crude oil and refined product pipeline, terminalling and storage assets of the Ultramar Diamond Shamrock Logistics Business. The Partnership's general partner is Riverwalk Logistics, L.P. In conjunction with the offering contemplated by this prospectus, Shamrock Logistics, L.P. intends to sell limited partnership units to the public representing a 22.5% ownership interest in the Partnership (excluding the underwriters' overallotment option).

     Effective July 1, 2000, Ultramar Diamond Shamrock transferred the crude oil and refined product pipeline, terminalling and storage assets and liabilities of the Ultramar Diamond Shamrock Logistics Business to Shamrock Logistics Operations, L.P., a Delaware limited partnership that was formed on December 7, 1999. Shamrock Logistics Operations' general partner is Riverwalk Logistics, L.P. At the closing of the public offering and related transactions, Shamrock Logistics Operations, L.P., will become a subsidiary of Shamrock Logistics, L.P.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of Shamrock Logistics GP, LLC:

     We have audited the accompanying balance sheet of Riverwalk Logistics, L.P. (a Delaware limited partnership) as of June 30, 2000. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Riverwalk Logistics, L.P. as of June 30, 2000 in conformity with accounting principles generally accepted in the United States.

                                            /s/ ARTHUR ANDERSEN LLP

San Antonio, Texas
August 10, 2000

                           RIVERWALK LOGISTICS, L.P.

                                 BALANCE SHEET
                                 JUNE 30, 2000

                               ASSETS
Current assets
  Cash......................................................  $  980
Investment in Shamrock Logistics, L.P.......................      10
Investment in Shamrock Logistics Operations, L.P............      10
                                                              ------
                                                              $1,000
                                                              ======
                               EQUITY
Limited partner's equity....................................  $  999
General partner's equity....................................       1
                                                              ------
                                                              $1,000
                                                              ======

                    See accompanying note to balance sheet.

                           RIVERWALK LOGISTICS, L.P.

                             NOTE TO BALANCE SHEET
                                 JUNE 30, 2000

NOTE 1: NATURE OF OPERATIONS

     Riverwalk Logistics, L.P. is a Delaware limited partnership formed on June 5, 2000 to become the general partner of Shamrock Logistics, L.P. and Shamrock Logistics Operations, L.P. The general partner of Riverwalk Logistics, L.P. is Shamrock Logistics GP, LLC and the limited partner is UDS Logistics, LLC. Both Shamrock Logistics GP, LLC and UDS Logistics, LLC are indirect wholly-owned subsidiaries of Ultramar Diamond Shamrock. Effective July 1, 2000, Ultramar Diamond Shamrock transferred the crude oil and refined product pipeline, terminalling and storage assets of the Ultramar Diamond Shamrock Logistics Business to Shamrock Logistics Operations, L.P. In conjunction with the initial public offering and the related transactions, Shamrock Logistics Operations, L.P. will become a subsidiary of Shamrock Logistics, L.P.

                                                                      APPENDIX A

                      FORM OF SECOND AMENDED AND RESTATED
                        AGREEMENT OF LIMITED PARTNERSHIP

                                                                      APPENDIX A






                                    FORM OF

                          SECOND AMENDED AND RESTATED

                        AGREEMENT OF LIMITED PARTNERSHIP

                                       OF

                            SHAMROCK LOGISTICS, L.P.

                                TABLE OF CONTENTS

                                    ARTICLE I
                                   DEFINITIONS

SECTION 1.1   Definitions.........................................................................................1
SECTION 1.2   Construction.......................................................................................22

                                   ARTICLE II
                                  ORGANIZATION

SECTION 2.1   Formation..........................................................................................23
SECTION 2.2   Name...............................................................................................23
SECTION 2.3   Registered Office; Registered Agent; Principal Office; Other Offices...............................23
SECTION 2.4   Purpose and Business...............................................................................24
SECTION 2.5   Powers.............................................................................................24
SECTION 2.6   Power of Attorney..................................................................................24
SECTION 2.7   Term...............................................................................................26
SECTION 2.8   Title to Partnership Assets........................................................................26

                                   ARTICLE III
                           RIGHTS OF LIMITED PARTNERS

SECTION 3.1   Limitation of Liability............................................................................27
SECTION 3.2   Management of Business.............................................................................27
SECTION 3.3   Outside Activities of the Limited Partners.........................................................27
SECTION 3.4   Rights of Limited Partners.........................................................................27

                                   ARTICLE IV
        CERTIFICATES; RECORD HOLDERS; TRANSFER OF PARTNERSHIP INTERESTS;
                       REDEMPTION OF PARTNERSHIP INTERESTS

SECTION 4.1   Certificates.......................................................................................28
SECTION 4.2   Mutilated, Destroyed, Lost or Stolen Certificates..................................................29
SECTION 4.3   Record Holders.....................................................................................30
SECTION 4.4   Transfer Generally.................................................................................30
SECTION 4.5   Registration and Transfer of Limited Partner Interests.............................................31
SECTION 4.6   Transfer of the General Partner's General Partner Interest.........................................32
SECTION 4.7   Transfer of Incentive Distribution Rights..........................................................32
SECTION 4.8   Restrictions on Transfers..........................................................................33
SECTION 4.9   Citizenship Certificates; Non-citizen Assignees....................................................34
SECTION 4.10   Redemption of Partnership Interests of Non-citizen Assignees......................................35

                                    ARTICLE V
           CAPITAL CONTRIBUTIONS AND ISSUANCE OF PARTNERSHIP INTERESTS
SECTION 5.1   Organizational Contributions.......................................................................36
SECTION 5.2   Contributions by the General Partner and its Affiliates............................................36
SECTION 5.3   Contributions by Initial Limited Partners and Reimbursement of the
                    General Partner..............................................................................37
SECTION 5.4   Interest and Withdrawal............................................................................38
SECTION 5.5   Capital Accounts...................................................................................38
SECTION 5.6   Issuances of Additional Partnership Securities.....................................................41
SECTION 5.7   Limitations on Issuance of Additional Partnership Securities.......................................42
SECTION 5.8   Conversion of Subordinated Units...................................................................44
SECTION 5.9   Limited Preemptive Right...........................................................................44
SECTION 5.10   Splits and Combination............................................................................45
SECTION 5.11   Fully Paid and Non-Assessable Nature of Limited Partner Interests.................................46

                                   ARTICLE VI
                          ALLOCATIONS AND DISTRIBUTIONS

SECTION 6.1   Allocations for Capital Account Purposes...........................................................46
SECTION 6.2   Allocations for Tax Purposes.......................................................................54
SECTION 6.3   Requirement and Characterization of Distributions; Distributions
                    to Record Holders............................................................................56
SECTION 6.4   Distributions of Available Cash from Operating Surplus.............................................57
SECTION 6.5   Distributions of Available Cash from Capital Surplus...............................................59
SECTION 6.6   Adjustment of Minimum Quarterly Distribution and Target
                    Distribution Levels..........................................................................59
SECTION 6.7   Special Provisions Relating to the Holders of Subordinated Units...................................59
SECTION 6.8   Special Provisions Relating to the Holders of Incentive Distribution Rights........................60
SECTION 6.9   Entity-Level Taxation..............................................................................60

                                   ARTICLE VII
                      MANAGEMENT AND OPERATION OF BUSINESS

SECTION 7.1   Management.........................................................................................61
SECTION 7.2   Certificate of Limited Partnership.................................................................63
SECTION 7.3   Restrictions on General Partner's Authority........................................................64
SECTION 7.4   Reimbursement of the General Partner...............................................................64
SECTION 7.5   Outside Activities.................................................................................65
SECTION 7.6   Loans from the General Partner; Loans or Contributions from the Partnership; Contracts with Affiliates; Certain Restrictions on the General Partner.......................................................................67
SECTION 7.7   Indemnification....................................................................................68

SECTION 7.8   Liability of Indemnitees...........................................................................70
SECTION 7.9   Resolution of Conflicts of Interest................................................................71
SECTION 7.10   Other Matters Concerning the General Partner......................................................73
SECTION 7.11   Purchase or Sale of Partnership Securities........................................................73
SECTION 7.12   Registration Rights of the General Partner and its Affiliates.....................................73
SECTION 7.13   Reliance by Third Parties.........................................................................76

                                  ARTICLE VIII
                     BOOKS, RECORDS, ACCOUNTING AND REPORTS

SECTION 8.1   Records and Accounting.............................................................................76
SECTION 8.2   Fiscal Year........................................................................................77
SECTION 8.3   Reports............................................................................................77

                                   ARTICLE IX
                                   TAX MATTERS

SECTION 9.1   Tax Returns and Information........................................................................77
SECTION 9.2   Tax Elections......................................................................................77
SECTION 9.3   Tax Controversies..................................................................................78
SECTION 9.4   Withholding........................................................................................78

                                    ARTICLE X
                              ADMISSION OF PARTNERS

SECTION 10.1   Admission of Initial Limited Partners.............................................................79
SECTION 10.2   Admission of Substituted Limited Partner..........................................................79
SECTION 10.3   Admission of Successor General Partner............................................................80
SECTION 10.4   Admission of Additional Limited Partners..........................................................80
SECTION 10.5   Amendment of Agreement and Certificate of Limited Partnership.....................................80

                                   ARTICLE XI
                        WITHDRAWAL OR REMOVAL OF PARTNERS

SECTION 11.1   Withdrawal of the General Partner.................................................................81
SECTION 11.2   Removal of the General Partner....................................................................83
SECTION 11.3   Interest of Departing Partner and Successor General Partner.......................................83
SECTION 11.4   Termination of Subordination Period, Conversion of
                    Subordinated Units and Extinguishment of Cumulative
                    Common Unit Arrearages.......................................................................85
SECTION 11.5   Withdrawal of Limited Partners....................................................................85

                                   ARTICLE XII
                           DISSOLUTION AND LIQUIDATION
SECTION 12.1   Dissolution.......................................................................................85
SECTION 12.2   Continuation of the Business of the Partnership After Dissolution.................................86
SECTION 12.3   Liquidator........................................................................................86
SECTION 12.4   Liquidation.......................................................................................87
SECTION 12.5   Cancellation of Certificate of Limited Partnership................................................88
SECTION 12.6   Return of Contributions...........................................................................88
SECTION 12.7   Waiver of Partition...............................................................................88
SECTION 12.8   Capital Account Restoration.......................................................................88

                                  ARTICLE XIII
            AMENDMENT OF PARTNERSHIP AGREEMENT; MEETINGS; RECORD DATE

SECTION 13.1   Amendment to be Adopted Solely by the General Partner.............................................89
SECTION 13.2   Amendment Procedures..............................................................................90
SECTION 13.3   Amendment Requirements............................................................................91
SECTION 13.4   Special Meetings..................................................................................91
SECTION 13.5   Notice of a Meeting...............................................................................92
SECTION 13.6   Record Date.......................................................................................92
SECTION 13.7   Adjournment.......................................................................................92
SECTION 13.8   Waiver of Notice; Approval of Meeting; Approval of Minutes........................................93
SECTION 13.9   Quorum............................................................................................93
SECTION 13.10   Conduct of a Meeting.............................................................................94
SECTION 13.11   Action Without a Meeting.........................................................................94
SECTION 13.12   Voting and Other Rights..........................................................................95

                                   ARTICLE XIV
                                     MERGER

SECTION 14.1   Authority.........................................................................................95
SECTION 14.2   Procedure for Merger or Consolidation.............................................................95
SECTION 14.3   Approval by Limited Partners of Merger or Consolidation...........................................96
SECTION 14.4   Certificate of Merger.............................................................................97
SECTION 14.5   Effect of Merger..................................................................................97

                                   ARTICLE XV
                   RIGHT TO ACQUIRE LIMITED PARTNER INTERESTS

SECTION 15.1   Right to Acquire Limited Partner Interests........................................................98

                                   ARTICLE XVI
                               GENERAL PROVISIONS
SECTION 16.1   Addresses and Notices............................................................................100
SECTION 16.2   Further Action...................................................................................101
SECTION 16.3   Binding Effect...................................................................................101
SECTION 16.4   Integration......................................................................................101
SECTION 16.5   Creditors........................................................................................101
SECTION 16.6   Waiver...........................................................................................101
SECTION 16.7   Counterparts.....................................................................................101
SECTION 16.8   Applicable Law...................................................................................102
SECTION 16.9   Invalidity of Provisions.........................................................................102
SECTION 16.10   Consent of Partners.............................................................................102

          SECOND AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP
                                       OF
                            SHAMROCK LOGISTICS, L.P.

         THIS AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF SHAMROCK LOGISTICS, L.P. dated as of ______________, 2000, is entered into by and among Shamrock General Partner, L.P., a Delaware limited partnership, as the General Partner, and Todd Walker, as the Organizational Limited Partner, together with any other Persons who become Partners in the Partnership or parties hereto as provided herein. In consideration of the covenants, conditions and agreements contained herein, the parties hereto hereby agree as follows:

                                    ARTICLE I
                                   DEFINITIONS

SECTION 1.1   Definitions.

         The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.

                  "Acquisition" means any transaction in which any Group Member acquires (through an asset acquisition, merger, stock acquisition or other form of investment) control over all or a portion of the assets, properties or business of another Person for the purpose of increasing, over the long term, the operating capacity of the Partnership Group from the operating capacity of the Partnership Group existing immediately prior to such transaction.

                  "Additional Book Basis" means the portion of any remaining Carrying Value of an Adjusted Property that is attributable to positive adjustments made to such Carrying Value as a result of Book-Up Events. For purposes of determining the extent that Carrying Value constitutes Additional Book Basis:

                           (i) Any negative adjustment made to the Carrying
                  Value of an Adjusted Property as a result of either a Book-Down Event or a Book-Up Event shall first be deemed to offset or decrease that portion of the Carrying Value of such Adjusted Property that is attributable to any prior positive adjustments made thereto pursuant to a Book-Up Event or Book-Down Event.

                           (ii) If Carrying Value that constitutes Additional
                  Book Basis is reduced as a result of a Book-Down Event and the Carrying Value of other property is increased as a result of such Book-Down Event, an allocable portion of any such increase in Carrying Value shall be treated as Additional Book Basis; provided that the amount treated as Additional Book Basis pursuant hereto as a result of such Book-Down Event shall not exceed the amount by which the Aggregate

                  Remaining Net Positive Adjustments after such Book-Down Event exceeds the remaining Additional Book Basis attributable to all of the Partnership's Adjusted Property after such Book-Down Event (determined without regard to the application of this clause (ii) to such Book-Down Event).

                  "Additional Book Basis Derivative Items" means any Book Basis Derivative Items that are computed with reference to Additional Book Basis. To the extent that the Additional Book Basis attributable to all of the Partnership's Adjusted Property as of the beginning of any taxable period exceeds the Aggregate Remaining Net Positive Adjustments as of the beginning of such period (the "Excess Additional Book Basis"), the Additional Book Basis Derivative Items for such period shall be reduced by the amount that bears the same ratio to the amount of Additional Book Basis Derivative Items determined without regard to this sentence as the Excess Additional Book Basis bears to the Additional Book Basis as of the beginning of such period.

                  "Additional Limited Partner" means a Person admitted to the Partnership as a Limited Partner pursuant to Section 10.4 and who is shown as such on the books and records of the Partnership.

                  "Adjusted Capital Account" means the Capital Account maintained for each Partner as of the end of each fiscal year of the Partnership, (a) increased by any amounts that such Partner is obligated to restore under the standards set by Treasury Regulation
         Section 1.704-1(b)(2)(ii)(c) (or is deemed obligated to restore under Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5)) and (b) decreased by (i) the amount of all losses and deductions that, as of the end of such fiscal year, are reasonably expected to be allocated to such Partner in subsequent years under Sections 704(e)(2) and 706(d) of the Code and Treasury Regulation Section 1.751-1(b)(2)(ii), and (ii) the amount of all distributions that, as of the end of such fiscal year, are reasonably expected to be made to such Partner in subsequent years in accordance with the terms of this Agreement or otherwise to the extent they exceed offsetting increases to such Partner's Capital Account that are reasonably expected to occur during (or prior to) the year in which such distributions are reasonably expected to be made (other than increases as a result of a minimum gain chargeback pursuant to Section 6.1(d)(i) or 6.1(d)(ii)). The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith. The "Adjusted Capital Account" of a Partner in respect of a General Partner Interest, a Common Unit, a Subordinated Unit or an Incentive Distribution Right or any other specified interest in the Partnership shall be the amount which such Adjusted Capital Account would be if such General Partner Interest, Common Unit, Subordinated Unit, Incentive Distribution Right or other interest in the Partnership were the only interest in the Partnership held by a Partner from and after the date on which such General Partner Interest, Common Unit, Subordinated Unit, Incentive Distribution Right or other interest was first issued.

                  "Adjusted Operating Surplus" means, with respect to any period, Operating Surplus generated during such period (a) less (i) any net increase in Working Capital Borrowings during such period and (ii) any net reduction in cash reserves for Operating Expenditures during such period not relating to an Operating Expenditure made during such period, and (b) plus (i) any net decrease in Working Capital Borrowings during such period and (ii) any net increase in cash reserves for Operating Expenditures during such period required by any debt instrument for the repayment of principal, interest or premium. Adjusted Operating Surplus does not include that portion of Operating Surplus included in clause (a)(i) of the definition of Operating Surplus.

                  "Adjusted Property" means any property the Carrying Value of which has been adjusted pursuant to Section 5.5(d)(i) or 5.5(d)(ii).

                  "Affiliate" means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, the Person in question. As used herein, the term "control" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

                  "Aggregate Remaining Net Positive Adjustments" means, as of the end of any taxable period, the sum of the Remaining Net Positive Adjustments of all the Partners.

                  "Agreed Allocation" means any allocation, other than a Required Allocation, of an item of income, gain, loss or deduction pursuant to the provisions of Section 6.1, including, without limitation, a Curative Allocation (if appropriate to the context in which the term "Agreed Allocation" is used).

                  "Agreed Value" of any Contributed Property means the fair market value of such property or other consideration at the time of contribution as determined by the General Partner using such reasonable method of valuation as it may adopt. The General Partner shall, in its discretion, use such method as it deems reasonable and appropriate to allocate the aggregate Agreed Value of Contributed Properties contributed to the Partnership in a single or integrated transaction among each separate property on a basis proportional to the fair market value of each Contributed Property.

                  "Agreement" means this Amended and Restated Agreement of Limited Partnership of Shamrock Logistics, L.P., as it may be amended, supplemented or restated from time to time.

                  "Assignee" means a Non-citizen Assignee or a Person to whom one or more Limited Partner Interests have been transferred in a manner permitted under this

         Agreement and who has executed and delivered a Transfer Application as required by this Agreement, but who has not been admitted as a Substituted Limited Partner.

                  "Associate" means, when used to indicate a relationship with any Person, (a) any corporation or organization of which such Person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting stock or other voting interest;
         (b) any trust or other estate in which such Person has at least a 20% beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity; and (c) any relative or spouse of such Person, or any relative of such spouse, who has the same principal residence as such Person.

                  "Available Cash" means, with respect to any Quarter ending prior to the Liquidation Date, and without duplication:

                  (a) the sum of (i) all cash and cash equivalents of the Partnership Group on hand at the end of such Quarter, and (ii) all additional cash and cash equivalents of the Partnership Group on hand on the date of determination of Available Cash with respect to such Quarter resulting from Working Capital Borrowings made subsequent to the end of such Quarter, less

                  (b) the amount of any cash reserves that are necessary or appropriate in the reasonable discretion of the General Partner to (i) provide for the proper conduct of the business of the Partnership Group (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership Group) subsequent to such Quarter, (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any Group Member is a party or by which it is bound or its assets are subject or (iii) provide funds for distributions under Section 6.4 or 6.5 in respect of any one or more of the next four Quarters; provided, however, that the General Partner may not establish cash reserves pursuant to (iii) above if the effect of such reserves would be that the Partnership is unable to distribute the Minimum Quarterly Distribution on all Common Units, plus any Cumulative Common Unit Arrearage on all Common Units, with respect to such Quarter; and, provided further, that disbursements made by a Group Member or cash reserves established, increased or reduced after the end of such Quarter but on or before the date of determination of Available Cash with respect to such Quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining Available Cash, within such Quarter if the General Partner so determines.

                  Notwithstanding the foregoing, "Available Cash" with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.

                  "Book Basis Derivative Items" means any item of income, deduction, gain or loss included in the determination of Net Income or Net Loss that is computed with reference to the Carrying Value of an Adjusted Property (e.g., depreciation, depletion, or gain or loss with respect to an Adjusted Property).

                  "Book-Down Event" means an event which triggers a negative adjustment to the Capital Accounts of the Partners pursuant to Section 5.5(d).

                  "Book-Tax Disparity" means with respect to any item of Contributed Property or Adjusted Property, as of the date of any determination, the difference between the Carrying Value of such Contributed Property or Adjusted Property and the adjusted basis thereof for federal income tax purposes as of such date. A Partner's share of the Partnership's Book-Tax Disparities in all of its Contributed Property and Adjusted Property will be reflected by the difference between such Partner's Capital Account balance as maintained pursuant to Section 5.5 and the hypothetical balance of such Partner's Capital Account computed as if it had been maintained strictly in accordance with federal income tax accounting principles.

                  "Book-Up Event" means an event which triggers a positive adjustment to the Capital Accounts of the Partners pursuant to Section 5.5(d).

                  "Business Day" means Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America or the states of New York or Texas shall not be regarded as a Business Day.

                  "Capital Account" means the capital account maintained for a Partner pursuant to Section 5.5. The "Capital Account" of a Partner in respect of a General Partner Interest, a Common Unit, a Subordinated Unit, an Incentive Distribution Right or any other Partnership Interest shall be the amount which such Capital Account would be if such General Partner Interest, Common Unit, Subordinated Unit, Incentive Distribution Right or other Partnership Interest were the only interest in the Partnership held by a Partner from and after the date on which such General Partner Interest, Common Unit, Subordinated Unit, Incentive Distribution Right or other Partnership Interest was first issued.

                  "Capital Contribution" means any cash, cash equivalents or the Net Agreed Value of Contributed Property that a Partner contributes to the Partnership pursuant to this Agreement or the Contribution and Conveyance Agreement.

                  "Capital Improvement" means any (a) addition or improvement to the capital assets owned by any Group Member or (b) acquisition of existing, or the construction of new, capital assets (including, without limitation, pipeline systems, terminalling and storage facilities and related assets), in each case made to increase the operating capacity or revenues of the Partnership Group from the operating capacity or revenues of the

         Partnership Group existing immediately prior to such addition, improvement, acquisition or construction.

                  "Capital Surplus" has the meaning assigned to such term in
         Section 6.3(a).

                  "Carrying Value" means (a) with respect to a Contributed Property, the Agreed Value of such property reduced (but not below zero) by all depreciation, amortization and cost recovery deductions charged to the Partners' and Assignees' Capital Accounts in respect of such Contributed Property, and (b) with respect to any other Partnership property, the adjusted basis of such property for federal income tax purposes, all as of the time of determination. The Carrying Value of any property shall be adjusted from time to time in accordance with Sections 5.5(d)(i) and 5.5(d)(ii) and to reflect changes, additions or other adjustments to the Carrying Value for dispositions and acquisitions of Partnership properties, as deemed appropriate by the General Partner.

                  "Cause" means a court of competent jurisdiction has entered a final, non-appealable judgment finding the General Partner liable for actual fraud, gross negligence or willful or wanton misconduct in its capacity as general partner of the Partnership.

                  "Certificate" means a certificate (i) substantially in the form of Exhibit A to this Agreement, (ii) issued in global form in accordance with the rules and regulations of the Depositary or (iii) in such other form as may be adopted by the General Partner in its discretion, issued by the Partnership evidencing ownership of one or more Common Units or a certificate, in such form as may be adopted by the General Partner in its discretion, issued by the Partnership evidencing ownership of one or more other Partnership Securities.

                  "Certificate of Limited Partnership" means the Certificate of Limited Partnership of the Partnership filed with the Secretary of State of the State of Delaware as referenced in Section 2.1, as such Certificate of Limited Partnership may be amended, supplemented or restated from time to time.

                  "Citizenship Certification" means a properly completed certificate in such form as may be specified by the General Partner by which an Assignee or a Limited Partner certifies that he (and if he is a nominee holding for the account of another Person, that to the best of his knowledge such other Person) is an Eligible Citizen.

                  "Claim" has the meaning assigned to such term in Section 7.12(c).

                  "Closing Date" means the first date on which Common Units are sold by the Partnership to the Underwriters pursuant to the provisions of the Underwriting Agreement.

                  "Closing Price" has the meaning assigned to such term in
         Section 15.1(a).

                  "Code" means the Internal Revenue Code of 1986, as amended and in effect from time to time. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of successor law.

                  "Combined Interest" has the meaning assigned to such term in
         Section 11.3(a).

                  "Commission" means the United States Securities and Exchange Commission.

                  "Common Unit" means a Partnership Security representing a fractional part of the Partnership Interests of all Limited Partners and Assignees and of the General Partner (exclusive of its interest as a holder of the General Partner Interest and Incentive Distribution Rights) and having the rights and obligations specified with respect to Common Units in this Agreement. The term "Common Unit" does not refer to a Subordinated Unit prior to its conversion into a Common Unit pursuant to the terms hereof.

                  "Common Unit Arrearage" means, with respect to any Common Unit, whenever issued, as to any Quarter within the Subordination Period, the excess, if any, of (a) the Minimum Quarterly Distribution with respect to a Common Unit in respect of such Quarter over (b) the sum of all Available Cash distributed with respect to a Common Unit in respect of such Quarter pursuant to Section 6.4(a).

                  "Conflicts Committee" means a committee of the Board of Directors of the General Partner composed entirely of two or more directors who are neither security holders, officers nor employees of the General Partner nor officers, directors or employees of any Affiliate of the General Partner.

                  "Contributed Property" means each property or other asset, in such form as may be permitted by the Delaware Act, but excluding cash, contributed to the Partnership (or deemed contributed to a new partnership on termination of the Partnership pursuant to Section 708 of the Code). Once the Carrying Value of a Contributed Property is adjusted pursuant to Section 5.5(d), such property shall no longer constitute a Contributed Property, but shall be deemed an Adjusted Property.

                  "Contribution Agreement" means that certain Contribution and Assumption Agreement, dated as of the Closing Date, among the General Partner, the Partnership, the Operating Partnership and certain other parties, together with the additional conveyance documents and instruments contemplated or referenced thereunder.

                  "Cumulative Common Unit Arrearage" means, with respect to any Common Unit, whenever issued, and as of the end of any Quarter, the excess, if any, of (a) the sum resulting from adding together the Common Unit Arrearage as to an Initial Common Unit for each of the Quarters within the Subordination Period ending on or before the last day of such Quarter over (b) the sum of any distributions theretofore made pursuant to Section 6.4(a)(ii) and the second sentence of Section 6.5 with respect to an Initial Common Unit (including any distributions to be made in respect of the last of such Quarters).

                  "Curative Allocation" means any allocation of an item of income, gain, deduction, loss or credit pursuant to the provisions of
         Section 6.1(d)(xi).

                  "Current Market Price" has the meaning assigned to such term in Section 15.1(a).

                  "Delaware Act" means the Delaware Revised Uniform Limited Partnership Act, 6 Del C. Sections 17-101, et seq., as amended, supplemented or restated from time to time, and any successor to such statute.

                  "Departing Partner" means a former General Partner from and after the effective date of any withdrawal or removal of such former General Partner pursuant to Section 11.1 or 11.2.

                  "Depositary" means, with respect to any Units issued in global form, The Depository Trust Company and its successors and permitted assigns.

                  "Economic Risk of Loss" has the meaning set forth in Treasury Regulation Section 1.752-2(a).

                  "Eligible Citizen" means a Person qualified to own interests in real property in jurisdictions in which any Group Member does business or proposes to do business from time to time, and whose status as a Limited Partner or Assignee does not or would not subject such Group Member to a significant risk of cancellation or forfeiture of any of its properties or any interest therein.

                  "Event of Withdrawal" has the meaning assigned to such term in
         Section 11.1(a).

                  "Expansion Capital Expenditures" means cash capital expenditures for Acquisitions or Capital Improvements. Expansion Capital Expenditures shall not include Maintenance Capital Expenditures.

                  "Final Subordinated Units" has the meaning assigned to such term in Section 6.1(d)(x).

                  "First Liquidation Target Amount" has the meaning assigned to such term in Section 6.1(c)(i)(D).

                  "First Target Distribution" means $0.66 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on [December 31], 2000, it means the product of $0.66 multiplied by a fraction of which the numerator is the number of days in such period, and of which the denominator is 91), subject to adjustment in accordance with Sections 6.6 and 6.9.

                  "General Partner" means Shamrock General Partner, L.P. and its successors and permitted assigns as general partner of the Partnership.

                  "General Partner Interest" means the ownership interest of the General Partner in the Partnership (in its capacity as a general partner without reference to any Limited Partner Interest held by it) which may be evidenced by Partnership Securities or a combination thereof or interest therein, and includes any and all benefits to which the General Partner is entitled as provided in this Agreement, together with all obligations of the General Partner to comply with the terms and provisions of this Agreement.

                  "Group" means a Person that with or through any of its Affiliates or Associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent given to such Person in response to a proxy or consent solicitation made to 10 or more Persons) or disposing of any Partnership Securities with any other Person that beneficially owns, or whose Affiliates or Associates beneficially own, directly or indirectly, Partnership Securities.

                  "Group Member" means a member of the Partnership Group.

                  "Holder" as used in Section 7.12, has the meaning assigned to such term in Section 7.12(a).

                  "Incentive Distribution Right" means a non-voting Limited Partner Interest issued to the General Partner in connection with the transfer of substantially all of its general partner interest in the Operating Partnership to the Partnership pursuant to Section 5.2, which Partnership Interest will confer upon the holder thereof only the rights and obligations specifically provided in this Agreement with respect to Incentive Distribution Rights (and no other rights otherwise available to or other obligations of a holder of a Partnership Interest). Notwithstanding anything in this Agreement to the contrary, the holder of an Incentive Distribution Right shall not be entitled to vote such Incentive Distribution Right on any Partnership matter except as may otherwise be required by law.

                  "Incentive Distributions" means any amount of cash distributed to the holders of the Incentive Distribution Rights pursuant to Sections 6.4(a)(iv), (v) and (vi) and 6.4(b)(ii), (iii) and (iv).

                  "Indemnified Persons" has the meaning assigned to such term in
         Section 7.12(c).

                  "Indemnitee" means (a) the General Partner, (b) any Departing Partner, (c) any Person who is or was an Affiliate of the General Partner or any Departing Partner, (d) any Person who is or was a member, partner, officer, director, employee, agent or trustee of any Group Member, the General Partner or any Departing Partner or any Affiliate of any Group Member, the General Partner or any Departing Partner, and (e) any Person who is or was serving at the request of the General Partner or any Departing Partner or any Affiliate of the General Partner or any Departing Partner as an officer, director, employee, member, partner, agent, fiduciary or trustee of another Person; provided, that a Person shall not be an Indemnitee by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodial services.

                  "Initial Common Units" means the Common Units sold in the Initial Offering.

                  "Initial Limited Partners" means the General Partner (with respect to the Common Units, Subordinated Units and the Incentive Distribution Rights received by it pursuant to Section 5.2) and the Underwriters, in each case upon being admitted to the Partnership in accordance with Section 10.1.

                  "Initial Offering" means the initial offering and sale of Common Units to the public, as described in the Registration Statement.

                  "Initial Unit Price" means (a) with respect to the Common Units and the Subordinated Units, the initial public offering price per Common Unit at which the Underwriters offered the Common Units to the public for sale as set forth on the cover page of the prospectus included as part of the Registration Statement and first issued at or after the time the Registration Statement first became effective or (b) with respect to any other class or series of Units, the price per Unit at which such class or series of Units is initially sold by the Partnership, as determined by the General Partner, in each case adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of Units.

                  "Interim Capital Transactions" means the following transactions if they occur prior to the Liquidation Date: (a) borrowings, refinancings or refundings of indebtedness and sales of debt securities (other than Working Capital Borrowings and other than for items purchased on open account in the ordinary course of business) by any Group Member; (b) sales of equity interests by any Group Member (other than the Common Units sold to the Underwriters pursuant to the exercise of their over-allotment option);

         and (c) sales or other voluntary or involuntary dispositions of any assets of any Group Member other than (i) sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business, and (ii) sales or other dispositions of assets as part of normal retirements or replacements.

                  "Issue Price" means the price at which a Unit is purchased from the Partnership, after taking into account any sales commission or underwriting discount charged to the Partnership.

                  "Limited Partner" means, unless the context otherwise requires, (a) the Organizational Limited Partner prior to its withdrawal from the Partnership, each Initial Limited Partner, each Substituted Limited Partner, each Additional Limited Partner and any Partner upon the change of its status from General Partner to Limited Partner pursuant to Section 11.3 or (b) solely for purposes of Articles V, VI, VII and IX and Sections 12.3 and 12.4, each Assignee; provided, however, that when the term "Limited Partner" is used herein in the context of any vote or other approval, including without limitation Articles XIII and XIV, such term shall not, solely for such purpose, include any holder of an Incentive Distribution Right except as may otherwise be required by law.

                  "Limited Partner Interest" means the ownership interest of a Limited Partner or Assignee in the Partnership, which may be evidenced by Common Units, Subordinated Units, Incentive Distribution Rights or other Partnership Securities or a combination thereof or interest therein, and includes any and all benefits to which such Limited Partner or Assignee is entitled as provided in this Agreement, together with all obligations of such Limited Partner or Assignee to comply with the terms and provisions of this Agreement; provided, however, that when the term "Limited Partner Interest" is used herein in the context of any vote or other approval, including without limitation Articles XIII and XIV, such term shall not, solely for such purpose, include any holder of an Incentive Distribution Right except as may otherwise be required by law.

                  "Liquidation Date" means (a) in the case of an event giving rise to the dissolution of the Partnership of the type described in clauses (a) and (b) of the first sentence of Section 12.2, the date on which the applicable time period during which the holders of Outstanding Units have the right to elect to reconstitute the Partnership and continue its business has expired without such an election being made, and (b) in the case of any other event giving rise to the dissolution of the Partnership, the date on which such event occurs.

                  "Liquidator" means one or more Persons selected by the General Partner to perform the functions described in Section 12.3 as liquidating trustee of the Partnership within the meaning of the Delaware Act.


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                  "Maintenance Capital Expenditures" means cash capital
         expenditures (including expenditures for the addition or improvement to the capital assets owned by any Group Member or for the acquisition of existing, or the construction of new, capital assets (including, without limitation, pipelines, terminalling and storage facilities and related assets) if such expenditure is made to maintain over the long term the operating capacity of the capital assets of the Partnership Group, as such assets existed at the time of such expenditures. Maintenance Capital Expenditures shall not include Expansion Capital Expenditures.

                  "Merger Agreement" has the meaning assigned to such term in
         Section 14.1.

                  "Minimum Quarterly Distribution" means $0.60 per Unit per Quarter (or with respect to the period commencing on the Closing Date and ending on March 31, 1999, it means the product of $0.60 multiplied by a fraction of which the numerator is the number of days in such period and of which the denominator is 91), subject to adjustment in accordance with Sections 6.6 and 6.9.

                  "National Securities Exchange" means an exchange registered with the Commission under Section 6(a) of the Securities Exchange Act of 1934, as amended, supplemented or restated from time to time, and any successor to such statute, or the Nasdaq Stock Market or any successor thereto.

                  "Net Agreed Value" means, (a) in the case of any Contributed Property, the Agreed Value of such property reduced by any liabilities either assumed by the Partnership upon such contribution or to which such property is subject when contributed, and (b) in the case of any property distributed to a Partner or Assignee by the Partnership, the Partnership's Carrying Value of such property (as adjusted pursuant to Section 5.5(d)(ii)) at the time such property is distributed, reduced by any indebtedness either assumed by such Partner or Assignee upon such distribution or to which such property is subject at the time of distribution, in either case, as determined under Section 752 of the Code.

                  "Net Income" means, for any taxable year, the excess, if any, of the Partnership's items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year over the Partnership's items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year. The items included in the calculation of Net Income shall be determined in accordance with Section 5.5(b) and shall not include any items specially allocated under Section 6.1(d); provided that the determination of the items that have been specially allocated under
         Section 6.1(d) shall be made as if Section 6.1(d)(xii) were not in this Agreement.


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                  "Net Loss" means, for any taxable year, the excess, if any, of the Partnership's items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year over the Partnership's items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year. The items included in the calculation of Net Loss shall be determined in accordance with Section 5.5(b) and shall not include any items specially allocated under Section 6.1(d); provided that the determination of the items that have been specially allocated under
         Section 6.1(d) shall be made as if Section 6.1(d)(xii) were not in this Agreement.

                  "Net Positive Adjustments" means, with respect to any Partner, the excess, if any, of the total positive adjustments over the total negative adjustments made to the Capital Account of such Partner pursuant to Book-Up Events and Book-Down Events.

                  "Net Termination Gain" means, for any taxable year, the sum, if positive, of all items of income, gain, loss or deduction recognized by the Partnership after the Liquidation Date. The items included in the determination of Net Termination Gain shall be determined in accordance with Section 5.5(b) and shall not include any items of income, gain or loss specially allocated under Section 6.1(d).

                  "Net Termination Loss" means, for any taxable year, the sum, if negative, of all items of income, gain, loss or deduction recognized by the Partnership after the Liquidation Date. The items included in the determination of Net Termination Loss shall be determined in accordance with Section 5.5(b) and shall not include any items of income, gain or loss specially allocated under Section 6.1(d).

                  "Non-citizen Assignee" means a Person whom the General Partner has determined in its discretion does not constitute an Eligible Citizen and as to whose Partnership Interest the General Partner has become the Substituted Limited Partner, pursuant to Section 4.9.

                  "Nonrecourse Built-in Gain" means with respect to any Contributed Properties or Adjusted Properties that are subject to a mortgage or pledge securing a Nonrecourse Liability, the amount of any taxable gain that would be allocated to the Partners pursuant to Sections 6.2(b)(i)(A), 6.2(b)(ii)(A) and 6.2(b)(iii) if such properties were disposed of in a taxable transaction in full satisfaction of such liabilities and for no other consideration.

                  "Nonrecourse Deductions" means any and all items of loss, deduction or expenditures (including, without limitation, any expenditures described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(b), are attributable to a Nonrecourse Liability.


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                  "Nonrecourse Liability" has the meaning set forth in Treasury
         Regulation Section 1.752-1(a)(2).

                  "Notice of Election to Purchase" has the meaning assigned to such term in Section 15.1(b).

                  "Omnibus Agreement" means that Omnibus Agreement, dated as of the Closing Date, among Ultramar Diamond Shamrock, Inc., the General Partner, the Partnership and the Operating Partnership.

                  "Operating Expenditures" means all Partnership Group expenditures, including, but not limited to, taxes, reimbursements of the General Partner, repayment of Working Capital Borrowings, debt service payments, and capital expenditures, subject to the following:

                  (a) Payments (including prepayments) of principal and premium on indebtedness other than Working Capital Borrowings shall not constitute Operating Expenditures; and

                  (b) Operating Expenditures shall not include Expansion Capital Expenditures but shall include Maintenance Capital Expenditures (where capital expenditures are made in part for Expansion Capital Expenditures and in part for other purposes, the General Partner's good faith allocation between the amounts paid for each shall be conclusive); and

                  (c) Operating Expenditures shall not include (i) payment of transaction expenses relating to Interim Capital Transactions, (ii) distributions to Partners and (iii) repurchases of publicly-traded Common Units by the Partnership pursuant to a publicly- announced repurchase program.

                  "Operating Partnership" means Shamrock Logistics Operations, L.P., a Delaware limited partnership and any successors thereto.

                  "Operating Partnership Agreement" means the Amended and Restated Agreement of Limited Partnership of the Operating Partnership, as it may be amended, supplemented or restated from time to time.

                  "Operating Surplus" means, with respect to any period ending prior to the Liquidation Date, on a cumulative basis and without duplication,

                  (a) the sum of (i) $10 million plus all cash and cash equivalents of the Partnership Group on hand as of the close of business on the Closing Date, (ii) all cash receipts of the Partnership Group for the period beginning on the Closing Date and ending with the last day of such period, other than cash receipts from Interim Capital Transactions (except to the extent specified in Section 6.5) and (iii) all cash receipts of the Partnership Group after the end of such period but on or before the date of determination of Operating Surplus with respect to such period resulting from Working Capital Borrowings, less

                  (b) the sum of (i) Operating Expenditures for the period beginning on the Closing Date and ending with the last day of such period and (ii) the amount of cash reserves that is necessary or advisable in the reasonable discretion of the General Partner to provide funds for future Operating Expenditures; provided, however, that disbursements made (including contributions to a Group Member or disbursements on behalf of a Group Member) or cash reserves established, increased or reduced after the end of such period but on or before the date of determination of Available Cash with respect to such period shall be deemed to have been made, established, increased or reduced, for purposes of determining Operating Surplus, within such period if the General Partner so determines.

                  Notwithstanding the foregoing, "Operating Surplus" with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.

                  "Opinion of Counsel" means a written opinion of counsel (who may be regular counsel to the Partnership or the General Partner or any of its Affiliates) acceptable to the General Partner in its reasonable discretion.

                  "Organizational Limited Partner" means Todd Walker in his capacity as the organizational limited partner of the Partnership pursuant to this Agreement.

                  "Outstanding" means, with respect to Partnership Securities, all Partnership Securities that are issued by the Partnership and reflected as outstanding on the Partnership's books and records as of the date of determination; provided, however, that if at any time any Person or Group (other than the General Partner or its Affiliates) beneficially owns 15% or more of any Outstanding Partnership Securities of any class then Outstanding, all Partnership Securities owned by such Person or Group shall not be voted on any matter and shall not be considered to be Outstanding when sending notices of a meeting of Limited Partners to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under this Agreement, except that Common Units so owned shall be considered to be Outstanding for purposes of
         Section 11.1(b)(iv) (such Common Units shall not, however, be treated as a separate class of Partnership Securities for purposes of this Agreement); provided, further, that the foregoing limitation shall not apply (i) to any Person or Group who acquired 15% or more of any Outstanding Partnership Securities of any class then Outstanding directly from the General Partner or its Affiliates or (ii) to any Person or Group who acquired 15% or more of any Outstanding Partnership Securities of any class then Outstanding directly or indirectly from a Person or Group described in clause (i) provided that the General Partner shall have notified such Person or Group in writing that such limitation shall not apply.

                  "Over-Allotment Option" means the over-allotment option granted to the Underwriters by the Partnership pursuant to the Underwriting Agreement.

                  "Parity Units" means Common Units and all other Units of any other class or series that have the right to participate (i) in distributions of Available Cash from Operating Surplus pursuant to each of sub-clauses (a)(i) and (a)(ii) of Section 6.4 in the same order of priority and pro rata with respect to the participation of Common Units in such distributions or (ii) to participate in allocations of Net Termination Gain pursuant to Section 6.1(c)(i)(B) in the same order of priority and pro rata with the Common Units. Units whose participation in such (i) distributions of Available Cash from Operating Surplus and
         (ii) allocations of Net Termination Gain are subordinate in order of priority to such distributions and allocations on Common Units shall not constitute Parity Units even if such Units are convertible under certain circumstances into Common Units or Parity Units.

                  "Partner Nonrecourse Debt" has the meaning set forth in Treasury Regulation Section 1.704-2(b)(4).

                  "Partner Nonrecourse Debt Minimum Gain" has the meaning set forth in Treasury Regulation Section 1.704-2(i)(2).

                  "Partner Nonrecourse Deductions" means any and all items of loss, deduction or expenditure (including, without limitation, any expenditure described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(i), are attributable to a Partner Nonrecourse Debt.

                  "Partners" means the General Partner and the Limited Partners.

                  "Partnership" means Shamrock Logistics, L.P., a Delaware limited partnership, and any successors thereto.

                  "Partnership Group" means the Partnership, the Operating Partnership and any Subsidiary of any such entity, treated as a single consolidated entity.

                  "Partnership Interest" means an interest in the Partnership, which shall include the General Partner Interest and Limited Partner Interests.

                  "Partnership Minimum Gain" means that amount determined in accordance with the principles of Treasury Regulation Section 1.704-2(d).

                  "Partnership Security" means any class or series of equity interest in the Partnership (but excluding any options, rights, warrants and appreciation rights relating to an equity interest in the Partnership), including without limitation, Common Units, Subordinated Units and Incentive Distribution Rights.

                  "Percentage Interest" means as of any date of determination
         (a) as to the General Partner (with respect to its General Partner Interest), an aggregate 1.0%, (b) as to any Unitholder or Assignee holding Units, the product obtained by multiplying (i) 99% less the percentage applicable to paragraph (c) by (ii) the quotient obtained by dividing (A) the number of Units held by such Unitholder or Assignee by
         (B) the total number of all Outstanding Units, and (c) as to the holders of additional Partnership Securities issued by the Partnership in accordance with Section 5.6, the percentage established as a part of such issuance. The Percentage Interest with respect to an Incentive Distribution Right shall at all times be zero.

                  "Person" means an individual or a corporation, limited liability company, partnership, joint venture, trust, unincorporated organization, association, government agency or political subdivision thereof or other entity.

                  "Per Unit Capital Amount" means, as of any date of determination, the Capital Account, stated on a per Unit basis, underlying any Unit held by a Person other than the General Partner or any Affiliate of the General Partner who holds Units.

                  "Pro Rata" means (a) when modifying Units or any class thereof, apportioned equally among all designated Units in accordance with their relative Percentage Interests, (b) when modifying Partners and Assignees, apportioned among all Partners and Assignees in accordance with their relative Percentage Interests and (c) when modifying holders of Incentive Distribution Rights, apportioned equally among all holders of Incentive Distribution Rights in accordance with the relative number of Incentive Distribution Rights held by each such holder.

                  "Purchase Date" means the date determined by the General Partner as the date for purchase of all Outstanding Units of a certain class (other than Units owned by the General Partner and its Affiliates) pursuant to Article XV.

                  "Quarter" means, unless the context requires otherwise, a fiscal quarter of the Partnership.

                  "Recapture Income" means any gain recognized by the Partnership (computed without regard to any adjustment required by Section 734 or Section 743 of the Code) upon the disposition of any property or asset of the Partnership, which gain is characterized as ordinary income because it represents the recapture of deductions previously taken with respect to such property or asset.

                  "Record Date" means the date established by the General Partner for determining (a) the identity of the Record Holders entitled to notice of, or to vote at, any meeting of Limited Partners or entitled to vote by ballot or give approval of Partnership action in writing without a meeting or entitled to exercise rights in respect of any lawful action of Limited Partners or (b) the identity of Record Holders entitled to receive any report or distribution or to participate in any offer.

                  "Record Holder" means the Person in whose name a Common Unit is registered on the books of the Transfer Agent as of the opening of business on a particular Business Day, or with respect to other Partnership Securities, the Person in whose name any such other Partnership Security is registered on the books which the General Partner has caused to be kept as of the opening of business on such Business Day.

                  "Redeemable Interests" means any Partnership Interests for which a redemption notice has been given, and has not been withdrawn, pursuant to Section 4.10.

                  "Registration Statement" means the Registration Statement on Form S-1 (Registration No. 333- ) as it has been or as it may be amended or supplemented from time to time, filed by the Partnership with the Commission under the Securities Act to register the offering and sale of the Common Units in the Initial Offering.

                  "Remaining Net Positive Adjustments" means as of the end of any taxable period, (i) with respect to the Unitholders holding Common Units or Subordinated Units, the excess of (a) the Net Positive Adjustments of the Unitholders holding Common Units or Subordinated Units as of the end of such period over (b) the sum of those Partners' Share of Additional Book Basis Derivative Items for each prior taxable period, (ii) with respect to the General Partner (as holder of the General Partner Interest), the excess of (a) the Net Positive Adjustments of the General Partner as of the end of such period over
         (b) the sum of the General Partner's Share of Additional Book Basis Derivative Items with respect to the General Partner Interest for each prior taxable period, and (iii) with respect to the holders of Incentive Distribution Rights, the excess of (a) the Net Positive Adjustments of the holders of Incentive Distribution Rights as of the end of such period over (b) the sum of the Share of Additional Book Basis Derivative Items of the holders of the Incentive Distribution Rights for each prior taxable period.

                  "Required Allocations" means (a) any limitation imposed on any allocation of Net Losses or Net Termination Losses under Section 6.1(b) or 6.1(c)(ii) and (b) any allocation of an item of income, gain, loss or deduction pursuant to Section 6.1(d)(i), 6.1(d)(ii), 6.1(d)(iv), 6.1(d)(vii) or 6.1(d)(ix).

                  "Residual Gain" or "Residual Loss" means any item of gain or loss, as the case may be, of the Partnership recognized for federal income tax purposes resulting from a sale, exchange or other disposition of a Contributed Property or Adjusted Property, to the extent such item of gain or loss is not allocated pursuant to Section 6.2(b)(i)(A) or 6.2(b)(ii)(A), respectively, to eliminate Book-Tax Disparities.

                  "Restricted Business" has the meaning assigned to such term in the Omnibus Agreement.

                  "Second Liquidation Target Amount" has the meaning assigned to such term in Section 6.1(c)(i)(E).

                  "Second Target Distribution" means $0.90 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on June 30, 2000, it means the product of $0.90 multiplied by a fraction of which the numerator is equal to the number of days in such period and of which the denominator is 91), subject to adjustment in accordance with Sections 6.6 and 6.9.

                  "Securities Act" means the Securities Act of 1933, as amended, supplemented or restated from time to time and any successor to such statute.

                  "Share of Additional Book Basis Derivative Items" means in connection with any allocation of Additional Book Basis Derivative Items for any taxable period, (i) with respect to the Unitholders holding Common Units or Subordinated Units, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Unitholders' Remaining Net Positive Adjustments as of the end of such period bears to the Aggregate Remaining Net Positive Adjustments as of that time, (ii) with respect to the General Partner (as holder of the General Partner Interest), the amount that bears the same ratio to such additional Book Basis Derivative Items as the General Partner's Remaining Net Positive Adjustments as of the end of such period bears to the Aggregate Remaining Net Positive Adjustment as of that time, and
         (iii) with respect to the Partners holding Incentive Distribution Rights, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Remaining Net Positive Adjustments of the Partners holding the Incentive Distribution Rights as of the end of such period bears to the Aggregate Remaining Net Positive Adjustments as of that time.

                  "Special Approval" means approval by a majority of the members of the Conflicts Committee.

                  "Subordinated Unit" means a Unit representing a fractional part of the Partnership Interests of all Limited Partners and Assignees (other than of holders of the Incentive Distribution Rights), (i) having the right to participate (a) in distributions of Available Cash from Operating Surplus pursuant to each of sub-clauses (a)(i) and
         (a)(ii) of Section 6.4 and (b) in allocations of Net Termination Gain pursuant to sub-clause (c)(i)(B) of Section 6.1 that are subordinate to the rights of the Common Units to participate therein and (ii) otherwise having the rights and obligations specified with respect to Subordinated Units in this Agreement. The term "Subordinated Unit" as used herein does not include a Common Unit. A Subordinated Unit that is convertible into a Common or Parity Unit shall not constitute a Common Unit or Parity Unit until such conversion occurs.

                  "Subordination Period" means the period commencing on the Closing Date and ending on the first to occur of the following dates:

                  (a) the first day of any Quarter beginning after December 31, 2005 in respect which (i) (A) distributions of Available Cash from Operating Surplus on each of the Outstanding Common Units and Subordinated Units with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all Outstanding Common Units and Subordinated Units during such periods and (B) the Adjusted Operating Surplus generated during each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units and Subordinated Units that were Outstanding during such periods on a fully diluted basis (i.e., taking into account for purposes of such determination all Outstanding Common Units, all Outstanding Subordinated Units, all Common Units and Subordinated Units issuable upon exercise of employee options that have, as of the date of determination, already vested or are scheduled to vest prior to the end of the Quarter immediately following the Quarter with respect to which such determination is made, and all Common Units and Subordinated Units that have as of the date of determination, been earned by but not yet issued to management of the Partnership in respect of incentive compensation), plus the related distribution on the General Partner Interest in the Partnership and on the general partner interest in the Operating Partnership, during such periods and (ii) there are no Cumulative Common Unit Arrearages; and

                  (b) the date on which the General Partner is removed as general partner of the Partnership upon the requisite vote by holders of Outstanding Units under circumstances where Cause does not exist and Units held by the General Partner and its Affiliates are not voted in favor of such removal.

                  "Subsidiary" means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof, (b) a partnership (whether general or limited) in which such Person or a Subsidiary of such Person is, at the date of determination, a general or limited partner of such partnership, but only if more than 50% of the partnership interests of such partnership (considering all of the partnership interests of the partnership as a single class) is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person, or a combination thereof, or (c) any other Person (other than a corporation or a partnership) in which such Person, one or more Subsidiaries of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) at least a majority ownership interest or (ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person.

                  "Substituted Limited Partner" means a Person who is admitted as a Limited Partner to the Partnership pursuant to Section 10.2 in place of and with all the rights of a Limited Partner and who is shown as a Limited Partner on the books and records of the Partnership.

                  "Surviving Business Entity" has the meaning assigned to such term in Section 14.2(b).

                  "Trading Day" has the meaning assigned to such term in Section 15.1(a).

                  "Transfer" has the meaning assigned to such term in Section 4.4(a).

                  "Transfer Agent" means such bank, trust company or other Person (including the General Partner or one of its Affiliates) as shall be appointed from time to time by the Partnership to act as registrar and transfer agent for the Common Units; provided that if no Transfer Agent is specifically designated for any other Partnership Securities, the General Partner shall act in such capacity.

                  "Transfer Application" means an application and agreement for transfer of Units in the form set forth on the back of a Certificate or in a form substantially to the same effect in a separate instrument.

                  "Underwriter" means each Person named as an underwriter in
         Schedule I to the Underwriting Agreement who purchases Common Units pursuant thereto.

                  "Underwriting Agreement" means the Underwriting Agreement dated __________, 2000 among the Underwriters, the Partnership and certain other parties, providing for the purchase of Common Units by such Underwriters.

                  "Unit" means a Partnership Security that is designated as a "Unit" and shall include Common Units and Subordinated Units, but shall not include (i) a General Partner Interest or (ii) Incentive Distribution Rights.

                  "Unitholders" means the holders of Common Units and Subordinated Units.


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                  "Unit Majority" means, during the Subordination Period, at least a majority of the Outstanding Common Units voting as a class and at least a majority of the Outstanding Subordinated Units voting as a class, and thereafter, at least a majority of the Outstanding Common Units.

                  "Unpaid MQD" has the meaning assigned to such term in Section 6.1(c)(i)(B).

                  "Unrealized Gain" attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of
         (a) the fair market value of such property as of such date (as determined under Section 5.5(d)) over (b) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.5(d) as of such date).

                  "Unrealized Loss" attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of
         (a) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.5(d) as of such date) over
         (b) the fair market value of such property as of such date (as determined under Section 5.5(d)).

                  "Unrecovered Capital" means at any time, with respect to a Unit, the Initial Unit Price less the sum of all distributions constituting Capital Surplus theretofore made in respect of an Initial Common Unit and any distributions of cash (or the Net Agreed Value of any distributions in kind) in connection with the dissolution and liquidation of the Partnership theretofore made in respect of an Initial Common Unit, adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of such Units.

                  "U.S. GAAP" means United States Generally Accepted Accounting Principles consistently applied.

                  "Withdrawal Opinion of Counsel" has the meaning assigned to such term in Section 11.1(b).

                  "Working Capital Borrowings" means borrowings used solely for working capital purposes or to pay distributions to partners made pursuant to a credit facility or other arrangement requiring all such borrowings thereunder to be reduced to a relatively small amount each year for an economically meaningful period of time.

SECTION 1.2   Construction.

         Unless the context requires otherwise: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (b) references to Articles and Sections


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refer to Articles and Sections of this Agreement; and (c) the term "include" or
"includes" means includes, without limitation, and "including" means including, without limitation.

                                   ARTICLE II
                                  ORGANIZATION

SECTION 2.1   Formation.

         The General Partner and the Organizational Limited Partner have previously formed the Partnership as a limited partnership pursuant to the provisions of the Delaware Act and hereby amend and restate the original Agreement of Limited Partnership of Shamrock Logistics, L.P. in its entirety. This amendment and restatement shall become effective on the date of this Agreement. Except as expressly provided to the contrary in this Agreement, the rights, duties (including fiduciary duties), liabilities and obligations of the Partners and the administration, dissolution and termination of the Partnership shall be governed by the Delaware Act. All Partnership Interests shall constitute personal property of the owner thereof for all purposes and a Partner has no interest in specific Partnership property.

SECTION 2.2   Name.

         The name of the Partnership shall be "Shamrock Logistics, L.P." The Partnership's business may be conducted under any other name or names deemed necessary or appropriate by the General Partner in its sole discretion, including the name of the General Partner. The words "Limited Partnership," "L.P.," "Ltd." or similar words or letters shall be included in the Partnership's name where necessary for the purpose of complying with the laws of any jurisdiction that so requires. The General Partner in its discretion may change the name of the Partnership at any time and from time to time and shall notify the Limited Partners of such change in the next regular communication to the Limited Partners.

SECTION 2.3 Registered Office; Registered Agent; Principal Office; Other
Offices.

         Unless and until changed by the General Partner, the registered office of the Partnership in the State of Delaware shall be located at [Corporation Trust Center, 1209 Orange Street], Wilmington, DE 19801, and the registered agent for service of process on the Partnership in the State of Delaware at such registered office shall be The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801. The principal office of the Partnership shall be located at 6000 North Loop 1604 West, San Antonio, Texas 78249 or such other place as the General Partner may from time to time designate by notice to the Limited Partners. The Partnership may maintain offices at such other place or places within or outside the State of Delaware as the General Partner deems necessary or appropriate. The address of the General Partner shall be 6000 North Loop 1604 West, San Antonio, Texas 78249 or such other place as the General Partner may from time to time designate by notice to the Limited Partners.


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SECTION 2.4   Purpose and Business.

         The purpose and nature of the business to be conducted by the Partnership shall be to (a) serve as a partner of the Operating Partnership and, in connection therewith, to exercise all the rights and powers conferred upon the Partnership as a partner of an Operating Partnership pursuant to the Operating Partnership Agreement for such Operating Partnership or otherwise, (b) engage directly in, or enter into or form any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that the Operating Partnership is permitted to engage in by the Operating Partnership Agreement and, in connection therewith, to exercise all of the rights and powers conferred upon the Partnership pursuant to the agreements relating to such business activity, (c) engage directly in, or enter into or form any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that is approved by the General Partner and which lawfully may be conducted by a limited partnership organized pursuant to the Delaware Act and, in connection therewith, to exercise all of the rights and powers conferred upon the Partnership pursuant to the agreements relating to such business activity; provided, however, that the General Partner reasonably determines, as of the date of the acquisition or commencement of such activity, that such activity (i) generates "qualifying income" (as such term is defined pursuant to Section 7704 of the Code) or (ii) enhances the operations of an activity of the Operating Partnership or a Partnership activity that generates qualifying income, and (d) do anything necessary or appropriate to the foregoing, including the making of capital contributions or loans to a Group Member. The General Partner has no obligation or duty to the Partnership, the Limited Partners, or the Assignees to propose or approve, and in its discretion may decline to propose or approve, the conduct by the Partnership of any business.

SECTION 2.5   Powers.

         The Partnership shall be empowered to do any and all acts and things necessary, appropriate, proper, advisable, incidental to or convenient for the furtherance and accomplishment of the purposes and business described in Section
2.4 and for the protection and benefit of the Partnership.

SECTION 2.6   Power of Attorney.

                  (a) Each Limited Partner and each Assignee hereby constitutes and appoints the General Partner and, if a Liquidator shall have been selected pursuant to Section 12.3, the Liquidator, (and any successor to the Liquidator by merger, transfer, assignment, election or otherwise) and each of their authorized officers and attorneys-in-fact, as the case may be, with full power of substitution, as his true and lawful agent and attorney-in-fact, with full power and authority in his name, place and stead, to:

                  (i) execute, swear to, acknowledge, deliver, file and record in the appropriate public offices (A) all certificates, documents and other instruments (including this


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
         Agreement and the Certificate of Limited Partnership and all amendments or restatements hereof or thereof) that the General Partner or the Liquidator deems necessary or appropriate to form, qualify or continue the existence or qualification of the Partnership as a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware and in all other jurisdictions in which the Partnership may conduct business or own property; (B) all certificates, documents and other instruments that the General Partner or the Liquidator deems necessary or appropriate to reflect, in accordance with its terms, any amendment, change, modification or restatement of this Agreement; (C) all certificates, documents and other instruments (including conveyances and a certificate of cancellation) that the General Partner or the Liquidator deems necessary or appropriate to reflect the dissolution and liquidation of the Partnership pursuant to the terms of this Agreement;
         (D) all certificates, documents and other instruments relating to the admission, withdrawal, removal or substitution of any Partner pursuant to, or other events described in, Article IV, X, XI or XII; (E) all certificates, documents and other instruments relating to the determination of the rights, preferences and privileges of any class or series of Partnership Securities issued pursuant to Section 5.6; and
         (F) all certificates, documents and other instruments (including agreements and a certificate of merger) relating to a merger or consolidation of the Partnership pursuant to Article XIV; and

                  (ii) execute, swear to, acknowledge, deliver, file and record all ballots, consents, approvals, waivers, certificates, documents and other instruments necessary or appropriate, in the discretion of the General Partner or the Liquidator, to make, evidence, give, confirm or ratify any vote, consent, approval, agreement or other action that is made or given by the Partners hereunder or is consistent with the terms of this Agreement or is necessary or appropriate, in the discretion of the General Partner or the Liquidator, to effectuate the terms or intent of this Agreement; provided, that when required by Section 13.3 or any other provision of this Agreement that establishes a percentage of the Limited Partners or of the Limited Partners of any class or series required to take any action, the General Partner and the Liquidator may exercise the power of attorney made in this Section 2.6(a)(ii) only after the necessary vote, consent or approval of the Limited Partners or of the Limited Partners of such class or series, as applicable.

         Nothing contained in this Section 2.6(a) shall be construed as authorizing the General Partner to amend this Agreement except in accordance with Article XIII or as may be otherwise expressly provided for in this Agreement.

         (b) The foregoing power of attorney is hereby declared to be irrevocable and a power coupled with an interest, and it shall survive and, to the maximum extent permitted by law, not be affected by the subsequent death, incompetency, disability, incapacity, dissolution, bankruptcy or termination of any Limited Partner or Assignee and the transfer of all or any portion of such Limited Partner's or Assignee's Partnership Interest and shall extend to such Limited Partner's or Assignee's heirs, successors, assigns and personal representatives. Each


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such Limited Partner or Assignee hereby agrees to be bound by any representation made by the General Partner or the Liquidator acting in good faith pursuant to such power of attorney; and each such Limited Partner or Assignee, to the maximum extent permitted by law, hereby waives any and all defenses that may be available to contest, negate or disaffirm the action of the General Partner or the Liquidator taken in good faith under such power of attorney. Each Limited Partner or Assignee shall execute and deliver to the General Partner or the Liquidator, within 15 days after receipt of the request therefor, such further designation, powers of attorney and other instruments as the General Partner or the Liquidator deems necessary to effectuate this Agreement and the purposes of the Partnership.

SECTION 2.7   Term.

         The term of the Partnership commenced upon the filing of the Certificate of Limited Partnership in accordance with the Delaware Act and shall have a perpetual existence unless dissolved in accordance with the provisions of
Article XII. The existence of the Partnership as a separate legal entity shall continue until the cancellation of the Certificate of Limited Partnership as provided in the Delaware Act.

SECTION 2.8   Title to Partnership Assets.

         Title to Partnership assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Partnership as an entity, and no Partner or Assignee, individually or collectively, shall have any ownership interest in such Partnership assets or any portion thereof. Title to any or all of the Partnership assets may be held in the name of the Partnership, the General Partner, one or more of its Affiliates or one or more nominees, as the General Partner may determine. The General Partner hereby declares and warrants that any Partnership assets for which record title is held in the name of the General Partner or one or more of its Affiliates or one or more nominees shall be held by the General Partner or such Affiliate or nominee for the use and benefit of the Partnership in accordance with the provisions of this Agreement; provided, however, that the General Partner shall use reasonable efforts to cause record title to such assets (other than those assets in respect of which the General Partner determines that the expense and difficulty of conveyancing makes transfer of record title to the Partnership impracticable) to be vested in the Partnership as soon as reasonably practicable; provided, further, that, prior to the withdrawal or removal of the General Partner or as soon thereafter as practicable, the General Partner shall use reasonable efforts to effect the transfer of record title to the Partnership and, prior to any such transfer, will provide for the use of such assets in a manner satisfactory to the General Partner. All Partnership assets shall be recorded as the property of the Partnership in its books and records, irrespective of the name in which record title to such Partnership assets is held.


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                                   ARTICLE III
                           RIGHTS OF LIMITED PARTNERS

SECTION 3.1   Limitation of Liability.

         The Limited Partners and the Assignees shall have no liability under this Agreement except as expressly provided in this Agreement or the Delaware Act.

SECTION 3.2   Management of Business.

         No Limited Partner or Assignee, in its capacity as such, shall participate in the operation, management or control (within the meaning of the Delaware Act) of the Partnership's business, transact any business in the Partnership's name or have the power to sign documents for or otherwise bind the Partnership. Any action taken by any Affiliate of the General Partner or any officer, director, employee, member, general partner, agent or trustee of the General Partner or any of its Affiliates, or any officer, director, employee, member, general partner, agent or trustee of a Group Member, in its capacity as such, shall not be deemed to be participation in the control of the business of the Partnership by a limited partner of the Partnership (within the meaning of Section 17-303(a) of the Delaware Act) and shall not affect, impair or eliminate the limitations on the liability of the Limited Partners or Assignees under this Agreement.

SECTION 3.3 Outside Activities of the Limited Partners.

         Subject to the provisions of Section 7.5 and the Omnibus Agreement, which shall continue to be applicable to the Persons referred to therein, regardless of whether such Persons shall also be Limited Partners or Assignees, any Limited Partner or Assignee shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Partnership, including business interests and activities in direct competition with the Partnership Group. Neither the Partnership nor any of the other Partners or Assignees shall have any rights by virtue of this Agreement in any business ventures of any Limited Partner or Assignee.

SECTION 3.4   Rights of Limited Partners.

                  (a) In addition to other rights provided by this Agreement or by applicable law, and except as limited by Section 3.4(b), each Limited Partner shall have the right, for a purpose reasonably related to such Limited Partner's interest as a limited partner in the Partnership, upon reasonable written demand and at such Limited Partner's own expense:

                  (i) to obtain true and full information regarding the status of the business and financial condition of the Partnership;


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                  (ii) promptly after becoming available, to obtain a copy of the Partnership's federal, state and local income tax returns for each year;

                  (iii) to have furnished to him a current list of the name and last known business, residence or mailing address of each Partner;

                  (iv) to have furnished to him a copy of this Agreement and the Certificate of Limited Partnership and all amendments thereto, together with a copy of the executed copies of all powers of attorney pursuant to which this Agreement, the Certificate of Limited Partnership and all amendments thereto have been executed;

                  (v) to obtain true and full information regarding the amount of cash and a description and statement of the Net Agreed Value of any other Capital Contribution by each Partner and which each Partner has agreed to contribute in the future, and the date on which each became a Partner; and

                  (vi) to obtain such other information regarding the affairs of the Partnership as is just and reasonable.

                  (b) The General Partner may keep confidential from the Limited Partners and Assignees, for such period of time as the General Partner deems reasonable, (i) any information that the General Partner reasonably believes to be in the nature of trade secrets or (ii) other information the disclosure of which the General Partner in good faith believes (A) is not in the best interests of the Partnership Group, (B) could damage the Partnership Group or
(C) that any Group Member is required by law or by agreement with any third party to keep confidential (other than agreements with Affiliates of the Partnership the primary purpose of which is to circumvent the obligations set forth in this Section 3.4).

                                   ARTICLE IV
        CERTIFICATES; RECORD HOLDERS; TRANSFER OF PARTNERSHIP INTERESTS;
                       REDEMPTION OF PARTNERSHIP INTERESTS

SECTION 4.1   Certificates.

         Upon the Partnership's issuance of Common Units or Subordinated Units to any Person, the Partnership shall issue one or more Certificates in the name of such Person evidencing the number of such Units being so issued. In addition,
(a) upon the General Partner's request, the Partnership shall issue to it one or more Certificates in the name of the General Partner evidencing its interests in the Partnership and (b) upon the request of any Person owning Incentive Distribution Rights or any other Partnership Securities other than Common Units or Subordinated Units, the Partnership shall issue to such Person one or more certificates evidencing such Incentive Distribution Rights or other Partnership Securities other than Common Units or Subordinated Units. Certificates shall be executed on behalf of the Partnership by the


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
Chairman of the Board, President or any Executive Vice President or Vice President and the Secretary or any Assistant Secretary of the General Partner. No Common Unit Certificate shall be valid for any purpose until it has been countersigned by the Transfer Agent; provided, however, that if the General Partner elects to issue Common Units in global form, the Common Unit Certificates shall be valid upon receipt of a certificate from the Transfer Agent certifying that the Common Units have been duly registered in accordance with the directions of the Partnership and the Underwriters. Subject to the requirements of Section 6.7(b), the Partners holding Certificates evidencing Subordinated Units may exchange such Certificates for Certificates evidencing Common Units on or after the date on which such Subordinated Units are converted into Common Units pursuant to the terms of Section 5.8.

SECTION 4.2   Mutilated, Destroyed, Lost or Stolen Certificates.

                  (a) If any mutilated Certificate is surrendered to the Transfer Agent, the appropriate officers of the General Partner on behalf of the Partnership shall execute, and the Transfer Agent shall countersign and deliver in exchange therefor, a new Certificate evidencing the same number and type of Partnership Securities as the Certificate so surrendered.

                  (b) The appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and the Transfer Agent shall countersign a new Certificate in place of any Certificate previously issued if the Record Holder of the Certificate:

                  (i) makes proof by affidavit, in form and substance satisfactory to the Partnership, that a previously issued Certificate has been lost, destroyed or stolen;

                  (ii) requests the issuance of a new Certificate before the Partnership has notice that the Certificate has been acquired by a purchaser for value in good faith and without notice of an adverse claim;

                  (iii) if requested by the Partnership, delivers to the Partnership a bond, in form and substance satisfactory to the Partnership, with surety or sureties and with fixed or open penalty as the Partnership may reasonably direct, in its sole discretion, to indemnify the Partnership, the Partners, the General Partner and the Transfer Agent against any claim that may be made on account of the alleged loss, destruction or theft of the Certificate; and

                  (iv) satisfies any other reasonable requirements imposed by the Partnership.

         If a Limited Partner or Assignee fails to notify the Partnership within a reasonable time after he has notice of the loss, destruction or theft of a Certificate, and a transfer of the Limited Partner Interests represented by the Certificate is registered before the Partnership, the General Partner or the Transfer Agent receives such notification, the Limited Partner or Assignee shall be precluded from making any claim against the Partnership, the General Partner or the Transfer Agent for such transfer or for a new Certificate.

                  (c) As a condition to the issuance of any new Certificate under this Section 4.2, the Partnership may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Transfer Agent) reasonably connected therewith.

SECTION 4.3   Record Holders.

         The Partnership shall be entitled to recognize the Record Holder as the Partner or Assignee with respect to any Partnership Interest and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such Partnership Interest on the part of any other Person, regardless of whether the Partnership shall have actual or other notice thereof, except as otherwise provided by law or any applicable rule, regulation, guideline or requirement of any National Securities Exchange on which such Partnership Interests are listed for trading. Without limiting the foregoing, when a Person (such as a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing) is acting as nominee, agent or in some other representative capacity for another Person in acquiring and/or holding Partnership Interests, as between the Partnership on the one hand, and such other Persons on the other, such representative Person (a) shall be the Partner or Assignee (as the case may be) of record and beneficially, (b) must execute and deliver a Transfer Application and (c) shall be bound by this Agreement and shall have the rights and obligations of a Partner or Assignee (as the case may be) hereunder and as, and to the extent, provided for herein.

SECTION 4.4   Transfer Generally.

                  (a) The term "transfer," when used in this Agreement with respect to a Partnership Interest, shall be deemed to refer to a transaction by which the General Partner assigns its General Partner Interest to another Person who becomes the General Partner, by which the holder of a Limited Partner Interest assigns such Limited Partner Interest to another Person who is or becomes a Limited Partner or an Assignee, and includes a sale, assignment, gift, pledge, encumbrance, hypothecation, mortgage, exchange or any other disposition by law or otherwise.

                  (b) No Partnership Interest shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this
Article IV. Any transfer or purported transfer of a Partnership Interest not made in accordance with this Article IV shall be null and void.

                  (c) Nothing contained in this Agreement shall be construed to prevent a disposition by any stockholder of the General Partner of any or all of the issued and outstanding stock of the General Partner.


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
SECTION 4.5   Registration and Transfer of Limited Partner Interests.

                  (a) The Partnership shall keep or cause to be kept on behalf of the Partnership a register in which, subject to such reasonable regulations as it may prescribe and subject to the provisions of Section 4.5(b), the Partnership will provide for the registration and transfer of Limited Partner Interests. The Transfer Agent is hereby appointed registrar and transfer agent for the purpose of registering Common Units and transfers of such Common Units as herein provided. The Partnership shall not recognize transfers of Certificates evidencing Limited Partner Interests unless such transfers are effected in the manner described in this Section 4.5. Upon surrender of a Certificate for registration of transfer of any Limited Partner Interests evidenced by a Certificate, and subject to the provisions of Section 4.5(b), the appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and in the case of Common Units, the Transfer Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder's instructions, one or more new Certificates evidencing the same aggregate number and type of Limited Partner Interests as was evidenced by the Certificate so surrendered.

                  (b) Except as otherwise provided in Section 4.9, the Partnership shall not recognize any transfer of Limited Partner Interests until the Certificates evidencing such Limited Partner Interests are surrendered for registration of transfer and such Certificates are accompanied by a Transfer Application duly executed by the transferee (or the transferee's attorney-in-fact duly authorized in writing). No charge shall be imposed by the Partnership for such transfer; provided, that as a condition to the issuance of any new Certificate under this Section 4.5, the Partnership may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed with respect thereto.

                  (c) Limited Partner Interests may be transferred only in the manner described in this Section 4.5. The transfer of any Limited Partner Interests and the admission of any new Limited Partner shall not constitute an amendment to this Agreement.

                  (d) Until admitted as a Substituted Limited Partner pursuant to Section 10.2, the Record Holder of a Limited Partner Interest shall be an Assignee in respect of such Limited Partner Interest. Limited Partners may include custodians, nominees or any other individual or entity in its own or any representative capacity.

                  (e) A transferee of a Limited Partner Interest who has completed and delivered a Transfer Application shall be deemed to have (i) requested admission as a Substituted Limited Partner, (ii) agreed to comply with and be bound by and to have executed this Agreement, (iii) represented and warranted that such transferee has the right, power and authority and, if an individual, the capacity to enter into this Agreement, (iv) granted the powers of attorney set forth in this Agreement and (v) given the consents and approvals and made the waivers contained in this Agreement.


                                      A-31
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                  (f) The General Partner and its Affiliates shall have the
right at any time to transfer their Subordinated Units and Common Units (whether issued upon conversion of the Subordinated Units or otherwise) to one or more Persons.

SECTION 4.6   Transfer of the General Partner's General Partner Interest.

                  (a) Subject to Section 4.6(c) below, prior to December 31, 2010, the General Partner shall not transfer all or any part of its General Partner Interest to a Person unless such transfer (i) has been approved by the prior written consent or vote of the holders of at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates) or (ii) is of all, but not less than all, of its General Partner Interest to (A) an Affiliate of the General Partner or (B) another Person in connection with the merger or consolidation of the General Partner with or into another Person or the transfer by the General Partner of all or substantially all of its assets to another Person.

                  (b) Subject to Section 4.6(c) below, on or after December 31, 2010, the General Partner may transfer all or any of its General Partner Interest without Unitholder approval.

                  (c) Notwithstanding anything herein to the contrary, no transfer by the General Partner of all or any part of its General Partner Interest to another Person shall be permitted unless (i) the transferee agrees to assume the rights and duties of the General Partner under this Agreement and the Operating Partnership Agreement and to be bound by the provisions of this Agreement and the Operating Partnership Agreement, (ii) the Partnership receives an Opinion of Counsel that such transfer would not result in the loss of limited liability of any Limited Partner or of any limited partner of the Operating Partnership or cause the Partnership or the Operating Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed) and (iii) such transferee also agrees to purchase all (or the appropriate portion thereof, if applicable) of the partnership interest of the General Partner as the general partner of each other Group Member. In the case of a transfer pursuant to and in compliance with this Section 4.6, the transferee or successor (as the case may be) shall, subject to compliance with the terms of
Section 10.3, be admitted to the Partnership as a General Partner immediately prior to the transfer of the Partnership Interest, and the business of the Partnership shall continue without dissolution.

SECTION 4.7   Transfer of Incentive Distribution Rights.

         Prior to December 31, 2010, a holder of Incentive Distribution Rights may transfer any or all of the Incentive Distribution Rights held by such holder without any consent of the Unitholders (a) to an Affiliate or (b) to another Person in connection with (i) the merger or consolidation of such holder of Incentive Distribution Rights with or into such other Person or

(ii) the transfer by such holder of all or substantially all of its assets to such other Person. Any other transfer of the Incentive Distribution Rights prior to December 31, 2010, shall require the prior approval of holders at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates). On or after December 31, 2010, the General Partner or any other holder of Incentive Distribution Rights may transfer any or all of its Incentive Distribution Rights without Unitholder approval. Notwithstanding anything herein to the contrary, no transfer of Incentive Distribution Rights to another Person shall be permitted unless the transferee agrees to be bound by the provisions of this Agreement. The General Partner shall have the authority (but shall not be required) to adopt such reasonable restrictions on the transfer of Incentive Distribution Rights and requirements for registering the transfer of Incentive Distribution Rights as the General Partner, in its sole discretion, shall determine are necessary or appropriate.

SECTION 4.8   Restrictions on Transfers.

                  (a) Except as provided in Section 4.8(d) below, but notwithstanding the other provisions of this Article IV, no transfer of any Partnership Interests shall be made if such transfer would (i) violate the then applicable federal or state securities laws or rules and regulations of the Commission, any state securities commission or any other governmental authority with jurisdiction over such transfer, (ii) terminate the existence or qualification of the Partnership or the Operating Partnership under the laws of the jurisdiction of its formation, or (iii) cause the Partnership or the Operating Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed).

                  (b) The General Partner may impose restrictions on the transfer of Partnership Interests if a subsequent Opinion of Counsel determines that such restrictions are necessary to avoid a significant risk of the Partnership or the Operating Partnership becoming taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes. The restrictions may be imposed by making such amendments to this Agreement as the General Partner may determine to be necessary or appropriate to impose such restrictions; provided, however, that any amendment that the General Partner believes, in the exercise of its reasonable discretion, could result in the delisting or suspension of trading of any class of Limited Partner Interests on the principal National Securities Exchange on which such class of Limited Partner Interests is then traded must be approved, prior to such amendment being effected, by the holders of at least a majority of the Outstanding Limited Partner Interests of such class.

                  (c) The transfer of a Subordinated Unit that has converted into a Common Unit shall be subject to the restrictions imposed by Section 6.7(b).

                  (d) Nothing contained in this Article IV, or elsewhere in this Agreement, shall preclude the settlement of any transactions involving Partnership Interests entered into through


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the facilities of any National Securities Exchange on which such Partnership
Interests are listed for trading.

SECTION 4.9   Citizenship Certificates; Non-citizen Assignees.

                  (a) If any Group Member is or becomes subject to any federal, state or local law or regulation that, in the reasonable determination of the General Partner, creates a substantial risk of cancellation or forfeiture of any property in which the Group Member has an interest based on the nationality, citizenship or other related status of a Limited Partner or Assignee, the General Partner may request any Limited Partner or Assignee to furnish to the General Partner, within 30 days after receipt of such request, an executed Citizenship Certification or such other information concerning his nationality, citizenship or other related status (or, if the Limited Partner or Assignee is a nominee holding for the account of another Person, the nationality, citizenship or other related status of such Person) as the General Partner may request. If a Limited Partner or Assignee fails to furnish to the General Partner within the aforementioned 30-day period such Citizenship Certification or other requested information or if upon receipt of such Citizenship Certification or other requested information the General Partner determines, with the advice of counsel, that a Limited Partner or Assignee is not an Eligible Citizen, the Partnership Interests owned by such Limited Partner or Assignee shall be subject to redemption in accordance with the provisions of Section 4.10. In addition, the General Partner may require that the status of any such Partner or Assignee be changed to that of a Non-citizen Assignee and, thereupon, the General Partner shall be substituted for such Non-citizen Assignee as the Limited Partner in respect of his Limited Partner Interests.

                  (b) The General Partner shall, in exercising voting rights in respect of Limited Partner Interests held by it on behalf of Non-citizen Assignees, distribute the votes in the same ratios as the votes of Partners (including without limitation the General Partner) in respect of Limited Partner Interests other than those of Non-citizen Assignees are cast, either for, against or abstaining as to the matter.

                  (c) Upon dissolution of the Partnership, a Non-citizen Assignee shall have no right to receive a distribution in kind pursuant to
Section 12.4 but shall be entitled to the cash equivalent thereof, and the Partnership shall provide cash in exchange for an assignment of the Non-citizen Assignee's share of the distribution in kind. Such payment and assignment shall be treated for Partnership purposes as a purchase by the Partnership from the Non-citizen Assignee of his Limited Partner Interest (representing his right to receive his share of such distribution in kind).

                  (d) At any time after he can and does certify that he has become an Eligible Citizen, a Non-citizen Assignee may, upon application to the General Partner, request admission as a Substituted Limited Partner with respect to any Limited Partner Interests of such Non-citizen Assignee not redeemed pursuant to Section 4.10, and upon his admission pursuant to


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Section 10.2, the General Partner shall cease to be deemed to be the Limited
Partner in respect of the Non-citizen Assignee's Limited Partner Interests.

SECTION 4.10   Redemption of Partnership Interests of Non-citizen Assignees.

                  (a) If at any time a Limited Partner or Assignee fails to furnish a Citizenship Certification or other information requested within the 30-day period specified in Section 4.9(a), or if upon receipt of such Citizenship Certification or other information the General Partner determines, with the advice of counsel, that a Limited Partner or Assignee is not an Eligible Citizen, the Partnership may, unless the Limited Partner or Assignee establishes to the satisfaction of the General Partner that such Limited Partner or Assignee is an Eligible Citizen or has transferred his Partnership Interests to a Person who is an Eligible Citizen and who furnishes a Citizenship Certification to the General Partner prior to the date fixed for redemption as provided below, redeem the Partnership Interest of such Limited Partner or Assignee as follows:

                  (i) The General Partner shall, not later than the 30th day before the date fixed for redemption, give notice of redemption to the Limited Partner or Assignee, at his last address designated on the records of the Partnership or the Transfer Agent, by registered or certified mail, postage prepaid. The notice shall be deemed to have been given when so mailed. The notice shall specify the Redeemable Interests, the date fixed for redemption, the place of payment, that payment of the redemption price will be made upon surrender of the Certificate evidencing the Redeemable Interests and that on and after the date fixed for redemption no further allocations or distributions to which the Limited Partner or Assignee would otherwise be entitled in respect of the Redeemable Interests will accrue or be made.

                  (ii) The aggregate redemption price for Redeemable Interests shall be an amount equal to the Current Market Price (the date of determination of which shall be the date fixed for redemption) of Limited Partner Interests of the class to be so redeemed multiplied by the number of Limited Partner Interests of each such class included among the Redeemable Interests. The redemption price shall be paid, in the discretion of the General Partner, in cash or by delivery of a promissory note of the Partnership in the principal amount of the redemption price, bearing interest at the rate of 10% annually and payable in three equal annual installments of principal together with accrued interest, commencing one year after the redemption date.

                  (iii) Upon surrender by or on behalf of the Limited Partner or Assignee, at the place specified in the notice of redemption, of the Certificate evidencing the Redeemable Interests, duly endorsed in blank or accompanied by an assignment duly executed in blank, the Limited Partner or Assignee or his duly authorized representative shall be entitled to receive the payment therefor.


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                  (iv) After the redemption date, Redeemable Interests shall no longer constitute issued and Outstanding Limited Partner Interests.

                  (b) The provisions of this Section 4.10 shall also be applicable to Limited Partner Interests held by a Limited Partner or Assignee as nominee of a Person determined to be other than an Eligible Citizen.

                  (c) Nothing in this Section 4.10 shall prevent the recipient of a notice of redemption from transferring his Limited Partner Interest before the redemption date if such transfer is otherwise permitted under this Agreement. Upon receipt of notice of such a transfer, the General Partner shall withdraw the notice of redemption, provided the transferee of such Limited Partner Interest certifies to the satisfaction of the General Partner in a Citizenship Certification delivered in connection with the Transfer Application that he is an Eligible Citizen. If the transferee fails to make such certification, such redemption shall be effected from the transferee on the original redemption date.

                                    ARTICLE V
           CAPITAL CONTRIBUTIONS AND ISSUANCE OF PARTNERSHIP INTERESTS

SECTION 5.1   Organizational Contributions.

         In connection with the formation of the Partnership under the Delaware Act, the General Partner made an initial Capital Contribution to the Partnership in the amount of $10.00, for a certain interest in the Partnership and has been admitted as the General Partner and as a Limited Partner of the Partnership, and the Organizational Limited Partner made an initial Capital Contribution to the Partnership in the amount of $990.00 for an interest in the Partnership and has been admitted as a Limited Partner of the Partnership. As of the Closing Date, the interest of the Organizational Limited Partner shall be redeemed as provided in the Contribution [and Conveyance] Agreement; the initial Capital Contributions of each Partner shall thereupon be refunded; and the Organizational Limited Partner shall cease to be a Limited Partner of the Partnership. One percent of any interest or other profit that may have resulted from the investment or other use of such initial Capital Contributions shall be allocated and distributed to the Organizational Limited Partner, and the balance thereof shall be allocated and distributed to the General Partner.

SECTION 5.2 Contributions by the General Partner and its Affiliates.

                  (a) On the Closing Date and pursuant to the Contribution Agreement, (i) the General Partner shall contribute to the Partnership, as a Capital Contribution, all but its 1.0101% general partner interest in the Operating Partnership in exchange for (A) a 1% general partner interest, (B) ____________ Subordinated Units and (C) the Incentive Distribution Rights, (ii) Diamond Shamrock Refining Company, L.P. ("DSRC") shall contribute its limited partner interests in the Operating Partnership to the Partnership in exchange for _______ Subordinated


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
Units, (iii) Sigmor Corporation ("Sigmor") shall contribute its limited partner interests in the Operating Partnership to the Partnership in exchange for ________ Subordinated Units and (iv) TPI Petroleum, Inc. ("TPI Petroleum") shall contribute its limited partner interests in the Operating Partnership to the Partnership in exchange for _______ Subordinated Units.

                  (b) Upon the issuance of any additional Limited Partner Interests by the Partnership (other than the issuance of the Common Units issued in the Initial Offering or pursuant to the Over-Allotment Option), the General Partner shall be required to make additional Capital Contributions equal to its Percentage Interest of 1/99th of any amount contributed to the Partnership by the Limited Partners in exchange for such additional Limited Partner Interests. Except as set forth in the immediately preceding sentence and Article XII, the General Partner shall not be obligated to make any additional Capital Contributions to the Partnership.

SECTION 5.3 Contributions by Initial Limited Partners and Reimbursement of the General Partner.

                  (a) On the Closing Date and pursuant to the Underwriting Agreement, each Underwriter shall contribute to the Partnership cash in an amount equal to the Issue Price per Initial Common Unit, multiplied by the number of Common Units specified in the Underwriting Agreement to be purchased by such Underwriter at the Closing Date. In exchange for such Capital Contributions by the Underwriters, the Partnership shall issue Common Units to each Underwriter on whose behalf such Capital Contribution is made in an amount equal to the quotient obtained by dividing (i) the cash contribution to the Partnership by or on behalf of such Underwriter by (ii) the Issue Price per Initial Common Unit.

                  (b) Notwithstanding anything else herein contained, all of the proceeds received by the Partnership from the issuance of Common Units pursuant to Section 5.3(a) will be distributed to the Operating Partnership.

                  (c) Upon the exercise of the Over-Allotment Option, each Underwriter shall contribute to the Partnership cash in an amount equal to the Issue Price per Initial Common Unit, multiplied by the number of Common Units specified in the Underwriting Agreement to be purchased by such Underwriter at the Option Closing Date. In exchange for such Capital Contributions by the Underwriters, the Partnership shall issue Common Units to each Underwriter on whose behalf such Capital Contribution is made in an amount equal to the quotient obtained by dividing (i) the cash contributions to the Partnership by or on behalf of such Underwriter by (ii) the Issue Price per Initial Common Unit. Upon receipt by the Partnership of the Capital Contributions from the Underwriters as provided in this Section 5.3(c), the Partnership shall use such cash to redeem from the General Partner or its Affiliates that number of Subordinated Units held by the General Partner or its Affiliates equal to the number of Common Units issued to the Underwriters as provided in this Section 5.3(c).


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
                  (d) No Limited Partner Interests will be issued or issuable as of or at the Closing Date other than (i) the Common Units issuable pursuant to subparagraph (a) hereof in aggregate number equal to 4,000,000, (ii) the "Additional Units" as such term is used in the Underwriting Agreement in an aggregate number up to 600,000 issuable upon exercise of the Over-Allotment Option pursuant to subparagraph (c) hereof, (iii) the 8,999,322 Subordinated Units issuable to DSRC, Sigmor, TPI Petroleum, and the General Partner or its Affiliates pursuant to Section 5.2 hereof, and (iv) the Incentive Distribution Rights.

SECTION 5.4   Interest and Withdrawal.

         No interest shall be paid by the Partnership on Capital Contributions. No Partner or Assignee shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent, if any, that distributions made pursuant to this Agreement or upon termination of the Partnership may be considered as such by law and then only to the extent provided for in this Agreement. Except to the extent expressly provided in this Agreement, no Partner or Assignee shall have priority over any other Partner or Assignee either as to the return of Capital Contributions or as to profits, losses or distributions. Any such return shall be a compromise to which all Partners and Assignees agree within the meaning of 17-502(b) of the Delaware Act.

SECTION 5.5   Capital Accounts.

                  (a) The Partnership shall maintain for each Partner (or a beneficial owner of Partnership Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method acceptable to the General Partner in its sole discretion) owning a Partnership Interest a separate Capital Account with respect to such Partnership Interest in accordance with the rules of Treasury Regulation Section 1.704-1(b)(2)(iv). Such Capital Account shall be increased by (i) the amount of all Capital Contributions made to the Partnership with respect to such Partnership Interest pursuant to this Agreement and (ii) all items of Partnership income and gain (including, without limitation, income and gain exempt from tax) computed in accordance with Section 5.5(b) and allocated with respect to such Partnership Interest pursuant to
Section 6.1, and decreased by (x) the amount of cash or Net Agreed Value of all actual and deemed distributions of cash or property made with respect to such Partnership Interest pursuant to this Agreement and (y) all items of Partnership deduction and loss computed in accordance with Section 5.5(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1.

                  (b) For purposes of computing the amount of any item of income, gain, loss or deduction which is to be allocated pursuant to Article VI and is to be reflected in the Partners' Capital Accounts, the determination, recognition and classification of any such item shall be the same as its determination, recognition and classification for federal income tax purposes (including, without limitation, any method of depreciation, cost recovery or amortization used for that purpose), provided, that:


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
                  (i) Solely for purposes of this Section 5.5, the Partnership shall be treated as owning directly its proportionate share (as determined by the General Partner based upon the provisions of the Operating Partnership Agreement) of all property owned by the Operating Partnership or any other Subsidiary that is classified as a partnership for federal income tax purposes.

                  (ii) All fees and other expenses incurred by the Partnership to promote the sale of (or to sell) a Partnership Interest that can neither be deducted nor amortized under Section 709 of the Code, if any, shall, for purposes of Capital Account maintenance, be treated as an item of deduction at the time such fees and other expenses are incurred and shall be allocated among the Partners pursuant to Section 6.1.

                  (iii) Except as otherwise provided in Treasury Regulation
         Section 1.704-1(b)(2)(iv)(m), the computation of all items of income, gain, loss and deduction shall be made without regard to any election under Section 754 of the Code which may be made by the Partnership and, as to those items described in Section 705(a)(1)(B) or 705(a)(2)(B) of the Code, without regard to the fact that such items are not includable in gross income or are neither currently deductible nor capitalized for federal income tax purposes. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulation
         Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment in the Capital Accounts shall be treated as an item of gain or loss.

                  (iv) Any income, gain or loss attributable to the taxable disposition of any Partnership property shall be determined as if the adjusted basis of such property as of such date of disposition were equal in amount to the Partnership's Carrying Value with respect to such property as of such date.

                  (v) In accordance with the requirements of Section 704(b) of the Code, any deductions for depreciation, cost recovery or amortization attributable to any Contributed Property shall be determined as if the adjusted basis of such property on the date it was acquired by the Partnership were equal to the Agreed Value of such property. Upon an adjustment pursuant to Section 5.5(d) to the Carrying Value of any Partnership property subject to depreciation, cost recovery or amortization, any further deductions for such depreciation, cost recovery or amortization attributable to such property shall be determined (A) as if the adjusted basis of such property were equal to the Carrying Value of such property immediately following such adjustment and (B) using a rate of depreciation, cost recovery or amortization derived from the same method and useful life (or, if applicable, the remaining useful life) as is applied for federal income tax purposes; provided, however, that, if the asset has a zero adjusted basis for federal income tax purposes, depreciation, cost recovery or amortization deductions shall be determined using any reasonable method that the General Partner may adopt.

                  (vi) If the Partnership's adjusted basis in a depreciable or cost recovery property is reduced for federal income tax purposes pursuant to Section 48(q)(1) or 48(q)(3) of the Code, the amount of such reduction shall, solely for purposes hereof, be deemed to be an additional depreciation or cost recovery deduction in the year such property is placed in service and shall be allocated among the Partners pursuant to Section 6.1. Any restoration of such basis pursuant to
         Section 48(q)(2) of the Code shall, to the extent possible, be allocated in the same manner to the Partners to whom such deemed deduction was allocated.

                  (c) (i) A transferee of a Partnership Interest shall succeed to a pro rata portion of the Capital Account of the transferor relating to the Partnership Interest so transferred.

                  (ii) Immediately prior to the transfer of a Subordinated Unit or of a Subordinated Unit that has converted into a Common Unit pursuant to Section 5.8 by a holder thereof (other than a transfer to an Affiliate unless the General Partner elects to have this subparagraph 5.5(c)(ii) apply), the Capital Account maintained for such Person with respect to its Subordinated Units or converted Subordinated Units will (A) first, be allocated to the Subordinated Units or converted Subordinated Units to be transferred in an amount equal to the product of (x) the number of such Subordinated Units or converted Subordinated Units to be transferred and (y) the Per Unit Capital Amount for a Common Unit, and (B) second, any remaining balance in such Capital Account will be retained by the transferor, regardless of whether it has retained any Subordinated Units or converted Subordinated Units. Following any such allocation, the transferor's Capital Account, if any, maintained with respect to the retained Subordinated Units or converted Subordinated Units, if any, will have a balance equal to the amount allocated under clause (B) hereinabove, and the transferee's Capital Account established with respect to the transferred Subordinated Units or converted Subordinated Units will have a balance equal to the amount allocated under clause (A) hereinabove.

                  (d) (i) In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), on an issuance of additional Partnership Interests for cash or Contributed Property or the conversion of the General Partner's Combined Interest to Common Units pursuant to Section 11.3(b), the Capital Account of all Partners and the Carrying Value of each Partnership property immediately prior to such issuance shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, as if such Unrealized Gain or Unrealized Loss had been recognized on an actual sale of each such property immediately prior to such issuance and had been allocated to the Partners at such time pursuant to Section 6.1 in the same manner as any item of gain or loss actually recognized during such period would have been allocated. In determining such Unrealized Gain or Unrealized Loss, the aggregate cash amount and fair market value of all Partnership assets (including, without limitation, cash or cash equivalents) immediately prior to the issuance of additional Partnership Interests shall be determined by the General Partner using such reasonable method of valuation as it may adopt; provided, however, that the General Partner, in arriving at such valuation, must take fully into account the fair market value of the Partnership Interests of all Partners at such time. The General Partner shall allocate such aggregate value among the assets of the Partnership (in such manner as it determines in its discretion to be reasonable) to arrive at a fair market value for individual properties.

                  (ii) In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), immediately prior to any actual or deemed distribution to a Partner of any Partnership property (other than a distribution of cash that is not in redemption or retirement of a Partnership Interest), the Capital Accounts of all Partners and the Carrying Value of all Partnership property shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, as if such Unrealized Gain or Unrealized Loss had been recognized in a sale of such property immediately prior to such distribution for an amount equal to its fair market value, and had been allocated to the Partners, at such time, pursuant to Section
         6.1 in the same manner as any item of gain or loss actually recognized during such period would have been allocated. In determining such Unrealized Gain or Unrealized Loss the aggregate cash amount and fair market value of all Partnership assets (including, without limitation, cash or cash equivalents) immediately prior to a distribution shall (A) in the case of an actual distribution which is not made pursuant to
         Section 12.4 or in the case of a deemed distribution, be determined and allocated in the same manner as that provided in Section 5.5(d)(i) or
         (B) in the case of a liquidating distribution pursuant to Section 12.4, be determined and allocated by the Liquidator using such reasonable method of valuation as it may adopt.

SECTION 5.6   Issuances of Additional Partnership Securities.

                  (a) Subject to Section 5.7, the Partnership may issue additional Partnership Securities and options, rights, warrants and appreciation rights relating to the Partnership Securities for any Partnership purpose at any time and from time to time to such Persons for such consideration and on such terms and conditions as shall be established by the General Partner in its sole discretion, all without the approval of any Limited Partners.

                  (b) Each additional Partnership Security authorized to be issued by the Partnership pursuant to Section 5.6(a) may be issued in one or more classes, or one or more series of any such classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of Partnership Securities), as shall be fixed by the General Partner in the exercise of its sole discretion, including (i) the right to share Partnership profits and losses or items thereof; (ii) the right to share in Partnership distributions; (iii) the rights upon dissolution and liquidation of the Partnership; (iv) whether, and the terms and conditions upon which, the Partnership may redeem the Partnership Security; (v) whether such Partnership Security is issued with the privilege of conversion or exchange and, if so, the terms and conditions of such conversion or exchange; (vi) the terms and conditions upon which each Partnership Security will be issued, evidenced by certificates and assigned or transferred; and (vii) the right, if any, of each such Partnership Security to vote on Partnership matters, including matters relating to the relative rights, preferences and privileges of such Partnership Security.

                  (c) The General Partner is hereby authorized and directed to take all actions that it deems necessary or appropriate in connection with (i) each issuance of Partnership Securities and options, rights, warrants and appreciation rights relating to Partnership Securities pursuant to this Section 5.6, (ii) the conversion of the General Partner Interest and Incentive Distribution Rights into Units pursuant to the terms of this Agreement, (iii) the admission of Additional Limited Partners and (iv) all additional issuances of Partnership Securities. The General Partner is further authorized and directed to specify the relative rights, powers and duties of the holders of the Units or other Partnership Securities being so issued. The General Partner shall do all things necessary to comply with the Delaware Act and is authorized and directed to do all things it deems to be necessary or advisable in connection with any future issuance of Partnership Securities or in connection with the conversion of the General Partner Interest and Incentive Distribution Rights into Units pursuant to the terms of this Agreement, including compliance with any statute, rule, regulation or guideline of any federal, state or other governmental agency or any National Securities Exchange on which the Units or other Partnership Securities are listed for trading.

SECTION 5.7   Limitations on Issuance of Additional Partnership Securities.

         The issuance of Partnership Securities pursuant to Section 5.6 shall be subject to the following restrictions and limitations:

                  (a) During the Subordination Period, the Partnership shall not issue (and shall not issue any options, rights, warrants or appreciation rights relating to) an aggregate of more than 4,199,661 additional Parity Units without the prior approval of the holders of a Unit Majority. In applying this limitation, there shall be excluded Common Units and other Parity Units issued
(A) in connection with the exercise of the Over-Allotment Option, (B) in accordance with Sections 5.7(b) and 5.7(c), (C) upon conversion of Subordinated Units (including, without limitation, Subordinated Units issued after the Closing Date) pursuant to Section 5.8, (D) upon conversion of the General Partner Interest and Incentive Distribution Rights pursuant to Section 11.3(b),
(D) pursuant to the employee benefit plans of the General Partner, the Partnership or any other Group Member and (E) in the event of a combination or subdivision of Common Units.

                  (b) The Partnership may also issue an unlimited number of Parity Units, prior to the end of the Subordination Period and without the prior approval of the Unitholders, if such issuance occurs (i) in connection with an Acquisition or a Capital Improvement or (ii) within 365 days of, and the net proceeds from such issuance are used to repay debt incurred in connection with, an Acquisition or a Capital Improvement, in each case where such Acquisition or Capital

Improvement involves assets that, if acquired by the Partnership as of the date that is one year prior to the first day of the Quarter in which such Acquisition is to be consummated or such Capital Improvement is to be completed, would have resulted, on a pro forma basis, in an increase in:

                           (A) the amount of Adjusted Operating Surplus
                  generated by the Partnership on a per-Unit basis (for all Outstanding Units) with respect to each of the four most recently completed Quarters (on a pro forma basis as described below) as compared to

                           (B) the actual amount of Adjusted Operating Surplus
                  generated by the Partnership on a per-Unit basis (for all Outstanding Units) (excluding Adjusted Operating Surplus attributable to the Acquisition or Capital Improvement) with respect to each of such four most recently completed Quarters.

         If the issuance of Parity Units with respect to an Acquisition or Capital Improvement occurs within the first four full Quarters after the Closing Date, then Adjusted Operating Surplus as used in clauses (A) (subject to the succeeding sentence) and (B) above shall be calculated (i) for each Quarter, if any, that commenced after the Closing Date for which actual results of operations are available, based on the actual Adjusted Operating Surplus of the Partnership generated with respect to such Quarter, and (ii) for each other Quarter, on a pro forma basis consistent with the procedures, as applicable, set forth in Appendix D to the Registration Statement. Furthermore, the amount in clause (A) shall be determined on a pro forma basis assuming that (1) all of the Parity Units to be issued in connection with or within 365 days of such Acquisition or Capital Improvement had been issued and outstanding, (2) all indebtedness for borrowed money to be incurred or assumed in connection with such Acquisition or Capital Improvement (other than any such indebtedness that is to be repaid with the proceeds of such issuance of Parity Units) had been incurred or assumed, in each case as of the commencement of such four-Quarter period, (3) the personnel expenses that would have been incurred by the Partnership in the operation of the acquired assets are the personnel expenses for employees to be retained by the Partnership in the operation of the acquired assets, and (4) the non-personnel costs and expenses are computed on the same basis as those incurred by the Partnership in the operation of the Partnership's business at similarly situated Partnership facilities.

                  (c) [The Partnership may also issue an unlimited number of Parity Units, prior to the end of the Subordination Period and without the approval of the Unitholders, if the proceeds from such issuance are used exclusively to repay up to $[ ] million of indebtedness of a Group Member where the aggregate amount of distributions that would have been paid with respect to such newly issued Units or Partnership Securities, plus the related distributions on the General Partner Interest in the Partnership and the Operating Partnership in respect of the four-Quarter period ending prior to the first day of the Quarter in which the issuance is to be consummated (assuming such additional Units or Partnership Securities had been Outstanding throughout such period and that distributions equal to the distributions that were actually paid on the Outstanding Units during the period were paid on such additional Units or Partnership Securities) did not exceed the interest costs actually incurred during such period on the indebtedness that is to be repaid (or, if such indebtedness was not outstanding throughout the entire period, would have been incurred had such indebtedness been outstanding for the entire period). In the event that the Partnership is required to pay a prepayment penalty in connection with the repayment of such indebtedness, for purposes of the foregoing test the number of Parity Units issued to repay such indebtedness shall be deemed increased by the number of Parity Units that would need to be issued to pay such penalty.]

                  (d) During the Subordination Period, the Partnership shall not issue (and shall not issue any options, rights, warrants or appreciation rights relating to) additional Partnership Securities having (i) rights to participate in distributions of Available Cash from Operating Surplus pursuant to sub-clauses (a)(i) and (a)(ii) of Section 6.4 that are prior or senior in order of priority with respect to the participation of Common Units in such distributions of Available Cash from Operating Surplus or (ii) rights to participate in allocations of Net Termination Gain pursuant to Section 6.1(c)(i)(B) that are prior or senior to the rights of Common Units to participate in such allocations, without the prior approval of the holders of a Unit Majority.

                  (e) No fractional Units shall be issued by the Partnership.

SECTION 5.8   Conversion of Subordinated Units.

                  (a) All Subordinated Units shall convert into Common Units on a one-for-one basis on the first day following the Record Date for distributions in respect of the final Quarter of the Subordination Period.

                  (b) Notwithstanding any other provision of this Agreement, all the then Outstanding Subordinated Units will automatically convert into Common Units on a one-for-one basis as set forth in, and pursuant to the terms of,
Section 11.4.

                  (c) A Subordinated Unit that has converted into a Common Unit shall be subject to the provisions of Section 6.7(b).

SECTION 5.9   Limited Preemptive Right.

         Except as provided in this Section 5.9 and in Section 5.2, no Person shall have any preemptive, preferential or other similar right with respect to the issuance of any Partnership Security, whether unissued, held in the treasury or hereafter created. The General Partner shall have the right, which it may from time to time assign in whole or in part to any of its Affiliates, to purchase Partnership Securities from the Partnership whenever, and on the same terms that, the Partnership issues Partnership Securities to Persons other than the General Partner and its Affiliates, to the extent necessary to maintain the Percentage Interests of the General Partner and


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its Affiliates equal to that which existed immediately prior to the issuance of such Partnership Securities.

SECTION 5.10   Splits and Combination.

                  (a) Subject to Sections 5.10(d), 6.6 and 6.9 (dealing with adjustments of distribution levels), the Partnership may make a Pro Rata distribution of Partnership Securities to all Record Holders or may effect a subdivision or combination of Partnership Securities so long as, after any such event, each Partner shall have the same Percentage Interest in the Partnership as before such event, and any amounts calculated on a per Unit basis (including any Common Unit Arrearage or Cumulative Common Unit Arrearage) or stated as a number of Units (including the number of Subordinated Units that may convert prior to the end of the Subordination Period and the number of additional Parity Units that may be issued pursuant to Section 5.7 without a Unitholder vote) are proportionately adjusted retroactive to the beginning of the Partnership.

                  (b) Whenever such a distribution, subdivision or combination of Partnership Securities is declared, the General Partner shall select a Record Date as of which the distribution, subdivision or combination shall be effective and shall send notice thereof at least 20 days prior to such Record Date to each Record Holder as of a date not less than 10 days prior to the date of such notice. The General Partner also may cause a firm of independent public accountants selected by it to calculate the number of Partnership Securities to be held by each Record Holder after giving effect to such distribution, subdivision or combination. The General Partner shall be entitled to rely on any certificate provided by such firm as conclusive evidence of the accuracy of such calculation.

                  (c) Promptly following any such distribution, subdivision or combination, the Partnership may issue Certificates to the Record Holders of Partnership Securities as of the applicable Record Date representing the new number of Partnership Securities held by such Record Holders, or the General Partner may adopt such other procedures as it may deem appropriate to reflect such changes. If any such combination results in a smaller total number of Partnership Securities Outstanding, the Partnership shall require, as a condition to the delivery to a Record Holder of such new Certificate, the surrender of any Certificate held by such Record Holder immediately prior to such Record Date.

                  (d) The Partnership shall not issue fractional Units upon any distribution, subdivision or combination of Units. If a distribution, subdivision or combination of Units would result in the issuance of fractional Units but for the provisions of Section 5.7(e) and this Section 5.10(d), each fractional Unit shall be rounded to the nearest whole Unit (and a 0.5 Unit shall be rounded to the next higher Unit).


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SECTION 5.11 Fully Paid and Non-Assessable Nature of Limited Partner Interests.

         All Limited Partner Interests issued pursuant to, and in accordance with the requirements of, this Article V shall be fully paid and non-assessable Limited Partner Interests in the Partnership, except as such non-assessability may be affected by Section 17-607 of the Delaware Act.

                                   ARTICLE VI
                          ALLOCATIONS AND DISTRIBUTIONS

SECTION 6.1   Allocations for Capital Account Purposes.

         For purposes of maintaining the Capital Accounts and in determining the rights of the Partners among themselves, the Partnership's items of income, gain, loss and deduction (computed in accordance with Section 5.5(b)) shall be allocated among the Partners in each taxable year (or portion thereof) as provided herein below.

                  (a) Net Income. After giving effect to the special allocations set forth in Section 6.1(d), Net Income for each taxable year and all items of income, gain, loss and deduction taken into account in computing Net Income for such taxable year shall be allocated as follows:

                  (i) First, 100% to the General Partner in an amount equal to the aggregate Net Losses allocated to the General Partner pursuant to
         Section 6.1(b)(iii) for all previous taxable years until the aggregate Net Income allocated to the General Partner pursuant to this Section 6.1(a)(i) for the current taxable year and all previous taxable years is equal to the aggregate Net Losses allocated to the General Partner pursuant to Section 6.1(b)(iii) for all previous taxable years;

                  (ii) Second, 1% to the General Partner in an amount equal to the aggregate Net Losses allocated to the General Partner pursuant to
         Section 6.1(b)(ii) for all previous taxable years and 99% to the Unitholders, in accordance with their respective Percentage Interests, until the aggregate Net Income allocated to such Partners pursuant to this Section 6.1(a)(ii) for the current taxable year and all previous taxable years is equal to the aggregate Net Losses allocated to such Partners pursuant to Section 6.1(b)(ii) for all previous taxable years; and

                  (iii) Third, the balance, if any, 1% to the General Partner and 99% the Unitholders in accordance with their respective Percentage Interests.

                  (b) Net Losses. After giving effect to the special allocations set forth in Section 6.1(d), Net Losses for each taxable period and all items of income, gain, loss and


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deduction taken into account in computing Net Losses for such taxable period shall be allocated as follows:

                  (i) First, 1% to the General Partner and 99% to the Unitholders, Pro Rata, until the aggregate Net Losses allocated pursuant to this Section 6.1(b)(i) for the current taxable year and all previous taxable years is equal to the aggregate Net Income allocated to such Partners pursuant to Section 6.1(a)(iii) for all previous taxable years, provided that the Net Losses shall not be allocated pursuant to this Section 6.1(b)(i) to the extent that such allocation would cause any Unitholder to have a deficit balance in its Adjusted Capital Account at the end of such taxable year (or increase any existing deficit balance in its Adjusted Capital Account);

                  (ii) Second, 1% to the General Partner and 99% to the Unitholders, Pro Rata; provided, that Net Losses shall not be allocated pursuant to this Section 6.1(b)(ii) to the extent that such allocation would cause any Unitholder to have a deficit balance in its Adjusted Capital Account at the end of such taxable year (or increase any existing deficit balance in its Adjusted Capital Account);

                  (iii) Third, the balance, if any, 100% to the General Partner.

                  (c) Net Termination Gains and Losses. After giving effect to the special allocations set forth in Section 6.1(d), all items of income, gain, loss and deduction taken into account in computing Net Termination Gain or Net Termination Loss for such taxable period shall be allocated in the same manner as such Net Termination Gain or Net Termination Loss is allocated hereunder. All allocations under this Section 6.1(c) shall be made after Capital Account balances have been adjusted by all other allocations provided under this Section
6.1 and after all distributions of Available Cash provided under Sections 6.4 and 6.5 have been made; provided, however, that solely for purposes of this
Section 6.1(c), Capital Accounts shall not be adjusted for distributions made pursuant to Section 12.4.

                  (i) If a Net Termination Gain is recognized (or deemed recognized pursuant to Section 5.5(d)), such Net Termination Gain shall be allocated among the Partners in the following manner (and the Capital Accounts of the Partners shall be increased by the amount so allocated in each of the following subclauses, in the order listed, before an allocation is made pursuant to the next succeeding subclause):

                           (A) First, to each Partner having a deficit balance
                  in its Capital Account, in the proportion that such deficit balance bears to the total deficit balances in the Capital Accounts of all Partners, until each such Partner has been allocated Net Termination Gain equal to any such deficit balance in its Capital Account;


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
                           (B) Second, 99% to all Unitholders holding Common
                  Units, Pro Rata, and 1% to the General Partner until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) its Unrecovered Capital plus (2) the Minimum Quarterly Distribution for the Quarter during which the Liquidation Date occurs, reduced by any distribution pursuant to Section 6.4(a)(i) or (b)(i) with respect to such Common Unit for such Quarter (the amount determined pursuant to this clause (2) is hereinafter defined as the "Unpaid MQD") plus (3) any then existing Cumulative Common Unit Arrearage;

                           (C) Third, if such Net Termination Gain is recognized
                  (or is deemed to be recognized) prior to the expiration of the Subordination Period, 99% to all Unitholders holding Subordinated Units, Pro Rata, and 1% to the General Partner until the Capital Account in respect of each Subordinated Unit then Outstanding equals the sum of (1) its Unrecovered Capital, determined for the taxable year (or portion thereof) to which this allocation of gain relates, plus (2) the Minimum Quarterly Distribution for the Quarter during which the Liquidation Date occurs, reduced by any distribution pursuant to Section 6.4(a)(iii) with respect to such Subordinated Unit for such Quarter;

                           (D) Fourth, 90.9184% to all Unitholders, Pro Rata,
                  8.0816% to the holders of the Incentive Distribution Rights, Pro Rata, and 1% to the General Partner until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) its Unrecovered Capital, plus (2) the Unpaid MQD, plus (3) any then existing Cumulative Common Unit Arrearage, plus (4) the excess of (aa) the First Target Distribution less the Minimum Quarterly Distribution for each Quarter of the Partnership's existence over (bb) the cumulative per Unit amount of any distributions of Operating Surplus that was distributed pursuant to Sections 6.4(a)(iv) and 6.4(b)(ii) (the sum of (1) plus (2) plus (3) plus (4) is hereinafter defined as the "First Liquidation Target Amount");

                           (E) Fifth, 75.7653% to all Unitholders, Pro Rata,
                  23.2347% to the holders of the Incentive Distribution Rights, Pro Rata, and 1% to the General Partner until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) the First Liquidation Target Amount, plus (2) the excess of (aa) the Second Target Distribution less the First Target Distribution for each Quarter of the Partnership's existence over (bb) the cumulative per Unit amount of any distributions of Operating Surplus that was distributed pursuant to Sections 6.4(a)(v) and 6.4(b)(iii) (the sum of (1) plus (2) is hereinafter defined as the "Second Liquidation Target Amount"); and

                           (F) Finally, any remaining amount 50.5102% to all
                  Unitholders, Pro Rata, 48.4898% to the holders of the Incentive Distribution Rights, Pro Rata, and 1% to the General Partner.

                  (ii) If a Net Termination Loss is recognized (or deemed recognized pursuant to Section 5.5(d)), such Net Termination Loss shall be allocated among the Partners in the following manner:

                           (A) First, if such Net Termination Loss is recognized
                  (or is deemed to be recognized) prior to the conversion of the last Outstanding Subordinated Unit, 99% to the Unitholders holding Subordinated Units, Pro Rata, and 1% to the General Partner until the Capital Account in respect of each Subordinated Unit then Outstanding has been reduced to zero;

                           (B) Second, 99% to all Unitholders holding Common
                  Units, Pro Rata, and 1% to the General Partner until the Capital Account in respect of each Common Unit then Outstanding has been reduced to zero; and

                           (C) Third, the balance, if any, 100% to the General
                  Partner.

                  (d) Special Allocations. Notwithstanding any other provision of this Section 6.1, the following special allocations shall be made for such taxable period:

                  (i) Partnership Minimum Gain Chargeback. Notwithstanding any other provision of this Section 6.1, if there is a net decrease in Partnership Minimum Gain during any Partnership taxable period, each Partner shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(f)(6), 1.704-2(g)(2) and 1.704-2(j)(2)(i), or any successor provision. For purposes of this Section 6.1(d), each Partner's Adjusted Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(d) with respect to such taxable period (other than an allocation pursuant to Sections 6.1(d)(vi) and 6.1(d)(vii)). This Section 6.1(d)(i) is intended to comply with the Partnership Minimum Gain chargeback requirement in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

                  (ii) Chargeback of Partner Nonrecourse Debt Minimum Gain. Notwithstanding the other provisions of this Section 6.1 (other than Section 6.1(d)(i)), except as provided in Treasury Regulation Section 1.704-2(i)(4), if there is a net decrease in Partner Nonrecourse Debt Minimum Gain during any Partnership taxable period, any Partner with a share of Partner Nonrecourse Debt Minimum Gain at the beginning of such taxable period shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury

         Regulation Sections 1.704-2(i)(4) and 1.704-2(j)(2)(ii), or any successor provisions. For purposes of this Section 6.1(d), each Partner's Adjusted Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this
         Section 6.1(d), other than Section 6.1(d)(i) and other than an allocation pursuant to Sections 6.1(d)(vi) and 6.1(d)(vii), with respect to such taxable period. This Section 6.1(d)(ii) is intended to comply with the chargeback of items of income and gain requirement in Treasury Regulation Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

                  (iii)    Priority Allocations.

                           (A) If the amount of cash or the Net Agreed Value of
                  any property distributed (except cash or property distributed pursuant to Section 12.4) to any Unitholder with respect to its Units for a taxable year is greater (on a per Unit basis) than the amount of cash or the Net Agreed Value of property distributed to the other Unitholders with respect to their Units (on a per Unit basis), then (1) each Unitholder receiving such greater cash or property distribution shall be allocated gross income in an amount equal to the product of
                  (aa) the amount by which the distribution (on a per Unit basis) to such Unitholder exceeds the distribution (on a per Unit basis) to the Unitholders receiving the smallest distribution and (bb) the number of Units owned by the Unitholder receiving the greater distribution; and (2) the General Partner shall be allocated gross income in an aggregate amount equal to 1/99th of the sum of the amounts allocated in clause (1) above.

                           (B) After the application of Section 6.1(d)(iii)(A),
                  all or any portion of the remaining items of Partnership gross income or gain for the taxable period, if any, shall be allocated 100% to the holders of Incentive Distribution Rights, Pro Rata, until the aggregate amount of such items allocated to the holders of Incentive Distribution Rights pursuant to this paragraph 6.1(d)(iii)(B) for the current taxable year and all previous taxable years is equal to the cumulative amount of all Incentive Distributions made to the holders of Incentive Distribution Rights from the Closing Date to a date 45 days after the end of the current taxable year.

                  (iv) Qualified Income Offset. In the event any Partner unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6), items of
         Partnership income and gain shall be specially allocated to such Partner in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations promulgated under Section 704(b) of the Code, the deficit balance, if any, in its Adjusted Capital Account created by such adjustments, allocations or distributions as quickly as possible unless such deficit balance is otherwise eliminated pursuant to Section 6.1(d)(i) or (ii).

                  (v) Gross Income Allocations. In the event any Partner has a deficit balance in its Capital Account at the end of any Partnership taxable period in excess of the sum of (A) the amount such Partner is required to restore pursuant to the provisions of this Agreement and
         (B) the amount such Partner is deemed obligated to restore pursuant to Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5), such Partner shall be specially allocated items of Partnership gross income and gain in the amount of such excess as quickly as possible; provided, that an allocation pursuant to this Section 6.1(d)(v) shall be made only if and to the extent that such Partner would have a deficit balance in its Capital Account as adjusted after all other allocations provided for in this Section 6.1 have been tentatively made as if this Section 6.1(d)(v) were not in this Agreement.

                  (vi) Nonrecourse Deductions. Nonrecourse Deductions for any taxable period shall be allocated to the Partners in accordance with their respective Percentage Interests. If the General Partner determines in its good faith discretion that the Partnership's Nonrecourse Deductions must be allocated in a different ratio to satisfy the safe harbor requirements of the Treasury Regulations promulgated under Section 704(b) of the Code, the General Partner is authorized, upon notice to the other Partners, to revise the prescribed ratio to the numerically closest ratio that does satisfy such requirements.

                  (vii) Partner Nonrecourse Deductions. Partner Nonrecourse Deductions for any taxable period shall be allocated 100% to the Partner that bears the Economic Risk of Loss with respect to the Partner Nonrecourse Debt to which such Partner Nonrecourse Deductions are attributable in accordance with Treasury Regulation Section 1.704-2(i). If more than one Partner bears the Economic Risk of Loss with respect to a Partner Nonrecourse Debt, such Partner Nonrecourse Deductions attributable thereto shall be allocated between or among such Partners in accordance with the ratios in which they share such Economic Risk of Loss.

                  (viii) Nonrecourse Liabilities. For purposes of Treasury Regulation Section 1.752-3(a)(3), the Partners agree that Nonrecourse Liabilities of the Partnership in excess of the sum of (A) the amount of Partnership Minimum Gain and (B) the total amount of Nonrecourse Built-in Gain shall be allocated among the Partners in accordance with their respective Percentage Interests.

                  (ix) Code Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(c) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such item of gain or loss shall be specially allocated to the Partners in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Treasury Regulations.

                  (x) Economic Uniformity. At the election of the General Partner with respect to any taxable period ending upon, or after, the termination of the Subordination Period, all or a portion of the remaining items of Partnership gross income or gain for such taxable period, after taking into account allocations pursuant to Section 6.1(d)(iii), shall be allocated 100% to each Partner holding Subordinated Units that are Outstanding as of the termination of the Subordination Period ("Final Subordinated Units") in the proportion of the number of Final Subordinated Units held by such Partner to the total number of Final Subordinated Units then Outstanding, until each such Partner has been allocated an amount of gross income or gain which increases the Capital Account maintained with respect to such Final Subordinated Units to an amount equal to the product of (A) the number of Final Subordinated Units held by such Partner and (B) the Per Unit Capital Amount for a Common Unit. The purpose of this allocation is to establish uniformity between the Capital Accounts underlying Final Subordinated Units and the Capital Accounts underlying Common Units held by Persons other than the General Partner and its Affiliates immediately prior to the conversion of such Final Subordinated Units into Common Units. This allocation method for establishing such economic uniformity will only be available to the General Partner if the method for allocating the Capital Account maintained with respect to the Subordinated Units between the transferred and retained Subordinated Units pursuant to Section 5.5(c)(ii) does not otherwise provide such economic uniformity to the Final Subordinated Units.

                  (xi)     Curative Allocation.

                           (A) Notwithstanding any other provision of this
                  Section 6.1, other than the Required Allocations, the Required Allocations shall be taken into account in making the Agreed Allocations so that, to the extent possible, the net amount of items of income, gain, loss and deduction allocated to each Partner pursuant to the Required Allocations and the Agreed Allocations, together, shall be equal to the net amount of such items that would have been allocated to each such Partner under the Agreed Allocations had the Required Allocations and the related Curative Allocation not otherwise been provided in this Section 6.1. Notwithstanding the preceding sentence, Required Allocations relating to (1) Nonrecourse Deductions shall not be taken into account except to the extent that there has been a decrease in Partnership Minimum Gain and (2) Partner Nonrecourse Deductions shall not be taken into account except to the extent that there has been a decrease in Partner Nonrecourse Debt Minimum Gain. Allocations pursuant to this
                  Section 6.1(d)(xi)(A) shall only be made with respect to Required Allocations to the extent the General Partner reasonably determines that such allocations will otherwise be inconsistent with the economic agreement among the Partners. Further, allocations pursuant to this Section 6.1(d)(xi)(A) shall be deferred with respect to allocations pursuant to clauses (1) and (2) hereof to the extent the General Partner reasonably determines that such allocations are likely to be offset by subsequent Required Allocations.

                           (B) The General Partner shall have reasonable
                  discretion, with respect to each taxable period, to (1) apply the provisions of Section 6.1(d)(xi)(A) in whatever order is most likely to minimize the economic distortions that might otherwise result from the Required Allocations, and (2) divide all allocations pursuant to Section 6.1(d)(xi)(A) among the Partners in a manner that is likely to minimize such economic distortions.

                  (xii) Corrective Allocations. In the event of any allocation of Additional Book Basis Derivative Items or any Book-Down Event or any recognition of a Net Termination Loss, the following rules shall apply:

                           (A) In the case of any allocation of Additional Book
                  Basis Derivative Items (other than an allocation of Unrealized Gain or Unrealized Loss under Section 5.5(d) hereof), the General Partner shall allocate additional items of gross income and gain away from the holders of Incentive Distribution Rights to the Unitholders and the General Partner, or additional items of deduction and loss away from the Unitholders and the General Partner to the holders of Incentive Distribution Rights, to the extent that the Additional Book Basis Derivative Items allocated to the Unitholders or the General Partner exceed their Share of Additional Book Basis Derivative Items. For this purpose, the Unitholders and the General Partner shall be treated as being allocated Additional Book Basis Derivative Items to the extent that such Additional Book Basis Derivative Items have reduced the amount of income that would otherwise have been allocated to the Unitholders or the General Partner under the Partnership Agreement (e.g., Additional Book Basis Derivative Items taken into account in computing cost of goods sold would reduce the amount of book income otherwise available for allocation among the Partners). Any allocation made pursuant to this Section 6.1(d)(xii)(A) shall be made after all of the other Agreed Allocations have been made as if this Section 6.1(d)(xii) were not in this Agreement and, to the extent necessary, shall require the reallocation of items that have been allocated pursuant to such other Agreed Allocations.

                           (B) In the case of any negative adjustments to the
                  Capital Accounts of the Partners resulting from a Book-Down Event or from the recognition of a Net Termination Loss, such negative adjustment (1) shall first be allocated, to the extent of the Aggregate Remaining Net Positive Adjustments, in such a manner, as reasonably determined by the General Partner, that to the extent possible the aggregate Capital Accounts of the Partners will equal the amount which would have been the Capital Account balance of the Partners if no prior Book-Up Events had occurred, and (2) any negative adjustment in excess of the Aggregate Remaining Net Positive Adjustments shall be allocated pursuant to
                  Section 6.1(c) hereof.

                           (C) In making the allocations required under this
                  Section 6.1(d)(xii), the General Partner, in its sole discretion, may apply whatever conventions or other methodology it deems reasonable to satisfy the purpose of this
                  Section 6.1(d)(xii).

SECTION 6.2   Allocations for Tax Purposes.

                  (a) Except as otherwise provided herein, for federal income tax purposes, each item of income, gain, loss and deduction shall be allocated among the Partners in the same manner as its correlative item of "book" income, gain, loss or deduction is allocated pursuant to Section 6.1.

                  (b) In an attempt to eliminate Book-Tax Disparities attributable to a Contributed Property or Adjusted Property, items of income, gain, loss, depreciation, amortization and cost recovery deductions shall be allocated for federal income tax purposes among the Partners as follows:

                  (i) (A) In the case of a Contributed Property, such items attributable thereto shall be allocated among the Partners in the manner provided under Section 704(c) of the Code that takes into account the variation between the Agreed Value of such property and its adjusted basis at the time of contribution; and (B) any item of Residual Gain or Residual Loss attributable to a Contributed Property shall be allocated among the Partners in the same manner as its correlative item of "book" gain or loss is allocated pursuant to
         Section 6.1.

                  (ii) (A) In the case of an Adjusted Property, such items shall
         (1) first, be allocated among the Partners in a manner consistent with the principles of Section 704(c) of the Code to take into account the Unrealized Gain or Unrealized Loss attributable to such property and the allocations thereof pursuant to Section 5.5(d)(i) or 5.5(d)(ii), and (2) second, in the event such property was originally a Contributed Property, be allocated among the Partners in a manner consistent with
         Section 6.2(b)(i)(A); and (B) any item of Residual Gain or Residual Loss attributable to an Adjusted Property shall be allocated among the Partners in the same manner as its correlative item of "book" gain or loss is allocated pursuant to Section 6.1.

                  (iii) The General Partner shall apply the principles of Treasury Regulation Section 1.704-3(d) to eliminate Book-Tax Disparities.


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
                  (c) For the proper administration of the Partnership and for the preservation of uniformity of the Limited Partner Interests (or any class or classes thereof), the General Partner shall have sole discretion to (i) adopt such conventions as it deems appropriate in determining the amount of depreciation, amortization and cost recovery deductions; (ii) make special allocations for federal income tax purposes of income (including, without limitation, gross income) or deductions; and (iii) amend the provisions of this Agreement as appropriate (x) to reflect the proposal or promulgation of Treasury Regulations under Section 704(b) or Section 704(c) of the Code or (y) otherwise to preserve or achieve uniformity of the Limited Partner Interests (or any class or classes thereof). The General Partner may adopt such conventions, make such allocations and make such amendments to this Agreement as provided in this
Section 6.2(c) only if such conventions, allocations or amendments would not have a material adverse effect on the Partners, the holders of any class or classes of Limited Partner Interests issued and Outstanding or the Partnership, and if such allocations are consistent with the principles of Section 704 of the Code.

                  (d) The General Partner in its discretion may determine to depreciate or amortize the portion of an adjustment under Section 743(b) of the Code attributable to unrealized appreciation in any Adjusted Property (to the extent of the unamortized Book-Tax Disparity) using a predetermined rate derived from the depreciation or amortization method and useful life applied to the Partnership's common basis of such property, despite any inconsistency of such approach with Treasury Regulation Section 1.167(c)-l(a)(6), Proposed Treasury Regulation 1.197-2(g)(3), or any successor regulations thereto. If the General Partner determines that such reporting position cannot reasonably be taken, the General Partner may adopt depreciation and amortization conventions under which all purchasers acquiring Limited Partner Interests in the same month would receive depreciation and amortization deductions, based upon the same applicable rate as if they had purchased a direct interest in the Partnership's property. If the General Partner chooses not to utilize such aggregate method, the General Partner may use any other reasonable depreciation and amortization conventions to preserve the uniformity of the intrinsic tax characteristics of any Limited Partner Interests that would not have a material adverse effect on the Limited Partners or the Record Holders of any class or classes of Limited Partner Interests.

                  (e) Any gain allocated to the Partners upon the sale or other taxable disposition of any Partnership asset shall, to the extent possible, after taking into account other required allocations of gain pursuant to this
Section 6.2, be characterized as Recapture Income in the same proportions and to the same extent as such Partners (or their predecessors in interest) have been allocated any deductions directly or indirectly giving rise to the treatment of such gains as Recapture Income.

                  (f) All items of income, gain, loss, deduction and credit recognized by the Partnership for federal income tax purposes and allocated to the Partners in accordance with the provisions hereof shall be determined without regard to any election under Section 754 of the Code which may be made by the Partnership; provided, however, that such allocations, once


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made, shall be adjusted as necessary or appropriate to take into account those adjustments permitted or required by Sections 734 and 743 of the Code.

                  (g) Each item of Partnership income, gain, loss and deduction attributable to a transferred Partnership Interest, shall for federal income tax purposes, be determined on an annual basis and prorated on a monthly basis and shall be allocated to the Partners as of the opening of the New York Stock Exchange on the first Business Day of each month; provided, however, that (i) such items for the period beginning on the Closing Date and ending on the last day of the month in which the Option Closing Date or the expiration of the Over-allotment Option occurs shall be allocated to the Partners as of the opening of the New York Stock Exchange on the first Business Day of the next succeeding month; and provided, further, that gain or loss on a sale or other disposition of any assets of the Partnership other than in the ordinary course of business shall be allocated to the Partners as of the opening of the New York Stock Exchange on the first Business Day of the month in which such gain or loss is recognized for federal income tax purposes. The General Partner may revise, alter or otherwise modify such methods of allocation as it determines necessary, to the extent permitted or required by Section 706 of the Code and the regulations or rulings promulgated thereunder.

                  (h) Allocations that would otherwise be made to a Limited Partner under the provisions of this Article VI shall instead be made to the beneficial owner of Limited Partner Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method acceptable to the General Partner in its sole discretion.

SECTION 6.3 Requirement and Characterization of Distributions; Distributions to Record Holders.

                  (a) Within 45 days following the end of each Quarter commencing with the Quarter ending on December 31, 2000, an amount equal to 100% of Available Cash with respect to such Quarter shall, subject to Section 17-607 of the Delaware Act, be distributed in accordance with this Article VI by the Partnership to the Partners as of the Record Date selected by the General Partner in its reasonable discretion. All amounts of Available Cash distributed by the Partnership on any date from any source shall be deemed to be Operating Surplus until the sum of all amounts of Available Cash theretofore distributed by the Partnership to the Partners pursuant to Section 6.4 equals the Operating Surplus from the Closing Date through the close of the immediately preceding Quarter. Any remaining amounts of Available Cash distributed by the Partnership on such date shall, except as otherwise provided in Section 6.5, be deemed to be "Capital Surplus." All distributions required to be made under this Agreement shall be made subject to Section 17-607 of the Delaware Act.

                  (b) Notwithstanding Section 6.3(a), in the event of the dissolution and liquidation of the Partnership, all receipts received during or after the Quarter in which the Liquidation Date occurs, other than from borrowings described in (a)(ii) of the definition of


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Available Cash, shall be applied and distributed solely in accordance with, and subject to the terms and conditions of, Section 12.4.

                  (c) The General Partner shall have the discretion to treat taxes paid by the Partnership on behalf of, or amounts withheld with respect to, all or less than all of the Partners, as a distribution of Available Cash to such Partners.

                  (d) Each distribution in respect of a Partnership Interest shall be paid by the Partnership, directly or through the Transfer Agent or through any other Person or agent, only to the Record Holder of such Partnership Interest as of the Record Date set for such distribution. Such payment shall constitute full payment and satisfaction of the Partnership's liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of an assignment or otherwise.

SECTION 6.4   Distributions of Available Cash from Operating Surplus.

                  (a) During Subordination Period. Available Cash with respect to any Quarter within the Subordination Period that is deemed to be Operating Surplus pursuant to the provisions of Section 6.3 or 6.5 shall, subject to
Section 17-607 of the Delaware Act, be distributed as follows, except as otherwise required by Section 5.6(b) in respect of additional Partnership Securities issued pursuant thereto:

                  (i) First, 99% to the Unitholders holding Common Units, Pro Rata, and 1% to the General Partner until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

                  (ii) Second, 99% to the Unitholders holding Common Units, Pro Rata, and 1% to the General Partner until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage existing with respect to such Quarter;

                  (iii) Third, 99% to the Unitholders holding Subordinated Units, Pro Rata, and 1% to the General Partner until there has been distributed in respect of each Subordinated Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

                  (iv) Fourth, 90.9184% to all Unitholders, Pro Rata, 8.0816% to the holders of the Incentive Distribution Rights, Pro Rata, and 1% to the General Partner until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the First Target Distribution over the Minimum Quarterly Distribution for such Quarter;


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                  (v) Fifth, 75.7653% to all Unitholders, Pro Rata, 23.2347% to
         the holders of the Incentive Distribution Rights, Pro Rata, and 1% to the General Partner until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Second Target Distribution over the First Target Distribution for such Quarter; and

                  (vi) Thereafter, 50.5102% to all Unitholders, Pro Rata, 48.4898% to the holders of the Incentive Distribution Rights, Pro Rata, and 1% to the General Partner;

provided, however, if the Minimum Quarterly Distribution, the First Target Distribution and the Second Target Distribution have been reduced to zero pursuant to the second sentence of Section 6.6(a), the distribution of Available Cash that is deemed to be Operating Surplus with respect to any Quarter will be made solely in accordance with Section 6.4(a)(vi).

                  (b) After Subordination Period. Available Cash with respect to any Quarter after the Subordination Period that is deemed to be Operating Surplus pursuant to the provisions of Section 6.3 or 6.5, subject to Section 17-607 of the Delaware Act, shall be distributed as follows, except as otherwise required by Section 5.6(b) in respect of additional Partnership Securities issued pursuant thereto:

                  (i) First, 99% to all Unitholders, Pro Rata, and 1% to the General Partner until there has been distributed in respect of each Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

                  (ii) Second, 90.9184% to all Unitholders, Pro Rata, and 8.0816% to the holders of the Incentive Distribution Rights, Pro Rata, and 1% to the General Partner until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the First Target Distribution over the Minimum Quarterly Distribution for such Quarter;

                  (iii) Third, 75.7653% to all Unitholders, Pro Rata, and 23.2347% to the holders of the Incentive Distribution Rights, Pro Rata, and 1% to the General Partner until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Second Target Distribution over the First Target Distribution for such Quarter; and

                  (iv) Thereafter, 50.5102% to all Unitholders, Pro Rata, and 48.4898% to the holders of the Incentive Distribution Rights, Pro Rata, and 1% to the General Partner;

provided, however, if the Minimum Quarterly Distribution, the First Target Distribution and the Second Target Distribution have been reduced to zero pursuant to the second sentence of Section 6.6(a), the distribution of Available Cash that is deemed to be Operating Surplus with respect to any Quarter will be made solely in accordance with Section 6.4(b)(iv).


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SECTION 6.5   Distributions of Available Cash from Capital Surplus.

         Available Cash that is deemed to be Capital Surplus pursuant to the provisions of Section 6.3(a) shall, subject to Section 17-607 of the Delaware Act, be distributed, unless the provisions of Section 6.3 require otherwise, 99% to all Unitholders, Pro Rata, and 1% to the General Partner until a hypothetical holder of a Common Unit acquired on the Closing Date has received with respect to such Common Unit, during the period since the Closing Date through such date, distributions of Available Cash that are deemed to be Capital Surplus in an aggregate amount equal to the Initial Unit Price. Available Cash that is deemed to be Capital Surplus shall then be distributed 99% to all Unitholders holding Common Units, Pro Rata, and 1% to the General Partner until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage. Thereafter, all Available Cash shall be distributed as if it were Operating Surplus and shall be distributed in accordance with Section 6.4.

SECTION 6.6 Adjustment of Minimum Quarterly Distribution and Target Distribution Levels.

                  (a) The Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution, Common Unit Arrearages and Cumulative Common Unit Arrearages shall be proportionately adjusted in the event of any distribution, combination or subdivision (whether effected by a distribution payable in Units or otherwise) of Units or other Partnership Securities in accordance with Section 5.10. In the event of a distribution of Available Cash that is deemed to be from Capital Surplus, the then applicable Minimum Quarterly Distribution, First Target Distribution and Second Target Distribution shall be adjusted proportionately downward to equal the product obtained by multiplying the otherwise applicable Minimum Quarterly Distribution, First Target Distribution and Second Target Distribution, as the case may be, by a fraction of which the numerator is the Unrecovered Capital of the Common Units immediately after giving effect to such distribution and of which the denominator is the Unrecovered Capital of the Common Units immediately prior to giving effect to such distribution.

                  (b) The Minimum Quarterly Distribution, First Target Distribution and Second Target Distribution shall also be subject to adjustment pursuant to Section 6.9.

SECTION 6.7   Special Provisions Relating to the Holders of Subordinated Units.

                  (a) Except with respect to the right to vote on or approve matters requiring the vote or approval of a percentage of the holders of Outstanding Common Units and the right to participate in allocations of income, gain, loss and deduction and distributions made with respect to Common Units, the holder of a Subordinated Unit shall have all of the rights and obligations of a Unitholder holding Common Units hereunder; provided, however, that immediately upon the conversion of Subordinated Units into Common Units pursuant to Section 5.8, the Unitholder holding a Subordinated Unit shall possess all of the rights and obligations of a Unitholder holding Common Units hereunder, including the right to vote as a Common Unitholder and the


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right to participate in allocations of income, gain, loss and deduction and distributions made with respect to Common Units; provided, however, that such converted Subordinated Units shall remain subject to the provisions of Sections 5.5(c)(ii), 6.1(d)(x) and 6.7(b).

                  (b) The Unitholder holding a Subordinated Unit that has converted into a Common Unit pursuant to Section 5.8 shall not be issued a Common Unit Certificate pursuant to Section 4.1, and shall not be permitted to transfer its converted Subordinated Units to a Person which is not an Affiliate of the holder until such time as the General Partner determines, based on advice of counsel, that a converted Subordinated Unit should have, as a substantive matter, like intrinsic economic and federal income tax characteristics, in all material respects, to the intrinsic economic and federal income tax characteristics of an Initial Common Unit. In connection with the condition imposed by this Section 6.7(b), the General Partner may take whatever reasonable steps are required to provide economic uniformity to the converted Subordinated Units in preparation for a transfer of such converted Subordinated Units, including the application of Sections 5.5(c)(ii) and 6.1(d)(x); provided, however, that no such steps may be taken that would have a material adverse effect on the Unitholders holding Common Units represented by Common Unit Certificates.

SECTION 6.8 Special Provisions Relating to the Holders of Incentive Distribution Rights.

         Notwithstanding anything to the contrary set forth in this Agreement, the holders of the Incentive Distribution Rights (a) shall (i) possess the rights and obligations provided in this Agreement with respect to a Limited Partner pursuant to Articles III and VII and (ii) have a Capital Account as a Partner pursuant to Section 5.5 and all other provisions related thereto and (b) shall not (i) be entitled to vote on any matters requiring the approval or vote of the holders of Outstanding Units, (ii) be entitled to any distributions other than as provided in Sections 6.4(a)(iv), (v) and (vi), 6.4(b)(ii), (iii) and
(iv), and 12.4 or (iii) be allocated items of income, gain, loss or deduction other than as specified in this Article VI.

SECTION 6.9 Entity-Level Taxation.

         If legislation is enacted or the interpretation of existing language is modified by the relevant governmental authority which causes the Partnership or the Operating Partnership to be treated as an association taxable as a corporation or otherwise subjects the Partnership or the Operating Partnership to entity-level taxation for federal, state or local income tax purposes, the then applicable Minimum Quarterly Distribution, First Target Distribution and Second Target Distribution shall be adjusted to equal the product obtained by multiplying (a) the amount thereof by (b) one minus the sum of (i) the highest marginal federal corporate (or other entity, as applicable) income tax rate of the Partnership or the Operating Partnership for the taxable year of the Partnership or the Operating Partnership in which such Quarter occurs (expressed as a percentage) plus (ii) the effective overall state and local income tax rate (expressed as a percentage) applicable to the Partnership or the Operating Partnership for the calendar year next preceding the calendar year in which such Quarter occurs (after taking into account the benefit of


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any deduction allowable for federal income tax purposes with respect to the payment of state and local income taxes), but only to the extent of the increase in such rates resulting from such legislation or interpretation. Such effective overall state and local income tax rate shall be determined for the taxable year next preceding the first taxable year during which the Partnership or the Operating Partnership is taxable for federal income tax purposes as an association taxable as a corporation or is otherwise subject to entity-level taxation by determining such rate as if the Partnership or the Operating Partnership had been subject to such state and local taxes during such preceding taxable year.

                                   ARTICLE VII
                      MANAGEMENT AND OPERATION OF BUSINESS

SECTION 7.1   Management.

                  (a) The General Partner shall conduct, direct and manage all activities of the Partnership. Except as otherwise expressly provided in this Agreement, all management powers over the business and affairs of the Partnership shall be exclusively vested in the General Partner, and no Limited Partner or Assignee shall have any management power over the business and affairs of the Partnership. In addition to the powers now or hereafter granted a general partner of a limited partnership under applicable law or which are granted to the General Partner under any other provision of this Agreement, the General Partner, subject to Section 7.3, shall have full power and authority to do all things and on such terms as it, in its sole discretion, may deem necessary or appropriate to conduct the business of the Partnership, to exercise all powers set forth in Section 2.5 and to effectuate the purposes set forth in
Section 2.4, including the following:

                  (i) the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into Partnership Securities, and the incurring of any other obligations;

                  (ii) the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over the business or assets of the Partnership;

                  (iii) the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of the assets of the Partnership or the merger or other combination of the Partnership with or into another Person (the matters described in this clause (iii) being subject, however, to any prior approval that may be required by
         Section 7.3);

                  (iv) the use of the assets of the Partnership (including cash on hand) for any purpose consistent with the terms of this Agreement, including the financing of the


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         conduct of the operations of the Partnership Group; subject to Section
         7.6(a), the lending of funds to other Persons (including the Operating Partnership); the repayment of obligations of the Partnership Group and the making of capital contributions to any member of the Partnership Group;

                  (v) the negotiation, execution and performance of any contracts, conveyances or other instruments (including instruments that limit the liability of the Partnership under contractual arrangements to all or particular assets of the Partnership, with the other party to the contract to have no recourse against the General Partner or its assets other than its interest in the Partnership, even if same results in the terms of the transaction being less favorable to the Partnership than would otherwise be the case);

                  (vi)   the distribution of Partnership cash;

                  (vii) the selection and dismissal of employees (including employees having titles such as "president," "vice president," "secretary" and "treasurer") and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

                  (viii) the maintenance of such insurance for the benefit of the Partnership Group and the Partners as it deems necessary or appropriate;

                  (ix) the formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any further limited or general partnerships, joint ventures, corporations or other relationships (including the acquisition of interests in, and the contributions of property to, the Operating Partnership from time to time) subject to the restrictions set forth in Section 2.4;

                  (x) the control of any matters affecting the rights and obligations of the Partnership, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation and the incurring of legal expense and the settlement of claims and litigation;

                  (xi) the indemnification of any Person against liabilities and contingencies to the extent permitted by law;

                  (xii) the entering into of listing agreements with any National Securities Exchange and the delisting of some or all of the Limited Partner Interests from, or requesting that trading be suspended on, any such exchange (subject to any prior approval that may be required under Section 4.8);


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                  (xiii) unless restricted or prohibited by Section 5.7, the purchase, sale or other acquisition or disposition of Partnership Securities, or the issuance of additional options, rights, warrants and appreciation rights relating to Partnership Securities; and

                  (xiv) the undertaking of any action in connection with the Partnership's participation in the Operating Partnership as a partner.

                  (b) Notwithstanding any other provision of this Agreement, the Operating Partnership Agreement, the Delaware Act or any applicable law, rule or regulation, each of the Partners and the Assignees and each other Person who may acquire an interest in Partnership Securities hereby (i) approves, ratifies and confirms the execution, delivery and performance by the parties thereto of the Operating Partnership Agreement, the Underwriting Agreement, the Omnibus Agreement, the Contribution Agreement, and the other agreements described in or filed as exhibits to the Registration Statement that are related to the transactions contemplated by the Registration Statement; (ii) agrees that the General Partner (on its own or through any officer of the Partnership) is authorized to execute, deliver and perform the agreements referred to in clause
(i) of this sentence and the other agreements, acts, transactions and matters described in or contemplated by the Registration Statement on behalf of the Partnership without any further act, approval or vote of the Partners or the Assignees or the other Persons who may acquire an interest in Partnership Securities; and (iii) agrees that the execution, delivery or performance by the General Partner, any Group Member or any Affiliate of any of them, of this Agreement or any agreement authorized or permitted under this Agreement (including the exercise by the General Partner or any Affiliate of the General Partner of the rights accorded pursuant to Article XV), shall not constitute a breach by the General Partner of any duty that the General Partner may owe the Partnership or the Limited Partners or any other Persons under this Agreement (or any other agreements) or of any duty stated or implied by law or equity.

SECTION 7.2   Certificate of Limited Partnership.

         The General Partner has caused the Certificate of Limited Partnership to be filed with the Secretary of State of the State of Delaware as required by the Delaware Act and shall use all reasonable efforts to cause to be filed such other certificates or documents as may be determined by the General Partner in its sole discretion to be reasonable and necessary or appropriate for the formation, continuation, qualification and operation of a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware or any other state in which the Partnership may elect to do business or own property. To the extent that such action is determined by the General Partner in its sole discretion to be reasonable and necessary or appropriate, the General Partner shall file amendments to and restatements of the Certificate of Limited Partnership and do all things to maintain the Partnership as a limited partnership (or a partnership or other entity in which the limited partners have limited liability) under the laws of the State of Delaware or of any other state in which the Partnership may elect to do business or own property. Subject to the terms of Section 3.4(a), the General Partner shall not be required,


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before or after filing, to deliver or mail a copy of the Certificate of Limited
Partnership, any qualification document or any amendment thereto to any Limited Partner.

SECTION 7.3   Restrictions on General Partner's Authority.

                  (a) The General Partner may not, without written approval of the specific act by holders of all of the Outstanding Limited Partner Interests or by other written instrument executed and delivered by holders of all of the Outstanding Limited Partner Interests subsequent to the date of this Agreement, take any action in contravention of this Agreement, including, except as otherwise provided in this Agreement, (i) committing any act that would make it impossible to carry on the ordinary business of the Partnership; (ii) possessing Partnership property, or assigning any rights in specific Partnership property, for other than a Partnership purpose; (iii) admitting a Person as a Partner;
(iv) amending this Agreement in any manner; or (v) transferring its interest as general partner of the Partnership.

                  (b) Except as provided in Articles XII and XIV, the General Partner may not sell, exchange or otherwise dispose of all or substantially all of the Partnership's assets in a single transaction or a series of related transactions (including by way of merger, consolidation or other combination) or approve on behalf of the Partnership the sale, exchange or other disposition of all or substantially all of the assets of the Operating Partnership, taken as a whole, without the approval of holders of a Unit Majority; provided however that this provision shall not preclude or limit the General Partner's ability to mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the assets of the Partnership or the Operating Partnership and shall not apply to any forced sale of any or all of the assets of the Partnership or the Operating Partnership pursuant to the foreclosure of, or other realization upon, any such encumbrance. Without the approval of holders of a Unit Majority, the General Partner shall not, on behalf of the Partnership,
(i) consent to any amendment to the Operating Partnership Agreement or, except as expressly permitted by Section 7.9(d), take any action permitted to be taken by a partner of the Operating Partnership, in either case, that would have a material adverse effect on the Partnership as a partner of the Operating Partnership or (ii) except as permitted under Sections 4.6, 11.1 and 11.2, elect or cause the Partnership to elect a successor general partner of the Partnership or the Operating Partnership.

SECTION 7.4   Reimbursement of the General Partner.

                  (a) Except as provided in this Section 7.4 and elsewhere in this Agreement or in the Operating Partnership Agreement, the General Partner shall not be compensated for its services as general partner of any Group Member.

                  (b) The General Partner shall be reimbursed on a monthly basis, or such other reasonable basis as the General Partner may determine in its sole discretion, for (i) all direct and indirect expenses it incurs or payments it makes on behalf of the Partnership (including salary, bonus, incentive compensation and other amounts paid to any Person including Affiliates of the


                                      A-64
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General Partner to perform services for the Partnership or for the General
Partner in the discharge of its duties to the Partnership), and (ii) all other necessary or appropriate expenses allocable to the Partnership or otherwise reasonably incurred by the General Partner in connection with operating the Partnership's business (including expenses allocated to the General Partner by its Affiliates). The General Partner shall determine the expenses that are allocable to the Partnership in any reasonable manner determined by the General Partner in its sole discretion. Reimbursements pursuant to this Section 7.4 shall be in addition to any reimbursement to the General Partner as a result of indemnification pursuant to Section 7.7.

                  (c) Subject to Section 5.7, the General Partner, in its sole discretion and without the approval of the Limited Partners (who shall have no right to vote in respect thereof), may propose and adopt on behalf of the Partnership employee benefit plans, employee programs and employee practices (including plans, programs and practices involving the issuance of Partnership Securities or options to purchase Partnership Securities), or cause the Partnership to issue Partnership Securities in connection with, or pursuant to, any employee benefit plan, employee program or employee practice maintained or sponsored by the General Partner or any of its Affiliates, in each case for the benefit of employees of the General Partner, any Group Member or any Affiliate, or any of them, in respect of services performed, directly or indirectly, for the benefit of the Partnership Group. The Partnership agrees to issue and sell to the General Partner or any of its Affiliates any Partnership Securities that the General Partner or such Affiliate is obligated to provide to any employees pursuant to any such employee benefit plans, employee programs or employee practices. Expenses incurred by the General Partner in connection with any such plans, programs and practices (including the net cost to the General Partner or such Affiliate of Partnership Securities purchased by the General Partner or such Affiliate from the Partnership to fulfill options or awards under such plans, programs and practices) shall be reimbursed in accordance with Section 7.4(b). Any and all obligations of the General Partner under any employee benefit plans, employee programs or employee practices adopted by the General Partner as permitted by this Section 7.4(c) shall constitute obligations of the General Partner hereunder and shall be assumed by any successor General Partner approved pursuant to Section 11.1 or 11.2 or the transferee of or successor to all of the General Partner's General Partner Interest pursuant to Section 4.6.

SECTION 7.5   Outside Activities.

                  (a) After the Closing Date, the General Partner, for so long as it is the General Partner of the Partnership (i) agrees that its sole business will be to act as the general partner of the Partnership, the Operating Partnership, and any other partnership or limited liability company of which the Partnership or the Operating Partnership is, directly or indirectly, a partner and to undertake activities that are ancillary or related thereto (including being a limited partner in the Partnership), (ii) shall not engage in any business or activity or incur any debts or liabilities except in connection with or incidental to (A) its performance as general partner of one or more Group Members or as described in or contemplated by the Registration Statement or (B) the acquiring, owning or disposing of debt or equity securities in any Group Member and (iii) except


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to the extent permitted in the Omnibus Agreement, shall not, and shall cause its
Affiliates not to, engage in any Restricted Business.

                  (b) DSRC has entered into the Omnibus Agreement with the Partnership and the Operating Partnership, which agreement sets forth certain restrictions on the ability of DSRC and its Affiliates to engage in Restricted Businesses.

                  (c) Except as specifically restricted by Section 7.5(a) and the Omnibus Agreement, each Indemnitee (other than the General Partner) shall have the right to engage in businesses of every type and description and other activities for profit and to engage in and possess an interest in other business ventures of any and every type or description, whether in businesses engaged in or anticipated to be engaged in by any Group Member, independently or with others, including business interests and activities in direct competition with the business and activities of any Group Member, and none of the same shall constitute a breach of this Agreement or any duty express or implied by law to any Group Member or any Partner or Assignee. Neither any Group Member, any Limited Partner nor any other Person shall have any rights by virtue of this Agreement, the Operating Partnership Agreement or the partnership relationship established hereby or thereby in any business ventures of any Indemnitee.

                  (d) Subject to the terms of Section 7.5(a), Section 7.5(b),
Section 7.5(c) and the Omnibus Agreement, but otherwise notwithstanding anything to the contrary in this Agreement, (i) the engaging in competitive activities by any Indemnitees (other than the General Partner) in accordance with the provisions of this Section 7.5 is hereby approved by the Partnership and all Partners, (ii) it shall be deemed not to be a breach of the General Partner's fiduciary duty or any other obligation of any type whatsoever of the General Partner for the Indemnitees (other than the General Partner) to engage in such business interests and activities in preference to or to the exclusion of the Partnership and (iii) except as set forth in the Omnibus Agreement, the General Partner and the Indemnitees shall have no obligation to present business opportunities to the Partnership.

                  (e) The General Partner and any of its Affiliates may acquire Units or other Partnership Securities in addition to those acquired on the Closing Date and, except as otherwise provided in this Agreement, shall be entitled to exercise all rights of the General Partner or Limited Partner, as applicable, relating to such Units or Partnership Securities.

                  (f) The term "Affiliates" when used in Section 7.5(a) and
Section 7.5(e) with respect to the General Partner shall not include any Group Member or any Subsidiary of the Group Member.

                  (g) Anything in this Agreement to the contrary notwithstanding, to the extent that provisions of Sections 7.7, 7.8, 7.9, 7.10 or other Sections of this Agreement purport or are interpreted to have the effect of restricting the fiduciary duties that might otherwise, as a result of Delaware or other applicable law, be owed by the General Partner to the Partnership and its


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Limited Partners, or to constitute a waiver or consent by the Limited Partners to any such restriction, such provisions shall be inapplicable and have no effect in determining whether the General Partner has complied with its fiduciary duties in connection with determinations made by it under this Section 7.5.

SECTION 7.6 Loans from the General Partner; Loans or Contributions from the Partnership; Contracts with Affiliates; Certain Restrictions on the General Partner.

                  (a) The General Partner or its Affiliates may lend to any Group Member, and any Group Member may borrow from the General Partner or any of its Affiliates, funds needed or desired by the Group Member for such periods of time and in such amounts as the General Partner may determine; provided, however, that in any such case the lending party may not charge the borrowing party interest at a rate greater than the rate that would be charged the borrowing party or impose terms less favorable to the borrowing party than would be charged or imposed on the borrowing party by unrelated lenders on comparable loans made on an arm's-length basis (without reference to the lending party's financial abilities or guarantees). The borrowing party shall reimburse the lending party for any costs (other than any additional interest costs) incurred by the lending party in connection with the borrowing of such funds. For purposes of this Section 7.6(a) and Section 7.6(b), the term "Group Member" shall include any Affiliate of a Group Member that is controlled by the Group Member. No Group Member may lend funds to the General Partner or any of its Affiliates (other than another Group Member).

                  (b) The Partnership may lend or contribute to any Group Member, and any Group Member may borrow from the Partnership, funds on terms and conditions established in the sole discretion of the General Partner; provided, however, that the Partnership may not charge the Group Member interest at a rate less than the rate that would be charged to the Group Member (without reference to the General Partner's financial abilities or guarantees) by unrelated lenders on comparable loans. The foregoing authority shall be exercised by the General Partner in its sole discretion and shall not create any right or benefit in favor of any Group Member or any other Person.

                  (c) The General Partner may itself, or may enter into an agreement with any of its Affiliates to, render services to a Group Member or to the General Partner in the discharge of its duties as general partner of the Partnership. Any services rendered to a Group Member by the General Partner or any of its Affiliates shall be on terms that are fair and reasonable to the Partnership; provided, however, that the requirements of this Section 7.6(c) shall be deemed satisfied as to (i) any transaction approved by Special Approval, (ii) any transaction, the terms of which are no less favorable to the Partnership Group than those generally being provided to or available from unrelated third parties or (iii) any transaction that, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership Group), is equitable to the Partnership Group. The provisions of
Section 7.4 shall apply to the rendering of services described in this Section 7.6(c).


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                  (d) The Partnership Group may transfer assets to joint
ventures, other partnerships, corporations, limited liability companies or other business entities in which it is or thereby becomes a participant upon such terms and subject to such conditions as are consistent with this Agreement and applicable law.

                  (e) Neither the General Partner nor any of its Affiliates shall sell, transfer or convey any property to, or purchase any property from, the Partnership, directly or indirectly, except pursuant to transactions that are fair and reasonable to the Partnership; provided, however, that the requirements of this Section 7.6(e) shall be deemed to be satisfied as to (i) the transactions effected pursuant to Sections 5.2 and 5.3, the Contribution Agreement and any other transactions described in or contemplated by the Registration Statement, (ii) any transaction approved by Special Approval, (iii) any transaction, the terms of which are no less favorable to the Partnership than those generally being provided to or available from unrelated third parties, or (iv) any transaction that, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership), is equitable to the Partnership. With respect to any contribution of assets to the Partnership in exchange for Partnership Securities, the Conflicts Committee, in determining whether the appropriate number of Partnership Securities are being issued, may take into account, among other things, the fair market value of the assets, the liquidated and contingent liabilities assumed, the tax basis in the assets, the extent to which tax-only allocations to the transferor will protect the existing partners of the Partnership against a low tax basis, and such other factors as the Conflicts Committee deems relevant under the circumstances.

                  (f) The General Partner and its Affiliates will have no obligation to permit any Group Member to use any facilities or assets of the General Partner and its Affiliates, except as may be provided in contracts entered into from time to time specifically dealing with such use, nor shall there be any obligation on the part of the General Partner or its Affiliates to enter into such contracts.

                  (g) Without limitation of Sections 7.6(a) through 7.6(f), and notwithstanding anything to the contrary in this Agreement, the existence of the conflicts of interest described in the Registration Statement are hereby approved by all Partners.

SECTION 7.7   Indemnification.

                  (a) To the fullest extent permitted by law but subject to the limitations expressly provided in this Agreement, all Indemnitees shall be indemnified and held harmless by the Partnership from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as an Indemnitee;


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provided, that in each case the Indemnitee acted in good faith and in a manner that such Indemnitee reasonably believed to be in, or (in the case of a Person other than the General Partner) not opposed to, the best interests of the Partnership and, with respect to any criminal proceeding, had no reasonable cause to believe its conduct was unlawful; provided, further, no indemnification pursuant to this Section 7.7 shall be available to the General Partner with respect to its obligations incurred pursuant to the Underwriting Agreement or the Contribution Agreement (other than obligations incurred by the General Partner on behalf of the Partnership or the Operating Partnership). The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not create a presumption that the Indemnitee acted in a manner contrary to that specified above. Any indemnification pursuant to this Section 7.7 shall be made only out of the assets of the Partnership, it being agreed that the General Partner shall not be personally liable for such indemnification and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate such indemnification.

                  (b) To the fullest extent permitted by law, expenses (including legal fees and expenses) incurred by an Indemnitee who is indemnified pursuant to Section 7.7(a) in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Partnership prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Partnership of any undertaking by or on behalf of the Indemnitee to repay such amount if it shall be determined that the Indemnitee is not entitled to be indemnified as authorized in this Section 7.7.

                  (c) The indemnification provided by this Section 7.7 shall be in addition to any other rights to which an Indemnitee may be entitled under any agreement, pursuant to any vote of the holders of Outstanding Limited Partner Interests, as a matter of law or otherwise, both as to actions in the Indemnitee's capacity as an Indemnitee and as to actions in any other capacity (including any capacity under the Underwriting Agreement), and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee.

                  (d) The Partnership may purchase and maintain (or reimburse the General Partner or its Affiliates for the cost of) insurance, on behalf of the General Partner, its Affiliates and such other Persons as the General Partner shall determine, against any liability that may be asserted against or expense that may be incurred by such Person in connection with the Partnership's activities or such Person's activities on behalf of the Partnership, regardless of whether the Partnership would have the power to indemnify such Person against such liability under the provisions of this Agreement.

                  (e) For purposes of this Section 7.7, the Partnership shall be deemed to have requested an Indemnitee to serve as fiduciary of an employee benefit plan whenever the performance by it of its duties to the Partnership also imposes duties on, or otherwise involves services by, it to the plan or participants or beneficiaries of the plan; excise taxes assessed on an


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Indemnitee with respect to an employee benefit plan pursuant to applicable law shall constitute "fines" within the meaning of Section 7.7(a); and action taken or omitted by it with respect to any employee benefit plan in the performance of its duties for a purpose reasonably believed by it to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is in, or not opposed to, the best interests of the Partnership.

                  (f) In no event may an Indemnitee subject the Limited Partners to personal liability by reason of the indemnification provisions set forth in this Agreement.

                  (g) An Indemnitee shall not be denied indemnification in whole or in part under this Section 7.7 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

                  (h) The provisions of this Section 7.7 are for the benefit of the Indemnitees, their heirs, successors, assigns and administrators and shall not be deemed to create any rights for the benefit of any other Persons.

                  (i) No amendment, modification or repeal of this Section 7.7 or any provision hereof shall in any manner terminate, reduce or impair the right of any past, present or future Indemnitee to be indemnified by the Partnership, nor the obligations of the Partnership to indemnify any such Indemnitee under and in accordance with the provisions of this Section 7.7 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

SECTION 7.8   Liability of Indemnitees.

                  (a) Notwithstanding anything to the contrary set forth in this Agreement, no Indemnitee shall be liable for monetary damages to the Partnership, the Limited Partners, the Assignees or any other Persons who have acquired interests in the Partnership Securities, for losses sustained or liabilities incurred as a result of any act or omission if such Indemnitee acted in good faith.

                  (b) Subject to its obligations and duties as General Partner set forth in Section 7.1(a), the General Partner may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents, and the General Partner shall not be responsible for any misconduct or negligence on the part of any such agent appointed by the General Partner in good faith.

                  (c) To the extent that, at law or in equity, an Indemnitee has duties (including fiduciary duties) and liabilities relating thereto to the Partnership or to the Partners, the General Partner and any other Indemnitee acting in connection with the Partnership's business or affairs


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shall not be liable to the Partnership or to any Partner for its good faith reliance on the provisions of this Agreement. The provisions of this Agreement, to the extent that they restrict or otherwise modify the duties and liabilities of an Indemnitee otherwise existing at law or in equity, are agreed by the Partners to replace such other duties and liabilities of such Indemnitee.

                  (d) Any amendment, modification or repeal of this Section 7.8 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the liability to the Partnership, the Limited Partners, the General Partner, and the Partnership's and General Partner's directors, officers and employees under this Section 7.8 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

SECTION 7.9   Resolution of Conflicts of Interest.

                  (a) Unless otherwise expressly provided in this Agreement or the Operating Partnership Agreement, whenever a potential conflict of interest exists or arises between the General Partner or any of its Affiliates, on the one hand, and the Partnership, the Operating Partnership, any Partner or any Assignee, on the other, any resolution or course of action by the General Partner or its Affiliates in respect of such conflict of interest shall be permitted and deemed approved by all Partners, and shall not constitute a breach of this Agreement, of the Operating Partnership Agreement, of any agreement contemplated herein or therein, or of any duty stated or implied by law or equity, if the resolution or course of action is, or by operation of this Agreement is deemed to be, fair and reasonable to the Partnership. The General Partner shall be authorized but not required in connection with its resolution of such conflict of interest to seek Special Approval of such resolution. Any conflict of interest and any resolution of such conflict of interest shall be conclusively deemed fair and reasonable to the Partnership if such conflict of interest or resolution is (i) approved by Special Approval (as long as the material facts known to the General Partner or any of its Affiliates regarding any proposed transaction were disclosed to the Conflicts Committee at the time it gave its approval), (ii) on terms no less favorable to the Partnership than those generally being provided to or available from unrelated third parties or
(iii) fair to the Partnership, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership). The General Partner may also adopt a resolution or course of action that has not received Special Approval. The General Partner (including the Conflicts Committee in connection with Special Approval) shall be authorized in connection with its determination of what is "fair and reasonable" to the Partnership and in connection with its resolution of any conflict of interest to consider (A) the relative interests of any party to such conflict, agreement, transaction or situation and the benefits and burdens relating to such interest; (B) any customary or accepted industry practices and any customary or historical dealings with a particular Person; (C) any applicable generally accepted accounting practices or principles; and (D) such additional factors as the General Partner (including the Conflicts Committee) determines in its sole discretion to be relevant, reasonable or appropriate under the circumstances. Nothing contained


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in this Agreement, however, is intended to nor shall it be construed to require the General Partner (including the Conflicts Committee) to consider the interests of any Person other than the Partnership. In the absence of bad faith by the General Partner, the resolution, action or terms so made, taken or provided by the General Partner with respect to such matter shall not constitute a breach of this Agreement or any other agreement contemplated herein or a breach of any standard of care or duty imposed herein or therein or, to the extent permitted by law, under the Delaware Act or any other law, rule or regulation.

                  (b) Whenever this Agreement or any other agreement contemplated hereby provides that the General Partner or any of its Affiliates is permitted or required to make a decision (i) in its "sole discretion" or "discretion," that it deems "necessary or appropriate" or "necessary or advisable" or under a grant of similar authority or latitude, except as otherwise provided herein, the General Partner or such Affiliate shall be entitled to consider only such interests and factors as it desires and shall have no duty or obligation to give any consideration to any interest of, or factors affecting, the Partnership, the Operating Partnership, any Limited Partner or any Assignee, (ii) it may make such decision in its sole discretion (regardless of whether there is a reference to "sole discretion" or "discretion") unless another express standard is provided for, or (iii) in "good faith" or under another express standard, the General Partner or such Affiliate shall act under such express standard and shall not be subject to any other or different standards imposed by this Agreement, the Operating Partnership Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation. In addition, any actions taken by the General Partner or such Affiliate consistent with the standards of "reasonable discretion" set forth in the definitions of Available Cash or Operating Surplus shall not constitute a breach of any duty of the General Partner to the Partnership or the Limited Partners. The General Partner shall have no duty, express or implied, to sell or otherwise dispose of any asset of the Partnership Group other than in the ordinary course of business. No borrowing by any Group Member or the approval thereof by the General Partner shall be deemed to constitute a breach of any duty of the General Partner to the Partnership or the Limited Partners by reason of the fact that the purpose or effect of such borrowing is directly or indirectly to (A) enable distributions to the General Partner or its Affiliates (including in their capacities as Limited Partners) to exceed 1% of the total amount distributed to all partners or (B) hasten the expiration of the Subordination Period or the conversion of any Subordinated Units into Common Units.

                  (c) Whenever a particular transaction, arrangement or resolution of a conflict of interest is required under this Agreement to be "fair and reasonable" to any Person, the fair and reasonable nature of such transaction, arrangement or resolution shall be considered in the context of all similar or related transactions.

                  (d) The Unitholders hereby authorize the General Partner, on behalf of the Partnership as a partner of a Group Member, to approve of actions by the general partner of such Group Member similar to those actions permitted to be taken by the General Partner pursuant to this Section 7.9.


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SECTION 7.10   Other Matters Concerning the General Partner.

                  (a) The General Partner may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties.

                  (b) The General Partner may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisers selected by it, and any act taken or omitted to be taken in reliance upon the opinion (including an Opinion of Counsel) of such Persons as to matters that the General Partner reasonably believes to be within such Person's professional or expert competence shall be conclusively presumed to have been done or omitted in good faith and in accordance with such opinion.

                  (c) The General Partner shall have the right, in respect of any of its powers or obligations hereunder, to act through any of its duly authorized officers, a duly appointed attorney or attorneys-in-fact or the duly authorized officers of the Partnership.

                  (d) Any standard of care and duty imposed by this Agreement or under the Delaware Act or any applicable law, rule or regulation shall be modified, waived or limited, to the extent permitted by law, as required to permit the General Partner to act under this Agreement or any other agreement contemplated by this Agreement and to make any decision pursuant to the authority prescribed in this Agreement, so long as such action is reasonably believed by the General Partner to be in, or not inconsistent with, the best interests of the Partnership.

SECTION 7.11 Purchase or Sale of Partnership Securities.

         The General Partner may cause the Partnership to purchase or otherwise acquire Partnership Securities; provided that, except as permitted pursuant to
Section 4.10, the General Partner may not cause any Group Member to purchase Subordinated Units during the Subordination Period. As long as Partnership Securities are held by any Group Member, such Partnership Securities shall not be considered Outstanding for any purpose, except as otherwise provided herein. The General Partner or any Affiliate of the General Partner may also purchase or otherwise acquire and sell or otherwise dispose of Partnership Securities for its own account, subject to the provisions of Articles IV and X.

SECTION 7.12 Registration Rights of the General Partner and its Affiliates.

                  (a) If (i) the General Partner or any Affiliate of the General Partner (including for purposes of this Section 7.12, any Person that is an Affiliate of the General Partner at the date hereof notwithstanding that it may later cease to be an Affiliate of the General Partner) holds


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Partnership Securities that it desires to sell and (ii) Rule 144 of the
Securities Act (or any successor rule or regulation to Rule 144) or another exemption from registration is not available to enable such holder of Partnership Securities (the "Holder") to dispose of the number of Partnership Securities it desires to sell at the time it desires to do so without registration under the Securities Act, then upon the request of the General Partner or any of its Affiliates, the Partnership shall file with the Commission as promptly as practicable after receiving such request, and use all reasonable efforts to cause to become effective and remain effective for a period of not less than six months following its effective date or such shorter period as shall terminate when all Partnership Securities covered by such registration statement have been sold, a registration statement under the Securities Act registering the offering and sale of the number of Partnership Securities specified by the Holder; provided, however, that the Partnership shall not be required to effect more than three registrations pursuant to this Section 7.12(a); and provided further, however, that if the Conflicts Committee determines in its good faith judgment that a postponement of the requested registration for up to six months would be in the best interests of the Partnership and its Partners due to a pending transaction, investigation or other event, the filing of such registration statement or the effectiveness thereof may be deferred for up to six months, but not thereafter. In connection with any registration pursuant to the immediately preceding sentence, the Partnership shall promptly prepare and file (x) such documents as may be necessary to register or qualify the securities subject to such registration under the securities laws of such states as the Holder shall reasonably request; provided, however, that no such qualification shall be required in any jurisdiction where, as a result thereof, the Partnership would become subject to general service of process or to taxation or qualification to do business as a foreign corporation or partnership doing business in such jurisdiction solely as a result of such registration, and (y) such documents as may be necessary to apply for listing or to list the Partnership Securities subject to such registration on such National Securities Exchange as the Holder shall reasonably request, and do any and all other acts and things that may reasonably be necessary or advisable to enable the Holder to consummate a public sale of such Partnership Securities in such states. Except as set forth in Section 7.12(c), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

                  (b) If the Partnership shall at any time propose to file a registration statement under the Securities Act for an offering of equity securities of the Partnership for cash (other than an offering relating solely to an employee benefit plan), the Partnership shall use all reasonable efforts to include such number or amount of securities held by the Holder in such registration statement as the Holder shall request. If the proposed offering pursuant to this Section 7.12(b) shall be an underwritten offering, then, in the event that the managing underwriter or managing underwriters of such offering advise the Partnership and the Holder in writing that in their opinion the inclusion of all or some of the Holder's Partnership Securities would adversely and materially affect the success of the offering, the Partnership shall include in such offering only that number or amount, if any, of securities held by the Holder which, in the opinion of the managing underwriter or managing underwriters, will not so adversely and materially affect the offering. Except as set forth in Section 7.12(c), all costs and expenses of any such registration


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and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

                  (c) If underwriters are engaged in connection with any registration referred to in this Section 7.12, the Partnership shall provide indemnification, representations, covenants, opinions and other assurance to the underwriters in form and substance reasonably satisfactory to such underwriters. Further, in addition to and not in limitation of the Partnership's obligation under Section 7.7, the Partnership shall, to the fullest extent permitted by law, indemnify and hold harmless the Holder, its officers, directors and each Person who controls the Holder (within the meaning of the Securities Act) and any agent thereof (collectively, "Indemnified Persons") against any losses, claims, demands, actions, causes of action, assessments, damages, liabilities (joint or several), costs and expenses (including interest, penalties and reasonable attorneys' fees and disbursements), resulting to, imposed upon, or incurred by the Indemnified Persons, directly or indirectly, under the Securities Act or otherwise (hereinafter referred to in this Section 7.12(c) as a "claim" and in the plural as "claims") based upon, arising out of or resulting from any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which any Partnership Securities were registered under the Securities Act or any state securities or Blue Sky laws, in any preliminary prospectus (if used prior to the effective date of such registration statement), or in any summary or final prospectus or in any amendment or supplement thereto (if used during the period the Partnership is required to keep the registration statement current), or arising out of, based upon or resulting from the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements made therein not misleading; provided, however, that the Partnership shall not be liable to any Indemnified Person to the extent that any such claim arises out of, is based upon or results from an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, such preliminary, summary or final prospectus or such amendment or supplement, in reliance upon and in conformity with written information furnished to the Partnership by or on behalf of such Indemnified Person specifically for use in the preparation thereof.

                  (d) The provisions of Section 7.12(a) and 7.12(b) shall continue to be applicable with respect to the General Partner (and any of the General Partner's Affiliates) after it ceases to be a Partner of the Partnership, during a period of two years subsequent to the effective date of such cessation and for so long thereafter as is required for the Holder to sell all of the Partnership Securities with respect to which it has requested during such two-year period inclusion in a registration statement otherwise filed or that a registration statement be filed; provided, however, that the Partnership shall not be required to file successive registration statements covering the same Partnership Securities for which registration was demanded during such two-year period. The provisions of Section 7.12(c) shall continue in effect thereafter.

                  (e) Any request to register Partnership Securities pursuant to this Section 7.12 shall (i) specify the Partnership Securities intended to be offered and sold by the Person making the request, (ii) express such Person's present intent to offer such shares for distribution,


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(iii) describe the nature or method of the proposed offer and sale of
Partnership Securities, and (iv) contain the undertaking of such Person to provide all such information and materials and take all action as may be required in order to permit the Partnership to comply with all applicable requirements in connection with the registration of such Partnership Securities.

SECTION 7.13   Reliance by Third Parties.

         Notwithstanding anything to the contrary in this Agreement, any Person dealing with the Partnership shall be entitled to assume that the General Partner and any officer of the General Partner authorized by the General Partner to act on behalf of and in the name of the Partnership has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Partnership and to enter into any authorized contracts on behalf of the Partnership, and such Person shall be entitled to deal with the General Partner or any such officer as if it were the Partnership's sole party in interest, both legally and beneficially. Each Limited Partner hereby waives any and all defenses or other remedies that may be available against such Person to contest, negate or disaffirm any action of the General Partner or any such officer in connection with any such dealing. In no event shall any Person dealing with the General Partner or any such officer or its representatives be obligated to ascertain that the terms of the Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the General Partner or any such officer or its representatives. Each and every certificate, document or other instrument executed on behalf of the Partnership by the General Partner or its representatives shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (a) at the time of the execution and delivery of such certificate, document or instrument, this Agreement was in full force and effect, (b) the Person executing and delivering such certificate, document or instrument was duly authorized and empowered to do so for and on behalf of the Partnership and (c) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Partnership.

                                  ARTICLE VIII
                     BOOKS, RECORDS, ACCOUNTING AND REPORTS

SECTION 8.1   Records and Accounting.

         The General Partner shall keep or cause to be kept at the principal office of the Partnership appropriate books and records with respect to the Partnership's business, including all books and records necessary to provide to the Limited Partners any information required to be provided pursuant to Section 3.4(a). Any books and records maintained by or on behalf of the Partnership in the regular course of its business, including the record of the Record Holders and Assignees of Units or other Partnership Securities, books of account and records of Partnership proceedings, may be kept on, or be in the form of, computer disks, hard drives, punch cards, magnetic tape, photographs, micrographics or any other information storage device; provided, that the books and records so maintained are convertible into clearly legible written form within a


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reasonable period of time. The books of the Partnership shall be maintained, for financial reporting purposes, on an accrual basis in accordance with U.S. GAAP.

SECTION 8.2   Fiscal Year.

         The fiscal year of the Partnership shall be a fiscal year ending December 31.

SECTION 8.3   Reports.

                  (a) As soon as practicable, but in no event later than 120 days after the close of each fiscal year of the Partnership, the General Partner shall cause to be mailed or furnished to each Record Holder of a Unit as of a date selected by the General Partner in its discretion, an annual report containing financial statements of the Partnership for such fiscal year of the Partnership, presented in accordance with U.S. GAAP, including a balance sheet and statements of operations, Partnership equity and cash flows, such statements to be audited by a firm of independent public accountants selected by the General Partner.

                  (b) As soon as practicable, but in no event later than 90 days after the close of each Quarter except the last Quarter of each fiscal year, the General Partner shall cause to be mailed or furnished to each Record Holder of a Unit, as of a date selected by the General Partner in its discretion, a report containing unaudited financial statements of the Partnership and such other information as may be required by applicable law, regulation or rule of any National Securities Exchange on which the Units are listed for trading, or as the General Partner determines to be necessary or appropriate.

                                   ARTICLE IX
                                   TAX MATTERS

SECTION 9.1   Tax Returns and Information.

         The Partnership shall timely file all returns of the Partnership that are required for federal, state and local income tax purposes on the basis of the accrual method and a taxable year ending on December 31. The tax information reasonably required by Record Holders for federal and state income tax reporting purposes with respect to a taxable year shall be furnished to them within 90 days of the close of the calendar year in which the Partnership's taxable year ends. The classification, realization and recognition of income, gain, losses and deductions and other items shall be on the accrual method of accounting for federal income tax purposes.

SECTION 9.2   Tax Elections.

                  (a) The Partnership shall make the election under Section 754 of the Code in accordance with applicable regulations thereunder, subject to the reservation of the right to seek to revoke any such election upon the General Partner's determination that such revocation is in



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the best interests of the Limited Partners. Notwithstanding any other provision herein contained, for the purposes of computing the adjustments under Section 743(b) of the Code, the General Partner shall be authorized (but not required) to adopt a convention whereby the price paid by a transferee of a Limited Partner Interest will be deemed to be the lowest quoted closing price of the Limited Partner Interests on any National Securities Exchange on which such Limited Partner Interests are traded during the calendar month in which such transfer is deemed to occur pursuant to Section 6.2(g) without regard to the actual price paid by such transferee.

                  (b) The Partnership shall elect to deduct expenses incurred in organizing the Partnership ratably over a sixty-month period as provided in
Section 709 of the Code.

                  (c) Except as otherwise provided herein, the General Partner shall determine whether the Partnership should make any other elections permitted by the Code.

SECTION 9.3   Tax Controversies.

         Subject to the provisions hereof, the General Partner is designated as the Tax Matters Partner (as defined in the Code) and is authorized and required to represent the Partnership (at the Partnership's expense) in connection with all examinations of the Partnership's affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Partnership funds for professional services and costs associated therewith. Each Partner agrees to cooperate with the General Partner and to do or refrain from doing any or all things reasonably required by the General Partner to conduct such proceedings.

SECTION 9.4   Withholding.

         Notwithstanding any other provision of this Agreement, the General Partner is authorized to take any action that it determines in its discretion to be necessary or appropriate to cause the Partnership and the Operating Partnership to comply with any withholding requirements established under the Code or any other federal, state or local law including, without limitation, pursuant to Sections 1441, 1442, 1445 and 1446 of the Code. To the extent that the Partnership is required or elects to withhold and pay over to any taxing authority any amount resulting from the allocation or distribution of income to any Partner or Assignee (including, without limitation, by reason of Section 1446 of the Code), the amount withheld may at the discretion of the General Partner be treated by the Partnership as a distribution of cash pursuant to
Section 6.3 in the amount of such withholding from such Partner.


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                                    ARTICLE X
                              ADMISSION OF PARTNERS

SECTION 10.1   Admission of Initial Limited Partners.

         Upon the issuance by the Partnership of Subordinated Units and Incentive Distribution Rights to the General Partner as described in Section 5.2, the General Partner shall be deemed to have been admitted to the Partnership as a Limited Partner in respect of the Subordinated Units and Incentive Distribution Rights issued to it. Upon the issuance by the Partnership of Common Units to the Underwriters as described in Section 5.3 in connection with the Initial Offering and the execution by each Underwriter of a Transfer Application, the General Partner shall admit the Underwriters to the Partnership as Initial Limited Partners in respect of the Common Units purchased by them.

SECTION 10.2   Admission of Substituted Limited Partner.

         By transfer of a Limited Partner Interest in accordance with Article IV, the transferor shall be deemed to have given the transferee the right to seek admission as a Substituted Limited Partner subject to the conditions of, and in the manner permitted under, this Agreement. A transferor of a Certificate representing a Limited Partner Interest shall, however, only have the authority to convey to a purchaser or other transferee who does not execute and deliver a Transfer Application (a) the right to negotiate such Certificate to a purchaser or other transferee and (b) the right to transfer the right to request admission as a Substituted Limited Partner to such purchaser or other transferee in respect of the transferred Limited Partner Interests. Each transferee of a Limited Partner Interest (including any nominee holder or an agent acquiring such Limited Partner Interest for the account of another Person) who executes and delivers a Transfer Application shall, by virtue of such execution and delivery, be an Assignee and be deemed to have applied to become a Substituted Limited Partner with respect to the Limited Partner Interests so transferred to such Person. Such Assignee shall become a Substituted Limited Partner (x) at such time as the General Partner consents thereto, which consent may be given or withheld in the General Partner's discretion, and (y) when any such admission is shown on the books and records of the Partnership. If such consent is withheld, such transferee shall be an Assignee. An Assignee shall have an interest in the Partnership equivalent to that of a Limited Partner with respect to allocations and distributions, including liquidating distributions, of the Partnership. With respect to voting rights attributable to Limited Partner Interests that are held by Assignees, the General Partner shall be deemed to be the Limited Partner with respect thereto and shall, in exercising the voting rights in respect of such Limited Partner Interests on any matter, vote such Limited Partner Interests at the written direction of the Assignee who is the Record Holder of such Limited Partner Interests. If no such written direction is received, such Limited Partner Interests will not be voted. An Assignee shall have no other rights of a Limited Partner.


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SECTION 10.3   Admission of Successor General Partner.

         A successor General Partner approved pursuant to Section 11.1 or 11.2 or the transferee of or successor to all of the General Partner Interest pursuant to Section 4.6 who is proposed to be admitted as a successor General Partner shall be admitted to the Partnership as the General Partner, effective immediately prior to the withdrawal or removal of the predecessor or transferring General Partner pursuant to Section 11.1 or 11.2 or the transfer of the General Partner Interest pursuant to Section 4.6, provided, however, that no such successor shall be admitted to the Partnership until compliance with the terms of Section 4.6 has occurred and such successor has executed and delivered such other documents or instruments as may be required to effect such admission. Any such successor shall, subject to the terms hereof, carry on the business of the members of the Partnership Group without dissolution.

SECTION 10.4   Admission of Additional Limited Partners.

                  (a) A Person (other than the General Partner, an Initial Limited Partner or a Substituted Limited Partner) who makes a Capital Contribution to the Partnership in accordance with this Agreement shall be admitted to the Partnership as an Additional Limited Partner only upon furnishing to the General Partner (i) evidence of acceptance in form satisfactory to the General Partner of all of the terms and conditions of this Agreement, including the power of attorney granted in Section 2.6, and (ii) such other documents or instruments as may be required in the discretion of the General Partner to effect such Person's admission as an Additional Limited Partner.

                  (b) Notwithstanding anything to the contrary in this Section 10.4, no Person shall be admitted as an Additional Limited Partner without the consent of the General Partner, which consent may be given or withheld in the General Partner's discretion. The admission of any Person as an Additional Limited Partner shall become effective on the date upon which the name of such Person is recorded as such in the books and records of the Partnership, following the consent of the General Partner to such admission.

SECTION 10.5 Amendment of Agreement and Certificate of Limited Partnership.

         To effect the admission to the Partnership of any Partner, the General Partner shall take all steps necessary and appropriate under the Delaware Act to amend the records of the Partnership to reflect such admission and, if necessary, to prepare as soon as practicable an amendment to this Agreement and, if required by law, the General Partner shall prepare and file an amendment to the Certificate of Limited Partnership, and the General Partner may for this purpose, among others, exercise the power of attorney granted pursuant to
Section 2.6.


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                                   ARTICLE XI
                        WITHDRAWAL OR REMOVAL OF PARTNERS

SECTION 11.1   Withdrawal of the General Partner.

                  (a) The General Partner shall be deemed to have withdrawn from the Partnership upon the occurrence of any one of the following events (each such event herein referred to as an "Event of Withdrawal");

                  (i) The General Partner voluntarily withdraws from the Partnership by giving written notice to the other Partners (and it shall be deemed that the General Partner has withdrawn pursuant to this
         Section 11.1(a)(i) if the General Partner voluntarily withdraws as general partner of the Operating Partnership);

                  (ii) The General Partner transfers all of its rights as General Partner pursuant to Section 4.6;

                  (iii) The General Partner is removed pursuant to Section 11.2;

                  (iv) The General Partner (A) makes a general assignment for the benefit of creditors; (B) files a voluntary bankruptcy petition for relief under Chapter 7 of the United States Bankruptcy Code; (C) files a petition or answer seeking for itself a liquidation, dissolution or similar relief (but not a reorganization) under any law; (D) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the General Partner in a proceeding of the type described in clauses (A)-(C) of this Section 11.1(a)(iv); or (E) seeks, consents to or acquiesces in the appointment of a trustee (but not a debtor-in-possession), receiver or liquidator of the General Partner or of all or any substantial part of its properties;

                  (v) A final and non-appealable order of relief under Chapter 7 of the United States Bankruptcy Code is entered by a court with appropriate jurisdiction pursuant to a voluntary or involuntary petition by or against the General Partner; or

                  (vi) (A) in the event the General Partner is a corporation, a certificate of dissolution or its equivalent is filed for the General Partner, or 90 days expire after the date of notice to the General Partner of revocation of its charter without a reinstatement of its charter, under the laws of its state of incorporation; (B) in the event the General Partner is a partnership or a limited liability company, the dissolution and commencement of winding up of the General Partner;
         (C) in the event the General Partner is acting in such capacity by virtue of being a trustee of a trust, the termination of the trust; (D) in the event the General Partner is a natural person, his death or adjudication of incompetency; and (E) otherwise in the event of the termination of the General Partner.


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         If an Event of Withdrawal specified in Section 11.1(a)(iv), (v) or
(vi)(A), (B), (C) or (E) occurs, the withdrawing General Partner shall give notice to the Limited Partners within 30 days after such occurrence. The Partners hereby agree that only the Events of Withdrawal described in this
Section 11.1 shall result in the withdrawal of the General Partner from the Partnership.

                  (b) Withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall not constitute a breach of this Agreement under the following circumstances: (i) at any time during the period beginning on the Closing Date and ending at 12:00 midnight, Eastern Standard Time, on December 31, 2010, the General Partner voluntarily withdraws by giving at least 90 days' advance notice of its intention to withdraw to the Limited Partners; provided that prior to the effective date of such withdrawal, the withdrawal is approved by Unitholders holding at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates) and the General Partner delivers to the Partnership an Opinion of Counsel ("Withdrawal Opinion of Counsel") that such withdrawal (following the selection of the successor General Partner) would not result in the loss of the limited liability of any Limited Partner or of a limited partner of the Operating Partnership or cause the Partnership or the Operating Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously treated as such); (ii) at any time after 12:00 midnight, Eastern Standard Time, on December 31, 2010, the General Partner voluntarily withdraws by giving at least 90 days' advance notice to the Unitholders, such withdrawal to take effect on the date specified in such notice; (iii) at any time that the General Partner ceases to be the General Partner pursuant to Section 11.1(a)(ii) or is removed pursuant to Section 11.2; or (iv) notwithstanding clause (i) of this sentence, at any time that the General Partner voluntarily withdraws by giving at least 90 days' advance notice of its intention to withdraw to the Limited Partners, such withdrawal to take effect on the date specified in the notice, if at the time such notice is given one Person and its Affiliates (other than the General Partner and its Affiliates) own beneficially or of record or control at least 50% of the Outstanding Units. The withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall also constitute the withdrawal of the General Partner as general partner of the other Group Members. If the General Partner gives a notice of withdrawal pursuant to Section 11.1(a)(i), the holders of a Unit Majority, may, prior to the effective date of such withdrawal, elect a successor General Partner. The Person so elected as successor General Partner shall automatically become the successor general partner of the other Group Members of which the General Partner is a general partner. If, prior to the effective date of the General Partner's withdrawal, a successor is not selected by the Unitholders as provided herein or the Partnership does not receive a Withdrawal Opinion of Counsel, the Partnership shall be dissolved in accordance with Section 12.1. Any successor General Partner elected in accordance with the terms of this Section 11.1 shall be subject to the provisions of Section 10.3.


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SECTION 11.2   Removal of the General Partner.

         The General Partner may be removed if such removal is approved by the Unitholders holding at least 662/3% of the Outstanding Units (including Units held by the General Partner and its Affiliates). Any such action by such holders for removal of the General Partner must also provide for the election of a successor General Partner by the Unitholders holding a Unit Majority (including Units held by the General Partner and its Affiliates). Such removal shall be effective immediately following the admission of a successor General Partner pursuant to Section 10.3. The removal of the General Partner shall also automatically constitute the removal of the General Partner as general partner of the other Group Members of which the General Partner is a general partner. If a Person is elected as a successor General Partner in accordance with the terms of this Section 11.2, such Person shall, upon admission pursuant to Section 10.3, automatically become a successor general partner of the other Group Members of which the General Partner is a general partner. The right of the holders of Outstanding Units to remove the General Partner shall not exist or be exercised unless the Partnership has received an opinion opining as to the matters covered by a Withdrawal Opinion of Counsel. Any successor General Partner elected in accordance with the terms of this Section 11.2 shall be subject to the provisions of Section 10.3.

SECTION 11.3   Interest of Departing Partner and Successor General Partner.

                  (a) In the event of (i) withdrawal of the General Partner under circumstances where such withdrawal does not violate this Agreement or
(ii) removal of the General Partner by the holders of Outstanding Units under circumstances where Cause does not exist, if a successor General Partner is elected in accordance with the terms of Section 11.1 or 11.2, the Departing Partner shall have the option exercisable prior to the effective date of the departure of such Departing Partner to require its successor to purchase its General Partner Interest and its general partner interest (or equivalent interest) in the other Group Members and all of its Incentive Distribution Rights (collectively, the "Combined Interest") in exchange for an amount in cash equal to the fair market value of such Combined Interest, such amount to be determined and payable as of the effective date of its departure. If the General Partner is removed by the Unitholders under circumstances where Cause exists or if the General Partner withdraws under circumstances where such withdrawal violates this Agreement or the Operating Partnership Agreement, and if a successor General Partner is elected in accordance with the terms of Section
11.1 or 11.2, such successor shall have the option, exercisable prior to the effective date of the departure of such Departing Partner, to purchase the Combined Interest for such fair market value of such Combined Interest of the Departing Partner. In either event, the Departing Partner shall be entitled to receive all reimbursements due such Departing Partner pursuant to Section 7.4, including any employee-related liabilities (including severance liabilities), incurred in connection with the termination of any employees employed by the Departing Partner for the benefit of the Partnership or the other Group Members.


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         For purposes of this Section 11.3(a), the fair market value of a
Departing Partner's Combined Interest shall be determined by agreement between the Departing Partner and its successor or, failing agreement within 30 days after the effective date of such Departing Partner's departure, by an independent investment banking firm or other independent expert selected by the Departing Partner and its successor, which, in turn, may rely on other experts, and the determination of which shall be conclusive as to such matter. If such parties cannot agree upon one independent investment banking firm or other independent expert within 45 days after the effective date of such departure, then the Departing Partner shall designate an independent investment banking firm or other independent expert, the Departing Partner's successor shall designate an independent investment banking firm or other independent expert, and such firms or experts shall mutually select a third independent investment banking firm or independent expert, which third independent investment banking firm or other independent expert shall determine the fair market value of the Combined Interest of the Departing Partner. In making its determination, such third independent investment banking firm or other independent expert may consider the then current trading price of Units on any National Securities Exchange on which Units are then listed, the value of the Partnership's assets, the rights and obligations of the Departing Partner and other factors it may deem relevant.

                  (b) If the Combined Interest is not purchased in the manner set forth in Section 11.3(a), the Departing Partner (or its transferee) shall become a Limited Partner and its Combined Interest shall be converted into Common Units pursuant to a valuation made by an investment banking firm or other independent expert selected pursuant to Section 11.3(a), without reduction in such Partnership Interest (but subject to proportionate dilution by reason of the admission of its successor). Any successor General Partner shall indemnify the Departing Partner (or its transferee) as to all debts and liabilities of the Partnership arising on or after the date on which the Departing Partner (or its transferee) becomes a Limited Partner. For purposes of this Agreement, conversion of the Combined Interest of the Departing Partner to Common Units will be characterized as if the Departing Partner (or its transferee) contributed its Combined Interest to the Partnership in exchange for the newly issued Common Units.

                  (c) If a successor General Partner is elected in accordance with the terms of Section 11.1 or 11.2 and the option described in Section 11.3(a) is not exercised by the party entitled to do so, the successor General Partner shall, at the effective date of its admission to the Partnership, contribute to the Partnership cash in the amount equal to its Percentage Interest of 1/99th of the Net Agreed Value of the Partnership's assets on such date. In such event, such successor General Partner shall, subject to the following sentence, be entitled to such Percentage Interest of all Partnership allocations and distributions to which the Departing Partner was entitled. The successor General Partner shall cause this Agreement to be amended to reflect that, from and after the date of such successor General Partner's admission, the successor General Partner's interest in all Partnership distributions and allocations shall be 99%.


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SECTION 11.4 Termination of Subordination Period, Conversion of Subordinated
Units and Extinguishment of Cumulative Common Unit Arrearages.

         Notwithstanding any provision of this Agreement, if the General Partner is removed as general partner of the Partnership under circumstances where Cause does not exist and Units held by the General Partner and its Affiliates are not voted in favor of such removal, (i) the Subordination Period will end and all Outstanding Subordinated Units will immediately and automatically convert into Common Units on a one-for-one basis and (ii) all Cumulative Common Unit Arrearages on the Common Units will be extinguished.

SECTION 11.5   Withdrawal of Limited Partners.

         No Limited Partner shall have any right to withdraw from the Partnership; provided, however, that when a transferee of a Limited Partner's Limited Partner Interest becomes a Record Holder of the Limited Partner Interest so transferred, such transferring Limited Partner shall cease to be a Limited Partner with respect to the Limited Partner Interest so transferred.

                                   ARTICLE XII
                           DISSOLUTION AND LIQUIDATION

SECTION 12.1   Dissolution.

         The Partnership shall not be dissolved by the admission of Substituted Limited Partners or Additional Limited Partners or by the admission of a successor General Partner in accordance with the terms of this Agreement. Upon the removal or withdrawal of the General Partner, if a successor General Partner is elected pursuant to Section 11.1 or 11.2, the Partnership shall not be dissolved and such successor General Partner shall continue the business of the Partnership. The Partnership shall dissolve, and (subject to Section 12.2) its affairs shall be wound up, upon:

                  (a) the expiration of its term as provided in Section 2.7;

                  (b) an Event of Withdrawal of the General Partner as provided in Section 11.1(a) (other than Section 11.1(a)(ii)), unless a successor is elected and an Opinion of Counsel is received as provided in Section 11.1(b) or
11.2 and such successor is admitted to the Partnership pursuant to Section 10.3;

                  (c) an election to dissolve the Partnership by the General Partner that is approved by the holders of a Unit Majority;

                  (d) the entry of a decree of judicial dissolution of the Partnership pursuant to the provisions of the Delaware Act; or


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                  (e) the sale of all or substantially all of the assets and properties of the Partnership Group.

SECTION 12.2 Continuation of the Business of the Partnership After Dissolution.

         Upon (a) dissolution of the Partnership following an Event of Withdrawal caused by the withdrawal or removal of the General Partner as provided in Section 11.1(a)(i) or (iii) and the failure of the Partners to select a successor to such Departing Partner pursuant to Section 11.1 or 11.2, then within 90 days thereafter, or (b) dissolution of the Partnership upon an event constituting an Event of Withdrawal as defined in Section 11.1(a)(iv), (v) or (vi), then, to the maximum extent permitted by law, within 180 days thereafter, the holders of a Unit Majority may elect to reconstitute the Partnership and continue its business on the same terms and conditions set forth in this Agreement by forming a new limited partnership on terms identical to those set forth in this Agreement and having as the successor general partner a Person approved by the holders of a Unit Majority. Unless such an election is made within the applicable time period as set forth above, the Partnership shall conduct only activities necessary to wind up its affairs. If such an election is so made, then:

                  (i) the reconstituted Partnership shall continue until the end of the term set forth in Section 2.7 unless earlier dissolved in accordance with this Article XII;

                  (ii) if the successor General Partner is not the former General Partner, then the interest of the former General Partner shall be treated in the manner provided in Section 11.3; and

                  (iii) all necessary steps shall be taken to cancel this Agreement and the Certificate of Limited Partnership and to enter into and, as necessary, to file a new partnership agreement and certificate of limited partnership, and the successor general partner may for this purpose exercise the powers of attorney granted the General Partner pursuant to Section 2.6; provided, that the right of the holders of a Unit Majority to approve a successor General Partner and to reconstitute and to continue the business of the Partnership shall not exist and may not be exercised unless the Partnership has received an Opinion of Counsel that (x) the exercise of the right would not result in the loss of limited liability of any Limited Partner and (y) neither the Partnership, the reconstituted limited partnership nor the Operating Partnership would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of such right to continue.

SECTION 12.3   Liquidator.

         Upon dissolution of the Partnership, unless the Partnership is continued under an election to reconstitute and continue the Partnership pursuant to Section 12.2, the General Partner shall select one or more Persons to act as Liquidator. The Liquidator (if other than the General Partner)


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shall be entitled to receive such compensation for its services as may be approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units voting as a single class. The Liquidator (if other than the General Partner) shall agree not to resign at any time without 15 days' prior notice and may be removed at any time, with or without cause, by notice of removal approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units voting as a single class. Upon dissolution, removal or resignation of the Liquidator, a successor and substitute Liquidator (who shall have and succeed to all rights, powers and duties of the original Liquidator) shall within 30 days thereafter be approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units voting as a single class. The right to approve a successor or substitute Liquidator in the manner provided herein shall be deemed to refer also to any such successor or substitute Liquidator approved in the manner herein provided. Except as expressly provided in this Article XII, the Liquidator approved in the manner provided herein shall have and may exercise, without further authorization or consent of any of the parties hereto, all of the powers conferred upon the General Partner under the terms of this Agreement (but subject to all of the applicable limitations, contractual and otherwise, upon the exercise of such powers, other than the limitation on sale set forth in Section 7.3(b)) to the extent necessary or desirable in the good faith judgment of the Liquidator to carry out the duties and functions of the Liquidator hereunder for and during such period of time as shall be reasonably required in the good faith judgment of the Liquidator to complete the winding up and liquidation of the Partnership as provided for herein.

SECTION 12.4   Liquidation.

         The Liquidator shall proceed to dispose of the assets of the Partnership, discharge its liabilities, and otherwise wind up its affairs in such manner and over such period as the Liquidator determines to be in the best interest of the Partners, subject to Section 17-804 of the Delaware Act and the following:

                  (a) Disposition of Assets. The assets may be disposed of by public or private sale or by distribution in kind to one or more Partners on such terms as the Liquidator and such Partner or Partners may agree. If any property is distributed in kind, the Partner receiving the property shall be deemed for purposes of Section 12.4(c) to have received cash equal to its fair market value; and contemporaneously therewith, appropriate cash distributions must be made to the other Partners. The Liquidator may, in its absolute discretion, defer liquidation or distribution of the Partnership's assets for a reasonable time if it determines that an immediate sale or distribution of all or some of the Partnership's assets would be impractical or would cause undue loss to the Partners. The Liquidator may, in its absolute discretion, distribute the Partnership's assets, in whole or in part, in kind if it determines that a sale would be impractical or would cause undue loss to the Partners.

                  (b) Discharge of Liabilities. Liabilities of the Partnership include amounts owed to the Liquidator as compensation for serving in such capacity (subject to the terms of Section 12.3) and amounts owed to Partners otherwise than in respect of their distribution rights


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under Article VI. With respect to any liability that is contingent, conditional or unmatured or is otherwise not yet due and payable, the Liquidator shall either settle such claim for such amount as it thinks appropriate or establish a reserve of cash or other assets to provide for its payment. When paid, any unused portion of the reserve shall be distributed as additional liquidation proceeds.

                  (c) Liquidation Distributions. All property and all cash in excess of that required to discharge liabilities as provided in Section 12.4(b) shall be distributed to the Partners in accordance with, and to the extent of, the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments (other than those made by reason of distributions pursuant to this Section 12.4(c)) for the taxable year of the Partnership during which the liquidation of the Partnership occurs (with such date of occurrence being determined pursuant to Treasury Regulation Section 1.704-1(b)(2)(ii)(g)), and such distribution shall be made by the end of such taxable year (or, if later, within 90 days after said date of such occurrence).

SECTION 12.5 Cancellation of Certificate of Limited Partnership.

         Upon the completion of the distribution of Partnership cash and property as provided in Section 12.4 in connection with the liquidation of the Partnership, the Partnership shall be terminated and the Certificate of Limited Partnership and all qualifications of the Partnership as a foreign limited partnership in jurisdictions other than the State of Delaware shall be canceled and such other actions as may be necessary to terminate the Partnership shall be taken.

SECTION 12.6   Return of Contributions.

         The General Partner shall not be personally liable for, and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate, the return of the Capital Contributions of the Limited Partners or Unitholders, or any portion thereof, it being expressly understood that any such return shall be made solely from Partnership assets.

SECTION 12.7   Waiver of Partition.

         To the maximum extent permitted by law, each Partner hereby waives any right to partition of the Partnership property.

SECTION 12.8   Capital Account Restoration.

         No Limited Partner shall have any obligation to restore any negative balance in its Capital Account upon liquidation of the Partnership. The General Partner shall be obligated to restore any negative balance in its Capital Account upon liquidation of its interest in the Partnership by the end of the taxable year of the Partnership during which such liquidation occurs, or, if later, within 90 days after the date of such liquidation.


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                                  ARTICLE XIII
            AMENDMENT OF PARTNERSHIP AGREEMENT; MEETINGS; RECORD DATE

SECTION 13.1 Amendment to be Adopted Solely by the General Partner.

         Each Partner agrees that the General Partner, without the approval of any Partner or Assignee, may amend any provision of this Agreement and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect:

                  (a) a change in the name of the Partnership, the location of the principal place of business of the Partnership, the registered agent of the Partnership or the registered office of the Partnership;

                  (b) admission, substitution, withdrawal or removal of Partners in accordance with this Agreement;

                  (c) a change that, in the sole discretion of the General Partner, is necessary or advisable to qualify or continue the qualification of the Partnership as a limited partnership or a partnership in which the Limited Partners have limited liability under the laws of any state or to ensure that the Partnership and the Operating Partnership will not be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

                  (d) a change that, in the discretion of the General Partner,
(i) does not adversely affect the Limited Partners in any material respect, (ii) is necessary or advisable to (A) satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute (including the Delaware Act) or (B) facilitate the trading of the Limited Partner Interests (including the division of any class or classes of Outstanding Limited Partner Interests into different classes to facilitate uniformity of tax consequences within such classes of Limited Partner Interests) or comply with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Limited Partner Interests are or will be listed for trading, compliance with any of which the General Partner determines in its discretion to be in the best interests of the Partnership and the Limited Partners, (iii) is necessary or advisable in connection with action taken by the General Partner pursuant to Section 5.10 or (iv) is required to effect the intent expressed in the Registration Statement or the intent of the provisions of this Agreement or is otherwise contemplated by this Agreement;

                  (e) a change in the fiscal year or taxable year of the Partnership and any changes that, in the discretion of the General Partner, are necessary or advisable as a result of a change in the fiscal year or taxable year of the Partnership including, if the General Partner shall so determine, a change in the definition of "Quarter" and the dates on which distributions are to be made by the Partnership;


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                  (f) an amendment that is necessary, in the Opinion of Counsel, to prevent the Partnership, or the General Partner or its directors, officers, trustees or agents from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, or "plan asset" regulations adopted under the Employee Retirement Income Security Act of 1974, as amended, regardless of whether such are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

                  (g) subject to the terms of Section 5.7, an amendment that, in the discretion of the General Partner, is necessary or advisable in connection with the authorization of issuance of any class or series of Partnership Securities pursuant to Section 5.6;

                  (h) any amendment expressly permitted in this Agreement to be made by the General Partner acting alone;

                  (i) an amendment effected, necessitated or contemplated by a Merger Agreement approved in accordance with Section 14.3;

                  (j) an amendment that, in the discretion of the General Partner, is necessary or advisable to reflect, account for and deal with appropriately the formation by the Partnership of, or investment by the Partnership in, any corporation, partnership, joint venture, limited liability company or other entity, in connection with the conduct by the Partnership of activities permitted by the terms of Section 2.4;

                  (k) a merger or conveyance pursuant to Section 14.3(d); or

                  (l) any other amendments substantially similar to the foregoing.

SECTION 13.2   Amendment Procedures.

         Except as provided in Sections 13.1 and 13.3, all amendments to this Agreement shall be made in accordance with the following requirements. Amendments to this Agreement may be proposed only by or with the consent of the General Partner which consent may be given or withheld in its sole discretion. A proposed amendment shall be effective upon its approval by the holders of a Unit Majority, unless a greater or different percentage is required under this Agreement or by Delaware law. Each proposed amendment that requires the approval of the holders of a specified percentage of Outstanding Units shall be set forth in a writing that contains the text of the proposed amendment. If such an amendment is proposed, the General Partner shall seek the written approval of the requisite percentage of Outstanding Units or call a meeting of the Unitholders to consider and vote on such proposed amendment. The General Partner shall notify all Record Holders upon final adoption of any such proposed amendments.


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SECTION 13.3   Amendment Requirements.

                  (a) Notwithstanding the provisions of Sections 13.1 and 13.2, no provision of this Agreement that establishes a percentage of Outstanding Units (including Units deemed owned by the General Partner) required to take any action shall be amended, altered, changed, repealed or rescinded in any respect that would have the effect of reducing such voting percentage unless such amendment is approved by the written consent or the affirmative vote of holders of Outstanding Units whose aggregate Outstanding Units constitute not less than the voting requirement sought to be reduced.

                  (b) Notwithstanding the provisions of Sections 13.1 and 13.2, no amendment to this Agreement may (i) enlarge the obligations of any Limited Partner without its consent, unless such shall be deemed to have occurred as a result of an amendment approved pursuant to Section 13.3(c), (ii) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable to, the General Partner or any of its Affiliates without its consent, which consent may be given or withheld in its sole discretion, (iii) change Section 12.1(a) or 12.1(c), or
(iv) change the term of the Partnership or, except as set forth in Section 12.1(c), give any Person the right to dissolve the Partnership.

                  (c) Except as provided in Section 14.3, and except as otherwise provided, and without limitation of the General Partner's authority to adopt amendments to this Agreement as contemplated in Section 13.1, any amendment that would have a material adverse effect on the rights or preferences of any class of Partnership Interests in relation to other classes of Partnership Interests must be approved by the holders of not less than a majority of the Outstanding Partnership Interests of the class affected.

                  (d) Notwithstanding any other provision of this Agreement, except for amendments pursuant to Section 13.1 and except as otherwise provided by Section 14.3(b), no amendments shall become effective without the approval of the holders of at least 90% of the Outstanding Common Units and Subordinated Units voting as a single class unless the Partnership obtains an Opinion of Counsel to the effect that such amendment will not affect the limited liability of any Limited Partner under applicable law.

                  (e) Except as provided in Section 13.1, this Section 13.3 shall only be amended with the approval of the holders of at least 90% of the Outstanding Units.

SECTION 13.4   Special Meetings.

         All acts of Limited Partners to be taken pursuant to this Agreement shall be taken in the manner provided in this Article XIII. Special meetings of the Limited Partners may be called by the General Partner or by Limited Partners owning 20% or more of the Outstanding Limited Partner Interests of the class or classes for which a meeting is proposed. Limited Partners shall call a special meeting by delivering to the General Partner one or more requests in writing stating


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that the signing Limited Partners wish to call a special meeting and indicating the general or specific purposes for which the special meeting is to be called. Within 60 days after receipt of such a call from Limited Partners or within such greater time as may be reasonably necessary for the Partnership to comply with any statutes, rules, regulations, listing agreements or similar requirements governing the holding of a meeting or the solicitation of proxies for use at such a meeting, the General Partner shall send a notice of the meeting to the Limited Partners either directly or indirectly through the Transfer Agent. A meeting shall be held at a time and place determined by the General Partner on a date not less than 10 days nor more than 60 days after the mailing of notice of the meeting. Limited Partners shall not vote on matters that would cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners' limited liability under the Delaware Act or the law of any other state in which the Partnership is qualified to do business.

SECTION 13.5   Notice of a Meeting.

         Notice of a meeting called pursuant to Section 13.4 shall be given to the Record Holders of the class or classes of Limited Partner Interests for which a meeting is proposed in writing by mail or other means of written communication in accordance with Section 16.1. The notice shall be deemed to have been given at the time when deposited in the mail or sent by other means of written communication.

SECTION 13.6   Record Date.

         For purposes of determining the Limited Partners entitled to notice of or to vote at a meeting of the Limited Partners or to give approvals without a meeting as provided in Section 13.11 the General Partner may set a Record Date, which shall not be less than 10 nor more than 60 days before (a) the date of the meeting (unless such requirement conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Limited Partner Interests are listed for trading, in which case the rule, regulation, guideline or requirement of such exchange shall govern) or (b) in the event that approvals are sought without a meeting, the date by which Limited Partners are requested in writing by the General Partner to give such approvals.

SECTION 13.7   Adjournment.

         When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting and a new Record Date need not be fixed, if the time and place thereof are announced at the meeting at which the adjournment is taken, unless such adjournment shall be for more than 45 days. At the adjourned meeting, the Partnership may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 45 days or if a new Record Date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given in accordance with this Article XIII.


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SECTION 13.8   Waiver of Notice; Approval of Meeting; Approval of Minutes.

         The transactions of any meeting of Limited Partners, however called and noticed, and whenever held, shall be as valid as if it had occurred at a meeting duly held after regular call and notice, if a quorum is present either in person or by proxy, and if, either before or after the meeting, Limited Partners representing such quorum who were present in person or by proxy and entitled to vote, sign a written waiver of notice or an approval of the holding of the meeting or an approval of the minutes thereof. All waivers and approvals shall be filed with the Partnership records or made a part of the minutes of the meeting. Attendance of a Limited Partner at a meeting shall constitute a waiver of notice of the meeting, except when the Limited Partner does not approve, at the beginning of the meeting, of the transaction of any business because the meeting is not lawfully called or convened; and except that attendance at a meeting is not a waiver of any right to disapprove the consideration of matters required to be included in the notice of the meeting, but not so included, if the disapproval is expressly made at the meeting.

SECTION 13.9   Quorum.

         The holders of a majority of the Outstanding Limited Partner Interests of the class or classes for which a meeting has been called (including Limited Partner Interests deemed owned by the General Partner) represented in person or by proxy shall constitute a quorum at a meeting of Limited Partners of such class or classes unless any such action by the Limited Partners requires approval by holders of a greater percentage of such Limited Partner Interests, in which case the quorum shall be such greater percentage. At any meeting of the Limited Partners duly called and held in accordance with this Agreement at which a quorum is present, the act of Limited Partners holding Outstanding Limited Partner Interests that in the aggregate represent a majority of the Outstanding Limited Partner Interests entitled to vote and be present in person or by proxy at such meeting shall be deemed to constitute the act of all Limited Partners, unless a greater or different percentage is required with respect to such action under the provisions of this Agreement, in which case the act of the Limited Partners holding Outstanding Limited Partner Interests that in the aggregate represent at least such greater or different percentage shall be required. The Limited Partners present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough Limited Partners to leave less than a quorum, if any action taken (other than adjournment) is approved by the required percentage of Outstanding Limited Partner Interests specified in this Agreement (including Limited Partner Interests deemed owned by the General Partner). In the absence of a quorum any meeting of Limited Partners may be adjourned from time to time by the affirmative vote of holders of at least a majority of the Outstanding Limited Partner Interests entitled to vote at such meeting (including Limited Partner Interests deemed owned by the General Partner) represented either in person or by proxy, but no other business may be transacted, except as provided in Section 13.7.


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SECTION 13.10   Conduct of a Meeting.

         The General Partner shall have full power and authority concerning the manner of conducting any meeting of the Limited Partners or solicitation of approvals in writing, including the determination of Persons entitled to vote, the existence of a quorum, the satisfaction of the requirements of Section 13.4, the conduct of voting, the validity and effect of any proxies and the determination of any controversies, votes or challenges arising in connection with or during the meeting or voting. The General Partner shall designate a Person to serve as chairman of any meeting and shall further designate a Person to take the minutes of any meeting. All minutes shall be kept with the records of the Partnership maintained by the General Partner. The General Partner may make such other regulations consistent with applicable law and this Agreement as it may deem advisable concerning the conduct of any meeting of the Limited Partners or solicitation of approvals in writing, including regulations in regard to the appointment of proxies, the appointment and duties of inspectors of votes and approvals, the submission and examination of proxies and other evidence of the right to vote, and the revocation of approvals in writing.

SECTION 13.11   Action Without a Meeting.

         If authorized by the General Partner, any action that may be taken at a meeting of the Limited Partners may be taken without a meeting if an approval in writing setting forth the action so taken is signed by Limited Partners owning not less than the minimum percentage of the Outstanding Limited Partner Interests (including Limited Partner Interests deemed owned by the General Partner) that would be necessary to authorize or take such action at a meeting at which all the Limited Partners were present and voted (unless such provision conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Limited Partner Interests are listed for trading, in which case the rule, regulation, guideline or requirement of such exchange shall govern). Prompt notice of the taking of action without a meeting shall be given to the Limited Partners who have not approved in writing. The General Partner may specify that any written ballot submitted to Limited Partners for the purpose of taking any action without a meeting shall be returned to the Partnership within the time period, which shall be not less than 20 days, specified by the General Partner. If a ballot returned to the Partnership does not vote all of the Limited Partner Interests held by the Limited Partners the Partnership shall be deemed to have failed to receive a ballot for the Limited Partner Interests that were not voted. If approval of the taking of any action by the Limited Partners is solicited by any Person other than by or on behalf of the General Partner, the written approvals shall have no force and effect unless and until (a) they are deposited with the Partnership in care of the General Partner, (b) approvals sufficient to take the action proposed are dated as of a date not more than 90 days prior to the date sufficient approvals are deposited with the Partnership and (c) an Opinion of Counsel is delivered to the General Partner to the effect that the exercise of such right and the action proposed to be taken with respect to any particular matter (i) will not cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners' limited liability, and (ii) is otherwise


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permissible under the state statutes then governing the rights, duties and liabilities of the Partnership and the Partners.

SECTION 13.12   Voting and Other Rights.

                  (a) Only those Record Holders of the Limited Partner Interests on the Record Date set pursuant to Section 13.6 (and also subject to the limitations contained in the definition of "Outstanding") shall be entitled to notice of, and to vote at, a meeting of Limited Partners or to act with respect to matters as to which the holders of the Outstanding Limited Partner Interests have the right to vote or to act. All references in this Agreement to votes of, or other acts that may be taken by, the Outstanding Limited Partner Interests shall be deemed to be references to the votes or acts of the Record Holders of such Outstanding Limited Partner Interests.

                  (b) With respect to Limited Partner Interests that are held for a Person's account by another Person (such as a broker, dealer, bank, trust company or clearing corporation, or an agent of any of the foregoing), in whose name such Limited Partner Interests are registered, such other Person shall, in exercising the voting rights in respect of such Limited Partner Interests on any matter, and unless the arrangement between such Persons provides otherwise, vote such Limited Partner Interests in favor of, and at the direction of, the Person who is the beneficial owner, and the Partnership shall be entitled to assume it is so acting without further inquiry. The provisions of this Section 13.12(b) (as well as all other provisions of this Agreement) are subject to the provisions of Section 4.3.

                                   ARTICLE XIV
                                     MERGER

SECTION 14.1   Authority.

         The Partnership may merge or consolidate with one or more corporations, limited liability companies, business trusts or associations, real estate investment trusts, common law trusts or unincorporated businesses, including a general partnership or limited partnership, formed under the laws of the State of Delaware or any other state of the United States of America, pursuant to a written agreement of merger or consolidation ("Merger Agreement") in accordance with this Article XIV.

SECTION 14.2   Procedure for Merger or Consolidation.

         Merger or consolidation of the Partnership pursuant to this Article XIV requires the prior approval of the General Partner. If the General Partner shall determine, in the exercise of its discretion, to consent to the merger or consolidation, the General Partner shall approve the Merger Agreement, which shall set forth:


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                  (a) The names and jurisdictions of formation or organization of each of the business entities proposing to merge or consolidate;

                  (b) The name and jurisdiction of formation or organization of the business entity that is to survive the proposed merger or consolidation (the "Surviving Business Entity");

                  (c) The terms and conditions of the proposed merger or consolidation;

                  (d) The manner and basis of exchanging or converting the equity securities of each constituent business entity for, or into, cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity; and (i) if any general or limited partner interests, securities or rights of any constituent business entity are not to be exchanged or converted solely for, or into, cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity, the cash, property or general or limited partner interests, rights, securities or obligations of any limited partnership, corporation, trust or other entity (other than the Surviving Business Entity) which the holders of such general or limited partner interests, securities or rights are to receive in exchange for, or upon conversion of their general or limited partner interests, securities or rights, and (ii) in the case of securities represented by certificates, upon the surrender of such certificates, which cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity or any general or limited partnership, corporation, trust or other entity (other than the Surviving Business Entity), or evidences thereof, are to be delivered;

                  (e) A statement of any changes in the constituent documents or the adoption of new constituent documents (the articles or certificate of incorporation, articles of trust, declaration of trust, certificate or agreement of limited partnership or other similar charter or governing document) of the Surviving Business Entity to be effected by such merger or consolidation;

                  (f) The effective time of the merger, which may be the date of the filing of the certificate of merger pursuant to Section 14.4 or a later date specified in or determinable in accordance with the Merger Agreement (provided, that if the effective time of the merger is to be later than the date of the filing of the certificate of merger, the effective time shall be fixed no later than the time of the filing of the certificate of merger and stated therein); and

                  (g) Such other provisions with respect to the proposed merger or consolidation as are deemed necessary or appropriate by the General Partner.

SECTION 14.3 Approval by Limited Partners of Merger or Consolidation.

                  (a) Except as provided in Section 14.3(d), the General Partner, upon its approval of the Merger Agreement, shall direct that the Merger Agreement be submitted to a vote of Limited Partners, whether at a special meeting or by written consent, in either case in


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accordance with the requirements of Article XIII. A copy or a summary of the
Merger Agreement shall be included in or enclosed with the notice of a special meeting or the written consent.

                  (b) Except as provided in Section 14.3(d), the Merger Agreement shall be approved upon receiving the affirmative vote or consent of the holders of a Unit Majority unless the Merger Agreement contains any provision that, if contained in an amendment to this Agreement, the provisions of this Agreement or the Delaware Act would require for its approval the vote or consent of a greater percentage of the Outstanding Limited Partner Interests or of any class of Limited Partners, in which case such greater percentage vote or consent shall be required for approval of the Merger Agreement.

                  (c) Except as provided in Section 14.3(d), after such approval by vote or consent of the Limited Partners, and at any time prior to the filing of the certificate of merger pursuant to Section 14.4, the merger or consolidation may be abandoned pursuant to provisions therefor, if any, set forth in the Merger Agreement.

                  (d) Notwithstanding anything else contained in this Article XIV or in this Agreement, the General Partner is permitted, in its discretion, without Limited Partner approval, to merge the Partnership or any Group Member into, or convey all of the Partnership's assets to, another limited liability entity which shall be newly formed and shall have no assets, liabilities or operations at the time of such Merger other than those it receives from the Partnership or other Group Member if (i) the General Partner has received an Opinion of Counsel that the merger or conveyance, as the case may be, would not result in the loss of the limited liability of any Limited Partner or any partner in the Operating Partnership or cause the Partnership or Operating Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously treated as such), (ii) the sole purpose of such merger or conveyance is to effect a mere change in the legal form of the Partnership into another limited liability entity and (iii) the governing instruments of the new entity provide the Limited Partners and the General Partner with the same rights and obligations as are herein contained.

SECTION 14.4   Certificate of Merger.

         Upon the required approval by the General Partner and the Unitholders of a Merger Agreement, a certificate of merger shall be executed and filed with the Secretary of State of the State of Delaware in conformity with the requirements of the Delaware Act.

SECTION 14.5   Effect of Merger.

                  (a) At the effective time of the certificate of merger:

                  (i) all of the rights, privileges and powers of each of the business entities that has merged or consolidated, and all property, real, personal and mixed, and all debts due


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         to any of those business entities and all other things and causes of action belonging to each of those business entities, shall be vested in the Surviving Business Entity and after the merger or consolidation shall be the property of the Surviving Business Entity to the extent they were of each constituent business entity;

                  (ii) the title to any real property vested by deed or otherwise in any of those constituent business entities shall not revert and is not in any way impaired because of the merger or consolidation;

                  (iii) all rights of creditors and all liens on or security interests in property of any of those constituent business entities shall be preserved unimpaired; and

                  (iv) all debts, liabilities and duties of those constituent business entities shall attach to the Surviving Business Entity and may be enforced against it to the same extent as if the debts, liabilities and duties had been incurred or contracted by it.

                  (b) A merger or consolidation effected pursuant to this Article shall not be deemed to result in a transfer or assignment of assets or liabilities from one entity to another.

                                   ARTICLE XV
                   RIGHT TO ACQUIRE LIMITED PARTNER INTERESTS

SECTION 15.1   Right to Acquire Limited Partner Interests.

                  (a) Notwithstanding any other provision of this Agreement, if at any time not more than 20% of the total Limited Partner Interests of any class then Outstanding is held by Persons other than the General Partner and its Affiliates, the General Partner shall then have the right, which right it may assign and transfer in whole or in part to the Partnership or any Affiliate of the General Partner, exercisable in its sole discretion, to purchase all, but not less than all, of such Limited Partner Interests of such class then Outstanding held by Persons other than the General Partner and its Affiliates, at the greater of (x) the Current Market Price as of the date three days prior to the date that the notice described in Section 15.1(b) is mailed and (y) the highest price paid by the General Partner or any of its Affiliates for any such Limited Partner Interest of such class purchased during the 90-day period preceding the date that the notice described in Section 15.1(b) is mailed. As used in this Agreement, (i) "Current Market Price" as of any date of any class of Limited Partner Interests listed or admitted to trading on any National Securities Exchange means the average of the daily Closing Prices (as hereinafter defined) per limited partner interest of such class for the 20 consecutive Trading Days (as hereinafter defined) immediately prior to such date; (ii) "Closing Price" for any day means the last sale price on such day, regular way, or in case no such sale takes place on such day, the average of the closing bid and asked prices on such day, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted for trading on the principal National Securities Exchange (other than the Nasdaq Stock Market) on which such


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Limited Partner Interests of such class are listed or admitted to trading or, if such Limited Partner Interests of such class are not listed or admitted to trading on any National Securities Exchange (other than the Nasdaq Stock
Market), the last quoted price on such day or, if not so quoted, the average of the high bid and low asked prices on such day in the over-the-counter market, as reported by the Nasdaq Stock Market or such other system then in use, or, if on any such day such Limited Partner Interests of such class are not quoted by any such organization, the average of the closing bid and asked prices on such day as furnished by a professional market maker making a market in such Limited Partner Interests of such class selected by the General Partner, or if on any such day no market maker is making a market in such Limited Partner Interests of such class, the fair value of such Limited Partner Interests on such day as determined reasonably and in good faith by the General Partner; and (iii) "Trading Day" means a day on which the principal National Securities Exchange on which such Limited Partner Interests of any class are listed or admitted to trading is open for the transaction of business or, if Limited Partner Interests of a class are not listed or admitted to trading on any National Securities Exchange, a day on which banking institutions in New York City generally are open.

                  (b) If the General Partner, any Affiliate of the General Partner or the Partnership elects to exercise the right to purchase Limited Partner Interests granted pursuant to Section 15.1(a), the General Partner shall deliver to the Transfer Agent notice of such election to purchase (the "Notice of Election to Purchase") and shall cause the Transfer Agent to mail a copy of such Notice of Election to Purchase to the Record Holders of Limited Partner Interests of such class (as of a Record Date selected by the General Partner) at least 10, but not more than 60, days prior to the Purchase Date. Such Notice of Election to Purchase shall also be published for a period of at least three consecutive days in at least two daily newspapers of general circulation printed in the English language and published in the Borough of Manhattan, New York. The Notice of Election to Purchase shall specify the Purchase Date and the price (determined in accordance with Section 15.1(a)) at which Limited Partner Interests will be purchased and state that the General Partner, its Affiliate or the Partnership, as the case may be, elects to purchase such Limited Partner Interests, upon surrender of Certificates representing such Limited Partner Interests in exchange for payment, at such office or offices of the Transfer Agent as the Transfer Agent may specify, or as may be required by any National Securities Exchange on which such Limited Partner Interests are listed or admitted to trading. Any such Notice of Election to Purchase mailed to a Record Holder of Limited Partner Interests at his address as reflected in the records of the Transfer Agent shall be conclusively presumed to have been given regardless of whether the owner receives such notice. On or prior to the Purchase Date, the General Partner, its Affiliate or the Partnership, as the case may be, shall deposit with the Transfer Agent cash in an amount sufficient to pay the aggregate purchase price of all of such Limited Partner Interests to be purchased in accordance with this Section 15.1. If the Notice of Election to Purchase shall have been duly given as aforesaid at least 10 days prior to the Purchase Date, and if on or prior to the Purchase Date the deposit described in the preceding sentence has been made for the benefit of the holders of Limited Partner Interests subject to purchase as provided herein, then from and after the Purchase Date, notwithstanding that any Certificate shall not have been surrendered for purchase, all rights of the holders of such Limited Partner Interests (including any rights pursuant to Articles IV, V, VI, and XII) shall thereupon cease, except the right to receive the purchase price (determined in accordance with Section 15.1(a)) for Limited Partner Interests therefor, without interest, upon surrender to the Transfer Agent of the Certificates representing such

Limited Partner Interests, and such Limited Partner Interests shall thereupon be deemed to be transferred to the General Partner, its Affiliate or the Partnership, as the case may be, on the record books of the Transfer Agent and the Partnership, and the General Partner or any Affiliate of the General Partner, or the Partnership, as the case may be, shall be deemed to be the owner of all such Limited Partner Interests from and after the Purchase Date and shall have all rights as the owner of such Limited Partner Interests (including all rights as owner of such Limited Partner Interests pursuant to Articles IV, V, VI and XII).

                  (c) At any time from and after the Purchase Date, a holder of an Outstanding Limited Partner Interest subject to purchase as provided in this
Section 15.1 may surrender his Certificate evidencing such Limited Partner Interest to the Transfer Agent in exchange for payment of the amount described in Section 15.1(a), therefor, without interest thereon.

                                   ARTICLE XVI
                               GENERAL PROVISIONS

SECTION 16.1   Addresses and Notices.

         Any notice, demand, request, report or proxy materials required or permitted to be given or made to a Partner or Assignee under this Agreement shall be in writing and shall be deemed given or made when delivered in person or when sent by first class United States mail or by other means of written communication to the Partner or Assignee at the address described below. Any notice, payment or report to be given or made to a Partner or Assignee hereunder shall be deemed conclusively to have been given or made, and the obligation to give such notice or report or to make such payment shall be deemed conclusively to have been fully satisfied, upon sending of such notice, payment or report to the Record Holder of such Partnership Securities at his address as shown on the records of the Transfer Agent or as otherwise shown on the records of the Partnership, regardless of any claim of any Person who may have an interest in such Partnership Securities by reason of any assignment or otherwise. An affidavit or certificate of making of any notice, payment or report in accordance with the provisions of this Section 16.1 executed by the General Partner, the Transfer Agent or the mailing organization shall be prima facie evidence of the giving or making of such notice, payment or report. If any notice, payment or report addressed to a Record Holder at the address of such Record Holder appearing on the books and records of the Transfer Agent or the Partnership is returned by the United States Postal Service marked to indicate that the United States Postal Service is unable to deliver it, such notice, payment or report and any subsequent notices, payments and reports shall be deemed to have been duly given or made without further mailing (until such time as such Record Holder or another Person notifies the Transfer Agent or the Partnership of a change in his address) if they are available for the Partner or Assignee at the principal office of the Partnership for a period of one year from the date of the giving or making of such notice, payment or report to the other Partners and Assignees. Any notice to the Partnership shall be deemed given if received by the General Partner at the principal office of the Partnership designated pursuant to Section 2.3. The General Partner may rely and shall be protected in relying on any notice or other document from a Partner, Assignee or other Person if believed by it to be genuine.

SECTION 16.2   Further Action.

         The parties shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

SECTION 16.3   Binding Effect.

         This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

SECTION 16.4   Integration.

         This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

SECTION 16.5   Creditors.

         None of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Partnership.

SECTION 16.6   Waiver.

         No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach of any other covenant, duty, agreement or condition.

SECTION 16.7   Counterparts.

         This Agreement may be executed in counterparts, all of which together shall constitute an agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart. Each party shall become bound by this Agreement immediately upon affixing its signature hereto or, in the case of a Person acquiring a Unit, upon accepting the certificate evidencing such Unit or executing and delivering a Transfer Application as herein described, independently of the signature of any other party.

SECTION 16.8   Applicable Law.

         This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to the principles of conflicts of law.

SECTION 16.9   Invalidity of Provisions.

         If any provision of this Agreement is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

SECTION 16.10   Consent of Partners.

         Each Partner hereby expressly consents and agrees that, whenever in this Agreement it is specified that an action may be taken upon the affirmative vote or consent of less than all of the Partners, such action may be so taken upon the concurrence of less than all of the Partners and each Partner shall be bound by the results of such action.

                     [Rest of Page Intentionally Left Blank]

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.


                                         GENERAL PARTNER:

                                         SHAMROCK GENERAL PARTNER, L.P.

                                         By:   Shamrock Logistics GP, LLC, its
                                                   General Partner
                                               Name:
                                                    ----------------------------
                                               Title:
                                                     ---------------------------

                                         ORGANIZATIONAL LIMITED PARTNER:


                                         ---------------------------------------


                                         LIMITED PARTNERS:

                                         All Limited Partners now and
                                         hereafter admitted as Limited
                                         Partners of the Partnership,
                                         pursuant to powers of attorney
                                         now and hereafter executed in
                                         favor of, and granted and
                                         delivered to the General
                                         Partner.

                                         SHAMROCK GENERAL PARTNER, L.P.

                                         By:   Shamrock Logistics GP, LLC, its
                                                   General Partner
                                               Name:
                                                    ----------------------------
                                               Title:
                                                     ---------------------------

                                    EXHIBIT A
                               TO THE AMENDED AND
                  RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF
                            SHAMROCK LOGISTICS, L.P.

                       CERTIFICATE EVIDENCING COMMON UNITS
                    REPRESENTING LIMITED PARTNER INTERESTS IN
                            SHAMROCK LOGISTICS, L.P.

No.                                                                 Common Units
    --------------                                    -------------

         In accordance with Section 4.1 of the Amended and Restated Agreement of Limited Partnership of Shamrock Logistics, L.P., as amended, supplemented or restated from time to time (the "Partnership Agreement"), Shamrock Logistics, L.P., a Delaware limited partnership (the "Partnership"), hereby certifies that ___________________ (the "Holder") is the registered owner of ________ Common Units representing limited partner interests in the Partnership (the "Common Units") transferable on the books of the Partnership, in person or by duly authorized attorney, upon surrender of this Certificate properly endorsed and accompanied by a properly executed application for transfer of the Common Units represented by this Certificate. The rights, preferences and limitations of the Common Units are set forth in, and this Certificate and the Common Units represented hereby are issued and shall in all respects be subject to the terms and provisions of, the Partnership Agreement. Copies of the Partnership Agreement are on file at, and will be furnished without charge on delivery of written request to the Partnership at, the principal office of the Partnership located at 6000 North Loop 1604 West, San Antonio, Texas 78249. Capitalized terms used herein but not defined shall have the meanings given them in the Partnership Agreement.

         The Holder, by accepting this Certificate, is deemed to have (i) requested admission as, and agreed to become, a Limited Partner and to have agreed to comply with and be bound by and to have executed the Partnership Agreement, (ii) represented and warranted that the Holder has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement, (iii) granted the powers of attorney provided for in the Partnership Agreement and (iv) made the waivers and given the consents and approvals contained in the Partnership Agreement.

         This Certificate shall not be valid for any purpose unless it has been countersigned and registered by the Transfer Agent and Registrar.


Dated:                                  SHAMROCK LOGISTICS, L.P.
       ---------------------------

                                        By:   Shamrock General Partner, its
                                                 General Partner

Countersigned and Registered by:             By: Shamrock Logistics GP, LLC, its
                                                     General Partner

                                             By:
----------------------------------              --------------------------------
as Transfer Agent and Registrar                   Name:
                                                       -------------------------

By:                                          By:
   ------------------------------               --------------------------------
   Authorized Signature                         Secretary

                            [REVERSE OF CERTIFICATE]

                                  ABBREVIATIONS

      The following abbreviations, when used in the inscription on the face of this Certificate, shall be construed as follows according to applicable laws or regulations:


TEN COM -   as tenants in common                                 UNIF GIFT/TRANSFERS MIN ACT
TEN ENT -   as tenants by the entireties                                        Custodian
                                                                 --------------           -----------------
                                                                     (Cust)                    (Minor)
JT TEN -    as joint tenants with right of survivorship and      under Uniform Gifts/Transfers to
            not as tenants in common                             Minors Act
                                                                            -------------------------------
                                                                                         (State)

      Additional abbreviations, though not in the above list, may also be used.

                           ASSIGNMENT OF COMMON UNITS
                                       IN
                            SHAMROCK LOGISTICS, L.P.
              IMPORTANT NOTICE REGARDING INVESTOR RESPONSIBILITIES
              DUE TO TAX SHELTER STATUS OF SHAMROCK LOGISTICS, L.P.

   You have acquired an interest in Shamrock Logistics, L.P., 6000 North Loop 1604 West, San Antonio, Texas 78249, whose taxpayer identification number is
[      ]. The Internal Revenue Service has issued Shamrock Logistics, L.P. the following tax shelter registration number:_______.

      YOU MUST REPORT THIS REGISTRATION NUMBER TO THE INTERNAL REVENUE SERVICE IF YOU CLAIM ANY DEDUCTION, LOSS, CREDIT OR OTHER TAX BENEFIT OR REPORT ANY INCOME BY REASON OF YOUR INVESTMENT IN SHAMROCK LOGISTICS, L.P.

      You must report the registration number as well as the name and taxpayer identification number of Shamrock Logistics, L.P. on Form 8271. FORM 8271 MUST BE ATTACHED TO THE RETURN ON WHICH YOU CLAIM THE DEDUCTION, LOSS, CREDIT OR OTHER TAX BENEFIT OR REPORT ANY INCOME BY REASON OF YOUR INVESTMENT IN SHAMROCK LOGISTICS, L.P.

      If you transfer your interest in Shamrock Logistics, L.P. to another person, you are required by the Internal Revenue Service to keep a list containing (a) that person's name, address and taxpayer identification number,
(b) the date on which you transferred the interest and (c) the name, address and tax shelter registration number of Shamrock Logistics, L.P. If you do not want to keep such a list, you must (1) send the information specified above to the Partnership, which will keep the list for this tax shelter, and (2) give a copy of this notice to the person to whom you transfer your interest. Your failure to comply with any of the above-described responsibilities could result in the imposition of a penalty under Section 6707(b) or 6708(a) of the Internal Revenue Code of 1986, as amended, unless such failure is shown to be due to reasonable cause.

      ISSUANCE OF A REGISTRATION NUMBER DOES NOT INDICATE THAT THIS INVESTMENT OR THE CLAIMED TAX BENEFITS HAVE BEEN REVIEWED, EXAMINED OR APPROVED BY THE INTERNAL REVENUE SERVICE.

         FOR VALUE RECEIVED, ___________________________ hereby assigns, conveys, sells and transfers unto

------------------------------------     ---------------------------------------
(Please print or typewrite name          (Please insert Social Security or other
and address of Assignee)                 identifying number of Assignee)

________________ Common Units representing limited partner interests evidenced by this Certificate, subject to the Partnership Agreement, and does hereby irrevocably constitute and appoint ________________ as its attorney-in-fact with full power of substitution to transfer the same on the books of Shamrock Logistics, L.P.


Date:                            NOTE:  The signature to any endorsement hereon
                                        must correspond with the name as written upon the face of this Certificate in every particular, without alteration, enlargement or change.

SIGNATURE(S) MUST BE
GUARANTEED BY A MEMBER FIRM                                       (Signature)
OF THE NATIONAL ASSOCIATION OF
SECURITIES DEALERS, INC. OR BY A                                  (Signature)
COMMERCIAL BANK OR TRUST
COMPANY

SIGNATURE(S) GUARANTEED

      No transfer of the Common Units evidenced hereby will be registered on the books of the Partnership, unless the Certificate evidencing the Common Units to be transferred is surrendered for registration or transfer and an Application for Transfer of Common Units has been executed by a transferee either (a) on the form set forth below or (b) on a separate application that the Partnership will furnish on request without charge. A transferor of the Common Units shall have no duty to the transferee with respect to execution of the transfer application in order for such transferee to obtain registration of the transfer of the Common Units.

                    APPLICATION FOR TRANSFER OF COMMON UNITS

      The undersigned ("Assignee") hereby applies for transfer to the name of the Assignee of the Common Units evidenced hereby.

      The Assignee (a) requests admission as a Substituted Limited Partner and agrees to comply with and be bound by, and hereby executes, the Amended and Restated Agreement of Limited Partnership of Shamrock Logistics, L.P. (the "Partnership"), as amended, supplemented or restated to the date hereof (the "Partnership Agreement"), (b) represents and warrants that the Assignee has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement, (c) appoints the General Partner of the Partnership and, if a Liquidator shall be appointed, the Liquidator of the Partnership as the Assignee's attorney-in-fact to execute, swear to, acknowledge and file any document, including, without limitation, the Partnership Agreement and any amendment thereto and the Certificate of Limited Partnership of the Partnership and any amendment thereto, necessary or appropriate for the Assignee's admission as a Substituted Limited Partner and as a party to the Partnership Agreement, (d) gives the powers of attorney provided for in the Partnership Agreement, and (e) makes the waivers and gives the consents and approvals contained in the Partnership Agreement. Capitalized terms not defined herein have the meanings assigned to such terms in the Partnership Agreement.


Date:
     ----------------------------------      -----------------------------------
                                                    Signature of Assignee


---------------------------------------      -----------------------------------
 Social Security or other identifying            Name and Address of Assignee
          number of Assignee


---------------------------------------
 Purchase Price including commissions,
               if any

Type of Entity (check one):


 [ ] Individual           [ ]  Partnership                    [ ]  Corporation
 [ ] Trust                [ ]  Other (specify)
                                              --------------------------------

 Nationality (check one):


 [ ] U.S. Citizen, Resident or Domestic Entity
 [ ] Foreign Corporation            [ ]  Non-resident Alien

         If the U.S. Citizen, Resident or Domestic Entity box is checked, the following certification must be completed.

         Under Section 1445(e) of the Internal Revenue Code of 1986, as amended (the "Code"), the Partnership must withhold tax with respect to certain transfers of property if a holder of an interest in the Partnership is a foreign person. To inform the Partnership that no withholding is required with respect to the undersigned interestholder's interest in it, the undersigned hereby certifies the following (or, if applicable, certifies the following on behalf of the interestholder).

Complete Either A or B:

A.     Individual Interestholder

       1. I am not a non-resident alien for purposes of U.S. income taxation.

       2.     My U.S. taxpayer identification number (Social Security Number) is
              ______________.

       3.     My home address is ___________________________________.

B.     Partnership, Corporation or Other Interestholder

         1. ___________________________ is not a foreign corporation, foreign (Name of Interestholder)
              partnership, foreign trust or foreign estate (as those terms are defined in the Code and Treasury Regulations).

         2.   The interestholder's U.S. employer identification number is
              _________________.

         3. The interestholder's office address and place of incorporation (if applicable) is ________________.

         The interestholder agrees to notify the Partnership within sixty (60) days of the date the interestholder becomes a foreign person.

         The interestholder understands that this certificate may be disclosed to the Internal Revenue Service by the Partnership and that any false statement contained herein could be punishable by fine, imprisonment or both.

         Under penalties of perjury, I declare that I have examined this certification and to the best of my knowledge and belief it is true, correct and complete and, if applicable, I further declare that I have authority to sign this document on behalf of:


                          ----------------------------
                             Name of Interestholder


                          ----------------------------
                               Signature and Date


                          ----------------------------
                              Title (if applicable)

         Note: If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee holder or an agent of any of the foregoing, and is holding for the account of any other person, this application should be completed by an officer thereof or, in the case of a broker or dealer, by a registered representative who is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or, in the case of any other nominee holder, a person performing a similar function. If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee owner or an agent of any of the foregoing, the above certification as to any person for whom the Assignee will hold the Common Units shall be made to the best of the Assignee's knowledge.

                                                                      APPENDIX B

                        FORM OF APPLICATION OF TRANSFER
                                OF COMMON UNITS

                                                                      APPENDIX B

      No transfer of the Common Units evidenced hereby will be registered on the books of the Partnership, unless the Certificate evidencing the Common Units to be transferred is surrendered for registration or transfer and an Application for Transfer of Common Units has been executed by a transferee either (a) on the form set forth below or (b) on a separate application that the Partnership will furnish on request without charge. A transferor of the Common Units shall have no duty to the transferee with respect to execution of the transfer application in order for such transferee to obtain registration of the transfer of the Common Units.

                    APPLICATION FOR TRANSFER OF COMMON UNITS

      The undersigned ("Assignee") hereby applies for transfer to the name of the Assignee of the Common Units evidenced hereby.

      The Assignee (a) requests admission as a Substituted Limited Partner and agrees to comply with and be bound by, and hereby executes, the Amended and Restated Agreement of Limited Partnership of Shamrock Logistics, L.P. (the "Partnership"), as amended, supplemented or restated to the date hereof (the "Partnership Agreement"), (b) represents and warrants that the Assignee has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement, (c) appoints the General Partner of the Partnership and, if a Liquidator shall be appointed, the Liquidator of the Partnership as the Assignee's attorney-in-fact to execute, swear to, acknowledge and file any document, including, without limitation, the Partnership Agreement and any amendment thereto and the Certificate of Limited Partnership of the Partnership and any amendment thereto, necessary or appropriate for the Assignee's admission as a Substituted Limited Partner and as a party to the Partnership Agreement, (d) gives the powers of attorney provided for in the Partnership Agreement, and (e) makes the waivers and gives the consents and approvals contained in the Partnership Agreement. Capitalized terms not defined herein have the meanings assigned to such terms in the Partnership Agreement.


Date:
     ----------------------------------      -----------------------------------
                                                    Signature of Assignee


---------------------------------------      -----------------------------------
 Social Security or other identifying            Name and Address of Assignee
          number of Assignee


---------------------------------------
 Purchase Price including commissions,
               if any

Type of Entity (check one):


 [ ] Individual           [ ]  Partnership                    [ ]  Corporation
 [ ] Trust                [ ]  Other (specify)
                                              --------------------------------

 Nationality (check one):


 [ ] U.S. Citizen, Resident or Domestic Entity
 [ ] Foreign Corporation            [ ]  Non-resident Alien

         If the U.S. Citizen, Resident or Domestic Entity box is checked, the following certification must be completed.

         Under Section 1445(e) of the Internal Revenue Code of 1986, as amended (the "Code"), the Partnership must withhold tax with respect to certain transfers of property if a holder of an interest in the Partnership is a foreign person. To inform the Partnership that no withholding is required with respect to the undersigned interestholder's interest in it, the undersigned hereby certifies the following (or, if applicable, certifies the following on behalf of the interestholder).

Complete Either A or B:

A.     Individual Interestholder

       1. I am not a non-resident alien for purposes of U.S. income taxation.

       2.     My U.S. taxpayer identification number (Social Security Number) is
              ______________.

       3.     My home address is ___________________________________.

B.     Partnership, Corporation or Other Interestholder

         1. ___________________________ is not a foreign corporation, foreign (Name of Interestholder)
              partnership, foreign trust or foreign estate (as those terms are defined in the Code and Treasury Regulations).

         2.   The interestholder's U.S. employer identification number is
              _________________.

         3. The interestholder's office address and place of incorporation (if applicable) is ________________.

         The interestholder agrees to notify the Partnership within sixty (60) days of the date the interestholder becomes a foreign person.

         The interestholder understands that this certificate may be disclosed to the Internal Revenue Service by the Partnership and that any false statement contained herein could be punishable by fine, imprisonment or both.

         Under penalties of perjury, I declare that I have examined this certification and to the best of my knowledge and belief it is true, correct and complete and, if applicable, I further declare that I have authority to sign this document on behalf of:


                          ----------------------------
                             Name of Interestholder


                          ----------------------------
                               Signature and Date


                          ----------------------------
                              Title (if applicable)

         Note: If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee holder or an agent of any of the foregoing, and is holding for the account of any other person, this application should be completed by an officer thereof or, in the case of a broker or dealer, by a registered representative who is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or, in the case of any other nominee holder, a person performing a similar function. If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee owner or an agent of any of the foregoing, the above certification as to any person for whom the Assignee will hold the Common Units shall be made to the best of the Assignee's knowledge.

                                                                      APPENDIX C

                               GLOSSARY OF TERMS

     Adjusted Operating Surplus: For any period, Operating Surplus generated during that period as adjusted to:

          (a) decrease Operating Surplus by:


             (1) any net increase in Working Capital Borrowings with respect to that period, and


             (2) any net reduction in cash reserves for Operating Expenditures during that period not relating to an Operating Expenditure made during that period; and

          (b) increase Operating Surplus by:


             (1) any net decrease in Working Capital Borrowings with respect to that period; and



             (2) any net increase in cash reserves for Operating Expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium.


     Adjusted Operating Surplus does not include that portion of Operating Surplus included in clause (a)(1) of the definition of Operating Surplus.

     Available Cash: For any quarter prior to liquidation:

          (a) the sum of:

             (1) all cash and cash equivalents of Shamrock Logistics and its subsidiaries on hand at the end of that quarter; and

             (2) all additional cash and cash equivalents of Shamrock Logistics and its subsidiaries on hand on the date of determination of Available Cash for that quarter resulting from Working Capital Borrowings after the end of that quarter; less

          (b) the amount of cash reserves that is necessary or appropriate in the reasonable discretion of the general partner to:

             (1) provide for the proper conduct of the business of Shamrock
                 Logistics and its subsidiaries (including reserves for future capital expenditures) after that quarter;

             (2) comply with applicable law or any debt instrument or other agreement or obligation to which any member of Shamrock Logistics and its subsidiaries is a party or its assets are subject; and

             (3) provide funds for minimum quarterly distributions and
                 cumulative common unit arrearages for any one or more of the next four quarters;

     provided, however, that the general partner may not establish cash reserves for distributions to the subordinated units unless the general partner has determined that, in its judgment, the establishment of reserves will not prevent Shamrock Logistics from distributing the minimum quarterly distribution on all common units and any common unit arrearages thereon for the next four quarters; and

     provided further, that disbursements made by Shamrock Logistics and its subsidiaries or cash reserves established, increased or reduced after the end of that quarter but on or before the date of determination of Available Cash for that quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining Available Cash, within that quarter if the general partner so determines.

     Capital Account: The capital account maintained for a partner under the amended and restated partnership agreement. The capital account for a common unit, a subordinated unit or any other specified interest in Shamrock Logistics shall be the amount which that capital account will be if that common unit, subordinated unit or other interest in Shamrock Logistics were the only interest in Shamrock Logistics held by a partner.

     Capital Surplus: All Available Cash distributed by Shamrock Logistics from any source will be treated as distributed from Operating Surplus until the sum of all Available Cash distributed since the commencement of Shamrock Logistics equals the Operating Surplus as of the end of the quarter before that distribution. Any excess Available Cash will be deemed to be Capital Surplus.

     Closing Price: The last sale price on a day, regular way, or in case no sale takes place on that day, the average of the closing bid and asked prices on that day, regular way. In either case, as reported in the principal consolidated transaction reporting system for securities listed or admitted to trading on the principal national securities exchange on which the units of that class are listed or admitted to trading. If the units of that class are not listed or admitted to trading on any national securities exchange, the last quoted price on that day. If no quoted price exists, the average of the high bid and low asked prices on that day in the over-the-counter market, as reported by the New York Stock Exchange or any other system then in use. If on any day the units of that class are not quoted by any organization of that type, the average of the closing bid and asked prices on that day as furnished by a professional market maker making a market in the units of the class selected by the board of directors of the general partner. If on that day no market maker is making a market in the units of that class, the fair value of the units on that day as determined reasonably and in good faith by the board of directors of the general partner.

     Common Carrier Pipelines: A pipeline engaged in the transportation of petroleum as a public utility and common carrier for hire.

     Current Market Price: With respect to any class of units listed or admitted to trading on any national securities exchange as of any date, the average of the daily Closing Prices for the 20 consecutive trading days immediately prior to the date.

     Gathering Systems: The gathering lines, pumps, auxiliary tans (in the case of oil), and other equipment used to move oil or gas from the well site to the main pipeline for eventual delivery to the refinery or consumer, as the case may be.

     Interim Capital Transactions:

          (a) borrowings, refinancings or refundings of indebtedness and sales of debt securities (other than Working Capital Borrowings and other than for items purchased on open account in the ordinary course of business) by any member of Shamrock Logistics and its subsidiaries;

          (b) sales of equity interests (including the common units sold to the Underwriters upon the exercise of their over-allotment option) by any member of Shamrock Logistics and its subsidiaries; and

          (c) sales or other voluntary or involuntary dispositions of any assets by any member of Shamrock Logistics and its subsidiaries (other than sales or other dispositions of inventory in the ordinary course of business, sales or other dispositions of other current assets, including, without limitation, receivables and accounts, in the ordinary course of business and sales or other dispositions of assets as a part of normal retirements or replacements), in each case before the dissolution and liquidation of Shamrock Logistics.

     Operating Expenditures: All expenditures of Shamrock Logistics and its subsidiaries including, but not limited to, taxes, reimbursements of the general partner, repayment of Working Capital Borrowings, debt service payments and capital expenditures, subject to the following:

          (a) payments (including prepayments) of principal of and premium on indebtedness other than Working Capital Borrowings shall not constitute Operating Expenditures;


          (b) Operating Expenditures shall not include (1) capital expenditures made for acquisitions or capital improvements, (2) payment of transaction expenses relating to Interim Capital Transactions or
              (3) distributions to partners.


     Operating Surplus: means, with respect to any period before liquidation, on a cumulative basis and without duplication:

          (a) the sum of:

             (1) $10 million plus the net working capital of Shamrock Logistics and its subsidiaries as of the close of business on the closing date of the initial public offering;

             (2) all the cash receipts of Shamrock Logistics and its
                 subsidiaries for the period beginning on the closing date of the initial public offering and ending with the last day of that period, other than cash receipts from Interim Capital Transactions (except to the extent specified in the amended and restated partnership agreement); and

             (3) all cash receipts of Shamrock Logistics and its subsidiaries after the end of that period but on or before the date of determination of Operating Surplus for the period resulting from Working Capital Borrowings; less

          (b) the sum of:

             (1) Operating Expenditures for the period beginning on the date of the closing of the initial public offering and ending with the last day of that period; and

             (2) the amount of cash reserves that is necessary or advisable in the reasonable discretion of the general partner to provide funds for future Operating Expenditures; provided, however, that disbursements made (including contribution to Shamrock Logistics or any of its subsidiaries or disbursements on behalf of Shamrock Logistics or any of its subsidiaries) or cash reserves established, increased or reduced after the end of the period but on or before the date of determination of Available Cash with respect to the period shall be deemed to have been made, established, increased or decreased for the purposes of determining Operating Surplus within the period if the general partner so determines.

     Notwithstanding the foregoing, "Operating Surplus" for the quarter in which the liquidation date occurs and any later quarter shall equal zero.

     Subordination Period: the subordination period will extend from the date of the closing of the initial public offering until the first to occur of the following:

          (a) the first day of any quarter beginning on or after December 31, 2005 for which:

             (1) distributions of Available Cash from Operating Surplus on each of the outstanding common units and subordinated units equaled or exceeded the sum of the minimum quarterly distribution on all of the outstanding common units and subordinated units for each of the three non-overlapping four-quarter periods immediately preceding that date;

             (2) the Adjusted Operating Surplus, generated during each of the three immediately preceding, non-overlapping four quarter periods equaled or exceeded the sum of minimum quarterly distribution on all of the common units and subordinated units that were outstanding during those periods on a fully diluted basis and the related distribution on the general partner interest in Shamrock Logistics and the general partner interest in Shamrock Logistics Operations during these periods; and

             (3) there are no arrearages in payment of the minimum quarterly distribution on the common units.

          (b) the date on which the general partner is removed as general partner of Shamrock Logistics upon the requisite vote by limited partners under circumstances where cause does not exist and units held by the general partner and its affiliates are not voted in favor of removal.

     Terminalling: the temporary storage of crude oil or refined products in a facility connected to a pipeline.

     Working Capital Borrowings: Borrowings under our facility or other arrangement requiring all of its borrowings to be reduced to a relatively small amount each year for an economically meaningful period of time. Borrowings that are not intended exclusively for working capital purposes shall not be treated as Working Capital Borrowings.

                                   APPENDIX D

                PRO FORMA AVAILABLE CASH FROM OPERATING SURPLUS

     The following table shows the calculation of Pro Forma Available Cash from Operating Surplus and should be read in conjunction with "Cash Available for Distribution," the Ultramar Diamond Shamrock Logistics Business Financial Statements, and Shamrock Logistic Unaudited Pro Forma Financial Statements. The amounts in the tables below are in thousands and are unaudited.


                                                                             TWELVE MONTHS   SIX MONTHS
                                                               YEAR ENDED        ENDED         ENDED
                                                              DECEMBER 31,     JUNE 30,       JUNE 30,
                                                                  1999           2000           2000
                                                              ------------   -------------   ----------
Pro forma operating income..................................    $ 66,222       $ 53,825       $ 17,665
  Net decrease due to revised tariff rates..................     (21,892)       (12,195)            --
                                                                --------       --------       --------
Pro forma operating income as adjusted......................      44,330         41,630         17,665
Add:   Pro forma depreciation and amortization..............      12,318         12,256          6,336
        Pro forma distributions from Skelly-Belvieu.........       4,238          4,835          2,306
        Pro forma volumetric expansion, contractions
         and measurement discrepancy........................         378          1,653            916
Less:  Pro forma gain on sale of property, plant and
         equipment..........................................      (2,478)        (2,478)            --
                                                                --------       --------       --------
Pro forma Adjusted EBITDA(a)................................      58,786         57,896         27,223
Less:  Pro forma interest expense...........................      (5,939)        (5,926)        (3,014)
       Pro forma maintenance capital expenditures(b)........      (2,060)        (2,238)        (1,699)
                                                                --------       --------       --------
Pro forma Available Cash from Operating Surplus(c)(d)(e)....    $ 50,787       $ 49,732       $ 22,510
                                                                ========       ========       ========


---------------

(a) We define Adjusted EBITDA as operating income, less gain on sale of property, plant, and equipment, plus depreciation and amortization plus distributions from Skelly-Belvieu Pipeline Company, of which we own 50%, and excluding the impact of volumetric expansions, contractions and measurement discrepancies in our pipelines.

(b) Shamrock Logistics estimates maintenance capital expenditures will average approximately $4.0 million per year for as least the next two years. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(c) The pro forma adjustments in the pro forma financial statements are based upon currently available information and certain estimates and assumptions. The pro forma financial statements do not purport to present the financial position or results of operations of Shamrock Logistics had the transactions to be effected at the closing of this Offering actually been completed as of the date indicated. Furthermore, the pro forma financial statements are based on accrual accounting concepts whereas Available Cash and Operating Surplus are defined in the Partnership Agreement. As a consequence, the amount of Pro Forma Cash Available from Operating Surplus shown above should only be viewed as a general indication of the amounts of Available Cash from Operating Surplus that may in fact have been generated by Shamrock Logistics had it been formed in earlier periods.

(d) We estimate that we will incur incremental general and administrative expenses as a result of being a separate public entity (e.g. costs of tax return preparation, audit fees, annual and quarterly reports to Unitholders, investor relations, and registrar and transfer agent fees) of approximately $1.5 million per year. This amount is not included in the pro forma amounts shown above.

(e) The amount of Available Cash from Operating Surplus needed to distribute the Minimum Quarterly Distribution for four quarters on the Common Units and Subordinated Units to be outstanding immediately after this offering and on the 2% general partner interest is approximately $42.6 million. The pro forma amounts reflected above would have been sufficient to cover the Minimum Quarterly Distribution during 1999 and the twelve months ended June 30, 2000 on all of the Common Units, the Subordinated Units and the related distribution on the general partner interest.

------------------------------------------------------
------------------------------------------------------

    NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE ANY FORMATION OR TO REPRESENT ANYTHING NOT CONTAINED IN THIS PROSPECTUS. YOU MUST NOT RELY ON ANY UNAUTHORIZED INFORMATION OR REPRESENTATIONS. THIS PROSPECTUS IS AN OFFER TO SELL ONLY THE COMMON UNITS OFFERED BY THIS PROSPECTUS, BUT ONLY UNDER CIRCUMSTANCES AND IN JURISDICTIONS WHERE IT IS LAWFUL TO DO SO. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CURRENT ONLY AS OF ITS DATE.

                             ----------------------

                               TABLE OF CONTENTS


                                                  PAGE
                                                  ----
Prospectus Summary..............................    1
Risk Factors....................................   14
Use of Proceeds.................................   28
Capitalization..................................   29
Dilution........................................   30
Cash Distribution Policy........................   31
Cash Available for Distribution.................   38
Selected Historical and Operating Data of the
  Ultramar Diamond Shamrock Logistics Business
  and Pro Forma Financial and Operating Data of
  Shamrock Logistics............................   40
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations....................................   47
Business........................................   63
Management......................................   98
Security Ownership of Certain Beneficial Owners
  and Management................................  103
Certain Relationships and Related
  Transactions..................................  104
Conflicts of Interest and Fiduciary
  Responsibilities..............................  107
Description of the Common Units.................  112
Description of the Subordinated Units...........  115
The Partnership Agreement.......................  116
Units Eligible for Future Sale..................  129
Tax Considerations..............................  131
Investment in Shamrock Logistics by Employee
  Benefit Plans.................................  147
Underwriting....................................  149
Validity of the Common Units....................  151
Experts.........................................  151
Where You Can Find More Information.............  152
Forward-Looking Statements......................  152
Index to Financial Statements...................  F-1
Appendix A -- Form of Second Amended and
  Restated Agreement of Limited Partnership.....  A-1
Appendix B -- Form of Application for Transfer
  of Common Units...............................  B-1
Appendix C -- Glossary of Terms.................  C-1
Appendix D -- Pro Forma Available Cash from
  Operating Surplus.............................  D-1


    Through and including          , 2000 (the 25th day after the date of this
prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------

                             4,000,000 Common Units

                             SHAMROCK LOGISTICS, LP

                              Representing Limited
                               Partner Interests
                             ----------------------

                                     [LOGO]
                             ----------------------
                              GOLDMAN, SACHS & CO.

                             DAIN RAUSCHER WESSELS

                           A.G. EDWARDS & SONS, INC.

                                LEHMAN BROTHERS

                            PAINEWEBBER INCORPORATED

------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     Set forth below are the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee, the NASD filing fee and the NYSE filing fee, the amounts set forth below are estimates:

Securities and Exchange Commission registration fee....   $   25,502
NASD filing fee........................................       10,160
NYSE listing fee.......................................      275,000
Printing and engraving expenses........................      450,000
Legal fees and expenses................................    1,530,000
Accounting fees and expenses...........................    1,680,000
Transfer agent and registrar fees......................        4,000
Miscellaneous..........................................      525,338
                                                          ----------
          TOTAL........................................   $4,500,000
                                                          ==========

---------------

* To be provided by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The section of the Prospectus entitled "The Partnership
Agreement -- Indemnification" is incorporated herein by this reference. Reference is made to Section 8 of the Underwriting Agreement filed as Exhibit
1.1 to the Registration Statement. Subject to any terms, conditions or restrictions set forth in the Partnership Agreement, Section 17-108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other person from and against all claims and demands whatsoever.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     Shamrock Logistics, L.P. issued to UDS Logistics, LLC limited partner interests in the partnership and issued to Riverwalk Logistics, L.P. general partner interests in the partnership in connection with the formation of the partnership in December 1999 in an offering exempt from registration under
Section 4(2) of the Securities Act of 1933, as amended. There have been no other sales of unregistered securities within the past three years.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     a. Exhibits:

        EXHIBIT
         NUMBER                            DESCRIPTION OF EXHIBITS
        -------                            -----------------------
           1.1           -- Form of Underwriting Agreement
          +3.1           -- Certificate of Limited Partnership of Shamrock Logistics,
                            L.P.
          +3.2           -- Certificate of Amendment to Certificate of Limited
                            Partnership of Shamrock Logistics, L.P.
          +3.3           -- Form of Second Amended and Restated Agreement of Limited
                            Partnership of Shamrock Logistics, L.P. (included as
                            Appendix A to the Prospectus)
          +3.4           -- Certificate of Limited Partnership of Shamrock Logistics
                            Operations, L.P.

        EXHIBIT
         NUMBER                            DESCRIPTION OF EXHIBITS
        -------                            -----------------------
          +3.5           -- Certificate of Amendment to Certificate of Limited
                            Partnership of Shamrock Logistics Operations, L.P.
           3.6           -- Form of Second Amended and Restated Agreement of Limited
                            Partnership of Shamrock Logistics Operations, L.P.
          +3.7           -- Certificate of Limited Partnership of Riverwalk
                            Logistics, L.P.
          +3.8           -- Agreement of Limited Partnership of Riverwalk Logistics,
                            L.P.
          +3.9           -- Certificate of Formation of Shamrock Logistics GP, LLC
          +3.10          -- Form of Amended and Restated Limited Liability Company
                            Agreement of Shamrock Logistics GP, LLC
           5.1           -- Opinion of Andrews & Kurth L.L.P. as to the legality of the securities being registered
          *8.1           -- Form of Opinion of Andrews & Kurth L.L.P. relating to tax matters
          10.1           -- Form of Credit Facility
          10.2           -- Form of Contribution, Conveyance and Assumption Agreement
          10.3           -- Form of Shamrock Logistics GP, LLC Long-Term Incentive
                            Plan
          10.4           -- Form of Shamrock Logistics GP, LLC Short-Term Incentive
                            Plan
          10.5           -- Form of Employment Agreement (Curtis V. Anastasio)
          10.6           -- Form of Pipelines and Terminals Usage Agreement
          10.7           -- Form of Omnibus Agreement
          10.8           -- Form of Services Agreement
          10.9           -- Form of Shamrock Logistics GP, LLC Medium-Term Incentive
                            Plan
         +21.1           -- List of subsidiaries of Shamrock Logistics, L.P.
         *23.1           -- Consent of Arthur Andersen LLP
          23.2           -- Consent of Andrews & Kurth L.L.P. (contained in Exhibits
                            5.1 and 8.1)
         +24.1           -- Powers of Attorney (included on the signature page)
         +27.1           -- Financial Data Schedule.


---------------

 +  Previously filed.

 *  Filed herewith. All other exhibits will be filed by amendment.

     (b) Financial Statement Schedules

     All financial statement schedules are omitted because the information is not required, is not material or is otherwise included in the financial statements or related notes thereto.

ITEM 17. UNDERTAKINGS

     The undersigned Registrant hereby undertakes to provide at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (2) For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Antonio, State of Texas, on November 6, 2000.


                                            SHAMROCK LOGISTICS, L.P.

                                            By: Riverwalk Logistics, L.P.
                                                its general partner

                                            By: Shamrock Logistics GP, LLC

                                            By:  /s/ CURTIS V. ANASTASIO
                                              ----------------------------------
                                            Name: Curtis V. Anastasio
                                            Title: President

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS AMENDMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED BELOW.


                      SIGNATURE                                      TITLE                       DATE
                      ---------                                      -----                       ----

                          *                            Chairman of the Board
-----------------------------------------------------
                  William R. Klesse

               /s/ CURTIS V. ANASTASIO                 President and Director (Principal   November 6, 2000
-----------------------------------------------------    Executive Officer)
                 Curtis V. Anastasio

                          *                            Chief Accounting and Financial
-----------------------------------------------------    Officer and Director (Principal
                    Steven Blank                         Accounting and Financial
                                                         Officer)

                          *                            Director
-----------------------------------------------------
                Timothy J. Fretthold

                          *                            Director
-----------------------------------------------------
                   Robert Shapard

           *By:    /s/ CURTIS V. ANASTASIO
  ------------------------------------------------
                 Curtis V. Anastasio
                  Attorney-in-fact
               Dated: November 6, 2000

                                 EXHIBIT INDEX


        EXHIBIT
         NUMBER                            DESCRIPTION OF EXHIBITS
        -------                            -----------------------
          1.1            -- Form of Underwriting Agreement
         +3.1            -- Certificate of Limited Partnership of Shamrock Logistics,
                            L.P.
         +3.2            -- Certificate of Amendment to Certificate of Limited
                            Partnership of Shamrock Logistics, L.P.
         +3.3            -- Form of Second Amended and Restated Agreement of Limited
                            Partnership of Shamrock Logistics, L.P. (included as
                            Appendix A to the Prospectus)
         +3.4            -- Certificate of Limited Partnership of Shamrock Logistics
                            Operations, L.P.
         +3.5            -- Certificate of Amendment to Certificate of Limited
                            Partnership of Shamrock Logistics Operations, L.P.
          3.6            -- Form of Second Amended and Restated Agreement of Limited
                            Partnership of Shamrock Logistics Operations L.P.
         +3.7            -- Certificate of Limited Partnership of Riverwalk
                            Logistics, L.P.
         +3.8            -- Agreement of Limited Partnership of Riverwalk Logistics,
                            L.P.
         +3.9            -- Certificate of Formation of Shamrock Logistics GP, LLC
         +3.10           -- Form of Amended and Restated Limited Liability Company
                            Agreement of Shamrock Logistics GP, LLC
          5.1            -- Opinion of Andrews & Kurth L.L.P. as to the legality of the securities being registered
         *8.1            -- Form of Opinion of Andrews & Kurth L.L.P. relating to tax matters
         10.1            -- Form of Credit Facility
         10.2            -- Form of Contribution, Conveyance and Assumption Agreement
         10.3            -- Form of Shamrock Logistics GP, LLC Long-Term Incentive
                            Plan
         10.4            -- Form of Shamrock Logistics GP, LLC Short-Term Incentive
                            Plan
         10.5            -- Form of Employment Agreement (Curtis V. Anastasio)
         10.6            -- Form of Pipelines and Terminals Usage Agreement
         10.7            -- Form of Omnibus Agreement
         10.8            -- Form of Services Agreement
         10.9            -- Form of Shamrock Logistics GP, LLC Medium-Term Incentive
                            Plan
        +21.1            -- List of subsidiaries of Shamrock Logistics, L.P.
        *23.1            -- Consent of Arthur Andersen LLP
         23.2            -- Consent of Andrews & Kurth L.L.P. (contained in Exhibits
                            5.1 and 8.1)
        +24.1            -- Powers of Attorney (included on the signature page)
        +27.1            -- Financial Data Schedule.


---------------

+ Previously filed.

* Filed herewith. All other exhibits will be filed by amendment.